Form 20-F
period 2010-12-31
Camelot Information Systems Inc.
filed 2011-06-09
CIK 1487295

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT
FOR THE TRANSACTION PERIOD FORM TO

COMMISSION FILE NUMBER 001-34797

Camelot Information Systems Inc.

(Exact name of Registrant as specified in its charter)

The British Virgin Islands
(Jurisdiction of Incorporation or Organization)

Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
(Address of Principal Executive Offices)

Mr. Gordon Lau
Chief Financial Officer
Camelot Information Systems Inc.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +86-10-82019000
Fax: +86-10-82019100
Email: investors@camelotchina.com
(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Name of Exchange On Which Registered
American depositary shares, each representing four ordinary share, with no par value per share	New York Stock Exchange
Ordinary shares, with no par value per share *	New York Stock Exchange

* Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, with no par value	179,610,123

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.      Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).      Yes ☐ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐    Accelerated filer  ☒   Non-accelerated filer   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing (Check one):
U.S. GAAP  ☒
International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐
Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No  ☐

Table of Contents

Page
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS		1
CERTAIN TERMS AND CONVENTIONS		2
PART I		3
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3.	KEY INFORMATION	3
A.	SELECTED FINANCIAL DATA	3
B.	CAPITALIZATION AND INDEBTEDNESS	6
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	6
D.	RISK FACTORS	6
ITEM 4.	INFORMATION ON THE COMPANY	31
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	31
B.	BUSINESS OVERVIEW	33
C.	ORGANIZATIONAL STRUCTURE	45
D.	PROPERTY, PLANTS AND EQUIPMENT	46
ITEM 4A.	UNRESOLVED STAFF COMMENTS	47
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	47
A.	OPERATING RESULTS	47
B.	LIQUIDITY AND CAPITAL RESOURCES	78
C.	RESEARCH AND DEVELOPMENT	81
D.	TREND INFORMATION	81
E.	OFF-BALANCE SHEET ARRANGEMENTS	82
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	82
G.	SAFE HARBOR	82
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	83
A.	DIRECTORS AND SENIOR MANAGEMENT	83
B.	COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	85
C.	BOARD PRACTICES	87
D.	EMPLOYEES	89
E.	SHARE OWNERSHIP	89
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	90
A.	MAJOR SHAREHOLDERS	90
B.	RELATED PARTY TRANSACTIONS	90
C.	INTERESTS OF EXPERTS AND COUNSEL	91
ITEM 8.	FINANCIAL INFORMATION	91
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	91
B.	SIGNIFICANT CHANGES	92
ITEM 9.	THE OFFER AND LISTING	92
A.	OFFER AND LISTING DETAILS	92
B.	PLAN OF DISTRIBUTION	92
C.	MARKETS	92
D.	SELLING SHAREHOLDERS	93
E.	DILUTION	93
F.	EXPENSES OF THE ISSUE	93
ITEM 10.	ADDITIONAL INFORMATION	93
A.	SHARE CAPITAL	93
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	93
C.	MATERIAL CONTRACTS	100
D.	EXCHANGE CONTROLS	100
E.	TAXATION	100
F.	DIVIDENDS AND PAYING AGENTS	106
G.	STATEMENT BY EXPERTS	106

i

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our expansion plans;

•	our anticipated growth strategy;

•	our plans to recruit more employees;

•	our plans to invest in research and development to enhance our service lines;

•	our future business development, results of operations and financial condition;

•	expected changes in our net revenues and certain cost or expense items;

•	our ability to attract and retain customers;

•	trends and competition in the IT services industry; and

•	general economic and business conditions, particularly in China.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information — D. Risk Factors” and other information in this annual report and the documents that we refer to herein. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

CERTAIN TERMS AND CONVENTIONS

Unless otherwise indicated, references in this annual report to:

•	“Camelot,” “we,” “us,” “our company” or “our” refers to Camelot Information Systems Inc. and its consolidated subsidiaries;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of the PRC;

•	“U.S. GAAP” or “GAAP” means accounting principles generally accepted in the United States of America; and

•	“Greater China” refers to the PRC, Taiwan, the special administrative regions of Hong Kong and Macau.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. The functional currency of our company is U.S. dollars and the functional currencies of our operating subsidiaries may vary based on the location of these entities. A majority of our net revenues and a significant majority of our expenses are denominated in Renminbi, the legal currency of China. Our financial records contain amounts denominated in Japanese Yen, Hong Kong dollars and New Taiwan dollars, and as a result, this report may contain translations of certain Renminbi, Hong Kong dollars, New Taiwan dollars and Japanese Yen amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our reporting currency, or U.S. dollars, amounts of our assets and liabilities were translated from each subsidiary’s functional currency at the exchange rates as of the relevant balance sheet date; equity amounts were translated at historical exchange rates; and amounts of revenues, expenses, gains and losses were translated using the average rates for the relevant period. We make no representation that any currency amounts could have been, or could be, converted into any other currency at any particular rate, or at all. On June 3, 2011, the noon buying rates were RMB6.4796 to US$1.00, NT$28.66  to US$1.00 and JPY80.38 to US$1.00. For more information, see “Item 3— Key Information— A. Selected Financial Data—Exchange Rate Information.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31,  2009 and 2010 have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the year ended December 31, 2006 and 2007, and selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Historical results are not necessarily indicative of results to be expected in any future period.

You should read the following selected consolidated financial and operating data in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”included elsewhere in this annual report.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	(U.S. dollars in thousands, except share and per share data)
Consolidated statements of operations data:
Net revenues	33,521	51,380	90,772	118,003	192,863
Cost of revenues(1)(2)	(21,909)	(35,620)	(64,187)	(81,976)	(130,862)
Gross profit	11,612	15,760	26,585	36,027	62,001
Selling and marketing expenses(1)(2)	(1,171)	(1,796)	(3,818)	(6,199)	(11,138)
General and administrative expenses(1)	(5,080)	(5,700)	(11,613)	(12,627)	(21,605)
Research and development costs	—	—	(1,705)	(1,496)	(2,741)
Postponed initial public offering costs	—	—	(2,457)	—	—
Changes in fair value of contingent consideration for acquisitions of Agree and Tansun	—	—	—	(549)	(3,880)
Total operating expenses	(6,251)	(7,496)	(19,593)	(20,871)	(39,364)
Government subsidies	51	27	—	56	123
Income from operations	5,412	8,291	6,992	15,212	22,760
Interest expense	(21)	(6)	(310)	(96)	(475)
Interest income	447	396	244	118	498
Dividend income from short term investment	—	—	11	—	—
Gain/(loss) on short-term investment	—	—	(115)	44	—
Gain from extinguishment of liability	—	—	3,926	—	—

Income before provisions for income taxes	5,838	8,681	10,748	15,278	22,783
Provisions for income taxes	(390)	(1,374)	(1,400)	(2,241)	(4,100)
Equity in earnings/(loss) of an affiliate, net of income taxes	(5)	6	—	—	—
Net income	5,443	7,313	9,348	13,037	18,683
Less: Net (loss)/income attributable to non controlling interest	—	—	(66)	(71)	(86)
Net income attributable to Camelot Information Systems Inc(3)	5,443	7,313	9,282	12,966	18,597

Net income per share attributable to shareholders of Camelot Information Systems Inc.
Basic-ordinary shares	0.06	0.06	0.07	0.10	0.12
Diluted-ordinary shares	0.06	0.06	0.07	0.10	0.11
Net income per ADS attributable to shareholders of Camelot Information Systems Inc.
Basic-ADSs	0.24	0.26	0.30	0.40	0.48
Diluted-ADSs	0.24	0.26	0.29	0.39	0.45

Weighted average shares used in calculating net income per share
Basic-ordinary shares	73,691,478	73,691,478	77,394,257	82,035,859	128,663,415
Diluted-ordinary shares	93,218,702	114,516,885	127,587,315	133,017,168	165,258,030
Weighted average shares used in calculating net income per ADSs
Basic-ADSs	18,422,870	18,422,870	19,348,564	20,508,965	32,165,854
Diluted-ADSs	23,304,676	28,629,221	31,896,829	33,254,292	41,314,508

___________
Notes:
(1) Includes the following amounts of share-based compensation expenses for the years indicated：

	For the Year Ended December 31
	2006	2007	2008	2009	2010
	(U.S. dollars in thousands)
Cost of revenues	27	89	130	147	136
Selling and marketing	25	55	94	158	354
General and administrative	142	355	852	938	2,434
Total share-based compensation expenses	194	499	1,076	1,243	2,924

(2) Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the years indicated：

	For the Year Ended December 31
	2006	2007	2008	2009	2010
	(U.S. dollars in thousands)
Cost of revenues	215	8	360	440	1,776
Selling and marketing	888	946	2,372	3,224	4,332
Total acquisition-related intangible amortization expenses	1,103	954	2,732	3,664	6,108

(3) To supplement the net income attributable to Camelot Information Systems Inc. presented in accordance with U.S. GAAP, we use the non-GAAP financial measure of net income attributable to Camelot Information Systems Inc., which is adjusted from results based on U.S. GAAP to exclude share-based compensation, acquisition-related intangible amortization, gain from extinguishment of liability, postponed initial public offering costs, and changes in fair value of contingent consideration. The non-GAAP financial measure is provided as additional information to enhance investors’ overall understanding of our current financial performance and prospects for the future. The non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of the non-GAAP financial measure may be different from the calculation used by other companies, and therefore comparability may be limited.

The following table sets forth the reconciliation of our adjusted net income attributable to Camelot Information Systems Inc. to the U.S. GAAP net income attributable to Camelot Information Systems Inc.

	For the Year Ended December 31
	2006	2007	2008	2009	2010
	(U.S. dollars in thousands)
Net income attributable to Camelot Information Systems Inc. (U.S. GAAP)	5,443	7,313	9,282	12,966	18,597
Share-based compensation	194	499	1,076	1,243	2,924
Acquisition-related intangible amortization	1,103	954	2,732	3,664	6,108
Gain from extinguishment of liability	-	-	(3,926)	-	-
Postponed initial public offering costs	-	-	2,457	-	-
Changes in fair value of contingent consideration	-	-	-	549	3,880
Total non-GAAP adjustments	1,297	1,453	2,339	5,456	12,912
Net income attributable to Camelot Information Systems Inc. (non-GAAP)	6,740	8,766	11,621	18,422	31,509

The following table sets forth our selected consolidated statements of balance sheet data as of December 31, 2006, 2007, 2008, 2009 and 2010.

	As of December 31,
	2006	2007	2008	2009	2010
	(U.S. dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	13,544	18,851	22,916	33,820	140,356
Total assets	52,483	72,352	118,905	191,267	341,465
Total liabilities	12,864	12,162	32,412	75,310	88,188
Total equity	39,619	60,190	86,493	115,957	253,277
Total liabilities and equity	52,483	72,352	118,905	191,267	341,465

Exchange Rate Information

Our business is primarily conducted in China and a substantial portion of our revenues are denominated in RMB. A majority of our net revenues and a significant majority of our expenses are denominated in Renminbi, the legal currency of China. Our financial records contain amounts denominated in Japanese Yen, Hong Kong dollars and New Taiwan dollars, and as a result this report may contain translations of certain Renminbi, Hong Kong dollars, New Taiwan dollars and Japanese Yen amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our reporting currency, or U.S. dollars, amounts of our assets and liabilities were translated from each subsidiary’s functional currency at the exchange rates as of the relevant balance sheet date; equity amounts were translated at historical exchange rates; and amounts of revenues, expenses, gains and losses were translated using the average rates for the relevant period. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.6000 to US$1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board in effect as of December 30, 2010, the last day of 2010 for which exchange rate data was available. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 3, 2011, the noon buying rate was RMB6.4796 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(l)	Low	High
	(RMBper$1.00)
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7603	6.6000	6.8330
December	6.6000	6.6497	6.6000	6.6745
2011
January	6.6017	6.5964	6.5809	6.6364
February	6.5713	6.5761	6.5520	6.5965
March	6.5483	6.5645	6.5483	6.5743
April	6.4900	6.5267	6.4900	6.5477
May	6.4786	6.4948	6.4786	6.5073
June (through June 3)	6.4796	6.4800	6.4780	6.4824
(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Related to Our Business and Our Industry

We may be unable to attract and retain skilled professionals in the competitive job market for IT professionals.

Our business involves the delivery of professional services and is highly labor-intensive. Our ability to execute current and future projects and to obtain new customers depends largely on our ability to attract, train, motivate and retain highly skilled personnel, particularly project managers, independent consultants, project leaders and domain experts. We believe that there is significant demand for those personnel. The loss of a significant number of our professionals or the inability to attract, hire, develop, train and retain additional skilled personnel may materially and adversely affect our ability to manage, staff and successfully complete our existing projects and obtain new projects. Increasing competition for these individuals may also significantly increase our labor costs, which may materially and adversely affect our profit margins and results of operations.

The markets for IT services in China are highly competitive, and we may not be able to compete effectively.

The markets for IT services in China are highly competitive and we expect competition to intensify in the future. The profiles and identities of our competitors may vary among our service lines and customers. We primarily compete with Chinese IT services firms. We may also compete with foreign IT service providers as well as domestic offshore IT services providers. Some of the firms with which we compete in these markets have significantly greater financial resources and more established market positions than us. Furthermore, many of our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market shares and service offerings. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Our ability to compete may be further limited by the non-compete provisions in the agreements with some of our customers. If we are unable to compete successfully with our existing or new competitors, our financial results may be materially and adversely affected.

Wages for IT professionals in China have increased in recent years and may continue to increase at a higher rate in the future, making us potentially less competitive and less profitable.

Historically, wages for comparably skilled technical personnel in the Chinese IT services industry were lower than in developed countries, such as in Japan, the U.S. or Europe. In recent years, wages in the China IT services industry have increased and may continue to increase in the future. In order to attract and retain skilled personnel, we may need to continue to increase the wages of our work force. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for a specific employer are entitled to a paid vacation ranging from 5 to 15 days, depending on length of service. Furthermore, employees who waive such vacation time at the request of employers shall be compensated for three times their normal salaries for each waived vacation day. This mandated paid-vacation regulation, coupled with the trend of increasing wages, may result in increased wages for our services, making us potentially less competitive, and may increase our cost of revenues and operating expenses, resulting in lower profit margins.

We depend on a small number of customers to derive a significant portion of our revenues and this dependence is likely to continue.

We derive a significant portion of our revenue from a limited number of customers. In 2008, 2009 and 2010, net revenues from our largest customer accounted for 31.6%, 31.6% and 33.7%, respectively, of our net revenues, and net revenues from our largest five customers accounted for 48.4%, 49.0% and 48.2%, respectively, of our net revenues. If we lose any one of our major customers or any of these customers significantly reduces its volume of business with us, our net revenues and profitability would be substantially reduced. In addition, the volume of work we perform for specific customers may vary from year to year, particularly since we are generally not the exclusive service provider for our customers. Our high customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations. We expect revenues from these customers will continue to account for a significant portion of our revenues.

In addition, our success depends significantly on our ability to maintain strong relationships with international IT service providers. In 2008, 2009 and 2010, we derived 38.9%, 38.8% and 36.5%, respectively, of our net revenues from providing our services through international IT service providers such as IBM, Accenture and HP, including a significant amount of net revenues from IBM. We expect to continue to depend on relationships with such international IT service providers for a significant portion of our net revenues in the foreseeable future. Our business prospects, financial condition or operating results could be materially and adversely affected if such IT service providers terminate their relationships with us or reduce volume of business with us, either because they choose to work with our competitors or because they choose to directly offer similar services that compete with our business. Further, our business prospects, financial condition or operating results could be materially and adversely affected if those service providers to whom we provide services are unsuccessful in obtaining new projects.

If our delivery center agreements with IBM are terminated or are not renewed for any reason, our relationship with IBM as well as our overall business, operating results and financial condition will be materially and adversely affected.

In addition to our then existing business with IBM, in March 2008, we entered into a technical services agreement and a master statement of work, or a master SOW, with IBM to establish a delivery center to deliver enterprise application services exclusively for IBM’s customers. In May 2011, we renewed the technical services agreement and the master SOW with IBM for an additional four years, under which the right for IBM to purchase the delivery center at a price based on the cumulative revenues generated by and net book value of the delivery center has been removed. Our net revenues derived from this delivery center totaled US$1.4 million in 2008, US$15.7 million in 2009 and US$36.5 million in 2010, or 1.6%, 13.3% and 18.9% of our total net revenues, respectively. We expect this delivery center to continue to account for a material percentage of our total net revenues for the foreseeable future.

The renewed technical services agreement contains a number of key commercial and legal provisions, including:

•
Termination.  The initial term is four years and can be renewed by IBM for one or more years with substantially the same terms and conditions. The technical services agreement may be terminated at an earlier date upon the occurrence of certain events, including, among others, a change of control, liquidation or bankruptcy of our company, and a failure by us to meet certain service standards.

•
Non-compete undertaking.  We have agreed not to compete with IBM, in the field of SAP consulting services, for any existing or future business opportunity from IBM’s existing customers that is either continual or relating to any services provided by us under the technical services agreement. However, such non-compete undertaking does not apply to our existing customers. Our non-compete undertaking is effective throughout the term of the master SOW and for a period of 18 months following the termination of the master SOW.

In light of the materiality of the delivery center to our relationships with IBM and our future operating results, we may face a number of risks and uncertainties to our business. For instance, there is no assurance that (i) our delivery center agreements will not be terminated or will be renewed after the initial term; and (ii) there may be ambiguities in the interpretation of the scope of our non-compete undertaking, particularly in light of our potential overlapping customer base with IBM. As a result, we cannot assure you that we will not enter into a dispute with IBM relating to future customers and projects. The occurrence of any of the foregoing may materially and adversely affect our relationship with IBM, which has historically been our largest customer and strategic account, thereby materially and adversely affecting our overall business, results of operations and financial condition. See “Item 3. Key Information— D. Risk Factors — Risks Related to Our Business and Our Industry — We depend on a small number of customers to derive a significant portion of our revenues and this dependence is likely to continue.”

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Historically, our outstanding billed and unbilled accounts receivable have been relatively high. As of December 31, 2008, 2009 and 2010, our outstanding billed and unbilled accounts receivable were US$44.9 million, US$68.2 million and US$105.7 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Our revenues are highly dependent on customers primarily located in the PRC and certain other regions in Asia-Pacific.

Prior to 2006, we derived all of our revenues from the PRC. However, as a result of a number of strategic acquisitions since 2006, we currently also derive a material portion of our revenues from customers in Taiwan and Japan. In 2008, 2009 and 2010, net revenues from the PRC, Taiwan and Japan in aggregate totaled US$88.7 million, US$117.2 million and US$190.5 million, respectively, representing 97.7%, 99.3% and 98.8% of total net revenues, respectively. Accordingly, our revenues are highly dependent on the Greater China region and Japan, and in particular, on the continued technology spending of our existing and prospective customers in these regions. The growth in technology spending generally decreases in a challenging economic environment. Adverse economic conditions in the regions may cause some customers to reduce or defer their expenditures for IT services. Therefore, a decline in the level of economic activity in the Greater China region and Japan could materially and adversely affect our net revenues and profit margins.

A global financial and economic crisis, particularly a slowdown in the Chinese economy, may adversely affect our business, results of operations and financial condition.

The global financial crisis and economic downturn that unfolded in 2008 and continued in 2009 adversely affected economies and businesses around the world, including those in China. More recently, there has been concern over capital markets access and the solvency of certain European Union member states, and unrest in the Middle East and North Africa which has lead to higher oil prices and the slowing of the U.S. economy. Since we currently derive the significant majority of our revenues from customers in China, any prolonged slowdown in the Chinese economy may have an adverse effect on our business, operating results and financial condition in a number of ways. For example, our customers may decrease or delay the use of our services, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased use of our services by our existing customers. In addition, we could have difficulty collecting payments from our customers.

Our financial performance and prospects could be affected by natural disasters or health epidemics.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics. In March 2011, a magnitude 9.0 earthquake followed by a tsunami struck northeast Japan devastating much of the affected areas and causing widespread damage and casualties. Historically, our sales to Japan accounted 12.9%, 9.9% and 7.7% of our revenue in each of 2008, 2009 and 2010. In addition, in May 2008, a magnitude 8.0 earthquake struck Sichuan Province and certain other parts of the PRC, causing severe damage and casualties.

Moreover, certain countries and regions, including the PRC, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past six years and, more recently in 2009, the outbreak of influenza A (H1N1).

We are unable to predict the effect, if any, that any future natural disasters and health and public security hazards may have on our business. Furthermore, such natural disasters and health and public security hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects.

 Our business and growth may be severely disrupted if we lose the services of our senior management and key technical personnel or if such persons compete against us and our non-compete agreements cannot be enforced.

Our future success is significantly dependent upon the continued service of our senior management and key technical personnel. The loss of any other members of our senior management or key technical personnel may materially and adversely affect our business and operations. For instance, it could jeopardize our relationships with customers and result in the loss of customer engagements. If we lose the service of any senior management member or key technical personnel, we may not be able to locate and obtain the service of qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. In addition, if any of our senior management or key technical personnel joins a competitor or forms a competing company, we may lose customers, know-how, key technical professionals and employees. Each of our senior management members and key technical personnel has entered into an employment agreement with us which contains non-competition provisions. However, if any dispute arises between any of our senior management members or key technical personnel and us, we cannot assure you that we will be able to successfully enforce these provisions.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology or if growth in the use of technology in business by our customers is not as rapid as in the past.

The markets for IT services are characterized by rapid technological changes, evolving industry standards, changing customer preferences and frequent new product and service introductions. Our success will depend, in part, on our ability to develop and implement technology services and solutions and anticipate and keep pace with rapid and continuing changes in technology, industry standards and customer preferences. We may not be successful in anticipating or responding to these developments on a timely basis, and our service or solution offerings may not be successful in the marketplace. For example, if SAP-based ERP systems become obsolete or less accepted among end users, the demand for our services could be materially and adversely affected. In addition, services, solutions and technologies developed by our competitors may make our service or solution offerings uncompetitive, obsolete or force us to reduce prices, thereby adversely affecting our profit margins. Any one of these circumstances could materially and adversely affect our ability to obtain and successfully complete customer engagements.

Our growth prospects may be adversely affected if the market for our services and the industries that we service fail to grow as expected.

Our operations are conducted in two service lines. Our enterprise application services business primarily focuses on SAP-based ERP services. SAP competes with international players such as Oracle Corporation, or Oracle, and local players such as UFIDA Software Co., Ltd. and Kingdee International in China. If SAP fails to compete effectively against these companies in China, or if the demand for ERP services in China experiences lower than expected growth, if at all, our business and growth prospects may be materially and adversely affected. Our financial industry IT services business primarily services banks and insurance companies in China and Taiwan, where the financial services industry is extensively regulated. Accordingly, any significant regulatory changes in the industry may affect demand for our services. In addition, any adverse development in the financial services IT industry in China and Taiwan, whether due to a downturn in the economy or otherwise, may lead to reduced procurement budget of our financial institution customers, which may in turn lead to lower demand for our services, thereby adversely affecting our business and growth prospects.

Most of our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements.

Our customers generally retain us on an engagement-by-engagement basis in connection with specific projects, rather than on a recurring basis under long-term contracts. Although a substantial majority of our revenue is generated from repeat business, which we define as revenue from a customer who also contributed to our revenue during the prior year, our engagements with our customers are typically for projects that are singular in nature. Therefore, we must seek to obtain new engagements when our current engagements are successfully completed or are terminated as well as maintain relationships with existing customers and secure new customers to expand our business. In addition, in order to expand our business, we may need to continue to expand our sales and marketing group, which would increase our expenses but may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations may be materially and adversely affected.

Many contracts with our customers generally can be terminated without cause and with little or no notice or penalty, which could negatively impact our revenue and profitability.

We often provide services to end customers through international IT service providers. In these cases, our contracts are signed with these service providers rather than with our end customers.  A number of our contracts with international IT service providers can be terminated with or without cause, without any notice and without termination-related penalties. However, historically, we have not experienced any terminations of any significant contracts. In addition, such contracts can be terminated immediately upon the termination of the international IT service providers’ contracts with the end customers under circumstances beyond our control. As a result, our revenue-generating engagements with many customers are not predictable and a high level of net revenues in one period is not necessarily predictive of continued high levels of net revenues in future periods. Our business depends on the decisions and actions of our customers, and a number of factors relating to our customers beyond our control might result in the termination of a project or the loss of a customer, including financial difficulties; a change in strategic priorities, resulting in a reduced level of IT spending; and a change in outsourcing strategy by moving more work to in-house IT departments or to our competitors.

We are subject to certain risks relating to our fixed-price contracts.

A significant portion of our customer contracts are on a fixed-price basis. As a result, we are subject to risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, and we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a future project, or future rates of wage inflation, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

In addition, a number of our fixed-price contracts contain pricing terms that condition a portion of the payment of fees by the customer on our ability to meet defined performance goals, service levels and completion schedules set forth in the contracts. Our failure to meet these goals or customer expectations in such contracts may result in less profitable or unprofitable engagements.

We may be liable to our customers for damages caused by a violation of intellectual property rights, the disclosure of other confidential information, system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages.

We often have access to, and are required to collect and store, sensitive or confidential customer information. Many of our customer agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive or confidential customer information, we could be subject to significant liability from our customers or from our customers’ customers for breaching contractual confidentiality provisions or privacy laws. The protection of the intellectual property rights and other confidential information of our customers is particularly important for us since our operation is mainly based in China. China, as well as Chinese companies, have not traditionally enforced intellectual property protection to the same extent as more developed countries such as the United States. Despite measures we take to protect the intellectual property and other confidential information of our customers, unauthorized parties, including our employees and sub-contractors, may attempt to misappropriate certain intellectual property rights that are proprietary to our customers or otherwise breach our customers’ confidences. Unauthorized disclosure of sensitive or confidential customer information or a violation of intellectual property rights may subject us to liabilities, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, damage our reputation and cause us to lose customers.

Many of our contracts involve projects that are critical to the operations of our customers’ businesses, and provide benefits to our customers that may be difficult to quantify. Any failure in a customer’s system or any breach of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Furthermore, any errors by our employees in the performance of services for a customer, or poor execution of such services, could result in a customer terminating our engagement and seeking damages from us.

Although we attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. We do not have insurance coverage against potential losses or claims with respect to the IT services we provide. We do not maintain general liability insurance coverage, such as coverage for errors or omissions. While we believe that our practice is in line with the general practice in the IT services industry, there may be instances when we will have to internalize losses, damages and liabilities because of the lack of insurance coverage, which may in turn adversely affect our financial condition and results of operations.

We may face intellectual property infringement or indemnity claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

It is critical that we use and develop our technology and services without infringing upon the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement or indemnity claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease to make, license or use products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our services until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. In addition, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. Parties making infringement or indemnity claims may be able to obtain an injunction to prevent us from delivering our services or using technology containing the allegedly infringing intellectual property. Any intellectual property litigation could materially and adversely affect our business, results of operations or financial condition.

Our financial results could suffer if we are unable to achieve or maintain the productivity and utilization of our professionals.

Our profitability depends to a large extent on the productivity and utilization of our professionals. Productivity and utilization of our professionals are affected by a number of factors, including, among other things, the number and size of customer engagements, the timing of the commencement, completion and termination of engagements, our ability to transition our professionals efficiently from completed engagements to new engagements, the hiring of additional professionals, unanticipated changes in the scope of customer engagements, our ability to forecast demand for our services and thereby maintain an appropriate number of professionals, billing rates for our professionals and conditions affecting the industries in which we practice as well as general economic conditions. Any of the factors above may result in low productivity and utilization of our employees and materially and adversely affect our results of operations and employee morale. If we are unable to achieve and maintain adequate overall productivity and utilization of our professionals, our financial results could materially suffer.

Any inability to manage our growth could disrupt our business, undermine our competitive position and reduce our profitability.

We have grown significantly in recent years as a result of the expansion of our service offerings and the undertaking of major acquisitions both within China and elsewhere. The total number of our IT professionals increased from 1,757 as of December 31, 2008 to 3,162 as of December 31, 2010. We expect our growth to place significant strain on our management and other resources. Specifically, we will need to continue to develop and improve our operational, financial and other internal controls, both in China and elsewhere. Continued growth imposes challenges on us in:

•	recruiting, training and retaining sufficient skilled technical, marketing and management personnel;

•	adhering to our high quality and process execution standards;

•	preserving our culture, values and entrepreneurial environment;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

•	maintaining high levels of customer satisfaction.

We cannot assure you that we will be successful in managing such risks and our failure to do so may disrupt our business, undermine our competitive position and reduce our profitability.

We are subject to financial and business risks on completed or future acquisitions.

Since 2006, we have completed a number of strategic acquisitions to complement our business. We intend to continue to selectively acquire IT service companies to support our future growth. We are subject to a number of special financial and business risks in connection with our acquisition efforts, including among others, diversion of our management’s time, attention, and resources, decreased utilization during the integration process, loss of key acquired personnel, difficulties in integrating diverse corporate cultures, increased costs to improve or coordinate managerial, operational, financial, and administrative systems including dilutive issuances of equity securities, including convertible securities, assumption of legal liabilities, potential write-offs related to the impairment of goodwill, and additional conflicts of interest. In addition, we may be unable to manage an acquired entity profitably or successfully integrate its operations with our own. Any of these factors may adversely affect the growth of our business and results of operations.

Although we conduct due diligence in connection with our acquisitions, we may not be aware of all the risks associated with acquired businesses. Any discovery of adverse information concerning the acquired businesses since the completion of the acquisitions could materially and adversely affect our business, financial condition and results of operations. While we may be entitled to seek indemnification in certain circumstances, successfully asserting indemnification or enforcing such indemnification could be costly and time-consuming or may not be successful at all. In addition, acquired businesses may have significant lower gross margins than our existing business, which may apply downward pressure on our overall gross margin in the future.

Furthermore, acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products or services in which the acquired companies specialize, and the loss of key customers and personnel. If we are unable to realize the benefits envisioned for such acquisitions, our overall profitability and growth plans may be adversely affected.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates, which could adversely affect our growth.

Historically, we have expanded our business and acquired additional customers through strategic acquisitions. We intend to continue to selectively acquire high-quality IT services companies to support our future growth. However, we may not be able to identify suitable future acquisition candidates. Even if we identify suitable candidates, we may be unable to complete an acquisition on terms commercially acceptable to us. Moreover, competition for future acquisition opportunities in our markets could increase the price we pay for businesses we acquire and could reduce the number of potential acquisition targets. If we fail to identify appropriate candidates or complete desired acquisitions, we may not be able to implement our growth strategies effectively or efficiently. In addition, the expenses we incur in evaluating and pursuing acquisitions could have a material adverse effect on our results of operations. Any of these factors may materially and adversely affect the growth of our business and results of operations.

As a result of our significant growth and acquisitions in recent years, evaluating our business and prospects may be difficult and our past results may not be indicative of our future performance.

Our business has grown and evolved significantly in recent years, both through organic growth and our strategic acquisitions. In light of the significance of our recent acquisitions, a period-to-period comparison of our historical operating results may not be meaningful. In addition, we may not be able to achieve a similar growth rate in future periods because of the continuing evolution of our business model. Therefore, you should not rely on our past results or historical rate of growth as an indication of our future performance.

Any significant failure in our information technology systems could subject us to contractual liabilities to our customers, harm our reputation and adversely affect our results of operations.

Our business and operations are highly dependent on the ability of our information technology systems to timely process various transactions across different markets and solutions. The proper functioning of our financial control, accounting, customer service and other data processing systems, together with the communication systems between our various subsidiaries and delivery centers is critical to our business and our competitiveness. Our business activities may be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks, conversion errors due to system upgrading, damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry or other events beyond our control. We may be liable to our customers for breach of contract for interruptions in service. Due to the numerous variables surrounding system disruptions, the extent or amount of any potential liability cannot be predicted. Moreover, actual or perceived concerns that our systems may be vulnerable to disruptions or unauthorized entry may deter customers from using our services.

Fluctuation in currencies may materially and adversely affect on our business.

A significant portion of our revenues and assets and liabilities are denominated in currencies other than the Renminbi such as Japanese Yen, the New Taiwan dollar, and the U.S. dollar. The value of the Renminbi against the U.S. dollar, Japanese Yen and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollars between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. We expect that a material portion of our revenues will continue to be generated in currencies other than the Renminbi, including Japanese Yen, the New Taiwan dollar, and the U.S. dollar, for the foreseeable future and that a substantial majority of our expenses, including personnel costs, as well as operating expenditures, will continue to be denominated in Renminbi. Consequently, the results of our operations may be adversely affected as Renminbi appreciates against the U.S. dollar and other foreign currencies. In addition, any significant revaluation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our ADSs in U.S. dollar terms. As very limited types of hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations, we have not entered into any such hedging transactions. Accordingly, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

We face risks and uncertainties relating to our international operations.

Outside of the PRC, we have operations in a number of overseas locations such as Taiwan and Japan. We expect our net revenues derived from international markets to continue to account for a material portion of our revenues in the future. Our international operations carry additional financial and business risks, including greater difficulties in managing and staffing foreign operations, cultural differences that may result in lower utilization, currency fluctuations that could adversely affect our financial position and operating results, unexpected changes in regulatory requirements, greater difficulties in collecting accounts receivable, longer sales cycles, restrictions on the repatriation of earnings, difficulties in enforcing judgments across multiple jurisdictions, and potentially adverse tax consequences, such as trapped foreign losses. If our revenues derived from international operations increase relative to our total net revenues, these factors could have a more pronounced effect on our results of operations.

Our corporate actions are substantially influenced by our principal shareholders, who can cause us to take actions in ways with which you may not agree.

As of May 31, 2011, our largest shareholders included our founders, Mr. Yiming Ma and Ms. Heidi Chou, each of whom owns approximately 12.0% and 11.6% of our outstanding ordinary shares and voting power.  Mr. Yiming Ma and Ms. Heidi Chou are husband and wife. Mr. Yiming Ma and Ms. Heidi Chou acting individually or as a group could exert substantial influence over matters such as electing directors and approving acquisitions, mergers or other business combination transactions. Any concentration of ownership and voting power, including the concentration of ownership and voting power resulted from the relationship between Mr. Yiming Ma and Ms. Heidi Chou, may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

If we grant employee stock options and other share-based compensation in the future, our net income could be materially and adversely affected.

Share-based compensation is important to attract and retain key personnel. Under our 2006 Plan, we have a significant number of options to purchase ordinary shares outstanding as well as a significant number of option shares reserved for future issuance. We may adopt other equity incentive plans in the future. Issuances of options under such plans have in the past led to, and we expect in the future will continue to lead to, incurrence of share-based compensation expenses. We account for compensation costs for all stock options, including stock options granted to our directors and employees, using the fair value method and recognize the expense in our consolidated statement of operations in accordance with the accounting guidance of share-based payment under U.S. GAAP, which may materially and adversely affect our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of our current and future equity incentive plans.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

 In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified one significant deficiency, as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2010. As defined in AU325, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis, and a "significant deficiency" is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for the oversight of the company's financial reporting.

The significant deficiency identified primarily relate to a lack of continuing professional training on U.S. GAAP and SEC regulation and rules for key accounting personnel. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do under Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. Following the identification of the significant deficiencies, we have taken measures and plan to continue to take measures to remedy our control deficiencies. However, the implementation of these measures may not fully address the significant deficiencies in our internal control over financial reporting, and we cannot conclude that it has been fully remedied.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, beginning at the same time, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may decline to attest to our management's assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely affect the trading price of our ADSs.

We may continue identifying control deficiencies as a result of the assessment process we will undertake in compliance with Section 404 of the Sarbanes-Oxley Act. We plan to remediate control deficiencies identified in time to meet the deadline imposed by the requirements of Section 404 of the Sarbanes-Oxley Act, but we may be unable to do so. Our failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirements that a majority of an issuer’s directors consist of independent directors. This may afford less protection to our holders of ordinary shares and ADSs.

 Section 303A of the Corporate Governance Rules of the New York Stock Exchange requires listed companies to have, among other things, a majority of its board members be independent and a nominating and corporate governance committee consisting solely of independent directors. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. We may rely on the foreign private issuer exemption to the extent that a majority of our board of directors are not consisting of independent directors, where it is a possibility that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result.

We may be subject to significant fines, penalties and/or prosecution because our Hong Kong operations prior to November 5, 2010 were not compliant with certain local registration and/or licensing requirements as well as other Hong Kong laws and regulations.

In 2006, we initially acquired our Hong Kong operations, or Our Previous HK Operations, through Camelot BVI and Triumph, which are companies limited by shares incorporated in the British Virgin Islands and which became the two partners of Our Previous HK Operations. Under applicable Hong Kong law, Camelot BVI and Triumph were deemed to have established a place of business and carried on a business in Hong Kong since their acquisitions of Our Previous HK Operations. Therefore, both were required to obtain business registration certificates from the Business Registration Office of the Hong Kong government and to be registered with the Companies Registry of the Hong Kong government within one month of their acquisitions of Our Previous HK Operations. However, neither Camelot BVI nor Triumph obtained such certificates nor did they undertake such registration. Accordingly, Our Previous HK Operations and, in turn, Camelot BVI and Triumph were not in compliance with the registration and/or licensing requirements in Hong Kong. As a result of such non-compliance, each of Camelot BVI and Triumph, as well as the officers or agents of each of Camelot BVI and Triumph who authorized such non-compliance, face a maximum one-time fine of HK$53,000 (US$6,800) and a daily fine of HK$700 (US$90.3) for each day of non-compliance, or an aggregate total of approximately US$264,000 up to November 5, 2010. As of June 3, 2011, there has been no prosecution initiated by the relevant authorities. We are unable to reasonably estimate the actual amount that we may have to pay if the authorities were to become aware of the non-compliance and were to commence proceedings.

In addition, as an employer, Our Previous HK Operations were required to comply with legal obligations with regard to mandatory provident funds and compensation insurance for its employees under the Mandatory Provident Fund Schemes Ordinance (Cap. 485), or MPFSO, and under the Employees’ Compensation Ordinance (Cap. 282), or ECO, of the Hong Kong laws, respectively. Our Previous HK Operations were not compliant with certain provisions of the MPFSO for a duration of approximately 10 months between 2006 and 2007 by failing to ensure, in relation to one employee at the time that such employee becomes a member of a registered mandatory provident fund scheme and to make and deduct the respective employer and employee mandatory provident fund contributions in a total amount of HK$20,000 to the employee’s account of such scheme. Our Previous Hong Kong Operations were also not compliant with certain provisions of the ECO by failing to take out worker’s compensation insurance in relation to the said one employee.

As a result of the foregoing, Our Previous HK Operations may be subject to fines, penalties and/or prosecutions under local laws and regulations. In recent enforcement cases under the MPFSO, defaulting employer(s) have been ordered to repay all unpaid contributions, and a surcharge or a penalty of the higher of HK$5,000 or 5% of the total unpaid amount. Our Previous HK Operations have made up these default contributions into the relevant employee’s mandatory provident fund scheme account and has been in compliance with its legal obligations under the MPFSO since October 2007. Furthermore, with respect to the failure to take out compensation insurance, any fines, penalties and/or prosecutions to which our Hong Kong operations may be subject, may include, but not be limited to, facing a maximum fine of HK$100,000 (US$13,000).

In June, 2010, we transferred all of our shares in Our Previous HK operations to a third party individuals and as a result of such transfer, we no long have any shareholder rights, duties or liabilities in Our Previous HK operations. Since November 5, 2010, our business in Hong Kong has been conducted through Kings Consulting Services Ltd, or Kings, a company which is limited by shares and incorporated in Hong Kong and which is a wholly owned subsidiary of Camelot BVI. The business contracts between our customers and Our Previous HK Operations have already been transferred to Kings by way of signing the supplemental agreements with the relevant customers. All new business contracts with our customers which have been entered into after November 5, 2010 have been entered into with Kings.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could materially and adversely affect the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our results of operations.

A significant majority of our operations are conducted in China and a significant majority of our net revenues are derived from customers in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the economy of China has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China, could materially and adversely affect the overall economic growth of China and market demand for our IT services. Such changes could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our results of operations.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

We conduct substantially all of our business through our subsidiaries in China. Our subsidiaries in China are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises and Sino-foreign equity joint ventures. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have retroactive effects. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transaction, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated to foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

As an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries. However, any loans from our offshore holding company to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits, usually the balance between the total investment amount and the registered capital contribution, and must be registered with the SAFE or its local counterparts.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce, or the MOFCOM, or its local counterparts. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to capitalize our PRC operations may be adversely affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

These limitations on the free flow of funds between us and our PRC companies could restrict our ability to act in response to changing market conditions and reallocate funds among our PRC companies on a timely basis. Moreover, according to a circular jointly issued by the Ministry of Finance and the State Administration of Taxation on September 19, 2008, if the debt-to-equity ratio of a non-financial enterprise exceeds two-to-one, the interest expenses accrued from the exceeded debt shall not be deducted before taxation unless the shareholder loan in question can meet certain conditions. Although there is uncertainty at this time as to how the circular will be interpreted and implemented, such circular may have a negative impact on our PRC subsidiaries’ abilities to obtain loans from its shareholders.

The discontinuation of any of the preferential tax treatments or financial incentives currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

China passed a new PRC Enterprise Income Tax Law and its implementing rules, both of which became effective on January 1, 2008. The PRC Enterprise Income Tax Law significantly curtails tax incentives granted to foreign-invested enterprises under the Foreign

Invested Enterprise Income Tax Law. The PRC Enterprise Income Tax Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria.

The PRC Enterprise Income Tax Law and its implementing rules permit certain “high-technology enterprises” which hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules of the PRC Enterprise Income Tax Law, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. Certain of our subsidiaries have been recognized by the local provincial level Municipal Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as “high and new technology enterprises” and were further registered with the local tax authorities to be eligible to the reduced 15% enterprise income tax rate. The continued qualification of a “high and new technology enterprise” will be subject to annual evaluation and a three-year review by the relevant government authority in China. In addition, certain of our subsidiaries were entitled to preferential tax treatments due to other qualifications obtained from local governmental authorities such as "Manufacturing Foreign-Invested Enterprise" and "Software Enterprise".

Preferential tax treatments granted to our subsidiaries by the local governmental authorities are subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us may cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We have also in the past been granted certain governmental financial subsidies. Government agencies may decide to reduce or eliminate subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our PRC subsidiaries. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

Our global income and the dividends we may receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.

Under the PRC Enterprise Income Tax Law and its implementing rules, both became effective from January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-

incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals or foreigners, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. While we do not believe we should be considered a resident enterprise, if the PRC authorities were to subsequently determine that we should be so treated, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Pursuant to the PRC Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a British Virgin Islands holding company and substantially all of our income may come from dividends from our PRC subsidiaries. To the extent these dividends are subject to withholding tax, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, will be reduced.

In addition, because there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC corporate shareholders and ADS holders, or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, your investment in our ADSs or ordinary shares may be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If any of our operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our operating subsidiaries only out of their respective retained earnings, if any, determined in accordance with PRC accounting standards and regulations. In addition, we have on occasion failed to make certain PRC government filings on a timely basis in connection with our acquisitions, which may also restrict the ability of these acquired entities to make dividend payments to our holding company.

Under PRC laws and regulations, our operating subsidiaries are required to set aside 10% of their respective after-tax profits each year to fund a statutory surplus reserve. This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50% of their respective registered capital. As a result of these PRC laws and regulations, our operating subsidiaries are restricted in their ability to transfer a portion of their respective net assets to us in the form of dividends. Limitations on the ability of our operating subsidiaries to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

The regulation of the China Securities Regulatory Commission, or the CSRC, establishes more complex procedures for acquisitions conducted by non-PRC investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, or SASAC, the State Administration of Taxation, the State Administration for Industry and Commerce, or SAIC, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and amended on June 22, 2009. This M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and directly or indirectly controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on a non-PRC stock exchange.

The M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by non-PRC investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a non-PRC investor takes control of a PRC domestic enterprise. We have grown our business in part by acquiring complementary businesses, and we may continue to do so in the future. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Recent PRC regulations relating to offshore investment activities by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity or otherwise adversely affect the implementation of our acquisition strategy.

SAFE promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update such registration with the local branch of SAFE in the event of any material change involving its round-trip investment, any capital variation, such as an increase or decrease in capital, any transfer or swap of shares, merger, divestiture, long-term equity or debt investment or creation of any security interest. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We cannot provide any assurances that all of our future shareholders who are PRC residents will make or obtain the applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends or obtain foreign-exchange-dominated loans to our company.

 As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could materially and adversely affect our business and prospects.

 On March 28, 2007, SAFE adopted the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. Under our 2006 Plan, we have a significant number of options to purchase ordinary shares outstanding as well as a significant number of option shares reserved for future issuance. We and our PRC employees and directors who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. Failure to comply with such provisions may also prevent us from being able to grant equity compensation to our employees, which is a significant component of the compensation of many of our PRC employees. In that case, our business operations may be materially and adversely affected.

Certain of our leased property interests may be defective and we may be forced to relocate our operations from the properties affected by such defects, which could cause a significant disruption to our business.

 Certain of our leased properties in China, all of which are used as offices, contain defects in their respective leasehold interests. Such defects include (i) the lack of evidence showing the landlord’s proper title or right to lease the property and/or (ii) the landlord’s failure to duly register the respective lease with the relevant PRC authority. According to relevant PRC laws, if a tenant lacks evidence of the landlord’s title or right to lease the property, the relevant lease agreement may not be valid or enforceable, and subject to challenge by third parties. Similarly, although the failure to register a lease agreement will not affect its effectiveness between the tenant and the landlord, such lease agreement may be subject to challenge by, and unenforceable against, a bona fide third party who leases the same property from the landlord and has duly registered the lease with the relevant PRC authority. The landlord and the tenant may also be subject to administrative fines for failures to register the relevant lease.

 We have initiated steps to cause our landlords to procure valid evidence as to the title or right to lease, as well as to complete the lease registration procedures. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate our operations affected by these defects. Moreover, if our lease agreements are challenged by third parties, it could result in a diversion of our management’s attention and cause us to incur costs associated with defending these actions, even if such challenges are ultimately determined in our favor.

Changes to the political status and international relations of Taiwan may affect our business, operations and financial conditions.

 Several of our subsidiaries are incorporated in Taiwan. Taiwan has a unique international political status given that Taiwan and the Chinese mainland have been separately governed since 1949. Differences in the interpretation of the status of Taiwan between Taiwan and the PRC have given rise to continuous political debates which in turn have, from time to time, affected the political status of Taiwan. Although significant economic and cultural relations between Taiwan and the PRC have been established during recent years, the PRC has refused to renounce the possibility that it may in the future forcefully gain control of Taiwan. Changes in the relations between Taiwan and the PRC may have an adverse effect on Taiwan’s economy. We cannot be assured that present tensions will not be exacerbated, which could have an adverse impact on Taiwan’s economy and, in turn, an adverse impact, our business, operations and financial condition.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations. Since our ADSs became listed on the New York Stock Exchange on July 20, 2010 up to June 3, 2011, the closing prices of our ADSs have ranged from US$10.65 to US$26.73 per ADS, and the last reported trading price on June 3, 2011 was US$16.60 per ADS. The price of our ADSs may continue to fluctuate in response to various factors, which include the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	announcements by us or our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	technological breakthroughs in the IT services industry;

•	potential litigation or administrative investigations;

•	addition or departure of key personnel;

•	fluctuations in the exchange rate between the U.S. dollar and Renminbi;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs;

•	general market conditions or other developments affecting us or our industry; and

•	negative market perception and media coverage of our company or other companies in the same or similar industry with us.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may need additional capital and may not be able to raise funds on acceptable terms, if at all. In addition, any funding through the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders and any funding through indebtedness could restrict our operations.

We may require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new product and service launches, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible into our ordinary shares could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of IT service solutions providers;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	governmental regulations of foreign investment in China or other jurisdictions;

•	economic, political and other conditions in China and other jurisdictions; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, especially if the current extreme volatilities in the capital markets worldwide continue or worsen as a result of recent global financial services and economic crises. If we fail to raise additional funds, we may need to sell debt or additional equity securities or to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to:

•	further develop or enhance our customer base;

•	acquire necessary technologies, products or businesses;

•	expand operations in China and elsewhere;

•	hire, train and retain employees;

•	market our software solutions, services and products; or

•	respond to competitive pressures or unanticipated capital requirements.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in our initial public offering in July 2010 and follow-on public offering in December 2010 are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, except to the extent acquired by persons deemed to be our “affiliates.”  Shares owned by our founders, Mr. Yiming Ma and Ms. Heidi Chou, are also available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. We may also have shares issued upon exercise of the options that are granted to our directors and employees. To the extent these shares are sold into the market, the market price of our ADSs could decline.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

 Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. The minimum notice period required to convene a general meeting will be seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares in order to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

 Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at our shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Our company may be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject United States investors in our ADSs or ordinary shares to adverse tax consequences.

Based upon the composition of our income and assets and our operations, we do not believe that we were classified as a PFIC, for United States federal income tax purpose, for the taxable year ended December 31, 2010. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status.  In addition, because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years.  Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10.E. Taxation — Material United States Federal Income Tax Considerations”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see the section entitled “Item 10.E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

Shareholders are urged to consult their tax advisors concerning the United States federal income tax consequences of an investment in our ADSs or ordinary shares if we are classified as a PFIC for our current or subsequent taxable years.

You may not receive distributions on ordinary shares or any value for them if it is unlawful or impractical to make them available to you.

Subject to the terms and conditions of the deposit agreement, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs, in which case it may determine not to make such a distribution. Neither we nor the depositary have any obligation to register ADSs, ordinary shares, rights or other securities subject to such distribution under U.S. securities laws. Neither we nor the depositary have any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may materially and adversely affect the value of your ADSs.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

You may have difficulty enforcing judgments obtained against us.

We are a company incorporated under the laws of the British Virgin Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, a majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Camelot Information Systems Inc. is a British Virgin Islands holding company incorporated in November 2000 and we conduct a significant majority of our business through our operating subsidiaries in China. Our principal executive offices are located at Beijing Publishing House, A6 North Third Ring Road, Xicheng District, Beijing, 100120, The People's Republic of China.  Our telephone number at this address is (86) 10-82019000 and our fax number is (86) 10-82019100.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above.  Our website is www.camelotchina.com.  The information contained on our website is not part of this annual report.  Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

In July 2010, we completed our initial public offering of 13,333,334 ADSs representing 53,333,336 ordinary shares. In December 2010, we completed our follow-on public offering of 7,160,206 ADSs representing 28,640,824 ordinary shares which were offered by our selling shareholders and we did not receive any proceeds from the sale of the ADSs by the selling shareholders. We also granted to the underwriters an option to purchase up to an additional 1,074,030 ADSs from us, which was exercised by the underwriters in December 2010. We received US$19.9 million from the sale of the 1,074,030 ADSs.

Historically, we have made a number of strategic acquisitions to complement our growth, including the acquisitions of Triumph Consulting & Service Co., Ltd., and its affiliates, or Triumph, Bayshore Consulting and Services Co., Ltd. and its PRC and offshore affiliates, or Bayshore, and Dalian Yuandong Digital Co., Ltd. and its PRC and offshore affiliates, or Dalian Yuandong, in 2006. Our significant acquisitions since 2007 include the following:

• In January 2007, we acquired 100% of Hwawei Digital Financial Technologies Co., Ltd. and its affiliates, or Hwawei, a specialized applications software implementation and development services provider to the financial service industry in Taiwan.

• In February 2008, we acquired 100% of Beijing Red River Valley Information Technology Co., Ltd and its offshore affiliates, or Red River Valley, which provides packaged software services tailored to the steel manufacturing industry in China to enhance operational productivity.

• In April 2008, we acquired 100% of VLife Technology Co., Ltd. and its PRC and offshore affiliates, or VLife. VLife focuses on providing application software development and implementation services to life insurance companies in Taiwan by incorporating specific insurance regulations, actuarial requirements and industry prerequisites.

• In April 2008, we acquired 100% of Beijing Yinfeng Technology Development Co., Ltd. and its offshore affiliates, or Yinfeng. Yinfeng provides mission critical risk management and internal auditing solutions, including the development of anti-money laundering systems, for banks in China.

• In July 2008, we acquired 85.47% equity interest in Harmonation Inc. and its affiliates, or Harmonation. Harmonation provides image solution and business process management application services to financial services companies in Taiwan to enhance operational efficiency, minimize storage costs and reduce paper expenses.

• In July 2009, we acquired 100% of Agree Technology Co., Ltd. and its PRC and offshore affiliates, or Agree, a company that provides comprehensive software solutions for automating teller systems and branch operations to clients in the financial services industry in China through developing mission critical financial software platforms and applications.

• In December 2009, we acquired 100% of Beijing Tansun Software Technology Co., Ltd. and its PRC and offshore affiliates, or Tansun, a company provides core business and enterprise software solutions and services for the financial services industry in China, including the consultation, design, development, implementation, testing and maintenance for key functions, such as corporate loan, risk management, supply chain financing, commercial loan, cash management, and internal collaboration and workflow.

• In January 2011, we acquired 100% equity interest in Dimension InfoTech Co. Ltd and its offshore affiliates, or Dimension, a specialist in SAP project implementation and SAP-based customized solutions based in China, for a total consideration of US$14.5 million, including 1,152,352 shares of our ordinary shares,  US$4.0 million of cash and performance-based considerations with a fair value of US$5.2 million as of the acquisition date.

In May, 2011, we renewed the technical services agreement and the master SOW with IBM for an additional four-year term relating to the delivery center developed by Camelot to provide enterprise application services exclusively for IBM's customers. The renewal agreement with IBM is on substantially the same terms as the prior agreement, except that the right for IBM to purchase the delivery center has been removed.

See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” for a description of our principal capital expenditures in the last three financial years.

B.	BUSINESS OVERVIEW

We are a leading domestic provider of enterprise application services and financial industry IT services in China, and we focus on enterprises operating in the Chinese market. We focus on providing services at the higher end of the IT value chain. Our primary service lines are:

•	enterprise application services, or EAS, which primarily consist of (i) packaged software services for leading ERP software packages, and (ii) software development and maintenance services; and

•	financial industry IT services, or FIS, which primarily consist of software solutions, system support and maintenance, as well as IT consulting services for the financial industry.

We provide services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education. We provide our services to enterprise customers directly as well as indirectly through international IT service providers such as IBM, Accenture and HP.

The following table sets forth our net revenues by service line for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Enterprise application services	65,266	71.9	79,423	67.3	126,555	65.6
Financial industry IT services	25,506	28.1	38,580	32.7	66,308	34.4
Total net revenues	90,772	100.0	118,003	100.0	192,863	100.0

Our enterprise application services business has historically been our largest service line. In recent years, we have significantly expanded our financial industry IT services business through both organic growth and acquisitions.

Enterprise Application Services

Our largest service line, enterprise application services, largely consists of two main types of services: (i) packaged software services and (ii) software development and maintenance services.

Packaged Software Services

We provide a wide range of implementation, customization and support services for packaged software systems to enterprise customers, with a focus on ERP software packages. Our packaged software services have a wide range of coverage in terms of both industries and applications. We have served clients and accumulated domain expertise in resources and energy, technology, manufacturing and automobile, as well as retail, consumer and transportation. We provide services for systems ranging from traditional ERP systems, such as those offered by SAP and Oracle, to new dimension applications, such as customer relationship management, business intelligence, supply chain management, integration tools and manufacturing supply execution.

Packaged software systems purchased off-the-shelf generally require implementation prior to use. The system implementation process generally consists of installation of hardware and software, customization, test and documentation, configuration, training and delivery. A team with strong and relevant technical background, business expertise to match system functions and business processes, and deep understanding of implementation methodology is required to accomplish these tasks within the schedule and budget. In addition, the process of implementing, customizing and supporting a packaged software system poses significant challenges to organizations and may take several years. As a result, large enterprise organizations generally outsource such implementations to third-party IT service providers such as our company.

We have historically focused on SAP-based ERP services. We began providing services on SAP software package systems in 2001. We are certified vendors to many of the major international IT service providers including IBM and Accenture.

We acquired Triumph in 2006 and as a result of this acquisition, we have further strengthened our expertise in consulting services and expanded our customer base of mid-sized companies. In addition, through our acquisition of Red River Valley in 2008, we gained access to its domain expertise and customer base in the steel manufacturing industry, which we believe will assist to our goal of expanding into the automobile industry in China. In January 2011, we acquired Dimension, a specialist in SAP project implementation and SAP-based customized solutions.

Packaged software services can be broadly divided into implementation services and maintenance services.

Packaged Software Implementation Services

Our packaged software implementation services primarily consist of the following:

•
Packaged Software Integration.  We work with providers of packaged software to install and integrate these packages with our customers’ existing computer systems and with various Internet applications to meet the individual needs of our customers. ERP systems are built with the purpose of tightly integrating processes within an enterprise such as planning, manufacturing, sales, marketing, inventory control, customer service, finance and human resources. Our ERP integration services enable these systems to communicate with each other as well as the organization’s data warehouse, any custom-developed enterprise systems or legacy applications. Our integration services help our customers manage cost by reducing or eliminating duplicate data entry and time spent reconciling discrepancies between different systems. Our ERP integration services also enable our customers to streamline business processes and improve data access in support of data-based decision making.

•
Solution Design.  Our professionals assist our customers in the design of application configuration options, detailed business procedure documentation, customized extensions, interfaces and data conversions. In addition, we help our customers identify process and organizational changes required for the implementation of ERP systems.

•	Technical Configuration and Customization. We provide configuration services to customers to match the ERP software package with the customers’ existing business processes. Further, we provide customization services to extend the use of the ERP system or change its use by creating customized interfaces and underlying application code.

•
Training.  In connection with the implementation of a system, we provide training to the various members of the customer’s staff, such as network specialists and end-users to help them acquire the required ERP application knowledge and skills.

•
Project Management.  We provide customer side project management for IT projects, starting from defining the scope, quality, time and cost considerations of the projects. For the duration of the projects, we provide systematic controlling, risk management, quality assurance and sub-contractor management. Our experts have the required IT specific knowledge on managing complex projects and achieving project goals.

•
Quality Assurance and Testing.  We assist our customers in planning, scripting, executing and monitoring system and stress tests to see if the expectations of the end customers, defined in service level agreements, will be met. For each particular customer, we focus on developing a framework for ongoing testing in order to seek continuous improvement in the predictability of our customer’s internal systems.

Packaged Software Maintenance Services

Our packaged software maintenance services primarily consist of (i) maintenance and production support services, and (ii) infrastructure management.

•
Maintenance and production support.  We provide maintenance services for our customers’ ERP and other large software systems that cover a wide range of technologies and businesses. Our approach to software maintenance focuses on long-term functionality, stability and preventive maintenance. This approach, coupled with our quality processes, allows our customers to reduce recurring maintenance costs. We generally perform maintenance work at our development centers using secure and redundant communication links to our customers’ systems.

•
Infrastructure management.  To address our customers’ specific requests to provide infrastructure and technology support, we provide solutions and services which range from routine maintenance of software to complex security solutions. Our services include administration, infrastructure management, migration, upgrades, configuration, backup, security management, performance management, operations monitoring and consolidation services for a variety of operating systems and platforms.

In addition to packaged software implementation and maintenance services, we also provide IT consulting services, such as IT infrastructure assessment and technology roadmap development.

In 2007, we became one of the first packaged software service providers to establish a solution-based customer relationship management “competence center” to meet the growing demands of customers seeking packaged software solutions rather than services on particular software package systems. We continue to develop additional competence centers focusing on human resources, business intelligence, integration and manufacturing execution systems in response to client needs. In addition to better serving the needs of our customers, we believe that the competence centers enhance the skill-set of our professionals, increases our flexibility in allocating resources and maintain a level of challenge and work satisfaction among our professionals.

Software Development and Maintenance Services

We offer a wide range of software development, system migration and maintenance services based on existing and emerging technologies that are tailored to meet the specific needs of our customers. Our customers include IT service providers and corporations such as IBM, Nomura Research Institute, Ltd. and its affiliates, or NRI, and Hitachi. We are qualified as a Capability Maturity Model, or CMM, Level IV company. CMM is a service mark and refers to a development model elicited from actual data. CMM has been superseded by CMMI, though CMM continues to be a general theoretical process capability model used in the public domain.

 Financial Industry IT Services

We provide a wide range of services and solutions along the IT value chain to our financial industry customers, including (i) software solutions, (ii) system support and maintenance, and (iii) IT consulting services. We established our financial industry IT services business in 2002 to meet the special and growing needs of our financial industry customers. We significantly expanded the capabilities of our financial industry IT services through acquisitions since 2006.

 Software Solutions

We design, develop, implement and maintain customized IT solutions software for our financial industry customers to meet certain customer-specific demands. Our software solutions service offerings include the following areas:

•	intermediary business solutions for commercial banks, including teller/counter systems, channel management solutions, payment and settlement solutions, and front end communication exchange midware;

•	key function systems for commercial banks, including corporate loan, commercial loan, supply chain financing, cash management, as well as internal collaboration and workflow

•	check image processing services for commercial banks;

•	core life insurance solutions;

•	risk management and anti-money laundering systems for banks;

•	application localization and customization;

•	data transformation and verification; and

•	help desk support and production support.

System Support and Maintenance

We provide support and maintenance services of mainframe operating and database systems, such as IBM’s operating system and its sysplexes and subsystems, which are used by our financial industry customers. Our system software support and maintenance service offerings include the following areas:

•	maintenance of core banking systems, international banking systems, mutual fund systems, and credit card systems;

•	system installation and customization;

•	system performance health check and investigation of performance issues;

•	system performance tuning;

•	evaluation of longer-term capacity needs and recommendations on the architecture of new applications based on performance expectations;

•	system and application emergency support;

•	installation and maintenance of performance measurement tools; and

•	installation and maintenance of program temporary fix packages.

IT Consulting Services

We capitalize on our domain expertise and knowledge base in the financial services industry to provide consulting services by teaming with international IT service providers such as IBM and Accenture. Our consulting services seek to provide businesses with the flexibility and capability to respond to their customers’ needs on a timely basis. Our consulting service offerings include the following areas:

•	business process re-engineering;

•	Basel II risk management;

•	customer relationship management;

•	financial services logical data model; and

•	system conversion/cut-over.

Seasonality

Our first quarter sales and results of operations are usually lower than other quarters due to the general slowdown in business activities in China during the Chinese New Year period.

Sales and Marketing

We rely on our sales force to market and sell our solutions and services throughout mainland China, Taiwan, Japan and other locations.

The sales cycle for IT services is highly competitive, long and costly. As part of our strategy, we focus on securing new businesses from existing customers, particularly strategic accounts, by providing high-quality services and cross-selling new services. We also provide full-time account managers to serve the needs of our strategic accounts. On the other hand, from our customers’ perspectives, once a customer-provider relationship begins, there may be significant costs associated with switching to another provider. As a result, we have historically derived significant recurring revenues from repeat customers.

We encourage our employees at every level to engage in managing our customer relationships. Our senior management seeks to develop and cultivate customer relationships by identifying customer needs and the types of services and solutions that we can provide to our customers. Our mid-level managers develop and maintain our customer relationships on a project-by-project basis by providing high-quality services and solutions, managing customer expectations and ensuring customer satisfaction. In addition, our dedicated sales teams for the large customers communicate with and provide support to such customers on an ongoing basis. Our sales staff receives a significant portion of its compensation from performance-based bonuses and some of our senior sales employees have received option grants under our equity incentive plan with the intention of aligning their interests with the growth of our business.

Customers

Our customer base consists of end customers in the PRC, Taiwan, Japan and the U.S. as well as multinational IT service providers, including IBM, HP and Accenture.

Customer Profile

The following table sets forth our net revenues by the geographical location of our customer for the periods indicated. For purpose of this table, we have determined the geographical location of a customer based on the place of incorporation of the contractual counterparty.

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
PRC and Taiwan	77,182	85.0	105,567	89.4	175,860	91.1
Japan	11,520	12.7	11,642	9.9	14,663	7.7
Others	2,070	2.3	794	0.7	2,340	1.2
Total net revenues	90,772	100.0	118,003	100.0	192,863	100.0

The following table sets forth, for the period indicated, our net revenues by industry in which our end customers operate.

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Financial services	27,413	30.2	41,276	35.0	69,950	36.2
Resources and energy	16,318	18.0	28,256	23.9	41,413	21.5
Manufacturing and automobile	13,677	15.1	20,139	17.1	34,003	17.6
Technology	13,315	14.7	12,153	10.3	20,947	10.8
Telecommunication, media and education	3,404	3.8	4,346	3.7	6,778	3.6
Construction and steel	8,071	8.9	3,949	3.3	7,530	3.9
Retail, consumer and transportation	6,769	7.5	6,558	5.6	5,420	2.8
Others	1,805	1.8	1,326	1.1	6,822	3.6
Total net revenues	90,772	100.0	118,003	100.0	192,863	100.0

In 2008, 2009 and 2010, our largest five customers accounted for 48.4%, 49.0% and 48.2%, respectively, of our net revenues. During the same periods, our largest customer, IBM, which is also the only customer accounting for 10% or more of our total net revenues, accounted for 31.6%, 31.6% and 33.7%, respectively, of our net revenues.

General Customer Contracts

We have entered into services agreements both with the end customers and other IT service providers.

For services agreement directly signed with end customers, the terms vary based on different customers.

For services agreement signed with other IT service providers, the terms of our services are often governed by both a master agreement and a statement of work. Master agreements generally contain provisions relating to general responsibilities and obligations, service quality standards, confidentiality and ownership of intellectual property rights. However, master agreements are not commitments to purchase our services, and generally may be terminated without cause on short notice or when there is no outstanding statement of work under them. Statement of work generally describes our work scope, the delivery schedule, the acceptance methods, quality schedules and price and payment terms.

IBM Delivery Center Agreements

In March, 2008, we entered into a technical services agreement and a master statement of work, or a master SOW, with IBM to establish a delivery center to deliver enterprise application services exclusively for IBM’s customers. Our wholly owned subsidiary, Shanghai Camelot Information Technology Co. Ltd, or Camelot Shanghai, developed the delivery center in 2008. In May 2011, we renewed the technical services agreement and the master SOW with IBM for an additional four-year term. Our net revenues derived from this delivery center totaled US$1.4 million in 2008, US$15.7 million in 2009 and US$36.5 million in 2010, or 1.6%, 13.3% and 18.9% of our total net revenues, respectively.

Key terms of the renewed technical services agreement include the following:

•
3 Days Purchase Demand Priority. Subject to the accomplishments of IBM's internal process and system setting, for technical service subcontracting demand of IBM’s application service business line (the scope of which will be defined by IBM solely), IBM will provide us a purchase demand 3 days before it provides such purchase demand to other technical service suppliers. IBM reserves the right to change or cancel such 3 days priority, in the event we materially breach the renewed technical services agreement.

•
Term and Termination. The initial term was four years and can be renewed by IBM for one or more years with substantially the same terms and conditions. The technical services agreement may be terminated at an earlier date upon the occurrence of certain events, including, among others, a change of control, liquidation or bankruptcy of our company, and a failure by us to meet certain service standards.

•	Non-Compete Undertaking. We have agreed not to compete with IBM, in the field of SAP consulting services, for any existing or future business opportunity from IBM’s existing customers that is either continual or relating to any services provided by us under the technical service agreement. However, such non-compete undertaking does not apply to our existing customers. Our non-compete undertaking is effective throughout the term of the master SOW and for a period of 18 months following the termination of the master SOW.

Delivery of Our Services

We provide a significant majority of our services on-site through our IT professionals based in Beijing, Shanghai, Dalian, Zhuhai, Nanjing, Taipei and Tokyo, as well as through our professionals based in Kunshan and Jiaxing which primarily support our Shanghai operations. We had 1,757, 2,454 and 3,162 IT professionals as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth, as of December 31, 2010, the number of our professionals by the location in which they are based.

	As of December 31, 2010		Services and Solutions Provided
	Number of IT Professionals	% of Total
Beijing	1,370	43.3	all service lines
Shanghai	717	22.7	all service lines
Dalian	392	12.4	enterprise application services
Taipei	169	5.3	financial industry IT services
Zhuhai	124	3.9	financial industry IT services
Jiaxing	37	1.2	enterprise application services
Tokyo	32	1.0	enterprise application services
Nanjing	17	0.5	enterprise application services
Xiamen	118	3.7	financial industry IT services
Kunshan	186	6.0	enterprise application services
Total	3,162	100.0%

On-site teams. Many of our customers require the presence of our project teams on their premises, particularly for mission critical or high-end projects. The customer’s team and our project team collaborate to develop services tailored to our customer’s specifications.

Off-site delivery. We believe that a key success factor in meeting our customers’ needs is our physical presence near the customers. Accordingly, we have established off-site delivery teams and facilities in our major markets, including Beijing, Dalian, Shanghai, Taipei and Tokyo. We largely service our Japanese clients from Dalian, which is generally considered a city with significant economic ties to Japan. We believe our off-site delivery capabilities allow us to respond quickly to customer requests and interact closely with the customer to develop IT solution and market services tailored to meet the needs of specific geographic markets.

Competition

The markets for IT services in China are highly competitive. The profiles and identities of our competitors may vary among our service lines and customers. In our enterprise application service business, we primarily compete with Chinese IT services firms, and we believe our competitors are Neusoft Corporation and Hand Enterprise Solutions Co., Ltd. Competitors in our financial industry IT services business include Digital China Holdings Limited. In addition, we may also compete with offshore IT service providers including firms based in India, such as Tata Consultancy Services and Infosys Technologies Ltd, as well as domestic offshore IT services providers, such as VanceInfo Technologies Inc.

Intellectual Property

Ownership of software and associated deliverables we create for our customers is retained by or assigned to the customer, and we do not retain an interest in such software or deliverables. We develop certain software solutions and rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret, patent and trademark laws to protect our proprietary rights in technology. We require our professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our and our customers’ proprietary information. The source code for our proprietary software is generally protected as trade secrets and as unpublished copyright works. Although we believe that our services do not infringe the intellectual property rights of others, we cannot assure you that such a claim will not be asserted. See “Item 3. Key Information—D. Risk Factor— We may be liable to our customers for damages caused by a violation of intellectual property rights, the disclosure of other confidential information, system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages” for detailed discussion.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China and our shareholders’ rights to receive dividends and other distributions from us.

Information Service Industry Regulations

On June 24, 2000, the State Council promulgated Certain Policies in Encouraging the Development of Software and Integrated Circuit Industry, or the Encouraging Policy, in order to promote the development of the software and integrated circuit industries in China. Pursuant to the Encouraging Policy, the software enterprises in China are entitled to preferential treatment, including financing support, tax preferential treatment, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. For example, a recognized software enterprise is entitled to an exemption from enterprise income tax, or EIT, for its first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. A key software enterprise under the State plan is entitled to a 10% EIT. All of the above qualifications are subject to an annual assessment by the relevant government authority in China. Enterprises which fail to meet the annual examination standards are not entitled to the favorable EIT treatments.

On October 16, 2000, the Ministry of Information Industry, Ministry of Education, Ministry of Science and Technology and the State Administration of Taxation promulgated Certifying Standards and Administration Measures for Software Enterprises (Trial Implementation), or the Certifying Standards. The Certifying Standards further elaborated the provisions of the Encouraging Policy by establishing the specific standards and procedures for the recognition and annual assessment of software enterprises.

On January 4, 2001, the Ministry of Foreign Trade and Economic Cooperation, Ministry of Information Industry, State Administration of Taxation, General Administration of Customs, State Administration of Foreign Exchange and the State Statistics Bureau promulgated the Circular Concerning Relevant Issues about Software Export, or the Circular. Pursuant to the Circular, enterprises exporting software are entitled to preferential treatment, including government financial support, preferential interest rates of export credit and preferential tax treatment.

Regulations on Foreign Exchange

The principal regulation governing foreign exchange in China is the PRC Foreign Exchange Administration Regulations (1996) promulgated by PBOC, as amended in 1997 and 2008. Under these regulations, Renminbi is freely convertible only to the extent of current account items. For foreign exchange transactions under capital account items, such as making inbound and outbound direct investment, borrowing foreign loans, repatriation of investment and investment in securities outside China, prior approval of or registration with SAFE or its local branches is required.

Pursuant to the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of transactions involving capital account items, obtaining approval from SAFE or its local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the MOFCOM, SAFE and the National Development and Reform Commission, or the NDRC or their local counterparts.

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Return Investments via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005, (i) onshore residents shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when an onshore resident contributes the assets or equity interests it holds in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such onshore resident shall modify its SAFE registration in light of its interest in the SPV and any change thereof; and (iii) where an SPV undergoes material events relating to increases or decreases in investment amount, transfers or exchanges or shares, mergers or divestitures, long-term equity or debt investments, or external guarantees, or other material events that do not involve return investments, such onshore resident shall, within 30 days from the occurrence of such material event, apply to the local branch of SAFE to amend or file the registration of foreign exchange of overseas investment. Onshore residents who have established or controlled SPVs and completed return investments before November 1, 2005, the effective date of Circular 75, were also required to register with the local SAFE branch before March 31, 2006. In addition, according to Circular 75, onshore residents shall refer to domestic resident natural persons and domestic resident legal persons, and the former shall refer to those individuals who have PRC citizenship or other domestic lawful identity and those “individuals who do not have any domestic lawful identity in the PRC but reside in the PRC habitually for the purpose of economic interests.”

To further clarify the implementation of Circular 75, the SAFE issued Circular 106 on May 29, 2007. Circular 106 distinguishes between various scenarios in offshore financing and roundtrip investment, and puts forth the SAFE’s corresponding positions thereon. The overall theme is still on strengthening control over offshore financing routes by way of clarifying certain areas. Under Circular 106, onshore resident shareholders in an offshore company, which has at least two years’ operating history and has made investment in China, can apply for registration under Notice 75. There is no deadline for such registration. Also, under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report such shareholders to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions. In accordance with Circular 106, “the individuals who do not have domestic lawful identity in the PRC but reside in the PRC habitually for the purpose of economic interests” mainly include the following (no matter whether he/she has a PRC legal identification certificate or not): (i) individuals who have domestic permanent residence leave this domestic permanent residence temporarily for reasons including overseas travel, study, medical treatment, work, or the requirements of overseas residence, etc.; (ii) individuals who hold domestic-funded rights and interests of domestic enterprises; and (iii) individuals who hold domestic-funded rights and interests in domestic enterprises which were converted into foreign-funded rights and interests with the same individuals holding the aforementioned rights and interests. In view of the fact that none of our direct or indirect shareholders is a PRC citizen or resides in the PRC habitually for the purpose of economic interests as specified in Circular 106, we understand none of our direct or indirect shareholders shall be deemed as a domestic resident natural person under Circular 75 and is subject to the requirement of registration with SAFE under the same. Furthermore, we have contacted the Beijing branch of SAFE and attempted to submit documents prepared for their registration. The officials at the local SAFE branch in Beijing stated that neither we nor our shareholders were in the categories which would require registration with SAFE. Therefore neither we nor our shareholders are subject to the requirement of registration with SAFE under Circular 75. Nonetheless, we are seeking further guidance from the relevant government authorities and will promptly take all steps to comply with their requirements when they become available.

On 29 August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142. Pursuant to Circular 142, the RMB fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for.

PRC Regulations on Employee Stock Option Plans

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under current account items and capital account items. In January 2007, SAFE issued the implementation rules for the PBOC Regulation which, among others, specified the approval requirement for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plan or stock options plan of an overseas listed company.

On March 28, 2007, SAFE promulgated the Stock Option Rule to further clarify the formalities and application documents in connection with the subject matter. Under the Stock Option Rule, PRC individuals who will participate in the employment stock ownership plan or the stock option plan of an overseas listed company are required to appoint a domestic agent to deal with the relevant foreign exchange matters in the PRC. For participants of an employment stock ownership plan, an overseas custodian bank should be retained by the domestic agent to hold in trusteeship all overseas assets held by such participants under the employment stock ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification at the place where the overseas listed company is listed or a qualified institution designated by the overseas listed company is required to be retained to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. For participants who had already participated in an employment stock ownership plan or stock option plan before the date of the Stock Option Rule, the Stock Option Rule requires their domestic employers or domestic agents to make up for the relevant formalities within three months of the date of the Stock Option Rule. The failure to comply with the Stock Option Rule may subject the plan participants, the company offering the plan or the relevant intermediaries, as the case may be, to penalties under the PRC foreign exchange regime. We are seeking further guidance from the relevant government authorities and will promptly take all steps to comply with their requirements when they become available.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may make an equity investment in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Tentative Provisions on the Foreign Exchange Registration Administration of Foreign-Invested Enterprise; and the Notice on Certain Matters Relating to the Change of Registered Capital of Foreign-Invested Enterprises.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE. Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purposes, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to government approval.

Regulations on Dividend Distribution

The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000, and the Implementing Rules of the Wholly Foreign-Owned Enterprise Law (1990), as amended in 2001, are the principal regulations governing distribution of dividends of wholly foreign-owned enterprises.

Under these regulations, wholly foreign-owned enterprises in China may distribute dividends only out of their accumulated profits determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to contribute at least 10% of their after-tax profits based on PRC accounting standards each year to its general reserves fund until the accumulated amount of the reserve fund reaches 50% of the registered capital of such wholly foreign-owned enterprise. The reserve fund cannot be distributed as cash dividends. A wholly foreign-owned enterprise is also required to allocate a portion, determined at its discretion, of its after-tax profits to its staff welfare and bonus fund, which may not be distributed to the investors, either.

Under the PRC Enterprise Income Tax Law and its Implementation Rules, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from the disposition of assets (after deducting the net value of such assets) by such foreign enterprise investor, shall be subject to a 10% withholding tax unless such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding. If we were deemed to be non-resident for PRC tax purposes, dividends paid to our British Virgin Islands holding company from profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by our PRC subsidiaries to our non-PRC shareholders, the withholding tax would be 10%, unless such non-PRC shareholder’s tax jurisdiction has a tax treaty with China that provides for a different withholding arrangement.

Regulations on Taxation

See “Item 5. — Operating and Financial Review and Prospectus— A. Operating Results— Taxation.”

C.	ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure as of the date of this annual report:

Camelot Information Systems Inc.
(BVI)
100%
Bayshore Consulting & Services Co., Ltd.
(PRC)
100%
Triumph Consulting & Service Co., Ltd.
(BVI)
100%
Beijing Heng En Technology Co., Ltd.
(PRC)
100%
Beijing Camelot Technology Co., Ltd.
(PRC)
42.72%
57.28%
Nanjing Camelot Information Systems Engineering Co., Ltd.
(PRC)
100%
Beijing Red River Valley Information Technology Co., Ltd..
(PRC)
100%
Beijing Yinfeng Technology Development Co., Ltd.
(PRC)
100%
Taiwan Camelot Information Inc.
(Taiwan)
100%
Camelot Japan Co., Ltd.
(Japan)
100%
Dalian Yuandong Digital Co., Ltd.
(PRC)
100%
Dimension InfoTech Co. Ltd.
(PRC)
100%
Konwell Technologies Ltd.
(BVI)
100%
Beijing Faceita Information System Ltd.
(PRC)
100%
King's Consulting Services Limited
(Hong Kong)
70%
Yantai Q.B. Eleven Outsourcing Service Company
(PRC)
100%
Jiaxing Camelot Software Co., Ltd.
(PRC)
100%
Shanghai Camelot Software Co., Ltd.
(PRC)
100%
VLife Technology Co., Ltd.
(Taiwan)
85.47%
Harmonation Inc.
(Taiwan)
100%
Hwawei Digital Financial Technologies Co., Ltd.
(Taiwan)
100%
Entoh Digital Co., Ltd.
(Japan)
100%
Asialink Information Technologies (Shanghai) Co., Ltd.
(PRC)
40%
60%
Camelot Information Technology. Co., Ltd.
(PRC)
100%
Kunshan Kesuo Information Consulting Co., Ltd.
(PRC)
100%
VLife International Corp. Ltd.
(Samoa)
100%
Kunshan Asialink Information Technology Co., Ltd.
(PRC)
100%
Zhuhai Agree Technology Co., Ltd.
(PRC)
100%
Beijing Tansun Software Technology Co., Ltd.
(PRC)
100%
Xiamen Rella Software Technology Development Co., Ltd.
(PRC)
100%
VLife Technology (Shanghai) Co., Ltd.
(PRC)
100%
Shanghai Agree Technology Development Co., Ltd.
(PRC)
100%
Beijing Agree Technology Development Co., Ltd.
(PRC)

D.	PROPERTY, PLANTS AND EQUIPMENT

We currently have offices located in 14 cities across the PRC, Taiwan, Japan and Hong Kong. Our principal executive offices in Beijing, which we began to occupy in November 2009, consist of approximately 4,336 square meters of office space. Our lease for this office space expires in July 2019, and our rent is approximately US$67,000 per month in 2009 and 2010. Our principal executive offices accommodate our executive team and corporate functions, as well as a portion of our IT professionals. For information of our property and equipment, also see Note 8 to the financial statements attached to this annual report.

We also occupy leased facilities for our other offices under non-cancelable operating leases that expire at various dates through 2020 and that include fixed or minimum payments, plus, in some cases, scheduled base rent increases over the terms of the lease. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China —  Certain of our leased property interests may be defective and we may be forced to relocate our operations from the properties affected by such defects, which could cause a significant disruption to our business”.

The following table sets forth the location, type of ownership, and approximate size of our material facilities as of December 31, 2010.

Location	Type of Ownership	Approximate Size of Space
		(Square meters)
Beijing, PRC	leased	6,587
Beijing, PRC	owned	748
Kunshan, PRC	leased	3,296
Xiamen, PRC	owned	1,611
Dalian, PRC	leased	3,352
Taipei, Taiwan	leased	1,358
Nanjing, PRC	leased	436
Taichung, Taiwan	leased	414
Shanghai, PRC	leased	261
Zhuhai, PRC	leased	81
Jiaxing, PRC	leased	234
Shenzhen, PRC	leased	110
Kaohsiung, Taiwan	leased	99
Hongkong, PRC	leased	60
Tokyo, Japan	leased	45
Total space		18,692

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations are based upon and should be read in conjunction with our consolidated financial statements and the related notes included in this annual report.  This discussion contains forward-looking statements that involve risks, uncertainties and assumptions.  We caution you that our business and financial performance are subject to substantial risks and uncertainties.  Our actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including those set forth in "Item 3. Key Information — D. Risk Factors" and elsewhere in this annual report.

A.	OPERATING RESULTS

Overview

We are a leading domestic provider of enterprise application services and financial industry IT services in China, and we focus on enterprises operating in the Chinese market. We focus on providing services at the higher end of the IT value chain. Our primary service lines are enterprise application services, or EAS and financial industry IT services, or FIS.

Our operations are primarily based in China, where we derive a substantial portion of our revenues. Since the establishment of our company, we have grown significantly through organic growth. Since 2006, we have also made a number of strategic acquisitions that expanded our presence in China and the Asia-Pacific region. In 2008, 2009 and 2010, our net revenues totaled US$90.8 million, US$118.0 million and US$192.9 million, respectively. During the same periods, our net income attributable to Camelot Information Systems Inc. totaled US$9.3 million, US$13.0 million and US$18.6 million, respectively.

Our total assets as of December 31, 2010 were US$341.5 million of which cash and cash equivalent amounted to US$140.4 million.  Our total liabilities were US$88.2 million accounting for 25.8% of total liabilities and shareholders' equity. As of December 31, 2010, our retained earnings accumulated to US$53.6 million.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

•
Productivity and utilization.  The changes in productivity and utilization of our professionals are affected by the number and size of customer engagements, the timing of the commencement, completion and termination of engagements, billing rates of our professionals, and our ability to transition our professionals efficiently from completed engagements to new engagements. A key indicator we use to assess the productivity and utilization of our professionals is net revenues per employee, which is calculated based on the simple average number of employees at the beginning and end of each period, totaled approximately US$51,300, US$48,000 and US$58,600, for 2008, 2009 and 2010, respectively. To enhance productivity and utilization of our professionals, we have increased the use of outsourcing services and are cautious in hiring permanent employees. Billing rates of our professionals have remained relatively stable in recent years and are expected to continue to remain relatively stable for the foreseeable future. The productivity and utilization of our professionals will continue to affect our net revenues, gross profit and net income in the future.

•
Customer diversity.  In recent years, as we have expanded significantly in the financial industry IT services business, we have diversified our customer base. While we are seeking out new customers in both of our service lines, we intend to continue to enhance our strategic relationships and address the needs of our existing customers. The gain or loss of significant customers, or any significant change in the business volume from a particular customer will affect our operating performance. In particular, we have maintained a strong relationship with IBM for the past 13 years. IBM has been our largest customer in 2008, 2009 and 2010, accounting for 31.6%, 31.6% and 33.7% of our net revenues, respectively. As part of our cooperation with IBM, we have entered into a number of initiatives, including the joint development of a service delivery center in March 2008, focused on enterprise application software and services. Our net revenues derived from this delivery center totaled US$1.4 million in 2008, US$15.7 million in 2009 and US$36.5 million in 2010, or 1.6%, 13.3% and 18.9% of our total net revenues, respectively. As this delivery center becomes more successful, we expect IBM to continue to be our largest customer and the net revenues contribution from IBM may increase even as we intend to continue to diversify our customer base.

•
Acquisitions.  As part of our growth strategy, we make, and plan to continue to make, strategic acquisitions from time to time to complement our existing business. We identify potential acquisition targets based on a variety of factors, such as the target’s profitability, growth potential, customer base, business and portfolio mix, domain expertise, shared management vision, and our ability to integrate the target’s business with our existing business. In recent years, our acquisitions (including those of VLife, Yinfeng, Harmonation, Agree and Tansun) have been primarily in the financial industry IT services area, which we believe will experience significant growth as banks continue to modernize their IT infrastructure. Although these acquisitions have helped us increase our net revenues and maintain our gross margins, they have also contributed to an increase in the absolute amounts of our operating expenses, which were US$19.6 million, US$20.9 million and US$39.4 million in 2008, 2009 and 2010, respectively. In addition, in light of the number of acquisitions we have made in recent years, our acquisition-related intangible amortization expenses have significantly affected our net income. As we continue to pursue acquisition opportunities in the future, our operating results and other aspects of our financial performance will be affected accordingly.

•
Quality, range and delivery of services.  We intend to increase our net revenues by continuing to expand our service offerings and providing quality service to our existing customers and to attract new customers. As a result, our financial results are affected by the market demand for our services, the amount of which is significantly dependent on the quality, range and delivery of our services as well as our industry expertise compared to those of our competitors. In particular, as part of our strategy, we will continue to expand our service offerings to provide high quality end-to-end solutions of customized software, onsite and offsite services, training and maintenance. Our acquisitions of Agree and Tansun are part of this effort in expanding our financial industry IT services business. The market acceptance of these services and our ability to attract new customers based on the offering of these services will affect our operating results. To expand our delivery channels, we are seeking to enter into additional cooperative programs with leading IT service providers, and build alternative delivery models (such as a remote delivery model) for our services. Our ability to expand into these additional delivery channels will affect the growth prospects of our business.

•
Ability and related costs incurred to attract, retain and motivate qualified employees.  Our ability to attract, train and retain a large and cost-effective pool of qualified professionals, including our ability to leverage and expand our proprietary database of qualified IT professionals, to develop additional joint training programs with universities, and our employees’ job satisfaction, will affect our financial performance. We have incurred significant costs, and plan to incur additional costs in the future, to attract qualified professionals to work for us. Our compensation and benefits expenses for our IT professionals totaled US$20.1 million, US$29.4 million and US$39.0 million for 2008, 2009 and 2010, respectively, which reflected 22.2%, 24.9% and 20.2% of our net revenues, respectively. These costs have included share-based compensation expenses of US$130,000, US$147,000 and US$136,000 for share options granted to our IT professionals for the years ended December 31, 2008, 2009 and 2010, respectively.

Key Components of Results of Operations

Net Revenues

Our net revenues represent our total revenues less applicable business taxes and related surcharges. Our net revenues in 2008, 2009 and 2010 were US$90.8 million, US$118.0 million and US$192.9 million, respectively. Our business taxes and related surcharges in 2008, 2009 and 2010 were US$2.9 million, US$3.9 million and US$6.4 million, respectively.

Net Revenues by Service Line

We provide our services primarily through two service lines: (i) enterprise application services; and (ii) financial industry IT services. The following table sets forth our net revenues by service line for the years indicated.

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Enterprise application services	65,266	71.9	79,423	67.3	126,555	65.6
Financial industry IT services	25,506	28.1	38,580	32.7	66,308	34.4
Total net revenues	90,772	100.0	118,003	100.0	192,863	100.0

Net Revenues by Pricing Model

The following table sets forth our net revenues by pricing model for the years indicated.

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Time-and-expense contracts	45,818	50.5	59,667	50.6	99,071	51.4
Fixed-price contracts	44,954	49.5	58,336	49.4	93,792	48.6
Total net revenues	90,772	100.0	118,003	100.0	192,863	100.0

Our customer contracts may be categorized by pricing model into time-and-expense contracts and fixed-price contracts. Under time-and-expense contracts, we are compensated for actual time incurred by our IT professionals at negotiated daily billing rates. Under some of these contracts, we also may be able to charge overtime rates in addition to the daily rate. Fixed-price contracts require us to perform services throughout the contractual period, and we are paid in installments upon completion of specified milestones under the contracts. Our billing rates have generally remained stable in 2008, 2009 and 2010.

A majority of our time-and-expense contracts are generated by our enterprise application services business. In comparison, a majority of our fixed-price contracts are generated by our financial industry IT services business.

Net Revenues by Customer Concentration

The following table sets forth a distribution of our largest customers by revenue contribution and as a percentage of net revenues for the years indicated.

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Single largest	28,646	31.6	37,315	31.6	64,987	33.7
Five largest	43,975	48.4	57,869	49.0	92,974	48.2
Ten largest	58,668	64.6	74,325	63.0	115,456	59.9

Our five largest customers in 2010 were IBM, Hitachi, Lenovo, State Grid and China Construction Bank. Our five largest customers in 2009 were IBM, Hitachi, NRI, Bank of China and Accenture. Our five largest customers in 2008 were IBM, Shin Kong Life, NRI and its affiliates, Accenture and Bank of China. IBM, with which our business relationship began in 2000, was our largest customer in each of 2008, 2009 and 2010. Our long-standing relationship with IBM has fostered new initiatives between our company and IBM, including the development of a service delivery center focused on enterprise application services.

Net Revenues by Industry

The following table sets forth, for the years indicated, our net revenues by the industry in which our end customers operate.

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Financial services	27,413	30.2	41,276	35.0	69,950	36.2
Resources and energy	16,318	18.0	28,256	23.9	41,413	21.5
Manufacturing and automobile	13,677	15.1	20,139	17.1	34,003	17.6
Technology	13,315	14.7	12,153	10.3	20,947	10.8
Telecommunication, media and education	3,404	3.8	4,346	3.7	6,778	3.6
Construction and steel	8,071	8.9	3,949	3.3	7,530	3.9
Retail, consumer and transportation	6,769	7.5	6,558	5.6	5,420	2.8
Others	1,805	1.8	1,326	1.1	6,822	3.6
Total net revenues	90,772	100.0	118,003	100.0	192,863	100.0

Net Revenues by Customer Location

The following table sets forth our net revenues by the geographical location of our customers for the years indicated. For purpose of this table, we have determined the geographical location of a customer based on the place of incorporation of the contractual counterparty.

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
PRC and Taiwan	77,182	85.0	105,567	89.4	175,860	91.1
Japan	11,520	12.7	11,642	9.9	14,663	7.7
Others	2,070	2.3	794	0.7	2,340	1.2
Total net revenues	90,772	100.0	118,003	100.0	192,863	100.0

Cost of Revenues

Our cost of revenues mainly consists of outsourcing costs, compensation and benefit expenses (including share-based compensation expenses) of our IT professionals, travel expenses and material costs. The following table sets forth the components of our cost of revenues for the years indicated.

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Outsourcing costs	17,854	27.8	29,593	36.1	66,906	51.2
Compensation and benefit expenses	20,134	31.4	29,364	35.8	38,908	29.8
Travel expenses	16,638	25.9	12,584	15.4	11,353	8.7
Material costs	8,640	13.5	7,122	8.7	8,860	6.8
Others	921	1.4	3,313	4.0	4,835	3.5
Total cost of revenues	64,187	100.0	81,976	100.0	130,862	100.0

Outsourcing costs represent compensation paid directly by us for independent consultants selected from our pool of qualified professionals in our proprietary database as well as other subcontracted service providers. To supplement our resources, we generally directly engage these qualified independent consultants and other subcontracted service providers in order to control fixed costs, fulfill seasonal requirements and bolster our skill sets. Compensation and benefit expenses represent those relating to our IT professionals. We incur travel expenses primarily due to our IT professionals’ traveling to perform onsite work for our customers. We also incur material costs relating to purchasing and installing hardware and software for our customers. Others costs include the amortization of intangible assets of our acquired entities, primarily contract backlogs and completed technology.

Operating Expenses

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation and benefit expenses relating to our business development and marketing personnel, including share-based compensation expenses, travel expenses, selling and marketing-related office expenses and amortization expenses. In 2008, 2009 and 2010, our selling and marketing expenses totaled US$3.8 million, US$6.2 million and US$11.1 million, respectively, representing 4.2%, 5.3% and 5.8%, respectively, of our net revenues in these periods. We expect our selling and marketing expenses to increase as we continue our business expansion.

Amortization expenses as a component of selling and marketing expenses include amortization of intangible assets of our acquired entities. In 2008, 2009 and 2010, the intangible assets subject to amortization primarily consisted of customer relationships. Our selling and marketing expenses in 2008, 2009 and 2010 included US$2.4 million, US$3.2 million and US$4.3 million, respectively, in amortization expenses related to the intangible assets of our acquired entities and we currently estimate that we will incur US$4.6 million in 2011.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than IT professionals and our business development team, including share-based compensation expenses, office expenses, depreciation expenses, travel expenses, rental expenses and overhead expenses. General and administrative expenses also include legal and other professional fees and other miscellaneous administrative costs. Depreciation expenses as a component of general and administrative expenses excluded those included in the cost of revenues and selling and marketing expenses. In 2008, 2009 and 2010, our general and administrative expenses totaled US$11.6 million, US$12.6 million and US$21.6 million, respectively, representing 12.8%, 10.7% and 11.2%, respectively, of our net revenues in these periods.

Research and Development Costs

Research and development costs primarily consist of compensation and benefit expenses relating to our research and development professionals. Historically, these costs primarily related to the research and development efforts at VLife, Harmonation, Agree and

Tansun, which we acquired in 2008 and 2009. In 2008, 2009 and 2010, our research and development costs totaled US$1.7 million, US$1.5 million and US$2.7 million, respectively.

Change in fair value of contingent consideration for acquisitions of Agree and Tansun

In connection with the acquisitions of Agree and Tansun, we agreed to pay additional performance-based cash considerations between RMB63 million (approximately US$9.3 million) and RMB75 million (approximately US$11.0 million) for Agree, based on its earnings in 2010, and up to RMB40 million (approximately US$5.9 million) for Tansun based on its earnings in 2010 and 2011, respectively. The contingent consideration was recorded at fair value at the acquisition date and subsequently adjusted on a marked-to-market basis. As of December 31, 2010 the fair value of contingent considerations  increased by US$3.9 million to US$16.7 million from US$12.8 million as of December 31, 2009.  As the contingency related to the additional performance-based cash considerations based on the net earnings of 2010 generated by Agree and Tansun had been resolved as of the end of 2010, the related additional performance-based cash consideration of US$14.4 million was transferred from contingent consideration to consideration payable in connection with business acquisition as of December 31, 2010.

Share-based Compensation Expenses

On June 26, 2006, we adopted the 2006 Equity Incentive Plan, or the 2006 Plan, which allows us to grant options to our employees and directors to purchase up to 10,872,000 ordinary shares subject to vesting requirement. In March 2008, November 2008 and May 2010, we expanded the number of options that may be granted under the 2006 Plan by an additional 3,200,000, 5,426,012 and 4,000,000 ordinary shares, respectively, making the total number of options available for grant under the 2006 Plan 23,498,012 ordinary shares subject to vesting requirements.

The following table sets forth the share-based compensation expenses recognized as part of cost of revenues, selling and marketing expenses, and general and administrative expenses, respectively, during the years presented.

	For the Year Ended December 31,
	2008	2009	2010
	(U.S. dollars in thousands)
Cost of revenues	130	147	136
Selling and marketing expenses	94	158	354
General and administrative expenses	852	938	2,434
Total share-based compensation expenses	1,076	1,243	2,924

Government Subsidies

We receive government subsidies from the PRC government if we meet the conditions under certain incentive policies. We did not receive any government subsidies in 2008. In 2009, we received US$56,000 in government subsidies for our recruitment of new graduates during the financial crisis. In 2010, we received US$123,000 in government subsidies mainly for the off-shore outsourcing subsidies.

Gain/(Loss) on Short-term Investment

As a result of our acquisition of VLife in April 2008, we acquired certain publicly-traded equity securities held by VLife. The fair value of these short-term investments is determined based on the quoted market prices of these securities. By 2009, we have disposed all such publicly-traded equity securities and therefore, no gain/loss on short-term investment occurred in 2010.

Gain from Extinguishment of Liability

As part of our acquisition of Red River Valley in February 2008, we paid US$4.0 million and agreed to pay an additional US$8.0 million in cash over a period of two years to the then equity holders of Red River Valley in two installments after the acquisition. On July 1, 2008, as a result of renegotiation between us and these equity holders, the remaining consideration payable of US$8.0 million was waived for a total consideration of US$3.3 million, consisting of (i) US$1.2 million in cash; and (ii) 1,800,000 of our shares with a fair value of US$2.1 million. We recognized a one-time gain of US$3.9 million from extinguishment of liability in 2008, which represents the difference between (i) US$3.3 million in total consideration to be paid as a result of our renegotiation; and (ii) US$7.2 million, which represents our US$8.0 million in liability owed prior to the date of the revised agreement (i.e. July 1, 2008), discounted to the present value on the date of such extinguishment.

Taxation

Income Tax

The following table indicates our current and deferred components of income tax for the years presented:

	Year Ended December 31,
	2008	2009	2010
	(U.S. dollars in thousands)
Current
PRC	1,443	1,780	5,224
Others	807	1,199	200
Total current income taxes	2,250	2,979	5,424
Deferred
PRC	(476)	(558)	(1,276)
Others	(374)	(180)	(48)
Total deferred income taxes	(850)	(738)	(1,324)
Total income taxes	1,400	2,241	4,100

Our effective tax rate (i.e., our charge for income tax as a percentage of our net income before tax) in 2008, 2009 and 2010 was 13.0%, 14.7% and 18.0%, respectively.

British Virgin Islands

Under the current laws of the British Virgin Islands, our listed company and our subsidiaries that are incorporated in the British Virgin Islands, including Triumph Consulting & Services Co. Ltd. and Konwell Technologies Ltd., are not subject to taxation on their income or capital gains.

PRC  Enterprise income Tax

Our PRC entities are subject to PRC Enterprise Income Tax, or EIT, on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. According to the EIT Law, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. The EIT rate of the enterprises established before March 16, 2007 which were eligible for preferential tax rate according to the then effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT law if they qualify as “high and new technology enterprise” subject to certain general factors described therein.

Our PRC subsidiaries, Beijing Camelot Technology Co., Ltd., or Camelot Beijing, Red River Valley, Yinfeng, and Zhuhai Agree Technology Co., Ltd. obtained the“high and new technology enterprise”status in 2008 and Bayshore, Beijing Faceita Information System Ltd., or Faceita and Beijing Tansun Software Technology Co., Ltd. obtained the high and new technology enterprise status in 2009. Therefore, these companies are entitled to enjoy a preferential EIT rate of 15% as long as they maintain their qualification as the“high and new technology enterprise”.

Furthermore, Jiaxing Camelot Software Company Limited, or Jiaxing Camelot qualified as a “manufacturing foreign-invested enterprise” established before March 16, 2007 and was entitled to a two-year EIT exemption from the earlier of its first tax-profitable year and 2008 followed by a 50% reduction in tax rate for the succeeding three years. Therefore, Jiaxing Camelot was entitled to EIT exemption for 2008 and 2009 and a preferential tax rate of 12.5% for 2010, 2011 and 2012.

In addition, Shanghai Camelot, Asialink Information Technologies (Shanghai) Co., Ltd., or Asialink and Dalian Yuandong were entitled to preferential tax rates based on their qualifications obtained prior to the effectiveness of the EIT Law. Shanghai Agree Technology Development Co., Ltd. and Camelot Information Technology Co., Ltd., or Huaqiao qualified as “Software Enterprise” in 2010 and were entitled to a two-year EIT exemption for 2010 and 2011, followed by a 50% reduction in tax rate for the succeeding three years.

The preferential tax rates that apply to our subsidiaries which vary from the PRC statutory rates are presented in the following table.

Subsidiaries	0%	7.5%	9%	10%	12.5%	15%	18%	20%	22%
Camelot Beijing(1)	—	—	—	—	—	2008-2010	—	—	—
Red River Valley(1)	—	2008	—	—	—	2009-2010	—	—	—
Yinfeng(1)	—	—	—	—	—	2008-2010	—	—	—
Beijing Heng En Technology Co., Ltd.	—	—	—	—	—	—	—	—	—
Bayshore(1)	—	—	—	—	—	2009-2011	—	—	—
Shanghai Camelot	—	—	2008	2009	—	—	—	—	2010
Asialink	—	—	—	—	—	—	2008	2009	2010
Dalian Yuandong	—	—	—	2008-2009	2010	—	—	—	—
Faceita(1)	—	—	—	—	—	2009-2011	—	—	—
Jiaxing Camelot	2008-2009	—	—	—	2010-2012	—	—	—	—
Zhuhai Agree Technology Co., Ltd.(1)	—	—	—	—	—	2008-2010	—	—	—
Beijing Tansun Software Technology Co., Ltd.(1)	—	—	—	—	—	2009-2011	—	—	—
Shanghai Agree Technology Development Co., Ltd.	2010-2011	—	—	—	2012-2014	—	—	—	—
Camelot Information Technology Co., Ltd.	2010-2011	—	—	—	2012-2014	—	—	—	—

_____________________
Note:

(1)         The high and new technology enterprise status obtained by Camelot Beijing, Red River Valley, Yinfeng and Zhuhai Agree Technology Co., Ltd. in 2008, and Bayshore, Faceita and Beijing Tansun Software Technology Co., Ltd. in 2009 under the EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the high and new technology enterprise status. We believe it is highly likely that our qualifying entities will continue to obtain the renewal in the future.

Hong Kong Income Tax

Kings was established in Hong Kong. Beginning from 2008, the Hong Kong profit tax rate has been changed to 16.5%.

Japan Income Tax

Entoh Digital Co., Ltd., or Entoh and Camelot Japan Co. Ltd., or Across Japan were established in Japan and are subject to Japanese income taxes at 43%.

Taiwan Income Tax

Taiwan Camelot Information Inc., or Taiwan Camelot, Hwawei, VLife, Harmonation, and Ruiyin, which was dissolved in November 2009, are subject to Taiwan income taxes at 25% for 2008 and 2009.

According to the new income tax law enacted by Taiwan tax authorities in May 2009, Taiwan income tax rate was reduced to 20% effective on January 1, 2010. The deferred taxes as of December 31, 2009 were determined based on the tax rate of 20%. In May 2010, Taiwan tax authorities announced the further reduction of income tax rate from 20% to 17% effective on January 1, 2010. This tax rate change is a change in tax law, and the cumulative effect of a reduction of tax charge of US$118,000 was reflected in the period of change.

PRC Business Tax

Companies in China are generally subject to business tax and related surcharges by various local tax authorities at rates ranging from 5% to 6% on revenue generated from providing services and revenue generated from the transfer of intangibles such as copyrights. However, qualified technology companies may apply for an exemption from business tax for revenues generated from technology development, transfer or related consulting services.

Revenues from our services are subject to a 5% business tax and related surcharges on the revenues earned from providing services, except that Naning Camelot Information Systems Engineering Co., Ltd., or Camelot Nanjing has qualified for business tax at 3% and Dalian Yuandong is subject to business tax exemption. In addition, according to an incentive agreement entered between Camelot Information Technology Co., Ltd. and the local government, Camelot Information Technology Co., Ltd. is entitled to certain amount of business tax refund as determined by local government and tax authorities on an annual basis for five years from 2011 through 2015.

Value-Added Tax

Pursuant to the Provisional Regulation of China on Value-Added Tax and its implementing rules, issued in December 1993 and amended in November 2008, all entities and individuals that are engaged in the businesses of sales of goods, provision of repair and placement services and importation of goods into China are generally subject to a value-added tax, or VAT, at a rate of 17% (with the exception of certain goods which are subject to a rate of 13%) of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds. However, pursuant to the Encouraging Policy, an enterprise classified as a “software enterprise” will be entitled to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden relating to self-made software product sales (excluding export sales) before 2010. Such refund will not be treated as taxable income and must be used for funding its software research and development and the expansion of its production capacity. According to the Notice on Certain Policies Related to Value-Added Tax, issued in November 2005, an entity that develops software products on commission may be entitled to an exemption of VAT if, according to the contractual arrangement, the copyright of the products developed by it shall be owned by the commissioning party or jointly owned by the developer and commissioning party.

PRC Urban Maintenance and Construction Tax and Education Surcharge

From December 1, 2010, the Tentative Regulations of the People’s Republic of China on Urban Maintenance and Construction Tax promulgated in 1985 and the Tentative Rules on Levy of Education Surcharge promulgated in 1986 by the State Council shall be applicable to foreign-invested enterprises, foreign enterprises and individual foreigners. Laws, regulations, rules and policies on urban maintenance and construction tax and education surcharge promulgated by the State Council and the finance and tax competent authorities under the State Council since 1985 shall be also applicable to foreign-invested enterprises, foreign enterprises and individual foreigners.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(U.S. dollars in thousands, except percentages)
Net revenues	90,772	100.0%	118,003	100.0%	192,863	100.0%
Cost of revenues	(64,187)	(70.7)%	(81,976)	(69.5)%	(130,862)	(67.9)%
Gross profit	26,585	29.3%	36,027	30.5%	62,001	32.1%
Selling and marketing expenses	(3,818)	(4.2)%	(6,199)	(5.3)%	(11,138)	(5.8)%
General and administrative expenses	(11,613)	(12.8)%	(12,627)	(10.7)%	(21,605)	(11.2)%
Research and development costs	(1,705)	(1.9)%	(1,496)	(1.3)%	(2,741)	(1.4)%
Postponed initial public offering costs	(2,457)	(2.7)%	—	—	—	—
Changes in fair value of contingent consideration for acquisition of Agree and Tansun	—	—	(549)	(0.5)%	(3,880)	(2.0)%
Total operating expenses	(19,593)	(21.6)%	(20,871)	(17.7)%	(39,364)	(20.4)%
Government subsidies	—	—	56	0.0%	123	0.1%
Income from operations	6,992	7.7%	15,212	12.9%	22,760	11.8%
Interest expense	(310)	(0.3)%	(96)	(0.1)%	(475)	(0.2)%
Interest income	244	0.3%	118	0.1%	498	0.2%
Dividend income from short-term investment	11	0.0%	—	—	—	—
Gain/(loss) on short-term investment	(115)	(0.1)%	44	0.0%	—	—
Gain from extinguishment of liability	3,926	4.3%	—	—	—	—
Income before provisions for income taxes	10,748	11.8%	15,278	12.9%	22,783	11.8%
Provisions for income taxes	(1,400)	(1.5)%	(2,241)	(1.9)%	(4,100)	(2.1)%
Equity in earnings of an affiliate, net of income taxes	—	—	—	—	—	—
Net income	9,348	10.3%	13,037	11.0%	18,683	9.7%
Less: Net (loss) income attributable to non-controlling interest	(66)	(0.1)%	(71)	(0.1)%	(86)	0.0%
Net income attributable to Camelot Information Systems Inc	9,282	10.2%	12,966	11.0%	18,597	9.6%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues

For the year ended December 31, 2010, our net revenues increased by 63.5% to US$192.9 million from US$118.0 million in 2009. The overall growth in our net revenues reflected an increase in revenues from both of our service lines.

Our total net revenues for the year ended December 31, 2010 from our enterprise application services increased by 59.3% to US$126.6 million from US$79.4 million in 2009, primarily reflecting the continuing growth of this service line and a general industry and financial market recovery in recent periods. Our net revenues from IBM increased significantly from US$37.3 million in 2009 to US$65.0 million in 2010, primarily reflecting the continued strengthening of our relationship and the resulting additional business volume from IBM. In addition, our net revenues were positively affected by the growth in business from our existing domestic customers such as  China Petroleum & Chemical Corporation and its affiliates (through  Petro-CyberWorks Information Technology Company Limited, a joint venture between Sinopec and PCCW Limited) and State Grid.

Our total net revenues for the year ended December 31, 2010 from our financial industry IT services business increased by 71.9% to US$66.3 million from US$38.6 million in 2009, primarily reflecting the combination of strong organic growth and contribution from Agree and Tansun in 2010, both of which were acquired in the second half of 2009.

Cost of Revenues

For the year ended December 31, 2010, our cost of revenues increased significantly to US$130.9 million from US$82.0 million for the year ended December 31, 2009 due to the continuing expansion of our business. The increase in our cost of revenues primarily reflected increases in the following components:

•
an increase in outsourcing costs from US$29.6 million for the year ended December 31, 2009 to US$65.5 million for the year ended December 31, 2010, as we increased the use of independent consultants directly and other subcontracted service providers, whom we directly engaged and paid, to supplement our resources in light of a higher than anticipated recovery in the demand for our services, coupled with our conservative view in the hiring of permanent employees;

•
an increase in compensation and benefit expenses from US$29.4 million for the year ended December 31, 2009 to US$38.8 million for the year ended December 31, 2010, reflecting a combination of the acquisitions of Tansun and Agree and an organic increase in our recruitment of IT professionals; and

•	amortization of intangible assets of US$1.8 million for the year ended December 31, 2010 from our acquisitions of Agree and Tansun.

Gross Profit

For the year ended December 31, 2010, our gross profit increased by 72.1% to US$62.0 million from US$36.0 million in 2009, reflecting the growth in revenue from both our EAS and FIS business lines. Our gross margin increased from 30.5% in 2009 to 32.1% in 2010, primarily reflecting the shift towards higher-margin products and services, which was partially offset by an increase in acquisition-related amortization.

Selling and Marketing Expenses

Our selling and marketing expenses increased from US$6.2 million in 2009 to US$11.1 million in 2010. The increase primarily reflected:

•	amortization of intangible assets from our acquisitions of Agree and Tansun;

•	an increase in employees compensation; and

•	the sales and marketing expenses incurred by Agree and Tansun.

General and Administrative Expenses

General and administrative expenses increased from US$12.6 million in 2009 to US$21.6 million in 2010, primarily reflecting (i) an expansion of our support functions to support our status as a publicly-listed company; (ii) an increase in share-based compensation; and (iii) the general and administrative expenses incurred by Agree and Tansun.

Research and Development Costs

Our research and development costs increased from US$1.5 million in 2009 to US$2.7 million in 2010. The increase primarily reflected our increased investment in research and development of our financial industry IT services.

Change in fair value of contingent consideration for acquisitions of Agree and Tansun

As of December 31, 2010, the fair value of the contingent considerations in connection with the acquisitions of Agree and Tansun increased by US$3.9 million to US$16.7 million from US$12.8 million as of December 31, 2009, with a corresponding charge in earnings, primarily reflecting the changes in present value of the contingent considerations. See “Item 5 Operating and Financial Review and Prospects— Operating Expenses — Change in fair value of contingent consideration for acquisitions of Agree and Tansun.”

Interest Expense

Our interest expense increased from US$96,000 in 2009 to US$475,000 in 2010, primarily reflecting the increase of bank borrowings for our working capital needs related to our continued growth.

Interest Income

Interest income increased to US$498,000 in 2010 from US$118,000 in 2009, primarily reflecting the increase of the average balance of our bank deposits, including the deposit of the proceeds from our initial public offering in 2010.

Income Taxes

Our effective tax rate increased from 14.7% in 2009 to 18.0% in 2010, primarily due to that preferential tax rates enjoyed by  some of our subsidiaries for 2010 were less favorable compared to the tax rates for 2009.

Net Income

As a result of the foregoing, our net income increased to US$18.7 million in 2010 from US$13.0 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues

Our net revenues increased by 30.0% to US$118.0 million in 2009 from US$90.8 million in 2008. The increase primarily reflected (i) the organic growth in our enterprise application service business and (ii) a combination of acquired and organic growth in our financial industry IT services business.

Our net revenues from enterprise application services increased by 21.7% to US$79.4 million in 2009 from US$65.3 million in 2008 primarily reflecting increased demand from our China-based customers. Our net revenues from IBM increased to US$37.3 million in 2009 from US$28.6 million in 2008 as a result of the further strengthening of our business relationship with IBM, as reflected in (i) an increase in the business volume of the dedicated IBM service delivery center since it began operations in July 2008 and (ii) our selection as IBM’s Asia Pacific IT provider in 2009. In addition, the significant growth in business volume from large domestic enterprises such as State Grid also contributed significantly to our organic growth in enterprise application services during this period.

Our net revenues from financial industry IT services increased to US$38.6 million in 2009 from US$25.5 million in 2008, primarily reflecting our acquisition of Agree, coupled with the organic growth from our existing businesses.

Cost of Revenues

Our cost of revenues increased by 27.7% to US$82.0 million in 2009 from US$64.2 million in 2008. The increase in cost of revenues primarily reflected:

•
an increase of US$11.7 million in outsourcing costs, reflecting our efforts to manage our costs during the financial crisis by increasingly hiring third party consultants on a project-by-project basis rather than hiring full-time employees; and

•
an increase of US$9.2 million in compensation and benefit expenses for our IT professionals, reflecting (i) those expenses associated with our acquisitions made in 2009 and (ii) the consolidation of the full-year results of the companies we acquired in 2008.

The increase in our cost of revenues was partially offset by a decrease of US$3.8 million in travel expenses from 2008 to 2009 primarily reflecting the increased level of outsourcing arrangements described above.

Gross Profit

Our gross profit increased by 35.5% to US$36.0 million in 2009 from US$26.6 million in 2008. Our gross margin increased from 29.3% in 2008 to 30.5% in 2009, reflecting a combination of:

•	the increased level of outsourcing arrangements and other efforts to manage our costs during the financial crisis; and

•	the acquisition of Agree, which had a higher gross margin than our then overall financial industry IT services business, in 2009.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 62.4% to US$6.2 million in 2009 from US$3.8 million in 2008, primarily reflecting:

•	an increase in compensation and benefit expenses as a result of (i) our acquisition of Agree in 2009 and (ii) the consolidation of the full-year results of the companies we acquired in 2008; and

•	an increase in amortization of intangible assets of our acquisitions made in 2008 and 2009.

General and Administrative Expenses

Our general and administrative expenses increased by 8.7% to US$12.6 million in 2009 from US$11.6 million in 2008, primarily reflecting:

•	an increase in compensation and benefit expenses as a result of (i) our acquisition of Agree in 2009 and (ii) the consolidation of the full-year results of the companies we acquired in 2008; and

•	increases in various other general and administrative expenses as our business continued to expand.

Research and Development Costs

Our research and development costs decreased by 12.3% to US$1.5 million in 2009 from US$1.7 million in 2008, primarily reflecting our efforts to optimize allocation of our resources such as consolidating our research and development activities and reassignment of employees, as well as other efforts to manage our cost during the financial crisis.

Changes in fair value of contingent consideration for acquisition of Agree

As of December 31, 2009, the fair value of the contingent consideration was increased by US$0.5 million to US$12.8 million. The increase of US$0.5 million represented the change in fair value of contingent consideration for the acquisition of Agree between the acquisition date and December 31, 2009.

Interest Expense

Interest expense decreased to US$96,000 in 2009 from US$310,000 in 2008. We had incurred interest expense in the first six months of 2008 due to our liability related to the acquisition of Red River Valley but subsequent to the extinguishment of the liability in July 2008, the interest expense ceased.

Interest Income

Interest income decreased to US$118,000 in 2009 from US$244,000 in 2008. The decrease was primarily attributable to a decrease of the average balance of our bank deposits, coupled with a general decrease in interest rates.

Gain/(Loss) on Short-term Investments

We had a gain of US$44,000 from short-term investments in 2009 compared to a loss of US$115,000 in 2008, primarily reflecting changes in quoted market prices of the publicly-traded equities securities held by one of our acquired entities. We sold such securities in June 2009.

Income Taxes

Our income taxes increased by 60.1% to US$2.2 million for 2009 from US$1.4 million for 2008. In 2009 as compared to 2008, we experienced an increase in our taxable income and an increase in our effective tax rate. Our lower effective tax rate in 2008 was primarily due to a gain from extinguishment of liability in 2008, which was recognized at our offshore holding company level and not subject to income tax. Excluding the impact of such gain from extinguishment of liability in 2008, our effective tax rate would have decreased from 2008 to 2009, primarily reflecting the new tax preferential treatments enjoyed by certain of our subsidiaries.

Net Income

As a result of the foregoing, our net income increased by 39.7% to US$13.0 million in 2009 from US$9.3 million in 2008.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. The year-over-year percent changes in the consumer price index for January 2009, 2010 and 2011 were increases of 1.0%, 1.5% and 4.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation.  Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Critical Accounting Policies

The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and are those that require the more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included with this report.

Revenue Recognition

We offer enterprise application services and financial industry IT services for which revenues are generated from contracts either on a time-and-expense basis or fixed-price basis.

Revenues are considered realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; price is fixed or determinable; and collectibles is reasonably assured.

Revenues from time-and-expense contracts are recognized as the related services are rendered. Under time-and-expense contracts, we are reimbursed for actual hours incurred at negotiated hourly billing rates. Customers may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred at the contract billing rate. The rights to software developed by us on behalf of our customers belong to the customers.

Reimbursable out-of-pocket expenses are recognized as revenues when billed. The related costs are recognized as cost of revenues when incurred.

Revenues from service-only fixed-price contracts are generally recognized using the proportional performance method based on the proportion of actual service hours incurred to the budgeted service hours. Our long history of providing service offerings that are similar in nature has provided us the ability to reasonably estimate the service hours expected to be incurred on each project.

To date, we have not incurred a material loss on any of our contracts. However, as a matter of policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

Under certain contracts, we are subject to payment penalties if we fail to complete the projects within a specified time. To date, we have not incurred a material penalty on any of our contracts.  However, as a matter of policy, we consider penalty provisions under a contract when estimating the total revenue generated under such contract and evaluates such provisions throughout the life of the contract.

In addition to service-only contracts, we also enter into multiple-element fixed-price arrangements, in which the deliverables may include licenses of self-developed core software and third-party software, third-party hardware, related project services such as customization, modification, implementation and integration, and support and maintenance services which include bug fixes, technical support via telephone and site visit, and unspecified upgrades on a when-and-if-available basis.

For an arrangement with a software deliverable, we have considered whether the software is more than incidental to the arrangement as a whole. In most of our cases, the software deliverable is more than incidental and essential to the functionality of other deliverables as well as the system as a whole and therefore we believe authoritative accounting literatures in relation to software revenue recognition apply. For these arrangements, we treat the non-software deliverables (i.e., third-party hardware) as software related elements because the software deliverable is essential to the functionality of the non-software deliverables and the acceptance of the non-software deliverables by customers are subject to the acceptance of software deliverables.

With respect to our obligation to provide support and maintenance services, we have considered whether we have adequate evidence that would allow us to bifurcate the revenues attributable to the support and maintenance services from the revenues attributable to other products and project services. In most of our cases, we do not have sufficient evidence of the fair value of the support and maintenance services and accordingly, the entire arrangement is accounted for as one accounting unit resulting in revenue being recognized on a straight line basis over the support and maintenance services period once the support and maintenance services become the only undelivered element. The accumulated contract cost is deferred and recognized as cost of revenue ratably over the same period as revenue is recognized.

For some arrangements entered by one of our subsidiaries, we believe we have sufficient evidence of the fair value of the support and maintenance services as the support and maintenance services are sold separately on a regular basis. For these arrangements, under the residual method, the amount of consideration allocated to deliverables other than the support and maintenance services equals the total arrangement consideration less the fair value of the support and maintenance services, which is recognized as revenue using the proportional performance method over the project services period. The proportional performance is determined based on the proportion of actual service hours incurred to the budgeted total service hours. The arrangement consideration allocated to the support and maintenance services is recognized as revenue ratably over the support and maintenance services period, which is usually one to two years.

A number of fixed-price contracts can be terminated without cause. However, we are entitled to collect revenue in relation to services rendered up to the point of termination.

On the basis of our revenue recognition, we classify accounts receivable into billed accounts receivable and unbilled accounts receivable. Upon recognizing revenue, the revenue amount is immediately recognized as an unbilled accounts receivable on our balance sheet. For our fixed-price contracts, we send invoices to our customers after the payment milestones specified under the contracts are completed. Upon sending out the invoice, we recognize the underlying revenue amount as billed receivable. The standard contracts of our large customers generally provide them with a credit period ranging from 45 days to 60 days, beginning from the date of the invoice. IBM, which historically has been our largest customer, has a credit period of 60 days.

We do not make general allowances for doubtful accounts. We make a specific allowance if there is strong evidence showing that a certain account receivable, billed or unbilled, is likely to be irrecoverable. We evaluate the recoverability of our accounts receivable based on a number of factors, including an aging analysis of the account receivable balances, historical bad debt rates, repayment patterns and customer creditworthiness.

Goodwill and Intangible Assets

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of an independent valuation firm in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the income method. This method starts with a forecast of all of the expected future net cash flows associated with a particular intangible asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Goodwill is tested for impairment at least on December 31 of each year. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. Although we have had one reporting segment, under the reporting segment, we have service lines focusing on different industries and different types of IT services. Each service line qualifies to be a reporting unit for goodwill impairment analysis. As of December 31, 2010, we had two reporting units: enterprise application services and financial industry IT services.  Previous to this, as of December 31, 2009, we had three reporting units:  China enterprise application services, China financial industry IT services, and Taiwan financial industry IT services.  During 2010, upon the signing of the Economic Cooperation Framework Agreement, between Mainland China and Taiwan, our China FIS entities and Taiwan FIS entities have been exploring opportunities in both areas. In anticipation of the synergy of between our China FIS and Taiwan FIS, we have combined both service lines for the future development of financial industry IT services and manage China FIS and Taiwan FIS as one service line. Accordingly the financial information of the entire financial industry IT services is reviewed by management for performance evaluation and decision making.

If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being the discounted cash flow method.

The following table sets forth the estimated fair values, carrying values of and goodwill allocated to our reporting units as of December 31, 2010:

Reporting Unit	Enterprise Application Services	Financial Industry IT Services
	(U.S. dollars in thousands, except percentages)
Estimated fair value	259,394	209,545
Carrying value	88,605	66,779
Percentage by which the fair value exceed the carrying value	193%	214%
Discount rates as a measure of risk and uncertainty associated with the key assumptions of projected cash flow of our reporting units	15%	16%

The Company estimated the fair values of the reporting units as of December 31, 2010 primarily using the income approach that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of values derived using the discounted cash flow method.

Intangible assets with determinable useful lives are amortized either on a straight-line basis or using an accelerated method in the case of customer relationships. Intangible assets that are determined to not have determinable useful lives are not amortized but are tested for impairment at least annually.

We evaluate intangible assets with determinable useful life for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

Fair value of our common stock

Before the completion of our initial public offering in July 2010, we were a private company with no quoted market prices for our ordinary shares. We had therefore needed to estimate the fair value of our ordinary shares at various dates for the purpose of:

(1)           determining the fair value of our shares at the date of acquisition when we have acquired another entity and the consideration given includes our ordinary shares; and

(2)           determining the fair value of our ordinary shares at the date of the grant of a stock based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

After our initial public offering in July 2010, the fair value of our ordinary shares is determined by reference to the trading prices of our ADSs on the New York Stock Exchange as of the acquisition date of a business or the grant date of a stock based compensation award.

The following table sets forth the fair value of our ordinary share at different times prior to the completion of our initial public offering.

Date	Class of Shares	Fair Value	Purpose of Valuation	DLOM*	Discount Rate
January 1, 2006	Ordinary Shares	US$0.61	Acquisition of Dalian Yuandong and Employee share option grant	28%	28%
June 30, 2006	Ordinary Shares	US$0.55	Employee share option grant	13%	27.5%
June 30, 2007	Ordinary Shares	US$0.86	Employee share option grant	10%	25%
October 15, 2007	Ordinary Shares	US$1.01	Employee share option grant	10%	23%
April 1, 2008	Ordinary Shares	US$1.22	Acquisition of VLife and Yinfeng and employee share option grant	14%	19%
July 1, 2008	Ordinary Shares	US$1.44	Acquisition of Harmonation and extinguishment of liability with Red River Valley	15%	19%
October 31, 2008	Ordinary Shares	US$1.11	Employee share option grant	15%	19%
July 1, 2009	Ordinary Shares	US$1.25	Employee share option grant and acquisition of Agree	15%	19%
November 2, 2009	Ordinary Shares	US$1.27	Employee share option grant	15%	19%
December 30, 2009	Ordinary Shares	US$1.47	Acquisition of Tansun	15%	18%
February 28, 2010	Ordinary Shares	US$3.03	Employee share option grant	5%	14%
May 18, 2010	Ordinary Shares	US$3.00	Employee share option grant	N/A	N/A
______
* DLOM means discount for lack of marketability.

When estimating the fair value of the ordinary shares, our management has considered a number of factors, including the result of a third party appraisal and equity transactions of our company, while taking into account standard valuation methods and the achievement of certain events.

The fair value of the ordinary shares from 2006 to February 2010 was determined with the assistance of American Appraisal China Limited, or AA, an independent third party valuation firm because we were a privately held company and there were no quoted prices in active market for our ordinary shares during that period. The valuation reports from AA have been used as part of our analysis in reaching our conclusion on share values. We reviewed the valuation methodologies used by AA, who took into consideration of the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid, and believe the methodologies used are appropriate and the valuation results are representative of the fair value of our ordinary shares. The fair value of ordinary shares as of May 18, 2010 was based on the mid-point of our estimate of the estimated IPO price range set forth on the cover page of our preliminary prospectus for our initial public offering dated July 6, 2010. After our initial public offering on July 20, 2010, the quoted price in active market for our ordinary shares become available and can serve as Level 1 input of the fair value of ordinary shares as of August 16, 2010.

AA used a combination of (i) the discounted cash flow, or DCF, method of the income approach and (ii) the market multiple approach to assess the fair value of ordinary shares in 2006, 2007, 2008, 2009 and 2010. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•
Relative importance of DCF and market multiple approach: For the valuations in 2006, 2007 and April  2008, we assigned 50% weight to the DCF approach and 50% weight to market multiples as we considered the results derived from these approaches at these valuation dates were equally representative. Since July 2008, the credit crunch caused a sharp decline in market capitalization of the publicly traded comparable companies while our operations and long term cash flow forecast had not changed significantly over the same period. In view of this, we considered the income approach should be more reliable than the market approach in determining the fair values of our company at that time, and assigned 85% weight to the income approach and 15% weight to the market approach for the valuations performed in July 2008 to February 2010.

•
Weighted average cost of capital, or WACC: WACCs of 28%, 27.5%, 25%, 23%, 19%, 19%, 19%, 19%, 19%, 18% and 14% were used for dates as of January 1, 2006, June 30, 2006, June 30, 2007, October 15, 2007, April 1, 2008, July 1, 2008, October 31, 2008, July 1, 2009, November 2, 2009, December 30, 2009 and February 28, 2010, respectively. The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and company- specific factors. The decrease in WACCs from 2006 to 2010 was due to the combined results of (i) the continuous growth of our business and company size, realization of synergistic effects through the acquisitions of Triumph, Bayshore, Dalian Yuandong, Hwawei, Red River Valley, Yingfeng, VLife, Harmonation, Agree and Tansun and (ii) the proximity to our initial public offering. Decrease in WACC used for the valuation resulted in an increase in the determined fair value of the ordinary shares.

•
Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, and market multiples, certain publicly traded companies in the software outsourcing industry were selected for reference as our guideline companies

•
Capital market valuation multiples: AA obtained and assessed updated capital market data of the selected comparable companies and used multiples of enterprise value to revenue, or EV/Revenue, and enterprise value to EBITDA, or EV/EBITDA, for its valuations. EV/Revenue multiples adopted in the valuation were 3.3, 3.0, 3.2, 2.7, 2.0 2.5, 1.5, 1.4, 1.9, 1.7 and 2.6, respectively, for January 1, 2006, June 30, 2006, June 30, 2007, October 15, 2007, April 1, 2008, July 1, 2008, October 31, 2008, July 1, 2009, November 2, 2009, December 30, 2009, and February 28, 2010. EV/EBITDA multiples adopted in the valuation were 13.9, 12.4, 13.4, 12.0, 10.2 14.0, 8.5, 7.3, 10.2, 13.2 and 12.9, respectively, for January 1, 2006, June 30, 2006, June 30, 2007, October 15, 2007, April 1, 2008, July 1, 2008, October 31, 2008, July 1, 2009, November 2, 2009, December 30, 2009 and February 28, 2010. The changes in the multiples used for each valuation date are the combined effects of (i) change in the valuation date and thus the period considered in calculating the multiples and (ii) changes in the trading prices and thus the multiples of the comparable companies as implied by the trading prices. Change in the figure of multiples used combined with an increase in our reported financial measures increased the determined fair value of the ordinary shares.

•	Discount for lack of marketability, or DLOM: AA quantified DLOM using the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (e.g., an IPO) and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. DLOMs of range from 10% to 28% were used in our valuations as of January 1, 2006, June 30, 2006, June 30, 2007, October 15, 2007, April 1, 2008, July 1, 2008, October 31, 2008, July 1, 2009, November 2, 2009, December 30, 2009, and February 28, 2010. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. In the third quarter of 2007, we started the preparation for our initial public offering and performed valuations to appraise the fair values of our ordinary shares in 2006 and 2007 on a retrospective basis for compliance with U.S. GAAP. Because of the proximity of the expected time of the offering, DLOM decreased from 28% for the valuation as of January 1, 2006 to 10% for the valuation as of October 15, 2007. In 2008, the global financial crisis increased the uncertainty and volatility of U.S. stock market and the increase in estimated volatility factor of our ordinary shares, together with the increase in expected time leading to liquidity event (i.e. IPO), increased the DLOM from 10% for the valuation as of October 15, 2007 to 15% for the valuation in July 2008 and 2009. As we successfully submitted our confidential filing in February 2010 in connection with our initial public offering, we expected that the time leading to liquidity event (i.e., IPO) would decrease and the liquidity of our ordinary shares would increase. As a result, we lowered the DLOM from 15% as of December 31, 2009 to 5% as of February 28, 2010.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earning growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares from 2006 to February, 2010. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 14% to 28%.

Under the market approach, EV/revenue and EV/EBITDA multiples of comparable companies were calculated and analyzed. The trading multiples of the comparable companies vary but in general, the companies with higher projected growth, higher profit margin and lower business risk (manifested as lower required cost of capital and larger market capitalization) would have a higher multiple. AA compared each individual company to us and derived the adjusted multiples applicable to us based on the above factors. AA took the median of the adjusted multiples, multiplied that by the historical and forecast revenue and EBITDA of our company to come up with an enterprise value on a minority and freely tradable basis. To reflect the fact that we were a private company, a DLOM discount for lack of marketability has also been considered.

AA used the option-pricing method to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” or the Practice Aid. The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or a public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 25.1% to 66.6% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The determined fair value of the ordinary shares increased from US$0.55 per share as of June 30, 2006 to US$0.86 per share as of June 30, 2007. We believe the increase in the fair value of ordinary shares in this period is primarily attributable to the following factors:

•	the overall economic growth in our principal geographic markets led to an increased market demand for our IT services;

•	we completed the acquisition of Hwawei on January 1, 2007, which expanded our service lines to Taiwan financial IT services market; and

•
In April 2007, CVCI Funds’ exercise of their option to subscribe additional Series A preferred shares indicated that the uncertainty and risk perceived by investors in achieving our business plan was reduced. Accordingly, the discount rates, which reflect the market participant’s required rate of return, was lowered from 27.5% for the valuation on June 30, 2006 to 25% for the valuation on June 30, 2007. This resulted in an increase in our overall equity value and hence an increase in the estimated fair value of our ordinary shares.

The fair value of the ordinary shares increased from US$0.86 per share as of June 30, 2007 to US$1.01 per share as of October 15, 2007. We believe the increase in the fair value of the ordinary shares during this period was primarily attributable to the discount rate applied for discounted cashflow analysis decreased from 25% to 23% because of the combined results of (i) the continuous growth of our business and company size, realization of synergistic effects through the integration of business of companies acquired in 2006 and first half of 2007; and (ii) the proximity of our initial public offering as we started the preparation of the filing for that offering during this period.

The fair value of the ordinary shares decreased from US$1.22 per share as of April 1, 2008 to US$1.14 per share as of July 1, 2008 and US$1.11 per share as of October 31, 2008. We believe the decrease in the fair value of the ordinary shares during this period was the net effect of the following factors:

•
We anticipated that, as a result of global financial crisis, our customers may reduce or technology spending, which in turn reduce the demand for our services and slow down our revenue growth rate. In view of the above, we lowered our forecasted revenue and earnings in 2008 and 2009 when preparing financial projection for valuation as of July 1, 2008 and October 31, 2008 to account for the change in market condition; and

•
The impact of global financial crisis on our business was partially offset by the estimated synergetic effect brought by the acquisition of Harmonation in July 2008. We believed that this acquisition will create additional synergetic effect because the integration of the businesses of Harmonation, VLife and Hwawei will further strengthen our market position in Taiwan FIS market and increase our service offering.

The fair value of the ordinary shares increased from US$1.11 per share as of October 31, 2008 to US$1.25 per share as of July 1, 2009. We believe the increase in the fair value of the ordinary shares during this period was attributable to the following:

•	We completed the acquisition of Agree on July 1, 2009, which strengthened our capabilities of our financial IT services; and

•
We anticipated that the demand for our technology outsourcing services would gradually increase in connection with the recovery of the global economic conditions. In view of this, we increased the long term forecasted revenue and net income, when preparing our cashflow forecasts as of July 1, 2009

The fair value of the ordinary shares increased from US$1.25 per share as of July 1, 2009 and US$1.27 as of November 2, 2009 to US$1.47 per share as of December 30, 2009. We believe the increase in the fair value of the ordinary shares during this period was attributable to the following. In December 2009, we successfully completed the acquisition of Tansun. We believe that the acquisition of Tansun would further strengthen our capabilities in providing IT service to the financial services industry, and reduce the risks associated with achieving our business plan and cashflow forecast. In view of the above, we lowered the non-systematic risk premium and hence the discount rate used for the valuation of our ordinary shares from 19% as of July 1, 2009 to 18% as of December 30, 2009.

The fair value of our ordinary shares increased from US$1.47 as of December 30, 2009 to US$3.03 as of February 28, 2010. The valuation as of February 28, 2010 was completed in May 2010. We believe the increase in the fair value of our ordinary shares in this period is largely attributable to the following factors:

Increase in forecasted performance

We increased our estimates for the growth in the performance of our business in terms of both total net revenues and income from operations from our previous estimates made as of December 31, 2009. In particular, we increased our forecasted revenue for 2010 and 2011 by approximately 10%, respectively.

Our total net revenues and income from operations in the three months ended March 31, 2010 increased by 72.1% and 90.4%, respectively, as compared to the three months ended March 31, 2009, reflecting the underlying growth in our business. As a result, income from operations as a percentage of revenue in the first quarter of 2010 improved to 4.0%, as compared to 3.6% in the three months ended March 31, 2009. Although our total net revenues declined in three months ended March 31, 2010 compared to the three months ended December 31, 2009, this occurrence reflected the seasonality of our business, and in particular, the impact of the Chinese New Year.

Our revised forecast took into consideration our actual performance in the three months ended March 31, 2010 and other events and factors that were unknown to us in December 2009, including the following:

•
The growth of China’s IT service industry grew at a higher rate in the three months ended March 31, 2010 than we anticipated by the end of 2009 as increased competition among Chinese businesses led to (i) an increase in IT service spending as part of overall IT spending; and (ii) continued consolidation of a relatively fragmented IT service industry.

•	Instances of the successful implementation of our integration plans for our acquired businesses strengthened our confidence in, and increased our estimates for, future revenues through capitalizing on cross-selling opportunities across various customers, industries and geographic regions. For example, when preparing our forecast in December 2009, we only had (i) a preliminary integration plan for Tansun (which included cross-selling efforts among Tansun and our other business units) and (ii) initial discussions with Tansun's management team on the budget for 2010. As such, the impact of these cross-selling efforts and the determination of the 2010 budget were not factored into the forecast in December 2009 due to the uncertainties in the implementation of Tansun’ s integration plan given that the acquisition of Tansun was only completed at the end of December 2009. Since the beginning of 2010, however, we have begun to realize revenue synergies sooner than we had anticipated at the end of 2009. As an example, Bayshore successfully referred clients to, and facilitated customers’ communication with, Tansun, which resulted in Tansun winning a testing service contract from one of the state-owned banks in China in the three months ended March 31, 2010. This result was not anticipated by the end of 2009. Winning this service contract served as an indicator for the successful implementation of our integration plan.

•	In the three months ended March 31, 2010, we identified additional synergies from business unit integration efforts, such as office consolidation and centralization of solution development work.

•
In the three months ended March 31, 2010, we also gained a number of key new clients in our EAS business, which was not anticipated in December 2009. These clients include (i) the SOFTBANK Group Development Center, through which our work with SOFTBANK Group in the development of communication technologies is performed; (ii) Pacific Andes International Holdings Ltd, which engaged us as its SAP global implementation services provider and has become one of the top clients of our EAS business; and (iii) Ernst & Young, which engaged us as a SAP services provider and has become one of our strategic alliance partners. Revenues from these new clients were not included in our forecast in December 2009.

•
Commercial banks in China generally review their annual IT budgets during the first quarter of each year. After this review by the commercial banks in China in the three months ended March 31, 2010, the IT spending budget from the banking sector for the full year 2010 exhibited a growth which was higher than our expectations at the end of 2009.

•	During the three months ended March 31, 2010, our FIS business units obtained additional customer feedback in respect of their new solution requirements and their receptiveness to a number of our enhanced products, including products on stress testing on market risks, auditing, and branch transformation. None of these factors was anticipated and therefore included in the December 2009 forecast, and forms a backdrop for the upward revision to our forecast.

Change in discount rate

The change in our financial forecast and the proximity in time to an IPO increased the estimated market capitalization of our company. The increase in our company size, in turn, lowered the small company risk premium, which is one of the components used in estimating a market participant’s required rate of return to invest in our shares, by approximately 3.5%. With consideration of the improvement of our performance and indications of the success of our integration plan, the non-systematic risk factor, another component used in estimating a market participant’s required rate of return for investing in our shares, was reduced by 1%, reflecting the decrease in the perceived risk in achieving our financial forecasts. The combination of the reduced small company risk premium and non-systematic risk factor, which was partially offset by an increase in risk free rate during the period, lowered the overall discount rate applied for valuing our ordinary shares from 18% as of December 2009 to 14% as of February 2010.

The effects of the change in financial forecast, proximity in time to our IPO and the discount rate on the valuation are inter-related and it is difficult to precisely quantify the impact of these factors on the change in fair value of our ordinary shares. However, we estimate that the decrease in discount rate, change in financial forecast and decrease in DLOM accounted for approximately 40-50%, 30-40% and 10-20%, respectively, of the change in the fair value of our ordinary shares.

We have considered the guidance prescribed by the Practice Aid in determining the fair value of our ordinary shares as of various dates before our initial public offering. A detailed description of the valuation method used and the factors contributing to the changes in the fair value of our ordinary shares through to February 2010 is set out above. Paragraph 113 of the Practice Aid states that “the ultimate IPO price itself also is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise.” We, therefore, believe the ultimate IPO price itself is generally not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before our initial public offering.

Nevertheless, we believe that the implied change in fair value of our ordinary shares from US$3.03 per ordinary share on February 28, 2010 to US$3.00 per ordinary share, the mid-point of the estimated price range as set forth on the cover page of our preliminary prospectus, dated July 6, 2010, was primarily attributable to the following factors as mitigated by the volatility of our stock price in the capital market since February 28, 2010:

•	the price range was estimated assuming our initial public offering would be successfully completed, which would result in increased liquidity and marketability of our ordinary shares; and

•	our initial public offering could provide us with additional capital, enhance our ability to access capital markets to grow our business, and raise our overall business profile.

We therefore used the mid-point of our estimate of our initial public offering price range in estimating the fair value of our common stock to determine the fair value at grant date of the stock option awards made on May 18, 2010.

Share-based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on the graded vesting schedule, with a corresponding impact reflected in additional paid-in capital.

At the time of the grants, the exercise price was determined by the board of directors with inputs by management based on various objective and subjective factors.

The fair value of an option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the following assumptions:

	2008	2009	2010
Weighted average risk-free interest rate	3.64%	4.04%	1.49%
Weighted average expected term (number of years)	2.6	5.8	1.4
Weighted average expected volatility	38.8%	42.7%	41.1%
Weighted average expected dividend yield	—	—	—
Risk-free interest rate interval	3.50% - 4.47%	3.87% - 4.14%	1.18% - 2.98%

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of U.S. dollar denominated bond issued by the Chinese government as of the valuation dates. The expected life of options represents the period of time the granted options are expected to be outstanding. As we did not grant options prior to June 30, 2006 and no options have been exercised, no sufficient historical exercising pattern could be followed in estimating the expected life. Therefore, the expected life is estimated based on a consideration of factors including contractual term, vesting period and empirical study on exercise behavior of employee stock option. Our employees who received our stocks options are assumed to exhibit similar behavior. As we expected to grow our business with internally generated cash, we did not expect to pay dividends in the foreseeable future. Because we do not maintain an internal market for our share options, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business.

In determining the fair value of the share options granted prior to the completion of our initial public offering in July 2010, we used the fair value of our ordinary shares as determined through retrospective valuations prepared with the assistance of AA. For more information, see "— Fair Value of our common stock." After our initial public offering in July 2010, the fair value of our ordinary shares is determined by reference to the trading prices of our ADSs on the New York Stock Exchange as of the grant date of the share options.

Share-based compensation expense, based on the estimated fair value of share awards granted and the estimated forfeiture rate, will be recorded over vesting periods after the grant date on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the share awards vested during that period.

The estimate of forfeiture rate is reviewed and adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimate. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

We recorded share-based compensation of US$1.1 million, US$1.2 million and US$2.9 million for options granted to employees for the years ended December 31, 2008, 2009 and 2010, respectively, according to the graded vesting schedule on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period. As of December 31, 2010, we had a total of US$3.2 million in unrecognized compensation expense related to unvested share options. The expense is expected to be recognized over 2.13 years according to the graded vesting schedule.

Recent Accounting Pronouncement

In September 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables.  This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement.  Although the new pronouncement retains the criteria from existing pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting.  The new pronouncement is effective for fiscal years beginning on or after June 15, 2010.  Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented.  Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. We adopted this pronouncement effective January 1, 2011. As a result, arrangements with multiple deliverables that are entered after January 1, 2011 and not subject to the accounting guidance related to software revenue recognition may be bifurcated into separate accounting units, resulting in earlier revenue recognition of some deliverables. This change in accounting policy does not have a material impact on our financial condition or results of operations.

In September 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition.  This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and non-software components that function together to deliver the product's essential functionality.  That is, the entire product (including the software deliverables and non-software deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature.  The new pronouncement include factors that entities should consider when determining whether the software and nonsoftware components function together to deliver the product's essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition.  The pronouncement is effective for fiscal years beginning on or after June 15, 2010.  Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented.  Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. We adopted this pronouncement effective January 1, 2011, which does not have a significant impact on our financial condition or results of operations.

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements.  This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than a net basis as currently required.  This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010.  Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes.  We adopted this pronouncement effective January 1, 2010, which did not have a significant impact on our financial condition or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. We adopted this pronouncement effective January 1, 2011, which does not have a significant impact on our financial condition or results of operations.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our operations and our growth have primarily been financed by cash generated from operations and more recently, from the issuance of our ADSs in our initial public offering in July 2010 and follow-on public offering in December 2010 and, to a lesser extent, bank borrowings. As of December 31, 2010, we had US$140.4 million in cash and cash equivalents, compared to US$33.8 million as of December 31, 2009.

Cash Flows and Working Capital

Our working capital, calculated as the difference between current assets and current liabilities, as of December 31, 2008, 2009 and 2010, was US$46.8 million, US$56.6 million and US$187.2 million, respectively. In the future, we may also finance our working capital from further issuances of equity or debt securities as well as bank borrowings. The ability of our operating subsidiaries to pay dividends and other distributions to our holding company is subject to the laws and regulations of the jurisdictions where our subsidiaries are incorporated.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

The following table sets forth a summary of our cash flows as of the dates and for the periods indicated.

	For the Year Ended December 31,
	2008	2009	2010
	(U.S. dollars in thousands)
Net cash provided by operating activities	8,481	11,551	9,895
Net cash used in investing activities	(6,829)	(5,987)	(13,747)
Net cash provided by financing activities	2,029	4,527	108,754
Effect of exchange rate changes	384	813	1,634
Net increase in cash and cash equivalents	4,065	10,904	106,536
Cash and cash equivalents, beginning of year	18,851	22,916	33,820
Cash and cash equivalents, end of year	22,916	33,820	140,356

Operating Activities

Net cash provided by operating activities in 2010 was US$9.9 million, which was primarily attributable to net income of US$18.7 million, adjusted for an increase of US$7.5 million in accounts payable, an increase of US$6.5 million in accrued expenses and other payable, and certain non-cash expenses, primarily consisting of amortization of intangible assets of US$6.3 million, an increase of US$3.9 million in changes in fair value of contingent consideration for acquisition of Agree and Tansun and share-based compensation of US$2.9 million, and negatively impacted by changes in certain working capital amounts, primarily an increase of US$33.9 million in accounts receivables. The increase in accounts receivable was primarily due to the significant revenue increase in 2010.

Net cash provided by operating activities in 2009 was US$11.6 million, which was primarily attributable to net income of US$13.0 million, adjusted for an increase of US$1.1 million in deferred revenue, certain non-cash expenses, primarily amortization of acquired intangible assets of US$3.9 million and share-based compensation of US$1.2 million, and negatively impacted by changes in certain working capital accounts, primarily an increase of US$12.8 million in accounts receivable. The increase in accounts receivable was primarily due to the significant revenue increase in 2009.

Net cash provided by operating activities in 2008 was US$8.5 million, which was primarily attributable to net income of US$9.3 million, adjusted for a non-cash gain of debt extinguishment of US$3.9 million, the postponed initial public offering cost of US$2.5 million which was reflected as a cash outflow in financing activities, the increase in accrued expenses and other payables of US$1.7 million and certain non-cash expenses, primarily amortization of acquired intangible assets of US$2.8 million and share-based compensation of US$1.1 million. Operating cash flow was negatively impacted by changes in certain working capital accounts, primarily an increase of US$6.9 million in accounts receivable and net of the increases of US$1.6 million in inventory. The increase in accounts receivable was due to the significant revenue increase in 2008.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2010 was US$13.7 million, which was primarily attributable to a US$9.8 million payment for our acquisition of Tansun and the purchase of property and equipment in connection with our headquarters.

Net cash used in investing activities in 2009 was US$6.0 million, which was primarily attributable to US$7.4 million and US$2.6 million paid for our acquisitions of Agree and Yinfeng, respectively, partially offset by US$3.5 million in cash balance acquired from such acquired companies.

Net cash used in investing activities in 2008 was US$6.8 million, which was primarily attributable to: (i) US$3.5 million paid for our acquisition of Red River Valley, (ii) US$3.0 million paid for our acquisition of VLife, (iii) US$1.5 million paid for our acquisition of Yinfeng, and (iv) US$4.8 million paid for our acquisition of Harmonation, partially offset by US$3.4 million of cash balance from acquired companies, US$2.1 million in proceeds from disposal of property and equipment and US$1.1 million in term deposits.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2010 was US$108.8 million, which was primarily attributable to the receipt of the net proceeds of US$110.6 million from our initial public offering and our follow-on public offering in 2010 as well as the deferred consideration payment of US$4.3 million for our acquisition of Yinfeng and US$9.3 million in the repayment of bank borrowings.

Net cash provided by financing activities in 2009 was US$4.5 million, which primarily reflected US$8.8 million in proceeds from bank borrowings, partially offset by US$4.0 million in repayments of bank borrowings.

Net cash provided by financing activities in 2008 was US$2.0 million, which was primarily attributable to (i) US$2.5 million in proceeds from bank borrowings and (ii) US$5.0 million in collection of subscription receivables relating to the issuance of Series B preferred shares, partially offset by (i) US$3.6 million in repayment of bank borrowings and (ii) US$1.9 million in payment of professional fees related to our postponed public offering.

Accounts Receivable

As of December 31, 2008, 2009 and 2010, our total billed and unbilled accounts receivable amounted to US$44.9 million, US$68.2 million and US$105.7 million, respectively, net of allowance for doubtful accounts.

Our accounts receivable balances were significantly affected by the relatively high concentration of our customer base. In 2008, 2009 and 2010, our ten largest customers accounted for 64.6%, 63.0% and 59.9%, respectively, of our net revenues. Our customer base primarily consists of leading international IT service providers, such as IBM, as well as large enterprise customers such as Lenovo, Sinopec (through PCITC), Hitachi and State Grid. The timing of invoicing and collection on our accounts receivable is affected by the budget cycles of our large enterprise customers in China. Nevertheless, we have well-established relationships with many of these blue-chip companies, and our historical write-off experienced with these customers has been insignificant.

Our billed receivables represent the amount billed based on agreed-upon contract milestones or payment terms that remain uncollected, and correspond to the period between billing and collection. As of December 31, 2008, 2009 and 2010, our billed receivables totaled US$20.0 million, US$21.0 million and US$43.1 million, respectively.

The following table sets forth the aging schedule of our billed receivables as of the dates indicated.

	As of December 31
	2008		2009		2010
Aging Period	Billed	% of Total	Billed	% of Total	Billed	% of Total
	(U.S. dollars in thousands, except percentages)
<60 days	12,673	63.5	16,136	76.7	36,591	85.0
61-90 days	1,989	10.0	1,742	8.3	607	1.4
91-180 days	3,960	19.8	882	4.2	2,987	6.9
181-360 days	1,338	6.7	1,083	5.2	1,314	3.0
> 360 days	—	—	1,183	5.6	1,573	3.7
Total	19,960	100.0	21,026	100.0	43,072	100.0

Our unbilled receivables represent the excess of recognized revenues over billings, and correspond to the period between revenue recognition and invoicing. Such period generally arises from, with respect to our time-and-expense contracts, the time during which we reconcile accounts with our customers, and with respect to our fixed-price contracts, the period between revenue recognition and the time when our payment milestones are reached. The period of completing the account reconciliation process at many of our largest customers, including IBM, may require a significantly longer period than some of our other customers. Historically, we have not experienced disagreements with our customers over material amounts of unbilled receivables as a result of our account reconciliation process. With respect to our fixed-price contracts, the period between revenue recognition and the time when our payment milestones are reached may vary significantly based on the number of progress payments and the amount of each payment. As of December 31, 2008, 2009 and 2010, our unbilled receivables totaled US$24.9 million, US$47.2 million and US$62.6 million, respectively.

Capital Expenditure

Our capital expenditures in 2008, 2009 and 2010 were US$471,000, US$408,000 and US$1,439,000, respectively. Our capital expenditures related primarily to purchase of computers and office equipment in connection with our headquarters, improvement of leased premises and purchase of intangible assets such as software. We expect our capital expenditures to increase in the future as we expand our business to implement our growth strategy. We estimate that our capital expenditures will be approximately US$1.1 million in 2011, primarily used to purchase computer equipment and to remodel our headquarters.

C.	RESEARCH AND DEVELOPMENT

Research and Development

Research and development costs primarily consist of compensation expenses relating to our research and development professionals. We incurred research and development expenses of US$1.7 million, US$1.5 million and US$2.7 million in 2008, 2009 and 2010, respectively.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2010 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment by period
As of December 31, 2010	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(U.S. dollars in thousands)
Operating lease agreements	8,900	2,019	2,066	856	3,959
Bank borrowing			-		-
Principal	11,968	11,566	50	36	316
Interest	480	448	12	3	17
Deferred cash consideration for business acquisition	14,394	14,394	-	-	-
Deferred cash consideration for debt extinguishment	1,200	1,200	-	-	-
Total contractual obligations	36,942	29,627	2,128	895	4,292

The above table does not include the following contingent consideration in connection with the acquisition of Tansun in December 2009, we agreed to pay an additional performance-based cash consideration of up to RMB20 million (approximately US$2.9 million), as determined using a specified formula based on Tansun’s earnings in 2011. This contingent consideration was recorded at a fair value of US$2.3 million as of December 31, 2010.

G.	SAFE HARBOR

See “Special Note Regarding Forward-Looking Statements” on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth our executive officers and directors, their ages as of the date of this report and the positions held by them. The business address for each of our executive officers and directors is c/o Camelot Information Systems Inc., Beijing Publishing House, A6 North Ring 3 Road, Xicheng District, Beijing, The People’s Republic of China.

Name	Age	Position
Yiming MA	51	Chairman and Chief Executive Officer
Heidi CHOU	48	Director and President
Ching-Hua HO	55	Director and Chief Operating Officer
Ajit BHUSHAN	48	Director
Dipak RASTOGI	57	Director
Shang-Wen HSIAO	50	Independent Director
Claude LEGLISE	56	Independent Director
Gordon LAU	47	Chief Financial Officer
Jan-Kung (James) ROH	58	Chief Technology Officer

Yiming Ma has been our Chairman of the board of directors and Chief Executive Officer since the founding of our company. From 1986 to 1994, Mr. Ma was at IBM in the United States as a software designer, where he developed software solutions to IBM’s customers. Mr. Ma has over 20 years of experience in the software and IT services industry. Mr. Ma received his M.S. degrees in mathematics and computer science from the University of California, Santa Barbara, and a bachelor’s degree from East China Normal University. Mr. Ma is the husband of Ms. Chou.

Heidi Chou has been our Director since the founding of our company and our President since November 2010. Ms. Chou is a co-founder of our company. From 1984 to 1991, she served in a variety of roles at IBM in the United States, including holding management positions in sales, marketing, project management and product development. Ms. Chou received an MBA from Stanford University and her bachelor’s degree in computer science and mathematics from the University of California. Ms. Chou is the wife of Mr. Ma.

Ching-Hua Ho has been a Director and our Chief Operating Officer since November 2010 and was our independent director from February 2008 to November 2010. Mr. Ho is currently a non-executive director, and from 2006 to 2009, the chief executive officer, of Kingdee International Software Group Co., Ltd. He also has over 20 years experience in the IT industry. Mr. Ho was a vice president and general manager of Siebel Systems Inc. from 2004 to 2006, chief executive officer of UF Soft Inc. from 2002 to 2004, and a vice president and general manager of Broadvision Inc.’s Asia Pacific and Japan operations. Mr. Ho received his bachelor’s degree from National Taiwan University and a master’s degree in computer science from the University of Maryland.

Ajit Bhushan has served as a Director of our company since 2010. In his position for Citi Venture Capital International (“CVCI”), Mr. Bhushan focuses on investments in IT industry.

Prior to this, Mr. Bhushan worked on strategy and business development for Citibank in Central and Eastern Europe, Middle East and Africa (CEEMEA). Previously he was responsible for developing the cash management business for Citibank in Poland. He has also worked in India and has been with Citibank since 1987. Mr. Bhushan has a bachelor’s degree of technology in electrical engineering (with specialization in computer science) from the Indian Institute of Technology, Delhi and an MBA degree from the Indian Institute of Management, Ahmedabad. He also serves as a director of Ness Technologies, Inc.

Dipak Rastogi has served as a Director of our company since May 2011. Mr. Rastogi is currently the chief executive officer of CVCI and chairman of the investment committee of CVCI's Funds. From 1982 to 2001, Mr. Rastogi held various positions at Citibank, including the group executive head of Central & Eastern Europe, Middle East, South Asia and Africa, the EVP co-head of Citibank's Global Markets, the head of Citibank's global derivatives business and co-head of corporate finance. Mr. Rastogi received his MBA degree from the Richard Ivey School of Business at the University of Western Ontario in 1982.

Shang-Wen Hsiao has been our independent Director since 2008. Mr. Hsiao is currently the CFO of 21Vianet Group Inc., one of the largest carrier-neutral Internet data center services providers in China listed in the Nasdaq Stock Market. Prior to that, Mr. Hsiao also served as the CFO of Greatdreams (China), Inc. From July 2007 to June 2008, Mr. Hsiao served as the CFO of Memsic Inc.Mr. Hsiao also served as the CEO and CFO of Centuryfone Networking and Communication Co. from September 2003 to May 2007. From July 2000 to September 2003, Mr. Hsiao served as the CFO in YesKey Group. From January 1994 to July 2000, Mr. Hsiao was a senior manager of business, tax and legal advisory for Arthur Andersen LLP in Philadelphia and Shanghai. Mr. Hsiao currently also serves as director for Better Education Group and Centuryfone Networking and Communication Co. Mr. Hsiao has also served as a director for Cybermart, Inc. Mr. Hsiao received his J.D. degree from Rutgers School of Law in New Jersey in 1994 and a B.A. in finance and accounting from Temple University in 1989. Mr. Hsiao has been a certified public accountant since 1989 and was admitted to the Pennsylvania Bar in 1994.

Claude Leglise has been our independent Director since May 2010. Mr. Leglise is the co-founder and chairman of ClearSpot Energy, Inc. and an independent director of Laszlo Systems, Inc. Mr. Leglise combines extensive global investment experience with a long track record in technology marketing and general management. From 2006 to 2007, he was managing director of the WI Harper Group, a Chinese-American venture capital firm. He also has over 20 years experience at Intel Corporation. From 2001 to 2005, he was vice-president of Intel Capital where he was head of investment for all activities outside of the United States. From 1998 to 2001 he was vice-president and general manager of the Home Products Group and a member of Intel’s executive staff. Mr. Leglise received a master’s degree in electrical engineering from École Nationale Supérieure d’Arts et Métiers, in Paris, France, and an MBA from Stanford University.

Gordon Lau has been our Chief Financial Officer since November 2009. Prior to joining us, he was a consultant from July 2008 to October 2009, providing financial advice to PRC companies seeking to raise funds. From July 2007 to June 2008, Mr. Lau served as the CFO of BJB Career Education Company, Limited (formerly Beijing Jadebird IT Education Company, Limited), a leading IT education company. From September 2002 to June 2007, he served as the CFO of Xinhua Finance Limited, a financial information company listed on the

Tokyo Stock Exchange. Previously, he was an investment banker in Hong Kong and Toronto, Canada, served as a securities regulator for the Ontario Securities Commission in Canada and was employed by KPMG Peat Marwick in Toronto, Canada as a Canadian Chartered Accountant. He holds a MBA degree (with Distinction) from the University of Western Ontario and a Bachelor of Commerce degree from Queen’s University in Canada.

Jan-Kung (James) Roh has been our Chief Technology Officer since 2001. Mr. Roh has over 20 years experience in the financial industry. From 1998 to 2001, he was the CIO and Executive Vice President of Industrial Bank of Taiwan. From 1990 to 1996, Mr. Roh held several key executive positions at Chinatrust Commercial Bank in Taiwan. Mr. Roh received his M.S. degree in computer science from the University of Texas and bachelor’s degree in telecommunications from Cheng Kong University in Taiwan.

B.	COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

In 2008, 2009 and 2010, other than reimbursement of expenses incurred for attending board meetings, we paid nil, nil and US$17,500 cash compensation to our board members. In 2008, 2009 and 2010, we paid an aggregate of US$771,000, US$933,000 and US$1,433,000, respectively, in compensation of our executives.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these employment agreements, our officers have agreed that during their respective terms of employment and for a period of two years thereafter, he or she will not use or disclose to any person any trade secrets or other confidential knowledge or information relating to our company. In addition, our executive officers have agreed to a one-year non-competition and non-solicitation period after the termination of his or her employment. Our executive officers have also agreed to assign patents, trademarks and other intellectual property rights developed during their terms of employment to us.

Amended and Restated 2006 Equity Incentive Plan

On June 26, 2006, our board of directors passed a resolution authorizing the granting of options to our employees to purchase up to 10,872,000 ordinary shares subject to vesting requirements. Such resolution was subsequently formalized as the 2006 Equity Incentive Plan, or the 2006 Plan. The purpose of our 2006 Plan was to (i) provide additional incentives to those officers, employees, directors, consultants and other of our service providers whose contributions are essential to the growth and success of our business; (ii) strengthen the commitment and loyalty of such persons to us; (iii) motivate such persons to diligently perform their responsibilities; and (iv) attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability. In March 2008, November 2008, and May 2010, we expanded the number of options that may be granted under the 2006 Plan by an additional 3,200,000, 5,426,012, and 4,000,000 ordinary shares, respectively, making the total number of options available for grant under the 2006 Plan up to 23,498,012 ordinary shares subject to vesting requirements.

On May 22, 2010, in contemplation of our initial public offering in July 2010, we adopted the Amended and Restated 2006 Equity Incentive Plan, or the Amended and Restated 2006 Plan. The Amended and Restated 2006 Plan further details the terms and conditions of the 2006 Plan and brings our stock incentive schemes to be more in line with those of similarly publicly-listed companies. To accomplish such purposes, the Amended and Restated 2006 Plan provides that we may grant incentive stock options, nonqualified stock options, restricted stock, restricted stock units and other awards. From and after the consummation of a public offering, our board of directors may determine that the Plan is intended, to the extent applicable, to satisfy the requirements of section 162(m) of the U.S. Internal Revenue Code of 1986 as amended, or the Code, and shall be interpreted in a manner consistent with the requirements thereof.

As of May 31, 2011, options to purchase a total of  21,013,820 ordinary shares were outstanding and options to purchase a total of 2,484,192 shares are reserved for future grants.  The number of shares reserved under the Amended and Restated 2006 Plan is also subject to adjustment in the event of a stock split, special dividend or other change in our capitalization. Any shares subject to an award granted under the Amended and Restated 2006 Plan that are forfeited, canceled or otherwise terminated will be added back to the shares available for issuance under the Amended and Restated 2006 Plan. Subject to listing requirements and applicable law, shares tendered or held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding may again be made available for issuance as awards under the Amended and Restated 2006 Plan, unless otherwise determined by the administrator.

Our board of directors acts as the administrator of the Amended and Restated 2006 Plan but may appoint a committee or an executive officer to administer the plan. Unless otherwise determined by the administrator, vesting of options granted under the Amended and Restated 2006 Plan will not accelerate upon a change in control (as defined in The Amended and Restated 2006 Plan), but vesting of restricted stock or restricted stock units shall accelerate and restrictions with respect to any shares subject to such awards shall lapse.

The Amended and Restated 2006 Plan has a term of ten years.

If a grantee’s service with our company terminates, any unvested option will expire on the date of the grantee’s termination of service and will be forfeited for no consideration, and any vested options may be exercised at the price of our shares on date of the grantee’s termination of service, subject to our right of first refusal.

The following table summarizes, as of May 31, 2011, the shares related to options which were granted under the Amended and Restated 2006 Plan to our directors and executive officers and to other individuals as a group.

Name	Number of Shares	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Yiming MA	1,450,020	0.67	June 30, 2006	June 30, 2014
Heidi CHOU	810,000	0.67	June 30, 2006	June 30, 2014
Ching-Hua HO	*	1.17	June 30, 2007	June 30, 2015
Dipak RASTOGI	-	-	-	-
Ajit BHUSHAN	-	-	-	-
Shang-Wen HSIAO	*	1.17	June 30, 2007	June 30, 2015
Claude LEGLISE	*	1.47	August 16, 2010	August 16, 2018
Gordon LAU	*	1.29	November 2, 2009	November 2, 2017
	*	1.29	May 18, 2010	May 18, 2018
	*	1.29	May 18, 2010	May 18, 2018
Jan-Kung (James) ROH	*	0.67	June 30, 2006	June 30, 2014
Other individuals as a group	18,753,800	nil-3.75	June 30, 2006 to April 15, 2011	August 16, 2011 to April 15, 2019
Total	21,013,820

_____
* The options and shares in aggregate held by each of these directors and officers represented less than 1% of our total outstanding shares.

C.	BOARD PRACTICES

Board of Directors

Our board of directors currently consists of seven directors, including two independent directors who satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange or NYSE, and meets the independence standards under Rule 10A-3 under the U.S. Securities Exchange Act, as amended, or the Exchange Act.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Shang-Wen Hsiao and Claude Leglise and its chairman is Shang-Wen Hsiao. Both Claude Leglise and Shang-Wen Hsiao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. Mr. Shang-Wen Hsiao satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointment, compensation, retention and oversight of the work of our independent registered public accounting firm;

•	approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	meeting separately and periodically with management and our independent registered public accounting firm;

•	oversight of annual audit and quarterly reviews, including reviewing with our independent registered public accounting firm the annual audit plans;

•	oversight of financial reporting processes and internal controls, including reviewing the adequacy and effectiveness of our internal controls policies and procedures on a regular basis; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters.

Compensation Committee

Our compensation committee consists of Claude Leglise, Shang-Wen Hsiao and Ajit Bhushan and its chairman is Claude Leglise. Both Claude Leglise and Shang-Wen Hsiao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules

of the New York Stock Exchange. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Mr. Yiming Ma, our chief executive officer, may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing at least annually our executive compensation plans;

•	evaluating annually the performance of our chief executive officer and other executive officers;

•	determining and recommending to the board of directors the compensation package for our chief executive officer and other executive officers;

•	evaluating annually the appropriate level of compensation for board and board committee service by non-employee directors;

•	reviewing and approving any severance or termination arrangements to be made with any of our executive officers; and

•	reviewing at least annually our general compensation plans and other employee benefits plans.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly in good faith with a view to our best interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among other things:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company.

Terms of Directors and Officers

A director may be removed before the expiration of such director’s term for cause by a shareholders resolution. Officers are elected by and serve at the discretion of the board of directors.

We have not entered into any director's service contract providing for benefits upon termination of employment.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her forthwith after becoming aware of the fact that he or she is interested in a transaction entered into or to be entered into by us.

D.	EMPLOYEES

As of December 31, 2008, 2009 and 2010, we had a total of 2,056, 2,863 and 3,718 employees, respectively.  The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2010:

Employees	Number of employees	Percentage of total
IT Professionals
Enterprise application services	1,801	48.4%
Packaged software	521	14.0%
Software development	1,280	34.4%
Financial industry IT services	1,361	36.6%
Subtotal	3,162	85.0%
Other employees
Administration	176	4.7%
Sales and marketing	177	4.8%
Accounting	99	2.7%
HR	75	2.0%
Senior management	29	0.8%
Subtotal	556	15.0%
Total	3,718	100.0%

Our employees are not covered by any collective bargaining agreement.  We believe that we have a good relationship with our employees.

E.	SHARE OWNERSHIP

The following table shows the beneficial ownership of our ordinary shares as of May 31, 2011 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculation on the table below assumes that there are 195,820,988 ordinary shares which include (i) 179,610,123 ordinary shares issued and outstanding as of May 31, 2011 and (ii) 16,210,865 ordinary shares issuable upon the exercise of the stock options exercisable within 60 days after May 31, 2011. Beneficial ownership is determined in accordance with the rules and regulations of the United States Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after May 31, 2011, including shares through the exercise of any option, warrant or other right or any other security.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Yiming Ma(1)	23,500,020	12.0%
Heidi Chou(2)	22,860,000	11.6%
Ching-Hua Ho	*	*
Ajit Bhushan	-	-
Dipak Rastogi	-	-
Shang-Wen Hsiao	*	*
Claude Leglise	-	-
Gordon Lau	*	*
Jan-Kung (James) Roh	*	*

Principal Shareholders:
Maverick Capital Ltd.(3)	17,779,588	9.1%
Newton Investment Management Ltd.(4)	15,048,304	7.7%
Federated Investment Management Company(5)	10,618,000	5.4%
Fidelity Management and Research Company(6)	10,565,212	5.4%
_____
*	Less than 1% of our total outstanding shares.

(1)
Consists of (i) 22,050,000 ordinary shares held by Benefit Overseas Limited, a British Virgin Islands investment holding company wholly owned and controlled by Mr. Ma (including 2,050,000 ordinary shares held by Mr. Ma as settlor and initial trustee in the Yiming Ma 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) options to purchase 1,450,020 ordinary shares held by Joint Link Technology Limited on behalf of Mr. Ma. The business address of these entities is Morgan & Morgan Building, P.O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands.

(2)
Consists of (i) 22,050,000 ordinary shares held by Dreams Power Ltd. a British Virgin Islands investment holding company wholly-owned and controlled by Ms. Chou (including 2,050,000 ordinary shares held by Ms. Chou as settlor and initial trustee in the Heidi Chou 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) options to purchase 810,000 ordinary shares held by Joint Link Technology Limited on behalf of Ms. Chou. The business address of these entities is Morgan & Morgan Building, P.O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands.

(3)
The principal business office of Maverick Capital, Ltd. is 300 Crescent Court, 18th Floor, Dallas, Texas 75201. Maverick Capital, Ltd., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 17,779,588 ordinary shares represented by ADS as a result of the investment discretion it exercises over its clients’ accounts.

(4)
The principal business office of Newton Investment Management Ltd. is Mellon Financial Centre, 160 Queen Victoria Street, London EC4V 4LA. Newton Investment Management Ltd., is the beneficial owner of 15,048,304 ordinary shares represented by ADS as a result of the investment discretion it exercises over its clients’ accounts.

(5)
The principal business office of Federated Investment Management Company is 1001 Liberty Ave., Ste. 2100, Federated Investors Twr., Pittsburgh, PA. Federated Investment Management Company is the beneficial owner of 10,618,000 ordinary shares represented by ADS as a result of the investment discretion it exercises over its clients’ accounts.

(6)
The principal business office of Fidelity Management and Research Company is 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 10,565,212 ordinary shares represented by ADS as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

As of May 31, 2011, 179,610,123 of our ordinary shares were issued and outstanding. To our knowledge, 123,258,018 ordinary shares, representing approximately 68.6% of our total outstanding shares, were held by holders in the in the United States, which includes 79,158,018 ordinary shares held of record by Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders have different voting rights from other shareholders. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Please refer to “Item 6.  Directors, Senior Management and Employees – E. Share Ownership.”

B.	RELATED PARTY TRANSACTIONS

Issuances and Sales of Shares

In recent years, we have issued our ordinary shares as partial consideration relating to a number of acquisitions, including:

•	1,800,000 shares relating to the extinguishment of liability with Red River Valley;

•	2,250,000 shares relating to the acquisition of VLife;

•	3,200,000 shares relating to the acquisition of Yinfeng;

•	833,336 shares relating to the acquisition of Harmonation;

•	4,866,180 shares relating to the acquisition of Agree;

•	3,932,000 shares relating to the acquisition of Tansun; and

•	1,152,352 shares relating to the acquisition of Dimension.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees— B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for a description of share-based compensation awards we have granted to our directors, officers and other individuals as a group.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements”

Legal Proceedings

We may from time to time be subject to various legal or administrative proceedings, either as plaintiff or defendant, arising in the ordinary course of our business. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim that, in the view of our management, is likely to materially and adversely affect our business, financial position or results of operations. See Note 22 to our Financial Statements under Item 18.

Dividend Policy

Since our inception, we have not declared or paid any dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and to expand our business.

We are a holding company established in the British Virgin Islands, and our ability to pay dividends to our shareholders depends upon dividends that we receive from our subsidiaries. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

B.	SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

See “ Item 9. The Offer and Listing — C. Markets”

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ADSs, each representing four ordinary shares, has been listed on the NYSE since July 20, 2010 and trade under the symbol “CIS.” The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
2010	24.68	10.65

Quarterly Highs and Lows
Third Fiscal Quarter of 2010 (from July 20, 2010)	15.30	10.65
Fourth Fiscal Quarter of 2010	24.68	15.09
First Quarter of 2011	26.73	14.99

Monthly Highs and Lows
November 2010	22.89	17.13
December 2010	24.68	19.92
January 2011	26.73	22.40
February 2011	23.20	18.99
March 2011	20.29	14.99
April 2011	20.77	17.25
May 2011	19.18	13.26

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

 The following are summaries of material terms and provisions of our second amended and restated memorandum and articles of association, and the BVI Business Companies Act 2004, or the BVI Act, insofar as they relate to the material terms of our ordinary shares.

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares.

Meetings

Subject to our second amended and restated articles of association, an annual general meeting and any extraordinary general meeting will be called by not less than seven days’ notice in writing. Notice of every general meeting will be given to all of our shareholders.

A meeting may be called by shorter notice than that mentioned above, but, subject to our articles of association, it will be deemed to have been duly called if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the Shares entitled to vote at the meeting. A quorum may comprise of a single shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person is a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

Voting Rights Attaching to the Shares

Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting.

There is nothing under the laws of the British Virgin Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors.

Protection of Minority Shareholders

The BVI Act has introduced a series of remedies available to members. Where a company registered under the BVI  Act conducts some activity which breaches the BVI Act or the Company's memorandum and articles of association, the court can issue a restraining or compliance order. Members can now also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members' remedies has also been incorporated into the BVI Act - where a member of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may now apply to the court for an order on such conduct.

Pre-emption Rights

There are no pre-emption rights applicable to the issuance of new shares under either British Virgin Islands law or our memorandum and articles of association.

Liquidation Rights

As permitted by British Virgin Islands law and our articles of association, we may be voluntarily liquidated under Part XII of the BVI Act if we have no liabilities and we are able to pay our debts as they fall due by resolution of directors and resolution of shareholders.

Modification of Rights

As permitted by British Virgin Islands law, and our articles of association, if our shares are divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50% of the issued shares of that class.

Transfer of Shares

Subject to any applicable restrictions set forth in our articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share without assigning any reasons therefor. If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Share Repurchase

As permitted by the BVI Act and our articles of association, shares may be repurchased, redeemed or otherwise acquired by us. Our directors must determine that immediately following the redemption or repurchase whether we will be able to satisfy our debts as they fall due and the value of our assets exceeds our liabilities, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the BVI Act, our memorandum and articles of association and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange, the NYSE or any other stock exchange on which our securities are listed.

Dividends

 Subject to the BVI Act and our articles of association, our directors may declare dividends at a time and amount they think fit if they are satisfied, on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due.

No dividend shall carry interest against us.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, as long as:

•   all checks, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

•   we have not during that time or before the expiry of the three-month period referred to in the following point received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•   upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers, giving notice of our intention to sell these shares, and a period of three months or such shorter period has elapsed since the date of such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Board of Directors

We are managed by a board of directors which currently consists of seven directors. Our articles of association provide that the board of directors shall consist of not less than two directors nor more than six directors, which number may only be increased by a resolution of directors.  The directors resolved to increase the maximum number of directors on the board of directors to seven at a meeting of directors held May 2011.

Our shareholders may, pursuant to our articles of association, at any time remove any director before the expiration of his or her period of office for cause, and may, pursuant to our articles of association, elect another person in his or her stead. Subject to our articles of association, the directors have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy as long as the total number of directors (exclusive of alternate directors) does not at any time exceed the maximum number fixed by or in accordance with our articles of association (if any).

There are no share ownership qualifications for directors.

Meetings of our board of directors may be convened at any time deemed necessary by any of our directors.

A meeting of our board of directors will be competent to make lawful and binding decisions if at least a majority of the directors are present or represented. At any meeting of our directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

The remuneration to be paid to the directors shall be such remuneration as the directors shall determine. Under our articles of association, the independent directors shall also be entitled to reimbursement of out-of-pocket expenses in connection with the performance of his or her duties as director.

Issuance of Additional Ordinary Shares

 Our articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our articles of association authorize our board of directors from time to time to issue ordinary shares to the extent permitted by the BVI Act.

British Virgin Islands Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands.

Duties of Directors

British Virgin Islands law provides that every director of the company in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum or articles of association of the company.

Interested Directors

The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). As permitted by British Virgin Islands law and our second amended and restated memorandum and articles of association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Voting Rights and Quorum Requirements

Under British Virgin Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the BVI Act. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Unless the articles of association otherwise provide, the requisite majority is usually a simple majority of votes cast.

Mergers and Similar Arrangements

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merger or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.  The plan of merger or consolidation must be authorised by a resolution of members and the outstanding shares of every class of shares that are entitled to vote on the merger or consolidation as a class if the memorandum or articles so provide or if the plan of merger or consolidation contains any provisions that, if contained in a proposed amendment to the memorandum or articles, would entitle the class to vote on the proposed amendment as a class.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan or merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Shareholder Suits

We are not aware of any reported class action or derivative action having been brought in a British Virgin Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the British Virgin Islands, exceptions to the foregoing principle apply in circumstances in which:

•   a company is acting or proposing to act illegally or beyond the scope of its authority;

•   the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•   those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

British Virgin Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty to act honestly, in good faith and in what the directors believe to be in the best interests to the companies for which they serve. Under our memorandum and articles of association, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Indemnification

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our directors against all losses or liabilities incurred or sustained by him or her as a director of our company in defending any proceedings, whether civil or criminal and this indemnity only applies if he or she acted honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful.

See our Registration Statement 333-170825 for our follow-on public offering for a further discussion of differences in British Virgin Islands law as compared with Delaware Corporate Law.

C.	MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 "Information on the company" or elsewhere in this annual report on Form 20-F.

D.	EXCHANGE CONTROLS

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

E.	TAXATION

The following discussion of the material British Virgin Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. Accordingly, each investor should consult its own tax advisor regarding the tax consequences of an investment in our ADSs or ordinary shares applicable under its particular circumstances.

British Virgin Islands Taxation

Under the British Virgin Islands Act as currently in effect, a holder of ordinary shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the ordinary shares and all holders of ordinary shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or conversion currently in effect between the United States and the British Virgin Islands.

People's Republic of China Taxation

Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals or foreigners, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. While we do not believe we should be considered a resident enterprise, if the PRC authorities were to subsequently determine that we should be so treated, we may be subject to EIT rate at 25% on our global income, except that the dividends we received from our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed "dividends among qualified resident enterprises." If we are considered a resident enterprise, a 25% EIT could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

If we are considered a PRC resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to the 10% EIT on the dividends payable by us or any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but its income derived from China has no real connection with such establishment or premises. Furthermore, if we are considered a PRC resident enterprise and relevant PRC tax authorities consider the dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, such dividends and gains earned by non-resident individuals may be subject to the 20% PRC individual income tax.

If we are required under the PRC tax laws to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-PRC shareholders and ADS holders are subject to the EIT or the individual income tax, your investment in our shares or ADSs could be materially and adversely affected.

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will acquire our ADSs or ordinary shares and will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, the Code. This summary is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address holders of equity interests in a holder of ADSs or ordinary shares. In addition, this summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States, state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms.

Threshold PFIC Classification Matters

 A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income ("passive assets").  For this purpose, cash is categorized as a passive asset and our goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets.  A non-U.S. corporation will be treated as owning a proportionate share of the assets and income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Based upon the composition of our income and assets and our operations, we do not believe that we were classified as a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2010.  Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status.  In addition, because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for our current or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by the U.S. Holders, in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United

States federal income tax principles, any distribution paid will generally be related as a “dividend” for United States federal income tax purposes.

For dividends received in taxable years beginning before January 1, 2013, a non-corporate recipient will be subject to tax at the lower capital gains rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that the Company is deemed to be a PRC resident enterprise under the PRC tax law, the Company is eligible for the benefits of the United States-PRC income tax treaty, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Although no assurance may be given, the ADSs are expected to be readily tradable on the NYSE, which is an established securities market in the United States. Provided we are not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year, we believe the dividends we pay on our ADSs should meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in late year. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction.

If we are deemed to be a PRC “resident enterprise” under PRC tax law, see “Item 10. Additional Information— Taxation — People’s Republic of China Taxation,” which would have a material adverse effect on our results of operations, we may be eligible for the benefits of the United States-PRC tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares would be eligible for the reduced rates of taxation, regardless of whether such shares are represented by the ADSs. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In that case, however, a U.S. Holder may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that gain from the disposition of the ADSs or ordinary shares may be taxed in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. See “ Item 10.

Additional Information— Taxation — People’s Republic of China Taxation.” The deductibility of a capital loss may be subject to limitations. Prospective investor are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of a foreign tax credit.

Passive Foreign Investment Company Considerations

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other distribution, including a pledge, of ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United states subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Prospective investors should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the ADSs are “regularly traded” on the NYSE. Although no assurance may be given, we believe that, based on the current and anticipated level of trading activity of our ADSs, the ADSs should qualify as being regularly traded. If the mark-to-market election is made in respect of the ADSs, the electing U.S. Holder will generally (i) include in income as ordinary income for each taxable year the excess, if any, of the fair market value of such holder’s ADSs at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such shares at the end of the taxable year, but such loss is allowed only to the extent of the amount previously included in income as a result of the mark-to-market election. The electing U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Gain on the sale or other disposition of ADSs would be treated as ordinary income, and loss on the sale or other disposition of ADSs would be treated as an ordinary loss, but only to the extent of the amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. Prospective investors are urged to consult their tax advisors regarding the application and effect of the mark-to-market election. Under the PFIC rules:

•	such excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	such amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) would be taxable as ordinary income;

•
such amount allocated to each other taxable year, other than the current taxable year or a pre-PFIC year, would be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	an interest charge generally applicable to underpayments of tax would be imposed on the tax attributable to each other taxable year, other than the current taxable year or a pre-PFIC year.

Under recently enacted legislation, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. In addition, if a U.S. Holder holds ADSs or ordinary shares in any year in which we are a PFIC, such holder will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares, any gain realized on the disposition of the ADSs or ordinary shares, and any “reportable election.”

The “QEF election” regime, which serves as a further alternative to the foregoing rules, is not available because we do not intend to provide the information necessary to enable a U.S. Holder to make such the election.

Prospective investors are urged to consult their tax advisors regarding the potential tax consequences to such holder if we are or become classified as a PFIC, including the possibility of making a mark-to-market election to mitigate such consequences.

Backup Withholding and Information Reporting

Recently enacted legislation imposes new reporting requirements on certain U.S. individual investors in connection with holding shares of a foreign company, including our ADSs or ordinary shares, either directly or through a “foreign financial institution.” This new legislation also imposes penalties if a holder is required to submit such information to the Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied). Prospective investors should consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We previously filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the initial public offering and the follow on offering of our ordinary shares represented by ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	SUBSIDIARY INFORMATION

See “Item 4.  Information on the Company – C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

A majority of revenues and a significant majority of expenses from our operating subsidiaries are denominated in Renminbi. A significant portion of our revenues are denominated in currencies other than the Renminbi, such as the U.S. dollar, New Taiwan dollar and Japanese Yen. For the year ended 2010, our net revenues denominated in Renminbi, New Taiwan Dollar, Japanese Yen and other currencies accounted for 83.4%,7.8%,7.6% and 1.2% respectively, of our total net revenues. The value of the Renminbi against the U.S. dollar, New Taiwan Dollar, Japanese Yen and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollars between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

The results of our operations can be adversely affected as Renminbi appreciates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, costs and expenses, payables and other foreign currency assets and liabilities. In addition, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Based on the results of our operations for the year ended December 31, 2010, a 0.40% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$0.1 million in net income, and a 0.40% appreciation of the U.S. dollar against the Renminbi will result in an estimated decrease of approximately US$0.1 million in net income. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings and interest income generated by excess cash which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2010, we had outstanding short-term bank borrowings of US$11.6 million with interest rates ranging from 2.12% to 21.6% and outstanding long-term bank borrowings of $0.4 million with fixed interest rate of 6.53% per annum payable in arrears. We are currently not engaged in any interest rate hedging activities.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Fees and Charges our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to U.S.5¢ per ADS issued
Cancellation of ADSs	Up to U.S.5¢ per ADS canceled
Distribution of cash dividends or other cash distributions	Up to U.S.5¢ per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S.5¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S.5¢ per ADS held
Depositary services	Up to U.S.5¢ per ADS held on the applicable record date(s) established by the depositary bank
Transfer of ADSs	U.S.$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•
fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the British Virgin Islands ( i.e. upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities ( i.e. when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the Depositary may agree from time to time.  For the year ended December 31, 2010 (from our initial public offering that year), we received approximately US$1.5 million from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of security holders, which remain unchanged.

The following "Use of Proceeds" information related to the registration statement on Form F-1, as amended (file number: 333-167791) for our initial public offering of 13,333,334 ADSs, representing 53,333,336 ordinary shares, which registration statement was declared effective on July 20, 2010 and the registration statement on Form F-1, as amended (file number: 333-170825) for our follow-on public offering of 7,160,206 ADSs representing 28,640,824 ordinary shares which were offered by our selling shareholders, which registration statement was declared effective on December 9, 2010. We granted to the underwriters an option to purchase up to an additional 1,074,030 ADSs from us, which was exercised by the underwriters in December 2010.  We received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately US$89.8 million from the offering and sale of 13,333,334 ADSs in July 2010 and received US$19.9 million from the offering and sale 1,074,030 ADSs in December 2010. We did not receive any proceeds from the sale of the ADSs by the selling shareholders.

For the period from the effective date of the Form F-1 to December 31, 2010, we used US$15.9 million proceeds for several acquisitions and general operating activities   and as of December 31, 2010, we had approximately US$97. 9 million left from the net proceeds we received from our public offerings in 2010.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2010, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control over Financial Reporting

Prior to our initial public offering in July 2010, we were a private company with limited accounting personnel and other resources with which to address our internal controls over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2009, we and our independent registered public accounting firm identified certain “material weaknesses” and one “significant deficiency” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weaknesses identified primarily related to: (i) lack of a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP accessible to accounting personnel to ensure that accounting policies and procedures are followed; and (ii) lack of dedicated resources to take responsibility for finance and accounting functions and the preparation of financial statements in compliance with U.S. GAAP. The significant deficiency identified was a lack of a qualified internal tax team that can address our income tax accounting and compliance matters from a U.S. GAAP perspective.

In compliance with Section 404 of the Sarbanes-Oxley Act and its applicable rules and regulations, we have taken certain steps, including (i) appointing new personnel with financial reporting experience and establishing internal audit department; (ii) adopting and implementing additional policies and procedures to strengthen our internal control over financial reporting; (iii) engaging the services of outside internal control consultants with relevant experience, skills and knowledge to supplement our existing personnel; and (iv) adopting U.S. GAAP accounting and financial reporting training programs for our internal financial department staffs on a regular basis. With the implementation of these steps, we have remedied the material weaknesses and significant deficiency identified as of December 31, 2009.

In connection with the preparation of our financial statements for the year ended December 31, 2010, we and our independent registered public accounting firm identified a significant deficiency which primarily related to a lack of continuing professional training on U.S. GAAP and SEC regulations and rules for accounting personnel. We have undertaken or are in the process of undertaking a number of steps to improve our internal controls over financial reporting and to address the significant deficiency, and such steps include:

•	we will subscribe for the access to a research database of U.S. GAAP and SEC regulations and rules provided by an internally recognized public accounting firm; and

•
our key accounting personnel will attend more training courses, and in particular on-line courses provided by American Institute of Certified Public Accountants or other institutes specializing in trainings on U.S. GAAP and SEC regulations and rules on a regular basis.

We will continue to implement the necessary procedures and policies, including those outlined above, to improve our internal controls over financial reporting and remediate any control deficiencies identified as we prepare for our initial Section 404 reporting requirement under the Sarbanes-Oxley Act which will take place in the fiscal year ending December 31, 2011.

Changes in Internal Control Over Financial Reporting

Except for the matters described above to improve our internal control over financial reporting, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Shang-Wen Hsiao is an “audit committee financial expert” under the applicable rules of the SEC. Our board of directors has determined that Mr. Hsiao is “independent” under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meets the independence standards under 10A-3 under the Exchange Act.

ITEM 16B.    CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, director and president, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at:   http://www.mzcan.com/canpanel/us/listco/CIS/images/Code_of_Business Conduct_and_Ethics.pdf.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu CPA Ltd. have acted as the independent public accountants of our company and its subsidiaries for the years ended December 31, 2008, 2009 and 2010, respectively. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the periods indicated.

	Year Ended December 31
	2009	2010
	(U.S. dollars in thousands)
Audit Fees (1)	445	478
Audit-Related Fees(2)	30	30
Tax Fees(3)	-	-
Total	475	508
__________________________
(1)  “Audit Fees” are the aggregate fees billed or to be billed by our independent auditors for the audit of our consolidated annual financial statements and review of our quarterly financial statements.
(2)  “Audit related fees” are the aggregate fees billed or to be billed by our independent auditors for professional services rendered other than the services covered in footnote (1) above.
(3)  “Tax fees” represents the aggregated fees billed for professional services rendered by our independent auditors for tax compliance, tax advice, and tax planning.

Our audit committee is responsible for the retention of our independent registered public accounting firm. Our audit committee has adopted an audit committee charter that includes the committee’s rules of procedure. The audit committee’s rules of procedure provide for a process with respect to the prior approval of all non-audit services to be performed by our independent auditors. Our audit committee reports to our board of directors regarding the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies related to the adequacy of our internal accounting controls.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements.

As a British Virgin Island company, the following are ways in which our current corporate governance practices, as permitted by our charter documents and applicable law, differ from NYSE corporate governance requirements:

•
Under NYSE listing standards, listed companies are required to hold an annual shareholders’ meeting during each fiscal year. Under BVI law, the Company is not obliged to hold an annual general meeting of shareholders.

•
Section 303A.08 of the NYSE Listed Company Manual requires a listed company to obtain its shareholders’ approval of all equity-compensation plans, and any material revisions to the terms of such plans. Under BVI law, we are not required to obtain shareholders’ approval for amendments to our existing equity incentive plan.

•
The NYSE standards for domestic companies require that non-management directors meet at regularly scheduled executive sessions without management. Our non-management directors have not met in executive sessions without management, and there is no requirement under BVI law that our non-management directors meet in executive sessions.

In addition, different from the NYSE corporate governance standards for U.S. domestic companies, the BVI law does not require us to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a minimum of three members on our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

•	have at least one executive session of solely independent directors each year;

•
seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control;

•	adopt and disclose corporate governance guidelines; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

Other than those described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing rules.

We currently intend to rely on all such exemptions provided by the New York Stock Exchange to a foreign private issuer, except that we have accepted and disclosed a code of business conduct and ethics for directors, officers, employees and agents. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

1.1
Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-167791))

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-167791))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-167791))

2.3
Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-167791))

4.1	Amended and Restated 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-167791))

4.2
Form of Employment Agreement between the Registrant and each Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-167791))

4.3
Camelot Information Systems Inc. Registration Right Agreement among the Registrant and other parties thereto dated as of December 27, 2007 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-167791))

4.4
Amendment to the Registration Right Agreement among the Registrant and other parties thereto dated as of May 22, 2010 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333-167791))

4.5*	An English summary of the Share Transfer Agreement between Alpower Investment Ltd and Camelot Information Systems Inc. dated January 1, 2011

4.6*	An English summary of the Share Transfer Agreement by and among Zhao Xumin, Liu Tao and Camelot Information Systems Inc. dated January 1, 2011

4.7*
Technical Services Agreement Base Agreement, dated May 31, 2011, between IBM Dalian Global Delivery Co Ltd, IBM Solution & Service (SZ) Co., Ltd and Beijing Camelot Technology Co., Ltd and Camelot Information Systems (China) Corp. Ltd.

4.8*	Participation Agreement, dated May 30, 2011, among IBM Dalian Global Delivery Co. Ltd., IBM Solution & Services (SZ) Co., Ltd. and Kunshan Castle Information Consulting Co., Ltd.

4.9*	Technical Service Agreement Master Statement of Work, dated May 20, 2011, among IBM Dalian Global Delivery Co. Ltd., IBM Solutions of Service (SZ) Co. Ltd. and Beijing Camelot Technology Co. Ltd.

4.10*	Supplementary Agreement, dated May 20, 2011, among IBM Dalian Global Delivery Co. Ltd., IBM Solution & Services (SZ) Co., Ltd. and Beijing Camelot Technology Co., Ltd.

4.11
Technical Services Agreement, dated March 24, 2008, among IBM Global Services (China) Co. Ltd. and Camelot Information Syatems (China) Corp. Ltd. (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-167791))

4.12
Participation Agreement, dated June 15, 2008, between IBM Global Services (China) Co. Ltd. and Shanghai Camelot Information Technology Co. Ltd. (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-167791))

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-167791))

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm

15.2*	Consent of American Appraisal China Limited, Independent Third Party Valuation Firm

* Filed with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Camelot Information Systems Inc.

By:	/s/ Yiming Ma
Name:	Yiming Ma
Title:	Chief Executive Officer

Date: June 8, 2011

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Financial Statements
For the years ended December 31, 2008, 2009 and 2010

CAMELOT INFORMATION SYSTEMS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND
STOCKHOLDERS OF CAMELOT INFORMATION SYSTEMS INC.

We have audited the accompanying consolidated balance sheets of Camelot Information Systems Inc. (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
June 8, 2011

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Balance Sheets
(in U.S. dollars in thousands, except share data)

	As of December 31,
	2009	2010
Assets

Current assets:
Cash and cash equivalents	33,820	140,356
Restricted cash	2,372	6,932

Billed accounts receivable, net of allowance for doubtful accounts of nil for 2009 and US$14 for 2010	21,026	43,072

Unbilled accounts receivable, net of allowance for doubtful accounts of US$795 in 2009 and US$390 in 2010	47,188	62,624
Term deposits	299	160
Inventories	810	1,634
Deferred costs	592	32
Deferred tax assets-current	515	987
Prepaid expenses and other current assets	7,135	11,420

Total current assets	113,757	267,217
Property and equipment, net	4,119	4,680
Intangible assets, net	31,835	26,631
Deferred tax assets-noncurrent	170	172
Project deposits	558	79
Rental deposits and other noncurrent assets	945	1,457
Goodwill	39,883	41,229

Total assets	191,267	341,465

Liabilities

Current liabilities:
Short term borrowings	8,842	11,566
Accounts payable	10,511	18,610
Deferred revenue	7,561	5,598
Income taxes payable	5,567	9,580
Accrued expenses and other payables	10,425	19,088

Consideration payable in connection with business acquisition and debt extinguishment	14,239	15,594

Total current liabilities	57,145	80,036
Borrowings, less current portion	374	403
Deferred tax liabilities	4,971	4,303
Contingent consideration in relation to
acquisitions of Agree and Tansun	12,820	2,307
Other non-current liabilities	-	1,139

Total liabilities	75,310	88,188

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Balance Sheets - continued
(in U.S. dollars in thousands, except share data)

	As of December 31,
	2009	2010
Commitments and contingencies (Note 22)

Equity:
Camelot Information Systems Inc. shareholders' equity:
Series A convertible preferred shares (no par value, 44,055,018
Shares authorized as of December 31, 2009 and 2010;
44,055,018 and nil shares issued and outstanding
as of December 31, 2009 and 2010, respectively)	28,725	-
Series B convertible preferred shares (no par value, 4,019,328
Shares authorized as of December 31, 2009 and 2010;
4,019,328 and nil shares issued and outstanding
as of December 31, 2009 and 2010 respectively)	5,000	-
Ordinary shares (No par value; 451,925,654 shares
Authorized as of December 31, 2009 and 2010;
82,640,994 and 179,610,128 shares issued and outstanding
As of December 31, 2009 and 2010, respectively)	-	-
Shares to be issued	11,035	-
Additional paid-in capital	20,199	177,467
Statutory reserves	4,403	8,241
Retained earnings	38,791	53,550
Accumulated other comprehensive income	7,347	13,456

Total Camelot Information Systems Inc. shareholders' equity	115,500	252,714
Noncontrolling interest	457	563

Total equity	115,957	253,277

Total liabilities and equity	191,267	341,465

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Statements of Operations
(in U.S. dollars in thousands, except share and per share data)

	For the year ended December 31,
	2008	2009	2010

Net revenues	90,772	118,003	192,863
Cost of revenues (including share-based compensation
of US$130, US$147 and US$136 for the years ended
December 31, 2008, 2009 and 2010, respectively)	(64,187)	(81,976)	(130,862)

Gross profit	26,585	36,027	62,001

Operating expenses:
Selling and marketing expenses (including share-based
compensation of US$94, US$158 and US$354 for the years
ended December 31, 2008, 2009 and 2010, respectively)	(3,818)	(6,199)	(11,138)
General and administrative expenses (including share-based
compensation of US$852, US$938 and US$2,434 for the years
ended December 31, 2008, 2009 and 2010, respectively)	(11,613)	(12,627)	(21,605)
Research and development costs	(1,705)	(1,496)	(2,741)
Postponed initial public offering costs	(2,457)	-	-
Changes in fair value of contingent consideration
for acquisition of Agree and Tansun	-	(549)	(3,880)

Total operating expenses	(19,593)	(20,871)	(39,364)
Government subsidies	-	56	123

Income from operations	6,992	15,212	22,760
Interest expense	(310)	(96)	(475)
Interest income	244	118	498
Dividend income from short-term investment	11	-	-
Gain/(loss) on short-term investment	(115)	44	-
Gain from extinguishment of liability	3,926	-	-

Income before provisions for income taxes	10,748	15,278	22,783
Provisions for income taxes	(1,400)	(2,241)	(4,100)

Net income	9,348	13,037	18,683
Less: Net income attributable to noncontrolling interest	(66)	(71)	(86)

Net income attributable to Camelot Information Systems Inc.	9,282	12,966	18,597

Net income/(loss) per ordinary share:
Net income/(loss) attributable to Camelot Information Systems Inc ordinary shareholders
Basic	0.07	0.10	0.12
Diluted	0.07	0.10	0.11

Weighted average shares used in calculating net income/(loss)
per ordinary share
Basic	77,394,257	82,035,859	128,663,415
Diluted	127,587,315	133,017,168	165,258,030

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Statements of Equity and Comprehensive Income
(in U.S. dollars in thousands, except share data)

	Camelot Information Systems Inc.'s Shareholders
	Series A preferred shares		Series B preferred shares		Ordinary shares		Share to	Additional paid-in	Subscription receivable	Statutory	Retained	Accumulated other comprehensive	Total Camelot Information Systems Inc. shareholders	Noncontrolling	Total	Total comprehensive
	Shares	Amount	Shares	Amount	Shares issued	Amount	be issued	capital	amount	reserves	earnings	income	'equity	interest	equity	income

Balance as of January 1, 2008	44,055,018	28,725	4,019,328	5,000	73,691,478	-	-	6,878	(5,000)	1,923	19,023	3,638	60,187	3	60,190	10,219
Issuance of ordinary shares in connection with business acquisitions	-	-	-	-	3,083,336	-	-	3,689	-	-	-	-	3,689	-	3,689
Ordinary shares to be issued in connection with business acquisitions and debt extinguishment	-	-	-	-	-	-	3,270	-	-	-	-	-	3,270	-	3,270
Collection of subscription receivable	-	-	-	-	-	-	-	-	5,000	-	-	-	5,000	-	5,000
Share based compensation	-	-	-	-	-	-	-	1,076	-	-	-	-	1,076	-	1,076
Transfer to statutory reserve	-	-	-	-	-	-	-	-	-	1,041	(1,041)	-	-	-	-
Acquisition of Harmonation and Ruiyin	-	-	-	-	-	-	-	-	-	-	-	-	-	378	378
Capital injection in Yantai	-	-	-	-	-	-	-	-	-	-	-	-	-	22	22
Dissolution of Hwaen	-	-	-	-	-	-	-	-	-	-	-	-	-	(3)	(3)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	3,553	3,553	(30)	3,523	3,523
Net income	-	-	-	-	-	-	-	-	-	-	9,282	-	9,282	66	9,348	9,348

Balance as of December 31, 2008	44,055,018	28,725	4,019,328	5,000	76,774,814	-	3,270	11,643	-	2,964	27,264	7,191	86,057	436	86,493	12,871
Issuance of ordinary shares in connection with business acquisition of Yinfeng	-	-	-	-	1,000,000	-	(1,218)	1,218	-	-	-	-	-	-	-
Issuance of ordinary shares in connection withbusiness acquisition of Agree	-	-	-	-	4,866,180	-	-	6,095	-	-	-	-	6,095	-	6,095
Ordinary shares to be issued in connection with settlement of contingent consideration for acquisition of Yinfeng	-	-	-	-	-	-	3,223	-	-	-	-	-	3,223	-	3,223
Ordinary shares to be issued in connection withbusiness acquisition of Tansun	-	-	-	-	-	-	5,760	-	-	-	-	-	5,760	-	5,760
Share based compensation	-	-	-	-	-	-	-	1,243	-	-	-	-	1,243	-	1,243
Transfer to statutory reserve	-	-	-	-	-	-	-	-	-	1,439	(1,439)	-	-	-	-
Dissolution of Ruiyin	-	-	-	-	-	-	-	-	-	-	-	-	-	(63)	(63)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	156	156	13	169	169
Net income	-	-	-	-	-	-	-	-	-	-	12,966	-	12,966	71	13,037	13,037

Balance as of December 31, 2009	44,055,018	28,725	4,019,328	5,000	82,640,994	-	11,035	20,199	-	4,403	38,791	7,347	115,500	457	115,957	13,206
Issuance of ordinary shares in connection with business acquisitions and debt extinguishment	-	-	-	-	7,932,000	-	(11,035)	11,035	-	-	-	-	-	-	-
Conversion of preferred shares
upon the initial public offering ("IPO")	（44,055,018)	(28,725)	(4,019,328)	(5,000)	48,074,346	-	-	33,725	-	-	-	-	-	-	-
Issuance of ordinary shares upon IPO net of issuance cost of US$4,140	-	-	-	-	36,666,668	-	-	89,635	-	-	-	-	89,635	-	89,635
Issuance of ordinary shares upon the follow-on public offering net of issuance cost of nil	-	-	-	-	4,296,120	-	-	19,949	-	-	-	-	19,949	-	19,949
Share based compensation	-	-	-	-	-	-	-	2,924	-	-	-	-	2,924	-	2,924
Transfer to statutory reserve	-	-	-	-	-	-	-	-	-	3,838	(3,838)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	6,109	6,109	20	6,129	6,129
Net income	-	-	-	-	-	-	-	-	-	-	18,597	-	18,597	86	18,683	18,683

Balance as of December 31, 2010	-	-	-	-	179,610,128	-	-	177,467	-	8,241	53,550	13,456	252,714	563	253,277	24,812
The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Statements of Cash Flows
(in U.S. dollars in thousands)

	For the year ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net income	9,348	13,037	18,683
Adjustments to reconcile net income to net cash
Provided by (used in) operating activities:
Depreciation of property and equipment	587	634	962
Amortization of acquired intangible assets	2,809	3,860	6,309
Deferred income taxes	(850)	(738)	(1,324)
Share-based compensation	1,076	1,243	2,924
Provision for bad debts	521	106	15
(Gains)/loss on disposal of property and equipment	27	13	(1)
(Gains)/loss on short-term investment	104	(44)	-
Postponed initial public offering costs	2,457	-	-
Interest expenses of consideration payable in connection
With business acquisition of Red River Valley	226	-	-
Gain on extinguishment of liability	(3,926)	-	-
Changes in fair value of contingent consideration
for acquisition of Agree and Tansun	-	549	3,880
Changes in operating assets and liabilities:
Accounts receivable	(6,933)	(12,849)	(33,937)
Amounts due from related parties	117	-	-
Inventories	1,574	57	(740)
Deferred cost	(909)	299	562
Prepaid expenses and other current assets	347	(1,513)	(4,336)
Project deposits	503	(68)	519
Rental deposits and other noncurrent assets	136	(644)	(480)
Accounts payable	(838)	3,857	7,500
Deferred revenue	(819)	1,116	(2,200)
Income taxes payable	1,256	1,464	3,866
Accrued expenses and other payables	1,668	1,172	6,554
Other non-current liabilities	-	-	1,139

Net cash provided by operating activities	8,481	11,551	9,895

Cash flows from investing activities:
Maturity (purchase) of term deposits, net	1,108	(299)	139
Deposit (release) of restricted cash, net	(13)	730	(4,365)
Purchases of businesses, net of cash acquired of US$3,363,
US$3,470 and nil in 2008, 2009 and 2010, respectively	(9,557)	(6,458)	(8,359)
Purchase of property and equipment	(311)	(408)	(1,439)
Purchase of intangible assets	(160)	-	-
Repayment of loan to unrelated parties	-	242	248
Proceeds from disposal of property and equipment	2,076	-	29
Proceeds from sales of short-term investment	17	206	-
Cash dividends received from short-term investment	11	-	-

Net cash used in investing activities	(6,829)	(5,987)	(13,747)

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Statements of Cash Flows - continued
(in U.S. dollars in thousands)

	For the year ended December 31,
	2008	2009	2010
Cash flows from financing activities:
Contribution from noncontrolling interest shareholder	22	-	-
Distribution to noncontrolling interest shareholder
upon dissolution of Ruiyin	-	(63)	-
Proceeds from borrowings	2,485	8,830	11,691
Repayment of borrowings	(3,579)	(3,976)	(9,311)
Proceeds from initial public offering	-	-	93,775
Payment of issuance cost related to initial public offering	(1,899)	(264)	(2,957)
Proceeds from follow-on offering	-	-	19,949
Payment of reimbursable issuance cost related to follow-on offering	-	-	(141)
Payment of deferred consideration for acquisition of Yinfeng	-	-	(4,252)
Collection of subscription receivable	5,000	-	-

Net cash provided by financing activities	2,029	4,527	108,754

Effect of exchange rate changes	384	813	1,634

Net increase in cash and cash equivalents	4,065	10,904	106,536
Cash and cash equivalents, beginning of year	18,851	22,916	33,820

Cash and cash equivalents, end of year	22,916	33,820	140,356

Supplemental disclosure of cash flow information:
Income taxes paid	(855)	(1,515)	(1,837)
Interest paid	(84)	(96)	(475)

Non-cash investing activities:
Ordinary shares issued in connection with business acquisitions
of VLife, Harmonation, Yinfeng and Agree (Note 16)	3,689	7,313	-

Ordinary shares to be issued in connection with business
acquisitions of Yinfeng and Tansun (Note 16)	1,218	5,760	-

Ordinary shares to be issued in connection with settlement of
contingent consideration for acquisition of Yinfeng (Note 15)	-	3,223	-

Ordinary shares to be issued in connection with
debt extinguishment (Note 16)	2,052	-	-

Consideration payable in connection with business acquisitions	7,874	8,790	-

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Camelot Information Systems Inc. (the "Company") was incorporated in the British Virgin Islands ("BVI") on November 28, 2000 as a limited liability company under the International Business Companies Act.

From 2000 to 2004, the business operations of Camelot Information Systems (China) Corp., Ltd. ("Camelot China") were gradually transferred to the operating subsidiaries of the Company.  Camelot China was established in 1994 by Camelot Business Inc., a California corporation based in the U.S. and controlled by Mr. Yiming Ma and Ms. Heidi Chou, who are husband and wife and the founders of the Company.  The transfer of operations was considered to be a transfer under common control.

The Company and its subsidiaries (collectively, the "Group") are primarily engaged in the provision of information technology services ("IT services").  As of December 31, 2010, the Company's subsidiaries included the following:

		Later of
	Place of	Incorporation/	Percentage of
Name of Subsidiary	Establishment	Acquisition Date	Legal Ownership
			%
Nanjing Camelot Information Systems Engineering Co. Ltd. ("NCIS")	People's Republic of China ("PRC" or "China")	January 18, 2000	100
Beijing Camelot Technology Co., Ltd. ("Camelot Beijing")	PRC	March 12, 2001	100
Beijing Heng En Technology Co., Ltd. ("Beijing Heng En")	PRC	December 31, 2002	100
Shanghai Camelot Software Co., Ltd. ("Shanghai Camelot")	PRC	September 30, 2004	100
Camelot Japan Co., Ltd. ("Across Japan")	Japan	March 1, 2005	100
Dalian Yuandong Digital Co., Ltd. ("Dalian Yuandong")	PRC	January 1, 2006	100
Entoh Digital Co., Ltd. ("Entoh")	Japan	January 1, 2006	100
Bayshore Consulting & Services Co., Ltd. ("Bayshore")	PRC	January 1, 2006	100
Triumph Consulting & Services Co., Ltd. ("Triumph")	BVI	January 1, 2006	100

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

		Later of
	Place of	Incorporation/	Percentage of
Name of Subsidiary	Establishment	Acquisition Date	Legal Ownership

Konwell Technologies Ltd. ("Konwell")	BVI	January 1, 2006	100
Beijing Faceita Information System Ltd. ("Faceita")	PRC	January 1, 2006	100
Asialink Information Technologies (Shanghai) Co., Ltd. ("Asialink")	PRC	January 1, 2006	100
Kings Consulting Services Limtied (Formerly King’s Trading Co) ("King's")	Hong Kong	January 1, 2006	100
Taiwan Camelot Information Inc. ("Taiwan Camelot")	Taiwan	September 28, 2006	100
Hwawei Digital Financial Technologies Co., Ltd. ("Hwawei")	Taiwan	January 1, 2007	100
Jiaxing Camelot Software Company Limited ("Jiaxing Camelot")	PRC	July 17, 2007	100
Yantai Q.B. Eleven Outsourcing Service Company ("Yantai")	PRC	January 4, 2008	70
Beijing Red River Valley Information Technology Co., Ltd. ("Red River Valley")	PRC	February 1, 2008	100
Beijing Yinfeng Technology Development Co., Ltd. ("Yinfeng")	PRC	April 1, 2008	100
VLife Technology Co., Ltd. ("VLife")	Taiwan	April 7, 2008	100
VLife Technology (Shang Hai) Co., Ltd. ("Weisong")	PRC	April 7, 2008	100
Vlife International Corp. Ltd. ("Samoa")	Samoa	April 7, 2008	100
Shanghai Camelot Information Technology Co., Ltd ("SCIT")	PRC	May 8, 2008	100
Harmonation Inc. ("Harmonation")	Taiwan	July 7, 2008	85.47
Camelot Information Technology. Co., Ltd. ("Huaqiao")	PRC	June 29, 2009	100
Kunshan Kesuo Information Consulting Co., Ltd. ("Kunshan")	PRC	August 13, 2009	100
Zhuhai Agree Technology Co., Ltd. ("Agree Zhuhai")	PRC	July 1, 2009	100
Beijing Agree Technology Development Co., Ltd. ("Agree Beijing")	PRC	July 1, 2009	100
Shanghai Agree Technology Development Co., Ltd. ("Agree Shanghai")	PRC	July 1, 2009	100
Beijing Tansun Software Technology Co., Ltd. ("Tansun Beijing")	PRC	December 30, 2009	100
Xiamen Rella Software Technology Development Co., Ltd. (Formerly Tansun Xiamen )("Xiamen Rella")	PRC	December 30, 2009	100
Kunshan Asialink Information Technology Co., Ltd.(“Asialink Kunshan”)	PRC	March 22, 2010	100

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned and majority owned subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses in the financial statements and accompanying notes.  Actual results could differ from those estimates.  Significant accounting estimates reflected in the Group's consolidated financial statements include revenue recognition, valuation allowance for deferred tax assets, collectability of accounts receivable, estimated useful lives and impairment of property and equipment, goodwill and intangible assets, and fair value of share options and ordinary shares.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, and have remaining maturities of three months or less when purchased.

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months but less than one year.

Restricted cash

The Group is required to maintain certain deposits with banks so that bank guarantee letters can be issued to the Group for the purpose of trading transactions.  Cash held in such accounts is normally restricted for a period of three months.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.  Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group's financial instruments include cash and cash equivalents, restricted cash, short-term investment, accounts receivable, term deposits, accounts payable, and bank borrowings.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, term deposits, and accounts payable approximate their fair values due to short-term maturities.

The carrying amounts of bank borrowings approximate their fair values as the bank borrowings bear variable interest rates which approximate the market interest rate.

Fair value of acquired assets and contingent consideration is discussed in Note 3.

Fair value of short-term investments is discussed in Note 4.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for doubtful accounts

Accounts receivables represent those receivables derived in the ordinary course of business.  The Group establishes an allowance for doubtful accounts  based upon estimates, historical experience and other factors surrounding the credit risk of specific customers.

Inventories

Inventories are stated at the lower of cost or market value.  Cost is determined using the weighted average method.  Inventories include raw material and consumables and hardware purchased from third party vendors.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Building	30 years
Furniture and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of the lease terms or estimated useful lives

Acquired intangible assets with finite lives

Acquired intangible assets, other than goodwill, are initially measured and recorded at their fair values.  Customer relationships, SAP certificate and contract backlogs are amortized using the estimated attrition pattern of the acquired intangibles. System software and completed technology are amortized using straight-line method or sum of the years digits method over the following estimated economic lives:

Customer relationships	3-10 years
SAP certificate	3.8 years
Contract backlogs	0.3-3.5 years
System software	10 years
Completed technology	5-10 years

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets with finite lives

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, the Group measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group would recognize an impairment loss based on the fair values of the assets.  There were no impairment losses during the years ended December 31, 2008, 2009 and 2010.

Impairment of goodwill and indefinite-lived intangible assets

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.  The Group tests goodwill annually following a two-step process.  The first step compares the fair value of each reporting unit to its carrying amount, including goodwill.  If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Management has determined that the Group's trade names do not have determinable useful lives.  Consequently, the carrying amounts of trade names are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Such impairment test consists of a comparison of the fair values of the trade names with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names exceed their fair values.  The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies.  Significant assumptions are inherent in this process, including estimates of discount rates.  Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.

The Group performs the annual impairment tests on December 31 of each year.  No impairment of goodwill and intangible assets with indefinite life was recorded during the year ended December 31, 2008, 2009 and 2010.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Project deposits

Project deposits represent the amounts paid by the Group to certain customers to guarantee fulfillment of all the terms of contracts.  The deposits will be refunded by the customers once the contract terms are fulfilled.  Historically, deposits were returned as the Group met defined performance goals, service levels and completion schedules as set forth in the contracts.

Research and development

Research and development costs consist of expenditures incurred in the development of new software modules and products, either as part of the internally used software or in conjunction with anticipated customer projects.  Technological feasibility for the Company's software products is reached shortly before the products are released for sale.  To date, costs incurred after technological feasibility was established and prior to completion of software development have not been material, and accordingly, the Group has expensed all research and development costs when incurred.

Revenue recognition

The Group provides its services through two services lines: (i) enterprise application services and (ii) financial industry IT services.  Enterprise application services primarily consist of packaged software implementation, software application development, support and maintenance services.  Financial industry IT services primarily consist of system software support and maintenance, application software development and implementation services as well as consulting services in the financial industry, principally for banks and insurance companies.

Revenues are generated from either fixed-price or time-and-expense contracts.  Revenue is considered realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured.

Time-and-expense contracts

Revenues from time-and-expense contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met.  Under time-and-expense contracts, the Group is reimbursed for actual hours incurred at negotiated hourly billing rates.  Customers may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rate.  The rights to software developed by the Group on behalf of its customers belong to the customers and the Group does not have the option to acquire such rights from its customers.  Net revenues recognized for time-and-expense contracts totaled US$45,818, US$59,667 and US$99,071 for the years ended December 31, 2008, 2009 and 2010, respectively.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Fixed-price contracts

Revenues from service-only fixed-price contracts require the Group to perform services for systems design, planning and consulting throughout the contractual period, which is generally less than one year.  Revenues from this type of arrangements are generally recognized using the proportional performance method based on the proportion of actual service hours incurred to the budgeted total service hours.  All of the Group's service offerings are similar in nature and the Group has a long history of providing these services resulting in its ability to reasonably estimate the service hours expected to be incurred on each project and there are no retention provisions.

To date, the Group has not incurred a material loss on any contracts.  However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

The Group, under some contracts, is subject to payment penalties if it fails to complete the projects within a specified period of time.  To date, the Company has not incurred a material penalty on any contracts.  However, as a matter of policy, the Group considers contract provisions for penalties when estimating the total revenue on a contract and evaluates such provisions throughout the life of the contract.

The Group also enters into multiple-element fixed-price arrangements, in which the deliverables include licenses of self-developed core software and third-party software, third party hardware, and related services such as customization, modification, implementation and integration ("project services") and support and maintenance services which include bug fixes, technical support via telephone and site visit, and unspecified upgrades on a when-and-if-available basis.

The Group accounts for a deliverable in an arrangement of multiple elements as a separate unit of accounting when the following criteria are met.

• The functionality of the delivered element(s) is not dependent on the undelivered element(s);
•
There is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s).  VSOE of fair value is based on the price charged when the deliverable is sold separately by the Group on a regular basis; and

• Delivery of the delivered element(s) represents the culmination of the earnings process for that element(s).

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Fixed-price contracts - continued

In some cases, the VSOE of fair value of the support and maintenance services, which is the last element to be delivered, is established based on standalone sales, however, no such evidence exists for other elements.  For these arrangements, under the residual method, the amount of consideration allocated to elements other than the support and maintenance services equals the total arrangement consideration less the VSOE of fair value of the support and maintenance services, which is deferred and recognized as revenue using the proportional performance method over the project services period.  The proportional performance is determined based on the proportion of actual service hours incurred to the budgeted service hours.  When revenue is deferred, the related cost including cost of third-party hardware and software is also deferred.  The arrangement consideration allocated to the support and maintenance services is recognized as revenue ratably over the support and maintenance services period, which is usually one to two years.

When the VSOE of fair value of the support and maintenance services does not exist, the entire arrangement is accounted for as one accounting unit resulting in revenue being recognized on a straight line basis over the support and maintenance services period once the support and maintenance services are the only undelivered element.  Accordingly, the accumulated contract cost is deferred and recognized as cost of revenue ratably over the same period as revenue is recognized.

Net revenues recognized for fixed-price contracts totaled US$44,954, US$58,336 and US$93,792 for the years ended December 31, 2008, 2009 and 2010, respectively.

The Group reports revenues net of applicable business taxes and the related surcharges.  The Company's subsidiaries in the PRC are subject to a 5% business tax and related surcharges on the revenues earned from providing services, except for that Camelot Nanjing qualified for business tax at 3%, and Dalian Yuandong are subject to business tax exemption.  Business taxes and the related surcharges for the years ended December 31, 2008, 2009 and 2010 were US$2,912, US$3,865 and US$6,391 respectively, and were recorded as a reduction of revenues.

Government subsidies

Subsidies are recorded as a liability when received and recognized as other operating income over the periods in which the Group recognizes the related costs for which the subsidies are intended to compensate.  If the costs for which the subsidy is intended to compensate have already been incurred, the Group reports the subsidies as other operating income when received.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising costs

Advertising costs are expensed as incurred and such expenses were minimal for the periods presented. Advertising costs have been included as part of selling and marketing expenses.

Operating leases

Leases where the rewards and risks of ownership of assets primarily remain with the leasing company are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.  Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements.  Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.  The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.  The Group did not identify significant unrecognized tax benefits for years ended December 31, 2008, 2009 and 2010.  The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the Group's unrecognized tax benefits did not change significantly within 12 months from December 31, 2010.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar ("U.S. dollar").  The financial records of the Company's subsidiaries located in the PRC, Japan, Taiwan and Hong Kong are maintained in their local currencies, the Renminbi ("RMB"), Japanese Yen ("Yen"), Taiwan Dollars ("NT$") and Hong Kong Dollars ("HK$"), respectively, which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date.  Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred.  Transaction gains and losses are recognized in the statements of operations.

The Group's entities with functional currency of RMB, Yen, NT$ and HK$ translate their operating results and financial position into the U.S. dollar, the Company's reporting currency.  Assets and liabilities are translated using the exchange rates in effect on the balance sheet date.  Revenues, expenses, gains and losses are translated using the average rate for the year.  Translation adjustments are report as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of equity and comprehensive income.

Significant risks and uncertainties

Foreign currency risk

RMB is not freely convertible into other currencies.  All foreign exchange transactions involving RMB must take place through the People's Bank of China or other institutions authorized to trade foreign currency.  The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the People's Bank of China that are determined largely by supply and demand.  The Group's cash balances in RMB as of December 31, 2008, 2009 and 2010 were RMB105,865,000, RMB186,999,368 and RMB202,722,790 respectively.

During the presented periods, the Group also incurred foreign currency risk on sales denominated in U.S. dollars and Japanese Yen.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties - continued

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, accounts receivable.  The Group places the majority of its cash with financial institutions located in the PRC and the United States of America.  The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers.

Details of customers accounting for 10% or more of total net revenues were as follows:

	Years ended December 31,
	2008	%	2009	%	2010	%

Customer A	28,646	32	37,315	32	64,987	34

Details of customers accounting for 10% or more of accounts receivable were as follows:

	As of December 31,
	2009	%	2010	%

Customer A	25,044	37	35,843	34

Net income per share

Basic net income per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.  Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The Group's convertible preferred shares were participating securities as the preferred shares participated in undistributed earnings on an as-converted basis.  Accordingly, the Group used the two- class method of computing net income per share, for ordinary and preferred shares according to participation rights in undistributed earnings.  Under this method, undistributed net income was allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class would share net income for the period.

The Group had convertible preferred shares and employee share options which could potentially dilute basic earnings per share for the periods presented.  To calculate the number of shares for diluted net income per share, the effect of the convertible preferred shares was computed using the as-converted method and the effect of the employee share options was computed using the treasury stock method.

The net income per share information for all periods presented has reflected the 4-for-1 stock split effected in May 2010 (See Note 16 "Ordinary shares ").

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument.  The Group recognizes the compensation costs net of a forfeiture rate on a straight-line basis, over the requisite service period of the award, which is generally the vesting period of the award.  The amount of compensation expenses recognized for any period is not less than the portion of the grant date fair value of the options vested during that period.  The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates.  Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

Segment reporting

The Group's chief operating decision maker has been identified as the Chief Executive Officer ("CEO"), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.  The Group has one operating segment.  The Group's revenue and net income are substantially derived from enterprise application services and financial industry IT services.

The following table summarizes the Group's net revenues and long-lived assets in different geographic locations in U.S. dollars:

	Years ended December 31,
	2008	2009	2010
Net revenues
PRC	62,457	88,790	160,897
Taiwan	14,725	16,777	14,963
Japan	11,520	11,642	14,663
Others	2,070	794	2,340

Total	90,772	118,003	192,863

		As of December 31,
		2009	2010
Long-lived assets
PRC		69,951	66,213
Taiwan		5,925	6,098
Others		1,464	1,765

Total		77,340	74,076

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Segment reporting - continued

Geographic area information for net revenues is summarized based on the countries in which the customers are located.

The following table summarizes the Group's net revenues by service line:

	Years ended December 31,
	2008	2009	2010

Enterprise application services	63,627	78,525	126,396
Hardware and software product	1,639	898	159
Total enterprise application services	65,266	79,423	126,555
Financial industry services	20,213	34,920	59,012
Hardware and software product	5,293	3,660	7,296
Total financial industry services	25,506	38,580	66,308
Total net revenues	90,772	118,003	192,863

Business combinations

Business combinations are recorded using the purchase method of accounting.  On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations.  From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date.  Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired.  Previously, any non-controlling interest was reflected at historical cost.  Common forms of the consideration made in acquisitions include cash and common equity instruments.  Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.  For shares issued in a business combination, the Company has estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.  For periods prior to January 1, 2009 contingent consideration was not recorded until the contingency was resolved.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards not yet adopted

In September 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables.  This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement.  Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting.  The new pronouncement is effective for fiscal years beginning on or after June 15, 2010.  Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented.  Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. The Group adopted this pronouncement effective January 1, 2011. As a result, arrangements with multiple deliverables that are entered after January 1, 2011 and not subject to the accounting guidance related to software revenue recognition may be bifurcated into separate accounting units, resulting in earlier revenue recognition of some deliverables. This change in accounting policy does not have a material impact on the Group's financial condition or results of operations.

In September 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition.  This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and nonsoftware components that function together to deliver the product's essential functionality.  That is, the entire product (including the software deliverables and nonsoftware deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature.  The new pronouncement include factors that entities should consider when determining whether the software and nonsoftware components function together to deliver the product's essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition.  The pronouncement is effective for fiscal years beginning on or after June 15, 2010.  Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented.  Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. The Group adopted this pronouncement effective January 1, 2011, which does not have a significant impact on its financial condition or results of operations.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards not yet adopted - continued

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements.  This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than a net basis as currently required.  This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010.  Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes.  The Group adopted this pronouncement effective January 1, 2010, which does not have a significant impact on its financial condition or results of operations.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards not yet adopted - continued

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 11, 2010. Early adoption will not be permitted. The Group adopted this pronouncement effective January 1, 2011, which does not have a significant impact on its financial condition or results of operations.

3.	ACQUISITIONS

Red River Valley

In February 2008, the Group acquired 100% equity interest of Beijing Red River Valley Information Technology Co., Ltd. and its affiliate, Funders Technology Ltd. (collectively, "Red River Valley"), from a group of shareholders.  Red River Valley provides packaged software services to the steel manufacturing industry in PRC.  The total consideration included US$12,000 in cash, of which US$500 was paid during 2007 and US$3,500 was paid in February 2008.  The remaining US$8,000 was to be paid in two installments: a) payment of US$7,000 was due on the date of a qualified initial public offering or December 31, 2009, whichever was earlier; b) US$1,000 was to be paid in two years after the acquisition date.

The Company recorded the aforementioned US$8,000 at its present value of US$6,952 at the acquisition date.  As a result, the total consideration as of the acquisition date was US$10,952.  The difference between the US$8,000 and its present value of US$6,952 as of the acquisition date is amortized as interest expense over the payment term.  The Group recognized $226 of interest expense for the year ended December 31, 2008.

Because Red River Valley's business model is similar to that of the Group, the combination of Red River Valley's operations with the Group has strengthened the Group's overall position in China.  The transaction was accounted for as a business combination using the purchase method of accounting.  The operating results of Red River Valley have been included in the Group's consolidated financial statements since the date of acquisition.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

3.	ACQUISITIONS - continued

Red River Valley - continued

The purchase price of US$10,952 was allocated as follows as of the acquisition date:

		Weighted average
	Amounts	useful lives

Cash	961
Accounts receivable	2,015
Other current assets	780
Property and equipment	119
Intangible assets:
Trade name	1,337	Indefinite
Contract backlogs	70	1 year
Customer relationships	1,236	3 years
Completed technology	531	10 years
Current liabilities	(1,723)
Deferred tax liabilities	(187)
Goodwill	5,813

Total	10,952

Pursuant to the agreement dated July 1, 2008 between the Company and the original selling shareholders of Red River Valley, the remaining consideration payable of US$8,000 with a carrying value of US$7,179 as of July 1, 2008 was waived for the consideration of US$1,200 in cash which is payable on demand without interest, and 1,800,000 ordinary shares at a fair value of US$1.14 per share estimated by American Appraisal, an independent valuation firm on the agreement date.

The agreement was accounted for as an extinguishment of debt and resulted in a gain of US$3,926 from extinguishment of debt for the year ended December 31, 2008, which represents the amount of the carrying value of the original liability in excess of the fair value of the amended consideration.  The 1,800,000 ordinary shares were issued in May 2010. As of December 31, 2010, the US$1,200 had not been paid.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

3.	ACQUISITIONS - continued

Yinfeng

In April 2008, the Group acquired 100% equity interest of Beijing Yinfeng Technology Development Co., Ltd and its affiliate (collectively, "Yinfeng"), which is engaged in development of bank software surveillance system and anti-money laundering platform in PRC, for an initial consideration of  RMB57,207,000 (approximately US$8,158) in cash which was payable on demand without interest, and 1,000,000 ordinary shares of the Company at a fair value of $1.22 per share estimated by American Appraisal, an independent valuation firm, on the acquisition date. RMB10,407,000(approximately US$1,484), RMB17,800,000 (approximately US$2,539), and RMB29,000,000 (approximately US$4,135) were paid in 2008, 2009 and 2010, respectively, and the 1,000,000 ordinary shares were issued in September 2009.

Additional contingent consideration based on Yinfeng's performance in 2008 and 2009, which was determined to be $3,223 as of December 31, 2009 and settled in 2,200,000 ordinary shares of the Company in May 2010.  The number of ordinary shares was determined by the Group with reference to the fair value of US$1.47 per share as of the end of 2009 estimated by American Appraisal.

The transaction was accounted for as a business combination using the purchase method of accounting.  The operating results of Yinfeng have been included in the Group's consolidated financial statements since the date of acquisition.

The purchase price of US$12,599, including the additional performance-based consideration of US$3,223, was allocated as follows:

		Weighted average
	Amounts	useful lives

Cash	572
Accounts receivable	552
Other current assets	42
Property and equipment	103
Intangible assets:
Trade name	334	Indefinite
Contract backlogs	120	1 year
Customer relationships	2,350	5 years
Completed technology	246	5 years
Current liabilities	(1,094)
Deferred tax liabilities	(290)
Goodwill	9,664

Total	12,599

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

3.	ACQUISITIONS - continued

VLife

In April 2008, the Group acquired 100% equity interest of VLife Technology Co., Ltd. and its affiliate, NOVO Technology Inc., (collectively, "VLife"), from a group of shareholders.  The total consideration included US$3,000 in cash and 2,250,000 ordinary shares of the Company with a fair value of US$1.22 per share estimated by American Appraisal, an independent valuation firm, on the acquisition date.  Therefore the total consideration was US$5,739.  The cash portion was fully paid in April, 2008 and the ordinary shares were issued in July 2008.  VLife provides application software development and implementation services to life insurance companies in Taiwan.  The transaction was accounted for as a business combination using the purchase method of accounting.  The operating results of VLife have been included in the Group's consolidated financial statements since the date of acquisition.

The purchase consideration of US$5,739 was allocated as follows as of the acquisition date:

		Weighted average
	Amounts	useful lives

Cash	1,410
Term deposits	789
Restricted cash	624
Short-term investment	314
Accounts receivable	1,636
Other current assets	34
Property and equipment	141
Intangible assets:
Trade name	630	Indefinite
Contract backlogs	32	2.8 years
Customer relationships	1,127	4.8 years
Current liabilities	(609)
Deferred tax liabilities	(389)

Total	5,739

No goodwill was resulted from the allocation of purchase price in this acquisition as the estimated fair value of assets acquired and liabilities assumed was greater than the consideration paid.  The resulting negative goodwill of US$180 was allocated proportionally to offset against certain non-current assets.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

3.	ACQUISITIONS - continued

Harmonation

In July 2008, the Group acquired 85.47% equity interest of Harmonation Inc. and 100% equity interest of its affiliate, Nobel Villa Ltd., (collectively, "Harmonation"), from a group of shareholders.  The total consideration included US$4,786 in cash and 833,336 ordinary shares of the Company with a fair value of US$1.14 per share estimated by American Appraisal, an independent valuation firm on the acquisition date.  Therefore the total consideration was US$5,886, including US$150 professional service fee in connection with the business acquisition.  The cash portion was fully paid in 2008 and the ordinary shares were issued in July 2008.  Harmonation provides image solution and business process management application services to financial services companies in Taiwan.  The transaction was accounted for as a business combination using the purchase method of accounting.  The operating results of Harmonation have been included in the Group's consolidated financial statements since the date of acquisition.

The purchase consideration of US$5,886 was allocated as follows as of the acquisition date:

		Weighted average
	Amounts	useful lives

Cash	420
Restricted cash	1,895
Accounts receivable	1,212
Inventory	2,516
Project deposits	994
Other current assets	1,330
Property and equipment, net	912
Land	1,391
Intangible assets:
Trade name	1,882	Indefinite
Contract backlogs	152	1 year
Customer relationships	661	5 years
Bank borrowings	(2,463)
Other current liabilities	(3,958)
Bank borrowings, less current portion	(1,392)
Deferred tax liabilities	(562)
Goodwill	1,274
Noncontrolling interests	(378)

Total	5,886

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

3.	ACQUISITIONS - continued

Agree

In July 2009, the Group acquired 100% equity interest of Agree Zhuhai and its affiliates (collectively, "Agree").  The initial consideration included US$7,320 in cash and 4,866,180 ordinary shares of the Company with a fair value of US$1.25 per share estimated by American Appraisal, an independent valuation firm, on the acquisition date.  In addition, the Group agreed to pay a performance-based consideration to Agree in cash between RMB63,000,000 (approximately US$9,265) and RMB75,000,000 (approximately US$11,029) no later than January 1, 2012 as determined using a specified formula based on Agree's earnings in 2009 and 2010, of which the fair value on the acquisition date was US$8,303 estimated by American Appraisal.  Therefore the total consideration was US$21,718.  The cash portion was fully paid in July 2009 and the ordinary shares were issued in September 2009.  Agree provides comprehensive software solutions for automating teller systems and branch operations to customers in the financial services industry in China through developing financial software platforms and applications.  The transaction was accounted for as a business combination using the purchase method of accounting.  The operating results of Agree have been included in the Group's consolidated financial statements since the date of acquisition. US$8,082 of net revenues generated by Agree in the year of 2009 was included in the Group's consolidated statement of operations for 2009.

The purchase consideration of US$21,718 was allocated as follows as of the acquisition date:

		Weighted average
	Amounts	useful lives

Cash	1,635
Restricted Cash	739
Accounts receivable	6,656
Inventory	55
Other current assets	785
Property and equipment, net	426
Intangible assets:
Trade name	4,285	Indefinite
Contract backlogs	642	1 year
Customer relationships	5,239	4.5 years
Other current liabilities	(2,619)
Deferred tax liabilities	(1,026)
Goodwill	4,901

Total	21,718

As of December 31, 2010, since Agree reached the aforementioned earnings requirement for 2009 and 2010, RMB75,000,000 (approximately US$11,364) was reflected in consideration payable in connection with business acquisition as of December 31, 2010 and was paid in March, 2011 (see note 15).

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

3.	ACQUISITIONS - continued

Tansun

On December 30, 2009, the Group acquired 100% equity interest of Tansun Beijing and its affiliates (collectively "Tansun").  The initial consideration included US$8,790 in cash and 3,932,000 ordinary shares of the Company with a fair value of US$1.47 per share estimated by American Appraisal, an independent valuation firm, on the acquisition date.  In addition, the Group agreed to pay a performance-based consideration in cash up to RMB40,000,000 (approximately US$5,860) as determined using a specified formula based on Tansun's earnings in 2010 and 2011, of which the fair value on the acquisition date was US$3,969 estimated by American Appraisal.  Therefore the total consideration was US$18,519.  The cash portion US$ 8,359 was paid during 2010 and the ordinary shares were issued in May, 2010. Tansun provides core business and enterprise software solutions and services for the financial services industry in China, including the consultation, design, development, implementation, testing and maintenance for key functions, such as corporate loan, risk management, supply chain financing, commercial loan, cash management, and internal collaboration and workflow.  The transaction was accounted for as a business combination using the purchase method of accounting.  The operating results of Tansun have been included in the Group's consolidated financial statements since the date of acquisition.

The purchase consideration of US$18,519 was allocated as follows as of the acquisition date:

		Weighted average
	Amounts	useful lives

Cash	1,835
Accounts receivable	3,539
Other current assets	705
Property and equipment, net	1,088
Intangible assets:
Trade name	3,024	Indefinite
Contract backlogs	584	3.5 year
Customer relationships	2,580	4 years
Completed technology	3,602	5 years
Bank borrowings	(1,428)
Other current liabilities	(3,978)
Bank borrowings, less current portion	(374)
Deferred tax liabilities	(1,379)
Goodwill	8,721

Total	18,519

As of December 31, 2010, since Tansun reached the aforementioned earnings requirement for 2010, RMB20,000,000 (approximately US$3,030) was reflected in consideration payable in connection with business acquisition as of December 31, 2010, of which RMB 10,000,000 (US$1,521) was paid in March 2011 (see note 15).

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

3.	ACQUISITIONS - continued

Tansun - continued

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2008, 2009 and 2010 assuming that all significant acquisitions, which are Red River Valley, Yinfeng, VLife and Harmonation acquired in 2008, occurred as of January 1, 2008, and Agree and Tansun acquired in 2009, occurred as of January 1, 2008 and 2009, respectively.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2008	2009
	(Unaudited)	(Unaudited)

Pro forma net revenues	115,741	129,411
Pro forma net income attributable to Camelot
Information Systems Inc.	7,423	11,342
Pro forma net income per Series A convertible
preferred share-basic	0.06	0.09
Pro forma net income per Series B convertible
preferred share-basic	0.06	0.09
Pro forma net income per ordinary share-basic	0.06	0.09
Pro forma net income per ordinary share-diluted	0.06	0.09

Fair value of acquired assets and contingent consideration

The Group measured the fair value of the purchased intangible assets using the "cost," "income approach-excess earnings" and "with & without" valuation method.  The Group measured the fair value of the contingent consideration considering, among other factors, forecasted financial performance of the acquired business, market performance, and the market potential of the acquired business in China.  These purchased intangible assets and contingent consideration are considered Level 3 assets and liabilities because the Group used unobservable inputs, reflecting the Group's assessment of the assumptions market participants would use in valuing these assets and liabilities.

The changes in fair value of the contingent consideration in relation to the acquisitions of Agree and Tansun resulted in losses of US$549 and US$3,880 for the years ended December 31, 2009 and 2010, respectively (see note 15).

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

4.	SHORT TERM INVESTMENT

The Group from time to time invests in equity securities publicly traded in Taiwan market, which are accounted for as trading securities.  The Group recognized a loss of US$115 and gains of US$44 and US$ nil in the statements of operations for the years ended December 31, 2008, 2009 and 2010, respectively.  The fair value of trading securities is determined based on the quoted market price of the securities which is a Level 1 fair value measurement.  The Group did not hold trading securities as of December 31, 2009 and 2010.

5.	ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of December 31,
	2009	2010

Billed receivable	20,777	42,584
Notes receivable	249	502
Less: Allowance for doubtful accounts	-	(14)

Billed accounts receivable, net	21,026	43,072

Unbilled receivable	47,983	63,014
Less: Allowance for doubtful accounts	(795)	(390)

Unbilled accounts receivable, net	47,188	62,624

Notes receivable represents bank acceptance bills, which are transferable and short term maturity.

Unbilled receivables represent amounts earned under contracts in progress but not billable at the respective balance sheet dates.  These amounts become billable according to the contract terms, which usually consider the achievement of certain milestones or the completion of the project.

An analysis of the allowance for doubtful accounts is as follows:

	As of December 31,
	2009	2010

Balance at beginning of year	786	795
Provision for doubtful accounts	106	15
Write-offs	(95)	(403)
Exchange rate differences	(2)	(3)

Balance at end of year	795	404

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

6.	INVENTORIES

Inventory consisted of the following:

	As of December 31,
	2009	2010

Raw material and consumables	153	110
Third-party hardware	657	1,524

Total	810	1,634

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2009	2010

Advances to suppliers	3,681	6,115
Advances to employees	1,787	2,687
Tender and other utility deposit	539	948
Reimbursable follow-on offering costs	-	836
Loan to unrelated parties	290	42
Deferred initial public offering costs	114	-
Prepaid rental	354	301
Others	370	491

	7,135	11,420

Advances to employees relate to cash advances given to employees for use during business operations and are recognized as expenses when incurred.  As of December 31, 2009 and 2010, tender and other utility deposit mainly consisted of deposit which was made as part of the bidding process on projects.

Loan to unrelated parties represents amounts borrowed by certain unrelated parties for their short-term needs of working capital.  Loan to unrelated parties were non-interest bearing, unsecured and payable on demand.

Reimbursable follow-on offering costs represent costs incurred for the follow-on offering completed in December 2010 which will be reimbursed by selling shareholders.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

8.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2009	2010

Building	2,333	2,443
Leasehold improvements	511	615
Furniture and office equipment	3,902	4,792
Motor vehicles	1,070	1,157

	7,816	9,007
Less: Accumulated depreciation	(3,697)	(4,327)

Property and equipment, net	4,119	4,680

Depreciation expenses for the years ended December 31, 2008, 2009 and 2010 were US$587, US$634 and US$962, respectively.

9.	INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of December 31, 2009 and 2010 were as follows:

	As of December 31,
	2009	2010

Intangible assets not subject to amortization:
Trade names	15,180	15,849
Intangible assets subject to amortization:
Customer relationships	18,500	19,239
Contract backlogs	1,742	1,813
SAP certificate	18	18
System software	894	925
Completed technology	4,415	4,566

	40,749	42,410

Less: Accumulated amortization
Customer relationships	(7,628)	(12,410)
Contract backlogs	(828)	(1,450)
SAP certificate	(18)	(18)
System software	(244)	(346)
Completed technology	(196)	(1,555)

	(8,914)	(15,779)

Intangible assets, net	31,835	26,631

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

9.	INTANGIBLE ASSETS - continued

Amortization expenses were US$2,809, US$3,860 and US$6,309 for years ended December 31, 2008, 2009 and 2010, respectively.  The Group expects to record amortization expenses of approximately US$4,574, US$3,200, US$1,827, US$722, US$221 and US$238 for each year of 2012, 2013, 2014, 2015, 2016 and thereafter, respectively.

10.	GOODWILL

The changes in the carrying amount of goodwill by reporting units for the years ended December 31, 2009 and 2010 were as follows:

	Enterprise Application Services	Financial Industry IT Services	Total

Balance as of January 1, 2009	14,609	8,278	22,887
Acquisitions of Agree and Tansun (Note 3)	-	13,622	13,622
Settlement of contingent consideration of Yinfeng (Note 3)	-	3,223	3,223
Exchange difference	(7)	158	151

Balance as of December 31, 2009	14,602	25,281	39,883
Exchange difference	459	887	1,346

Balance as of December 31, 2010	15,061	26,168	41,229

The Group tested its goodwill for impairment at the following reporting units level.

Enterprise application services - This reporting unit provides similar IT services to its customers located in China.  It includes all subsidiaries of the Group except for Bayshore, Yinfeng, Hwawei, VLife, Harmonation, Agree and Tansun.  The goodwill arising from the acquisitions of the entities under this reporting unit is fully allocated to this reporting unit.

Financial industry IT services - This reporting unit provides similar system development and maintenance services to its customers within the financial industry located in China.  It includes Bayshore, Yinfeng, Agree, Tansun, Harmonation, TaiwanCamelot, Hwawei, Vlife.  The goodwill arising from the acquisitions of the entities under this reporting unit is fully allocated to this reporting unit.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

10.	GOODWILL - continued

The Company had three reporting units:  China enterprise application services, China financial industry IT services ("China FIS"), and Taiwan financial industry IT services ("Taiwan FIS") as of December 31, 2009.  During 2010, upon the signing of the Economic Cooperation Framework Agreement between Mainland China and Taiwan, the Company's China FIS entities and Taiwan FIS entities have been exploring opportunities in both areas. In anticipation of the synergy of between China FIS and Taiwan FIS, the Company has combined both businesses for future development of the financial industry IT services. The resources and technologies held by China FIS and Taiwan FIS have been utilized to serve customers in both mainland China and Taiwan. Consequently, China FIS and Taiwan FIS are managed as one business and the combined financial information of the financial industry IT services is reviewed by the management for performance evaluation and decision making.  As a result, the Group had two reporting units as of December 31, 2010: enterprise application services and financial industry IT services. The goodwill of $1,837 acquired with the acquisitions of Hwawei, Vlife, and Harmonation, which was allocated to the reporting unit of Taiwan FIS as of December 31, 2009, was included in the reporting unit of financial industry IT services to retrospectively reflect the change in reporting units.

The Company performs its annual goodwill impairment tests on December 31 of each year and has not recorded any impairment of goodwill.

11.	BORROWINGS

The borrowings were repayable as follows:

	As of December 31,
	2009	2010

Borrowing within one year	8,842	11,566
Borrowing over one year	374	403

Total borrowings	9,216	11,969

Borrowing within one year:

Harmonation, Beijing Camelot and Huaqiao obtained short-term loans from banks to meet their temporary working capital needs. The short-term loans bore interest rates ranging from 2.12% to 5.56% per annum payable in arrears.

At the end of 2010, Bayshore obtained a short-term loan of $1,439 from Shenzhen Yushang Microfinance Co., Ltd. to meet an immediate need of cash, which bore a fixed interest rate of 1.80% per month. The loan and the related interest were fully repaid in January 2011.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

11.	BORROWINGS - continued

Borrowing over one year:

Xiamen Rella entered into a ten-year loan agreement with Agricultural Bank of China in 2009.  The bank loans bore fixed interest rate 6.53% per annum payable in arrears.  The loan was secured by a property owned by Xiamen Rella. The pledged property as of December 31, 2010 had a net book value of US$969.

Interest expense and the weighted average effective rate for 2008, 2009 and 2010 were US$84 and 4.60%, US$96 and 4.86% and US$475 and 6.09%, respectively.

12.	ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2009	2010

Accrued employee payroll and welfare	5,174	8,395
Business taxes payable	2,803	4,363
Other taxes payable	886	1,713
Reimbursable employee travelling expenses	728	1,480
Professional service fees	6	1,956
Other liabilities	828	1,181

	10,425	19,088

Other taxes payable includes unpaid VAT and withholding individual income tax.

13.	INCOME TAXES

The current and deferred components of income tax expense (benefit) were as follows:

	Years ended December 31,
	2008	2009	2010
Current
PRC	1,443	1,780	5,224
Others	807	1,199	200

Total current income taxes	2,250	2,979	5,424

Deferred
PRC	(476)	(558)	(1,276)
Others	(374)	(180)	(48)

Total deferred income taxes	(850)	(738)	(1,324)

Total income taxes	1,400	2,241	4,100

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

13.	INCOME TAXES - continued

British Virgin Islands

The Company and its subsidiaries that were incorporated in the BVI are not subject to taxation in their country of incorporation.  The Group has certain business activities conducted in the PRC which is only subject to PRC income taxes.  Subsidiaries incorporated in the BVI include Triumph and Konwell.

Hong Kong

King's was established in Hong Kong. In 2007, it was subject to Hong Kong profit tax at 17.5%. Beginning 2008, the Hong Kong profit tax rate has been changed to 16.5%.

Japan

Entoh and Across Japan were established in Japan and are subject to Japanese income taxes at 43%

Taiwan

Taiwan Camelot, Hwawei, VLife and Harmonation were subject to Taiwan income taxes at 25% for 2008 and 2009.  According to the new income tax law enacted by Taiwan tax authorities in May 2009, Taiwan income tax rate was reduced to 20% effective on January 1, 2010.  In May 2010, Taiwan tax authorities announced the further reduction of income tax rate from 20% to 17% effective on January 1, 2010.

PRC

The Group's PRC entities are subject to PRC Enterprise Income Tax (EIT) on the taxable income in accordance with the relevant PRC income tax laws.

On March 16, 2007, the National People's Congress adopted the Enterprise Income Tax Law ("the EIT Law") which became effective on January 1, 2008.  The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Under the New EIT Law, an enterprise which qualifies as a "High and new technology enterprise" (the "HNTE") is entitled to a tax rate of 15%.  Camelot Beijing, Red River Valley, Yinfeng, and Agree Zhuhai obtained the new HNTE status in 2008.  Bayshore, Faceita and Tansun Beijing obtained the HNTE status in 2009.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

13.	INCOME TAXES - continued

PRC - continued

Jiaxing Camelot qualified as a "manufacturing foreign-invested enterprise" incorporated prior to the effectiveness of the New EIT Law and therefore was entitled to a two-year EIT exemption from the earlier of its first tax-profitable year and 2008 followed by a 50% reduction in tax rate for the succeeding three years.  Accordingly, Jiaxing Camelot was entitled to EIT exemption for 2008 and 2009 and a preferential tax rate of 12.5% for 2010, 2011 and 2012.

In addition, Shanghai Camelot, Asialink and Dalian Yuandong were entitled to preferential tax rates based on their qualifications obtained prior to the effectiveness of the New EIT Law. Shanghai Camelot and Asialink were subjected to a 22% tax rate in 2010 and Dalian Yuandong was subjected to a 12.5% tax rate in 2010.

During 2010, Agree Shanghai and Huaqiao qualified as “Software Enterprise” and were entitled to a two-year EIT exemption for 2010 and 2011, followed by a 50% reduction in tax rate for the succeeding three years.

The preferential tax rates different from the PRC statutory rates, which were used to calculate the tax provision based on the Group's interpretation of the EIT Law as of the balance sheet date, are presented in the following table.

Subsidiaries	0%	7.5%	9%	10%	12.5%	15%	18%	20%	22%

Camelot Beijing (1)	-	-	-	-	-	2008 - 2010	-	-	-
Red River Valley (1)	-	2008	-	-	-	2009 - 2010	-	-	-
Yinfeng (1)	-	-	-	-	-	2008 - 2010	-	-	-
Beijing Heng En	-	-	-	-	-	-	-	-	-
Bayshore(1)	-	-	-	-	-	2009 - 2011	-	-	-
Shanghai Camelot	-	-	2008	2009	-	-	-	-	2010
Asialink	-	-	-	-	-	-	2008	2009	2010
Dalian Yuandong	-	-	-	2008 - 2009	2010	-	-	-	-
Faceita(1)	-	-	-	-	-	2009 - 2011	-	-	-
Jiaxing Camelot	2008 - 2009	-	-	-	2010 - 2012	-	-	-	-
Agree Zhuhai(1)	-	-	-	-	-	2008 - 2010	-	-	-
Tansun Beijing(1)	-	-	-	-	-	2009 - 2011	-	-	-
Agree Shanghai	2010-2011	-	-	-	2012-2014	-	-	-	-
Huaqiao	2010-2011	-	-	-	2012-2014	-	-	-	-

(1)
The HNTE status obtained by Camelot Beijing, Red River Valley, Yinfeng, and Agree Zhuhai in 2008, and Bayshore, Faceita and Tansun Beijing in 2009 under the EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status.  The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

13.	INCOME TAXES - continued

PRC - continued

In calculating deferred tax assets and liabilities, the Group assumed its qualifying entities will continue to renew the new HNTE status at the conclusion of the initial three year period.  If the Group's qualifying entities failed to obtain such renewals, then the net deferred tax liability balance would increase by US$1,674 as of December 31, 2010, with a corresponding increase in the income tax expenses.

The applicable EIT rate of other PRC subsidiaries is 25% in 2009 and 2010.

The principal components of deferred income taxes were as follows:

	December 31,
	2009	2010

Current deferred tax assets:
Provision for doubtful accounts	177	81
Accrued payroll	502	1,007
Less: Valuation allowance	(164)	(101)

Current deferred tax assets, net	515	987

Non-current deferred tax assets:
Net operating losses	647	511
Research and development cost deferred for tax purposes	451	421
Less: Valuation allowance	(928)	(760)

Non-current deferred tax assets, net	170	172

Non-current deferred tax liabilities:
Intangible assets acquired in business acquisitions	4,971	4,303

Non-current deferred tax liability, net	4,971	4,303

The Group had net operating losses of US$1,889 and US$186 from the Company's PRC and other subsidiaries for the period from 2006 to 2010.  The net operating loss carryforwards cannot be transferable or utilized by other entities within the Group.  As of December 31, 2009 and 2010, valuation allowance was US$647 and US$511, respectively which were provided against deferred tax assets arising from net operating losses due to the uncertainty of realization.

The net operating loss carry forwards for the PRC subsidiaries was US$1,889 as of December 31, 2010 and will expire on various dates through 2014.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

13.	INCOME TAXES - continued

PRC - continued

Reconciliation between the statutory PRC enterprise income tax rate of 25% and the effective tax rate is as follows:

	Years ended December 31,
	2008	2009	2010
	%	%	%

Statutory tax rate in PRC	25.0	25.0	25.0
Effect of income not taxable for tax purposes	(0.1)	(0.1)	(0.7)
Effect of expenses not deductible
For tax purposes	2.2	2.5	7.1
Different tax jurisdictions	(5.3)	3.2	2.5
Effect of income tax holiday and relief	(15.1)	(19.5)	(16.3)
Effect of deemed income for tax purpose	1.2	0.6	1.0
Changes in valuation allowance	5.1	3.0	(0.6)

Effective tax rate	13.0	14.7	18.0

If the tax holidays granted to Camelot Beijing, Red River Valley, Yinfeng, Jiaxing Camelot, Beijing Heng En, Bayshore, Faceita, Dalian Yuandong, Agree Zhuhai, Agree Shanghai, Huaqiao and Tansun Beijing were not available, provisions for income taxes and net income per share would be as follows:

	Years ended December 31,
	2008	2009	2010

Provisions for income taxes	3,024	5,289	7,813

Net income per ordinary share - basic	0.06	0.08	0.10
Net income per ordinary share - diluted	0.06	0.08	0.09

Shares (denominator):
Weighted average shares outstanding used in calculating
Basic net income per share-basic	77,394,257	82,035,859	128,663,415
Weighted average shares outstanding used in calculating
Basic net income per share-basic	127,587,315	133,017,168	165,258,030

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

13.	INCOME TAXES - continued

PRC - continued

The Group did not identify significant unrecognized tax benefits for years ended December 31, 2008, 2009 and 2010.  The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2010.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status.  The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC.  The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC.  Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes.  If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax.  In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by the resident in Hong Kong, the withholding tax would be 5%, but that is subject to the interpretation of Circular No. 601 issued by the State Administration of Taxation, under which the Company's Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%.

Aggregate undistributed earnings of the Company's subsidiaries located in the PRC that are available for distribution to the Company of approximately US$63,755, at December 31, 2010 are considered to be indefinitely reinvested and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.  The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

14.	NET INCOME PER SHARE

	Years ended December 31,
	2008	2009	2010

Net income attributable to Camelot Information Systems Inc.	9,282	12,966	18,597
Numerator used in basic and diluted net income per share:
Net income attributable to Camelot Information
Systems Inc. allocated to Series A convertible preferred share (i)	3,259	4,390	2,920

Net income attributable to Camelot Information
Systems Inc. allocated to Series B convertible preferred share (i)	297	401	266

Net income attributable to Camelot Information
Systems Inc. allocated for computing net income per
ordinary share-basic (i)	5,726	8,175	15,411

Net income attributable to Camelot Information
Systems Inc. allocated for computing net income
per ordinary share-diluted	9,282	12,966	18,597

Shares (denominator) (ii):
Weighted average ordinary shares outstanding used
in computing net income per ordinary share-basic (iii)	77,394,257	82,035,859	128,663,415

Employee share options (treasury effect)	2,118,712	2,906,963	9,989,086

Weighted average ordinary shares outstanding used in computing
net income per ordinary share-diluted (iv)	127,587,315	133,017,168	165,258,030

Net income attributable to Camelot Information
Systems Inc. per ordinary share-basic	0.07	0.10	0.12

Net income attributable to Camelot Information
Systems Inc. per ordinary share-diluted	0.07	0.10	0.11

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

14.	NET INCOME PER SHARE - continued

(i)
The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on pro rata basis based on the dividend participant right.  Since each Series A convertible preferred shares and Series B convertible preferred shares has the same participating right as each ordinary share, the allocation was based on the number of ordinary shares, Series A convertible preferred shares and Series B convertible preferred shares issued.

(ii) The net income per share information for all periods presented has reflected the 4-for-1 stock split effected in May 2010 (See Note 16 "Ordinary shares").

(iii)
As of December 31, 2008, 2009 and 2010, the Group has 7,462,200, 12,354,400 and 2,690,000 employee share options outstanding that can potentially dilute net income per share in the future but were excluded in computation of diluted net income per share in 2008, 2009 and 2010 as their effect would be anti-dilutive.

(iv)
The calculation of the weighted average number of ordinary shares for the purpose of basic net income per share for 2008 included the effect of the 1,000,000 ordinary shares issuable in connection with business acquisition of Yinfeng and the 1,800,000 ordinary shares issuable in connection with extinguishment of liability with Red River Valley.

The calculation of the weighted average number of ordinary shares for the purpose of basic net income per share for 2009 included the effect of the 1,800,000 ordinary shares issuable in connection with the extinguishment of liability with Red River Valley, the 3,932,000 ordinary shares issuable in connection with the business acquisition of Tansun, and the 2,200,000 ordinary shares issuable in connection with the settlement of the performance-based contingent consideration for business acquisition of Yinfeng. These ordinary shares were all issued in May 2010 (see Note 16).

15.	FAIR VALUE OF CONTINGENT CONSIDERATION FOR BUSINESS ACQUISITIONS

The contingent consideration in connection with the acquisitions of Agree and Tansun are recorded at fair value based on, among other factors, forecasted financial performance of the acquired business, market performance, and the market potential of the acquired business in China (Level 3 inputs). The change of contingent consideration is presented in the following table.

	Balance at December 31,	Addition due to	Change in	Balance at December 31,	Change in	Move to consideration	Balance at December 31
	2008	acquisitions	fair value	2009	fair value	payable	2010
Contingent consideration:
Agree	-	8,303	549	8,852	2,512	(11,364)	-
Tansun		3,969	-	3,969	1,368	(3,030)	2,307

Total	-	12,272	549	12,821	3,880	14,394	2,307

As of December 31, 2010, both Agree and Tansun reached earning targets for 2010. Accordingly, the contingent consideration amounts determined based on the earnings for 2010 have been presented as consideration payable in connection with business acquisitions in the consolidated balance sheet as of December 31, 2010.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

16.	ORDINARY SHARES

In November 2000, the Company authorized 50,000 ordinary shares at an issue price of US$1 per share of which, 20,000 shares were issued to six ordinary shareholders and were fully paid.

On the May 9, 2006 Shareholders' Meeting, the Company announced a 500-for-1 stock split.  Immediately prior to the stock split, 22,550 shares were issued and outstanding.  After the stock split and immediately prior to the issuance of Series A Convertible Preferred Shares (see Note 17), the authorized capital stock of the Company consisted of (a) 25,000,000 ordinary shares, of which 11,275,000 shares were issued and outstanding and 1,812,000 shares were reserved for the 2006 Plan, and (b) 12,500,000 shares of preferred shares.  While the stock split increased the number of shareholding for each shareholder, the percentage of total ownership of the Company and the total dollar amount immediately after the stock split were not affected.  At the time of the stock-split, the ordinary shares were not assigned a par value.

In December 2006, the Company issued 1,510,370 ordinary shares as part of the consideration for the acquisition of Dalian Yuandong.

During the December 24, 2007 shareholders meeting, the Company announced a 1.5-for-1 stock split.  After the stock split, and immediately prior to the issuance of Series B convertible preferred shares (see Note 17), the Company had 37,500,000 ordinary shares authorized and 18,422,870 shares issued and outstanding.  While the stock split increased the number of shares for each stockholder, the percentage of their ownership in the Company was not affected.  The 1.5-to-1 stock-split was retrospectively reflected in the Group's consolidated financial statements.

In July 2008, the Company issued 562,500 and 208,334 ordinary shares as part of the consideration for the acquisitions of VLife and Harmonation, respectively.

In September 2009, the Company issued 250,000 and 1,216,545 ordinary shares as part of the consideration for the acquisitions of Yinfeng and Agree, respectively.

The May 2010 shareholders meeting approved a 4-for-1 stock split for all ordinary shares, Series A and Series B convertible preferred shares.  While the stock split increased the number of shares for each stockholder, the percentage of their ownership in the Company was not affected. The Series A Shares and Series B Shares remain convertible into ordinary shares at a 1:1 ratio. This share split has been retrospectively reflected for all periods presented. After the stock split, the Company issued a total of 7,932,000 ordinary shares which consisted of 1,800,000 ordinary shares in connection with the debt extinguishment with Red River Valley, 3,932,000 ordinary shares in connection with the acquisition of Tansun, and 2,200,000 ordinary shares as a settlement of the contingent consideration of US$3,200 in connection with the acquisition of Yinfeng. These shares were reflected as shares to be issued in equity on the consolidated balance sheet as of December 31, 2009.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

16.	ORDINARY SHARES - continued

On July 21, 2010, the Company completed the initial public offering (“IPO”) on the New York Stock Exchange and issued 9,166,667 American Depositary Shares ("ADS") representing 36,666,668 ordinary shares. At the same time, 44,055,018 of Series A Convertible Preferred Shares and 4,019,328 of Series B Convertible Preferred Shares were automatically converted into 48,074,346 ordinary shares.

On December 10, 2010, the Company completed a follow-on public offering and issued 1,074,030 ADSs, representing 4,296,120 ordinary shares as part of the offering.

As of December 31, 2010, the Company had 451,925,654 ordinary shares authorized and 179,610,128 ordinary shares issued and outstanding.

17.	CONVERTIBLE PREFERRED SHARES

Series A Convertible Preferred Shares ("Series A Shares")

On the May 9, 2006 Shareholders' Meeting, the Company authorized 12,500,000 Series A Shares and at the same day, Citigroup Venture Capital International Growth Partnership, L.P. and Citigroup Venture Capital International Co-Investment, L.P (the "Investors") purchased 5,033,500 ("Initial Shares") Series A Shares issued by the Company at a price of US$3.9734 per share ("Series A Purchase Price") for total cash considerations of US$20,000 ("Aggregate Purchase Price"), with an issuance cost of US$1,125.  In connection with the issuance of Series A Shares, the Company granted the Investors an option to purchase additional Series A Shares (the "Series A Option Shares") at any time within 12 months after the issuance of Series A Shares.  The additional number of shares to be purchased was at the Investors' discretion and was payable based on the Adjusted Purchase Price as defined in the Series A Shares price agreement ("Purchase Price Adjustment") not to exceed a total purchase price of US$10,000.  Management classified the Series A Option as a component of Series A shares because the option was not considered to be a freestanding instrument.  Additionally, because the Series A Option is clearly and closely related to Series A Shares, it is not required to be bifurcated from Series A Shares.  On April 27, 2007, the Investors exercised the option and the Company issued 2,387,343 Series A Shares for a total cash consideration of US$10,000, with an issuance cost of US$150.

In the event that the Group's 2005 net income was not exactly US$4,000, the Series A Purchase Price would be adjusted by either issuing or canceling Series A Shares so that the total number of Series A Shares issued to the Investors would equal to a number as determined by dividing the Aggregate Purchase Price by the Adjusted Purchase Price, as defined in the Series A Share agreement ("Purchase Price Adjustment").  As a result of the adjustment, 78,340 Series A Shares were cancelled in 2007.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

17.	CONVERTIBLE PREFERRED SHARES - continued

Series A Convertible Preferred Shares ("Series A Shares") - continued

As a result of the 1.5-for-1 stock split in December 2007 and the 4-for-1 stock split in May 2010, the total Series A Shares authorized were 44,055,018 shares, of which 44,055,018 shares were issued and outstanding until the completion of the IPO.

The Group determined that there was no embedded beneficial conversion feature attributable to the Series A Shares because the initial and subsequently adjusted conversion price of Series A shares was higher than the fair value of the Group's ordinary shares on May 9, 2006.

On July 21, 2010, all remaining outstanding 44,055,018 series A shares were automatically converted into ordinary shares upon the completion of the IPO of the Company.

Series B Convertible Preferred Shares ("Series B Shares")

On December 27, 2007, IBM WTC Asia Investment LLC and Lehman Brothers Offshore Partners Ltd. purchased 1,004,832 ("Initial shares") Series B Shares issued by the Company at a price of US$4.9760 per share ("Series B Purchase Price") for a cash consideration of US$5,000 and an issuance cost of US$nil.  As of December 31, 2007, all the Series B Shares were issued.  The consideration of US$5,000 was received in 2008.

As a result of the 4-for-1 stock split in May 2010, the total Series B Shares authorized were 4,019,328 shares, of which 4,019,328 shares were issued and outstanding at December 31, 2009.

The Group determined that there was no embedded beneficial conversion feature attributable to the Series B Shares because the initial conversion price of Series B shares was higher than the fair value of the Group's ordinary shares.

On July 21, 2010, all remaining outstanding 4,019,328 series B shares were automatically converted into ordinary shares upon the completion of the IPO of the Company.

Key terms of the Series A Shares and Series B Shares during the periods when they were outstanding are summarized as follows.

(a) Dividend

The Company would not declare or pay any dividend prior to a qualified IPO. The Series A Shares and Series B Shares were entitled to the same amount of dividend as Ordinary Shares on a pro rata basis.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

17.	CONVERTIBLE PREFERRED SHARES - continued

Series B Convertible Preferred Shares ("Series B Shares") - continued

	(b)	Liquidation preference

Upon any occurrence of a Liquidation Event, before any distribution or payment shall be made to the holders of any Junior Securities and Series A Preferred Shares, the holders of the Series B Preferred Shares should be entitled to be paid out of the remaining assets of the Company legally available for distribution an amount per share in cash equal to the sum of (x) the original issue price per Series B Preferred Share (the "Series B Original Issue Price") plus (y) any declared but unpaid dividends thereon in each case as adjusted for any sub-division or combinations of shares or similar events with respect to such shares( the "Series B Liquidation Preference").  After payment in full of the Series B Liquidation Preference, the holders of Series A Preferred Shares should be entitled to be paid out of the remaining assets of the Company legally available for distribution, if any, any amount per share in cash equal to the sum of (a) the original issue price per Series A Preferred Share (the "Series A Original Issue Price") plus (b) any declared but unpaid dividends thereon in each case as adjusted for any sub-division or combinations of shares or similar events with respect to such shares(the "Series A Liquidation Preference").  If upon any occurrence of a Liquidation Event, the assets of the Company legally available for distribution to its shareholders shall be insufficient to pay (i) the holders of the Series B Preference, the holders of the Series A Preferred Shares, as the case may be, should share ratably in any distribution of the assets of the Company in proportion to the respective amounts which would otherwise be payable in respect of the held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After payment in full of the Series B Liquidation Preference and Series A Liquidation Preference, the remaining assets of the Company legally available for distribution, if any, shall be distributed among the holders of Preferred Shares and Ordinary Shares on a pro rata basis as if each share of Preferred Shares has been converted into Ordinary Shares immediately prior such occurrence of a Liquidation Event.

	(c)	Voting rights

Each Series A Share or Series B Share was entitled to the number of votes equaling to the number of ordinary shares issuable on an as-converted basis on the record date.

	(d)	Conversion

Series A Shares or Series B shares were convertible into ordinary shares at the option of at least the majority of the holders of the then outstanding Series A Shares or Series B Shares at any time after the issuance date.  Series A Shares and Series B Shares would be automatically convertible into ordinary shares upon the close of a qualified IPO.

The initial conversion price of Series A Shares equaled the original issue price of US$3.9734 and was subsequently adjusted to US$4.04 as a result of Purchase Price Adjustment to maintain the conversion ratio of 1-for-1.  The initial conversion price of Series B Shares equaled to the original issue price of US$4.9760 resulting in a conversion ratio of 1-for-1.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

18.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group located in the PRC (mainland) and Taiwan participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The Group accrues for these benefits based on certain percentages of the employees' salaries.

The total provision for such employee benefits were US$3,397, US$4,122 and US$6,462 for the years ended December 31, 2008, 2009 and 2010, respectively.

19.	STATUTORY RESERVE

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company's subsidiaries located in the PRC (mainland), being foreign invested enterprises established in the PRC (mainland), are required to provide for certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts.  The Company's subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.  In accordance with the Company Act of Taiwan, the Company's subsidiaries located in Taiwan are required to provide for statutory reserve which is 10% of their after-tax profit until such reserve has reached their registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Company's subsidiaries.  The appropriations to these reserves by the Group's PRC (mainland) and Taiwan subsidiaries were US$1,041, US$1,439 and US$3,838 for the years ended December 31, 2008, 2009 and 2010, respectively.  As of December 31, 2010, the aggregate amounts of capital and reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution was US$74,266.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

20.	SHARE-BASED COMPENSATION

2006 Equity Incentive Plan

On June 26, 2006, the Group adopted the 2006 Equity Incentive Plan, which was amended and restated in May 2010 (collectively, the "2006 Plan").  The 2006 Plan allows the Group to grant options to its employees and directors to purchase up to 10,872,000 ordinary shares subject to vesting requirement.  In March 2008, November 2008, and May 2010, the Company increased the total number of ordinary shares available for issuance under the 2006 Plan by 3,200,000, 5,426,012, and 4,000,000 shares, respectively, resulting in a total of 23,498,012 options available for grant under the 2006 Plan.  The share option information for all periods presented has reflected the 4-for-1 stock split in May 2010 pursuant to the anti-dilution provisions under the 2006 Plan.

On April 1, 2008, the Company granted 3,500,600 options with an exercise price of US$1.50 per share.  3,000,000 options will vest over two years where 70% will vest on the first anniversary of the grant date, and 30% will vest on the second anniversary date.  The contractual life is 3 years.  The remaining 500,600 options will vest over four years where 20% will vest on the first anniversary of the grant date, 5% will vest each quarter over the second year, and 7.5% will vest each quarter over the next two years thereafter.  The contractual life is 8 years from the date of grant.

On October 31, 2008, the Company granted 4,000 options with an exercise price of US$2.50 per share, of which 70% will vest on the first anniversary of the grant date and 30% on the second anniversary date.  The contractual life is 3 years from the date of grant.

On July 1, 2009, the Company granted 3,162,200 options with an exercise price of US$1.50 per share, of which 20% will vest on the first anniversary of the grant date, 5% will vest each quarter over the second year, and 7.5% will vest each quarter over the next two years thereafter.  The contractual life is 8 years from the date of grant.

On November 2, 2009, the Company granted 1,800,000 options with an exercise price of US$1.29 per share, of which 33.33% will vest on the first anniversary of the grant date, and 8.33% will vest each quarter over the next two years thereafter.  The contractual life is 8 years from the date of grant.

On November 2, 2009, the Company granted 80,000 employee options with an exercise price of US$1.29 per share, of which 20% will vest on the first anniversary of the grant date, 5% will vest each quarter over the second year, and 7.5% will vest each quarter over the next two years thereafter.  The contractual life is 8 years from the date of grant.

On February 28, 2010, the Company granted 140,000 employee options with an exercise price of US$1.47 per share, of which 25% will vest on the first anniversary of the grant date, 6.25% will vest each quarter over the next three years thereafter. The contractual life is 8 years from the date of grant.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

20.	SHARE-BASED COMPENSATION - continued

2006 Equity Incentive Plan - continued

On May 18, 2010, the Company granted 600,000 employee options with an exercise price of US$1.29 per share, of which 50% will vest on July 6, 2010 upon pricing on the date of the prospectus of an initial public offering and the remaining 50% vested on November 2, 2010. The contractual life is 8 years from the date of grant.

On August 16, 2010, the Company granted 2,400,000 options with an exercise price of US$2.66 per share for 2,360,000 options and US$1.47 per share for 4,000 options respectively. 2,300,000 options will vest on the filing date of the Company's 2010 annual report on Form 20-F if the net revenues for the year ended December 31, 2010 met US$176.4M, which was considered probable as of the grant date. The contractual life is 1 years from the date of grant. In addition, 60,000 options will vest over four years where 25% will vest on the first anniversary of the grant date, and 6.25% will vest each quarter over the next three years thereafter. The contractual life is 8 years from the date of grant. The remaining 40,000 options will vest over four years, where 20% will vest on the first anniversary of the grant date, 5% will vest each quarter over the second year, and 7.5% will vest each quarter over the next two years thereafter. The contractual life is 8 years from the date of grant.

On December 17, 2010, the Company granted 150,000 employee options with an exercise price of US$2.50 per share, of which 33.33% will vest on the first anniversary of the grant date, and 8.33% will vest each quarter over the next two years thereafter.  The contractual life is 8 years from the date of grant.

The following table summarizes information regarding the share options granted during the three-year period ended December 31, 2010:

Grant date	Options granted	Weighted-average Exercise price per option	Fair value per ordinary share at the grant dates	Intrinsic value per option at the grant dates

April 1, 2008	3,500,600	US$1.50	US$1.22	-
October 31, 2008	4,000	US$2.50	US$1.11	-
July 1, 2009	3,162,200	US$1.50	US$1.25	-
November 2, 2009	1,880,000	US$1.29	US$1.27	-
February 28, 2010	140,000	US$1.47	US$3.03	1.56
May 18, 2010	600,000	US$1.29	US$3.00	1.71
August 16, 2010	2,400,000	US$2.64	US$2.69	0.05
December 17, 2010	150,000	US$2.50	US$5.60	3.10

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

20.	SHARE-BASED COMPENSATION - continued

A summary of option activity under the Plan as of December 31, 2010, and changes during the year then ended is presented below:

Options	Shares	Weighted average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value

Outstanding at December 31, 2009	19,111,820	US$1.12

Granted	3,290,000	US$2.34
Forfeited	(3,000,000)	US$1.50

Outstanding at December 31, 2010	19,401,820	US$1.27	4.4 years	91,388

Exercisable at December 31, 2010	12,241,415	US$0.94	4.4 years	61,656

Expected to vest	7,160,405	US$1.83	4.4 years	29,732

The weighted average grant date fair values of the options granted during the years ended December 31, 2008, 2009 and 2010 were US$0.24, US$0.54 and US$0.88, respectively.  4,833,412, 9,989,568 and 12,241,415 share options were vested during the years ended December 31, 2008, 2009 and 2010, respectively.  No share options were exercised in 2008, 2009 and 2010.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	Years ended December 31,
	2008	2009	2010

Weighted average risk-free interest rate	3.64%	4.04%	1.49%
Weighted average expected term	2.6 years	5.8 years	1.4years
Weighted average volatility	38.8%	42.7%	41.1%
Weighted average dividend yield	-	-	-

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

20.	SHARE-BASED COMPENSATION - continued

	(a)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

	(b)	Expected term

As the Company did not have historical share option exercise experience, it estimated the expected term base on a consideration of factors including contractual term, vesting period and empirical study on exercise behavior of employee share option.

	(c)	Volatility

Volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period similar to the expected term of the options.

	(d)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the employee share options.

	(e)	Exercise price

The exercise price of the employee share options was determined by the Company's board of directors.

	(f)	Fair value of underlying ordinary shares

Prior to the completion of IPO in July 2010, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation.  When estimating the fair value of the ordinary shares on the grant dates, management has considered a number of factors, including the valuation result of a third-party appraisal by American Appraisal China Limited and equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events.  After the completion of IPO, the closing market price of ordinary shares of the Company as of the grant date was used as the fair value of the ordinary shares on that date.

The Group recorded share-based compensation of US$1,076, US$1,243 and US$2,924 during the years ended December 31, 2008, 2009 and 2010, respectively, based on the fair value on the grant dates over the requisite service period of award according to the graded vesting schedule.

As of December 31, 2010, total unrecognized compensation expense relating to unvested share options was US$3,168.  The amount is expected to be recognized over a weighted average period of 2.13 years according to the graded vesting schedule.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

21.	NONCONTROLLING INTEREST

	Hwaen	Harmonation and Ruiyin	Yantai	Total

Balance as of January 1, 2008	3	-	-	3
Acquisition of Harmonation and Ruiyin	-	378	-	378
Capital injection in Yantai	-	-	22	22
Dissolution of Hwaen (note i)	(3)	-	-	(3)
Foreign currency translation adjustment	-	(30)	-	(30)
Net income	-	88	(22)	66

Balance as of December 31, 2008	-	436	-	436
Dissolution of Ruiyin (note ii)	-	(63)	-	(63)
Foreign currency translation adjustment	-	13	-	13
Net income	-	98	(27)	71

Balance as of December 31, 2009	-	484	(27)	457
Foreign currency translation adjustment	-	21	(1)	20
Net income	-	86	-	86

Balance as of December 31, 2010	-	591	(28)	563

(i) Taiwan Hwaen Information Co., Ltd. "Hwaen," a 99% owned subsidiary, was dissolved in 2008 as part of the Company's effort to stream the corporate structure of the Group and to refocus its resources.
(ii)
Intelligent Information Technology Co. "Ruiyin," a 58.25% owned subsidiary, was dissolved in 2009 as part of the Company's effort to stream the corporate structure of the Group and to refocus its resources.

22.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces.  Rental expenses under operating leases were US$2,057, US$2,398 and US$2,842 for the years ended December 31, 2008, 2009 and 2010, respectively.

Future minimum lease payments under such non-cancelable leases as of December 31, 2010 are as follows:

2011	2,019
2012	1,197
2013	869
2014	856
2015 and thereafter	3,959
Total	8,900

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

Legal contingencies

In 2006, the Company initially acquired Hong Kong operations, or Previous HK Operations, through Camelot BVI and Triumph, which are companies limited by shares incorporated in the British Virgin Islands and which became the two partners of Previous HK Operations. Under applicable Hong Kong law, Camelot BVI and Triumph were deemed to have established a place of business and carried on a business in Hong Kong since their acquisitions of Previous HK Operations. Therefore, both were required to obtain business registration certificates from the Business Registration Office of the Hong Kong government and to be registered with the Companies Registry of the Hong Kong government within one month of their acquisitions of  Previous HK Operations. However, neither Camelot BVI nor Triumph obtained such certificates nor did they undertake such registration. Accordingly, Previous HK Operations and, in turn, Camelot BVI and Triumph were not in compliance with the registration and/or licensing requirements in Hong Kong. As a result of such non-compliance, each of Camelot BVI and Triumph, as well as the officers or agents of each of Camelot BVI and Triumph who authorized such non-compliance, face a maximum one-time fine of HK$53,000 (US$6.8) and a daily fine of HK$700 (US$0.1) for each day of non-compliance, or an aggregate total of approximately US$264 up to November 5, 2010. As of June 3, 2011, there has been no prosecution initiated by the relevant authorities. We are unable to reasonably estimate the actual amount that we may have to pay if the authorities were to become aware of the non-compliance and were to commence proceedings.

In addition, as an employer, Previous HK Operations were required to comply with legal obligations with regard to mandatory provident funds and compensation insurance for their employees under the Mandatory Provident Fund Schemes Ordinance (Cap. 485), or MPFSO, and under the Employees’ Compensation Ordinance (Cap. 282), or ECO, of the Hong Kong laws, respectively. Previous HK Operations were not compliant with certain provisions of the MPFSO for a duration of approximately 10 months between 2006 and 2007 by failing to ensure, in relation to one employee at the time that such employee becomes a member of a registered mandatory provident fund scheme and to make and deduct the respective employer and employee mandatory provident fund contributions in a total amount of HK$20,000 to the employee’s account of such scheme. Previous Hong Kong Operations were also not compliant with certain provisions of the ECO by failing to take out worker’s compensation insurance in relation to the said one employee.

As a result of the foregoing, Previous HK Operations may be subject to fines, penalties and/or prosecutions under local laws and regulations. In recent enforcement cases under the MPFSO, defaulting employer(s) have been ordered to repay all unpaid contributions, and a surcharge or a penalty of the higher of HK$5,000 or 5% of the total unpaid amount. Previous HK Operations have made up these default contributions into the relevant employee’s mandatory provident fund scheme account and has been in compliance with its legal obligations under the MPFSO since October 2007. Furthermore, with respect to the failure to take out compensation insurance, any fines, penalties and/or prosecutions to which Hong Kong operations may be subject, may include, but not be limited to, facing a maximum fine of HK$100,000 (US$13).

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

Legal contingencies - continued

In June, 2010, the Company transferred all of shares in Previous HK operations to a third party individuals and as a result of such transfer, the Company  no long have any shareholder rights, duties or liabilities in Previous HK operations. Since November 5, 2010, business in Hong Kong has been conducted through Kings, a company which is limited by shares and incorporated in Hong Kong and which is a wholly owned subsidiary of Camelot BVI. The business contracts between customers and Previous HK Operations have already been transferred to Kings by way of signing the supplemental agreements with the relevant customers. All new business contracts with customers which have been entered into after November 5, 2010 have been entered into with Kings.

23.	SUBSEQUENT EVENTS

On January 1, 2011, the Company acquired 100% equity interest of Dimension InfoTech Co. Ltd and its affiliates (collectively, "Dimension"), companies providing SAP project implementation and SAP-based customized solutions. The initial consideration includes US$4,000 in cash and 1,152,352 ordinary shares of the Company with a fair value of US$5,341 based on the closing market price of the Company's ADSs on the acquisition date. 30% of the ordinary shares are locked up for one year from the acquisition date and 70% are locked up for two years from the acquisition date. The initial consideration of cash and equity has not been paid or issued. In addition, the Company agreed to pay a performance-based consideration to Dimension  in cash as determined using a specified formula based on Dimension’s earnings in 2011 and 2012, of which the fair value on the acquisition date was US$5,155 estimated by American Appraisal. As a result, the total consideration as of the date of acquisition was US$14,496.

The purchase consideration of US$14,496 was preliminarily allocated as follows on the acquisition date:

	Amounts	Weighted Average Useful Lives
Cash	1,506
Term deposits	303
Accounts receivable	3,593
Other current assets	1,021
Property and equipment	146
Intangible assets
Trade name	2,197	Indefinite
Contract backlogs	641	1 year
Customer relationships	727	5 years
Non-Compete Agreement	782	3 years
Current liabilities	(2,281)
Deferred tax liabilities	(652)
Goodwill	6,513
Total	14,496

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(in U.S. dollars in thousands, except share and per share data)

On April 7, 2011, the Company granted to employees 240,000 nonvested shares, which vested immediately on the grant date. The contract life of the nonvested shares is 8 years. The fair value of the nonvested shares as of grant date was estimated to be US$5.00 per share based on the market closing price of the Company's ADSs on the grant date. The total compensation cost of US$116, after the adjustment of estimated forfeitures, was recognized as an expense in April 2011.

On April 15, 2011, the Company granted options on 320,000 shares with an exercise price of US$1.25 per share to employees. 50% of the options will vest on the first and second anniversary of the grant date respectively. The contract life is 8 years. The fair value of the options as of the grant date was estimated to be US$3.89 per share based on the market closing price of the Company's ADSs on the grant date. The total compensation cost of US$1,207, after the adjustment of estimated forfeitures, will be recognized as an expense over the vesting period on a straight-line basis.

On April 15, 2011, the Company granted options on 1,052,000 shares with an exercise price of US$3.75 per share to employees. The vesting of the options is contingent upon the achievement of certain profit targets for the year ended December 31, 2011 and the exercise price will be adjusted if the actual profits for 2011 exceed the profit targets. The contract life is 8 years. The fair value of the options as of the grant date was estimated to be US$2.62 per share on the grant date.  The total compensation cost of US$2,671, after the adjustment of estimated forfeiture, will be recognized as an expense over the vesting period from the grant date through the filing date of the Company's 2011 annual report on Form 20-F, assuming the profit targets will be met.

In May 2011, the Board of Directors of the Company has authorized a share repurchase program of up to US$20 million valid through the end of 2011.  Any purchases under the repurchase program may be made on the open market, from time to time, depending on market conditions and other factors.  The repurchases will be funded from the Company's available cash balance.

Additional Information-Financial Statement Schedule I
Financial Information of Parent Company
Balance Sheets
(in U.S. dollars in thousands, except share data)

	Years ended December 31,
	2009	2010
Assets

Current assets:
Cash and cash equivalents	1,340	100,703
Accounts receivable	120	126
Amounts due from related parties	4,118	5,875
Prepaid expenses and other current assets	345	1,183

Total current assets	5,923	107,887
Investment in subsidiaries	145,255	181,488

Other Non-current assets	-	352

Total assets	151,178	289,727

Liabilities and shareholders' equity

Current liabilities:
Amounts due to related parties	7,987	14,700
Accrued expenses and other payables	632	3,322
Consideration payable in connection with business acquisitions	14,239	15,594

CAMELOT INFORMATION SYSTEMS INC.

Total current liabilities	22,858	33,616
Contingent consideration payable-non-current	12,820	2,307
Other Non-current liabilities	-	1,090

Total liabilities	35,678	37,013

Shareholders' equity:
Series A convertible preferred shares (no par value, 44,055,018 shares authorized as of December 31, 2009 and 2010; 44,055,018 and nil shares issued and outstanding as of December 31, 2009 and 2010, liquidation value $30,000)	28,725	-
Series B convertible preferred shares (no par value, 4,019,328 shares authorized as of December 31, 2009 and 2010; 4,019,328 and nil shares issued and outstanding as of December 31, 2009 and 2010, liquidation value $5,000)	5,000	-
Ordinary shares (No par value; 451,925,654 shares authorized as of December 31, 2009 and 2010; 82,640,994 and 179,610,128 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	-	-
Shares to be issued	11,035	-
Additional paid-in capital	20,199	177,467
Subscription receivable	-
Retained earnings	43,194	61,791
Accumulated other comprehensive income	7,347	13,456

Total shareholders' equity	115,500	252,714

Total liabilities and shareholders' equity	151,178	289,727

CAMELOT INFORMATION SYSTEMS INC.

Financial Information of Parent Company
Statements of Operations
(in U.S. dollars in thousands, except share and per share data)

	Years Ended December 31,
	2008	2009	2010

Net revenues	116	152	130
Cost of revenues (including share-based compensation of US$130, US$147 and US$136 in 2008, 2009 and 2010, respectively)	(340)	(147)	(300)

Gross profit (loss)	(224)	5	(170)

Selling and marketing expenses (including share-based compensation of US$94, US$158 and US$354 in 2008, 2009 and 2010, respectively)	(94)	(158)	(354)
General and administrative expenses (including share-based compensation of US$852, US$938 and US$2,434 in 2008, 2009 and 2010, respectively)	(1,235)	(1,484)	(2,504)
Postponed initial public offering costs	(2,457)	-
Change in fair value of contingent consideration for acquisition of Agree and Tansun	-	(549)	(3,880)

Total operating expenses	(3,786)	(2,191)	(6,738)

Loss from operations	(4,010)	(2,186)	(6,908)
Other income (expenses), net	(118)	(185)	381
Equity in earnings of subsidiaries	9,703	15,337	25,124
Gain from extinguishment of liability	3,926	-	-

Income before provisions for income taxes	9,501	12,966	18,597
Provisions for income taxes	(219)	-	-

Net income	9,282	12,966	18,597

CAMELOT INFORMATION SYSTEMS INC.

Financial Information of Parent Company
Parent Company Statements of Shareholders Equity and Comprehensive Income
(in U.S. dollars in thousands, except share data)

	Series A preferred shares		Series B preferred shares		Ordinary shares		Share to	Additional paid-in	Subscription receivable	Retained	Accumulated other comprehensive	Total Shareholders'	Comprehensive
	Shares	Amount	Shares	Amount	Shares issued	Amount	be issued	capital	amount	earnings	income	equity	income
Balance as of January 1, 2008	44,055,018	28,725	4,019,328	5,000	73,691,478	-	-	6,878	(5,000)	20,946	3,638	60,187	10,219
Issuance of ordinary shares in connection with business acquisitions	-	-	-	-	3,083,336	-	-	3,689	-	-	-	3,689
Ordinary shares to be issued in connection with business acquisitions and debt extinguishment	-	-	-	-	-	-	3,270	-	-	-	-	3,270
Collection of subscription receivable	-	-	-	-	-	-	-	-	5,000	-	-	5,000
Share based compensation	-	-	-	-	-	-	-	1,076	-	-	-	1,076
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	3,553	3,553	3,553
Net income	-	-	-	-	-	-	-	-	-	9,282	-	9,282	9,282

Balance as of December 31, 2008	44,055,018	28,725	4,019,328	5,000	76,774,814	-	3,270	11,643	-	30,228	7,191	86,057	12,835
Issuance of ordinary shares in connection with business acquisition of Yinfeng	-	-	-	-	1,000,000	-	(1,218)	1,218	-	-	-	-
Issuance of ordinary shares in connection with business acquisition of Agree	-	-	-	-	4,866,180	-	-	6,095	-	-	-	6,095
Ordinary shares to be issued in connection with settlement of contingent consideration for acquisition of Yinfeng	-	-	-	-	-	-	3,223	-	-	-	-	3,223
Ordinary shares to be issued in connection with business acquisition of Tansun	-	-	-	-	-	-	5,760	-	-	-	-	5,760
Share based compensation	-	-	-	-	-	-	-	1,243	-	-	-	1,243
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	156	156	156
Net income	-	-	-	-	-	-	-	-	-	12,966	-	12,966	12,966

Balance as of December 31, 2009	44,055,018	28,725	4,019,328	5,000	82,640,994	-	11,035	20,199	-	43,194	7,347	115,500	13,122
Issuance of ordinary shares	-	-	-	-	7,932,000	-	(11,035)	11,035	-	-	-	-
Conversion of preferred shares upon the initial public offering ("IPO")	(44,055,018)	(28,725)	(4,019,328)	(5,000)	48,074,346	-	-	33,725	-	-	-	-
Issuance of common shares upon IPO	-	-	-	-	36,666,668	-	-	89,635	-	-	-	89,635
Issuance of common shares upon the follow-on public offering	-	-	-	-	4,296,120	-	-	19,949	-	-	-	19,949
Share based compensation	-	-	-	-	-	-	-	2,924	-	-	-	2,924
Foreign currency translation adjustment								-	-	-	6,109	6,109	6,109
Net income	-	-	-	-	-	-	-	-	-	18,597	-	18,597	18,597

Balance as of December 31, 2010	-	-	-	-	179,610,128	-	-	177,467	-	61,791	13,456	252,714	24,706

CAMELOT INFORMATION SYSTEMS INC.

Financial Information of Parent Company
Statements of Cash Flows
(in U.S. dollars in thousands)

	Years Ended December 31,
	2008	2009	2010

Cash flows from operating activities:
Net income	9,282	12,966	18,597
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in earnings of subsidiaries	(9,703)	(15,337)	(25,124)
Postponed initial public offering costs	2,457	-
Share-based compensation	1,076	1,243	2,924
Interest expenses of contingent consideration in connection with business acquisition of Red River Valley	226	-	-
Change in fair value of contingent consideration for acquisition of Agree	-	549	3,880
Gain on extinguishment of liability	(3,926)	-	-
Changes in operating assets and liabilities:
Accounts receivable	449	(15)	(6)
Amounts due from related parties	(3,829)	1,297	(1,757)
Amounts due to related parties	667	-	-
Prepaid expenses and other current assets	-	49	(769)
Other non-current assets	-	-	(352)
Accrued expenses and other payables	(37)	(69)	1,153
Income tax payable	219	-	-
Other long term payable	-	-	1,090

Net cash (used in) provided by operating activities	(3,119)	683	(364)

Cash flows from investing activities:
Purchases of businesses and increased investment in subsidiaries	(9,505)	(9,928)	(13,359)
Dividend received from subsidiaries	4,411	2,702	-

Net cash used in investing activities	(5,094)	(7,226)	(13,359)

Cash flows from financing activities:
Amounts due to related parties	-	7,320	6,713
Collection of subscription receivable	5,000	-	-
Payment of professional fee related to initial public offering	(1,899)	(264)	-
Proceeds from issuance of initial public offering, net of issuance cost		-	90,818
Proceeds from follow-on offering, net of issuance cost	-	-	19,807
Payment of deferred consideration for acquisition of Yinfeng	-	-	(4,252)

Net cash provided by financing activities	3,101	7,056	113,086

Net increase (decrease) in cash and cash equivalents	(5,112)	513	99,363
Cash and cash equivalents, beginning of year	5,939	827	1,340

Cash and cash equivalents, end of year	827	1,340	100,703

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO ADDITIONAL INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
 (In U.S. dollars in thousands)

1.	BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries.  The parent-only financial statements are presented as the restricted net assets of the consolidated subsidiaries exceed 25% of the consolidated net assets as of December 31, 2010.

2.	INVESTMENTS IN SUBSIDIARIES

The Company and its subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation.  For purpose of the Company's stand- alone financial statements, its investments in subsidiaries were reported using the equity method of accounting.  The Company's share of income and losses from its subsidiaries were reported as equity in earnings of subsidiaries in the accompanying parent company financial statements.

3.	INCOME TAXES

The Company is a British Virgin Islands company, therefore, is not subjected to income taxes for all years presented.

4.	RELATED PARTY BALANCE

The following represented related party balances as of December 31, 2009 and 2010:

	As of December 31,
	2009	2010
Amount due from related parties
Triumph	575	575
King's	104	379
Taiwan Camelot	910	1,410
Shanghai Camelot	5	5
Beijing Camelot	2,341	3,079
Asialink	15	15
Bayshore	168	412

Total	4,118	5,875

Amount due to related parties
Across Japan	(667)	(667)
Huaqiao	(7,320)	(14,033)

Total	(7,987)	(14,700)