Form 20-F
period 2011-12-31
Camelot Information Systems Inc.
filed 2012-04-26
CIK 1487295

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 20-F
_______________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT FOR THE TRANSACTION PERIOD FORM TO

COMMISSION FILE NUMBER 001-34797

Camelot Information Systems Inc.

(Exact name of Registrant as specified in its charter)

The British Virgin Islands
(Jurisdiction of Incorporation or Organization)

Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
(Address of Principal Executive Offices)

 Mr. Franklin King
Interim Chief Financial Officer
Camelot Information Systems Inc.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +86-10-82019000
Fax: +86-10-82019100
Email: investors@camelotchina.com
(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Name of Exchange On Which Registered
American depositary shares, each representing four	New York Stock Exchange

ordinary share, with no par value per share

Ordinary shares, with no par value per share *	New York Stock Exchange

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

Ordinary shares, with no par value	177,621,367

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).               Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. The functional currency of our company is U.S. dollars and the functional currencies of our operating subsidiaries may vary based on the location of these entities. A majority of our net revenues and a significant majority of our expenses are denominated in Renminbi, the legal currency of China. Our financial records contain amounts denominated in Japanese Yen, Hong Kong dollars and New Taiwan dollars, and as a result, this report may contain translations of certain Renminbi, Japanese Yen, New Taiwan dollars and Hong Kong dollars amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our reporting currency, or U.S. dollars, amounts of our assets and liabilities were translated from each subsidiary’s functional currency at the exchange rates as of the relevant balance sheet date; equity amounts were translated at historical exchange rates; and amounts of revenues, expenses, gains and losses were translated using the average rates for the relevant period. We make no representation that any currency amounts could have been, or could be, converted into any other currency at any particular rate, or at all. On April 20, 2012, the noon buying rates were RMB6.3080 to US$1.00, NT$29.45 to US$1.00, JPY81.60 to US$1.00 and HK$7.7613 to US$1.00. For more information, see “Item 3— Key Information— A. Selected Financial Data—Exchange Rate Information.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31,  2010 and 2011 have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the year ended December 31, 2007 and 2008, and selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Historical results are not necessarily indicative of results to be expected in any future period.

You should read the following selected consolidated financial and operating data in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”included elsewhere in this annual report.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in thousands, except share and per share data)
Consolidated statements of operations data:
Net revenues	51,380	90,772	118,003	192,863	227,120
Cost of revenues(1)(2)	(35,620)	(64,187)	(81,976)	(130,862)	(167,520)
Gross profit	15,760	26,585	36,027	62,001	59,600
Selling and marketing expenses(1)(2)	(1,796)	(3,818)	(6,199)	(11,138)	(20,263)
General and administrative expenses(1)	(5,700)	(11,613)	(12,627)	(21,605)	(45,065)
Research and development costs	—	(1,705)	(1,496)	(2,741)	(5,956)
Postponed initial public offering costs	—	(2,457)	—	—	—
Impairment of Intangible Assets	—	—	—	—	(8,552)
Impairment of Goodwill	—	—	—	—	(21,457)
Changes in fair value of contingent consideration for acquisitions of Agree, Tansun and Dimension	—	—	(549)	(3,880)	(1,669)
Total operating expenses	(7,496)	(19,593)	(20,871)	(39,364)	(102,962)
Government subsidies	27	—	56	123	255
Income (Loss) from operations	8,291	6,992	15,212	22,760	(43,107)
Interest expense	(6)	(310)	(96)	(475)	(935)
Interest income	396	244	118	498	1,194
Dividend income from short term investment	—	11	—	—	—
Gain/(loss) on short-term investment	—	(115)	44	—	—
Gain from extinguishment of liability	—	3,926	—	—	—
Income (Loss) before provisions for income taxes	8,681	10,748	15,278	22,783	(42,848)
Provisions for income taxes	(1,374)	(1,400)	(2,241)	(4,100)	1,791
Equity in earnings/(loss) of an affiliate, net of income taxes	6	—	—	—	—
Net income (Loss)	7,313	9,348	13,037	18,683	(41,057)
Less: Net (loss)/income attributable to non- controlling interest	—	(66)	(71)	(86)	233
Net income (loss) attributable to Camelot Information Systems Inc(3)	7,313	9,282	12,966	18,597	(40,824)

Net income per share attributable to shareholders of Camelot Information Systems Inc.
Basic-ordinary shares	0.06	0.07	0.10	0.12	(0.23)
Diluted-ordinary shares	0.06	0.07	0.10	0.11	(0.23)
Net income(loss) per ADS attributable to shareholders of Camelot Information Systems Inc.
Basic-ADSs	0.26	0.30	0.40	0.48	(0.91)
Diluted-ADSs	0.26	0.29	0.39	0.45	(0.91)

Weighted average shares used in calculating net income per share
Basic-ordinary shares	73,691,478	77,394,257	82,035,859	128,663,415	179,954,056
Diluted-ordinary shares	114,516,885	127,587,315	133,017,168	165,258,030	179,954,056
Weighted average shares used in calculating net income per ADSs
Basic-ADSs	18,422,870	19,348,564	20,508,965	32,165,854	44,998,514
Diluted-ADSs	28,629,221	31,896,829	33,254,292	41,314,508	44,998,514
___________
Notes:

(1) Includes the following amounts of share-based compensation expenses for the years indicated：

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in thousands)
Cost of revenues	89	130	147	136	1,463
Selling and marketing	55	94	158	354	7,427
General and administrative	355	852	938	2,434	10,476
Total share-based compensation expenses	499	1,076	1,243	2,924	19,366

(2) Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the years indicated：

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in thousands)
Cost of revenues	8	360	440	1,776	1,594
Selling and marketing expenses	946	2,372	3,224	4,332	3,213
General and administrative expenses	-	-	-	-	278
Total acquisition-related intangible amortization expenses	954	2,732	3,664	6,108	5,085

(3) To supplement the net income attributable to Camelot Information Systems Inc. presented in accordance with U.S. GAAP, we use the non-GAAP financial measure of net income attributable to Camelot Information Systems Inc., which is adjusted from results based on U.S. GAAP to exclude share-based compensation, acquisition-related intangible amortization, gain from extinguishment of liability, postponed initial public offering costs, changes in fair value of contingent consideration, and impairment of intangible assets and  goodwill. The non-GAAP financial measure is provided as additional information to enhance investors’ overall understanding of our current financial performance and prospects for the future. The non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of the non-GAAP financial measure may be different from the calculation used by other companies, and therefore comparability may be limited.

The following table sets forth the reconciliation of our adjusted net income attributable to Camelot Information Systems Inc. to the U.S. GAAP net income attributable to Camelot Information Systems Inc.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in thousands)
Net income (loss) attributable to Camelot Information Systems Inc. (U.S. GAAP)	7,313	9,282	12,966	18,597	(40,824)
Share-based compensation	499	1,076	1,243	2,924	19,366
Acquisition-related intangible amortization	954	2,732	3,664	6,108	5,085
Gain from extinguishment of liability	-	(3,926)	-	-	-
Postponed initial public offering costs	-	2,457	-	-	-
Impairment of Intangible Assets	-	-	-	-	8,552
Impairment of Goodwill	-	-	-	-	21,457
Changes in fair value of contingent consideration	-	-	549	3,880	1,669
Total non-GAAP adjustments	1,453	2,339	5,456	12,912	56,129
Net income attributable to Camelot Information Systems Inc. (non-GAAP)	8,766	11,621	18,422	31,509	15,305

The following table sets forth our selected consolidated statements of balance sheet data as of December 31, 2007, 2008, 2009, 2010 and 2011.

	As of December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	18,851	22,916	33,820	140,356	57,128
Term deposit	337	-	299	160	45,318
Total assets	72,352	118,905	191,267	341,465	315,396
Total liabilities	12,162	32,412	75,310	88,188	83,308
Total equity	60,190	86,493	115,957	253,277	232,088
Total liabilities and equity	72,352	118,905	191,267	341,465	315,396

Exchange Rate Information

Our business is primarily conducted in China and a substantial portion of our revenues are denominated in Renminbi. A majority of our net revenues and a significant majority of our expenses are denominated in Renminbi, the legal currency of China. Our financial records contain amounts denominated in Japanese Yen, Hong Kong dollars and New Taiwan dollars, and as a result this report may contain translations of certain Renminbi, Hong Kong dollars, New Taiwan dollars and Japanese Yen amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our reporting currency, or U.S. dollars, amounts of our assets and liabilities were translated from each subsidiary’s functional currency at the exchange rates as of the relevant balance sheet date; equity amounts were translated at historical exchange rates; and amounts of revenues, expenses, gains and losses were translated using the average rates for the relevant period. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.2939 to US$1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board in effect as of December 30, 2011, the last day of 2011 for which exchange rate data was available. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2012, the noon buying rate was RMB6.3080 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(l)	Low	High
	(RMBper$1.00)

2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7603	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364

October	6.3547	6.3710	6.3534	6.3825
November	6.3765	6.3564	6.3400	6.3839
December	6.2939	6.3482	6.2939	6.3733
2012
January	6.3080	6.3172	6.2940	6.3330
February	6.2935	6.2997	6.2935	6.3120
March	6.2975	6.3125	6.2975	6.3315
April (through April 20)	6.3080	6.3052	6.2975	6.3150
__________
Note:

(1)
Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are issued by G.5 statistical release of Federal Reserve Board, except April of 2012, which is calculated by using the average of daily rates during the relent period.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Related to Our Business and Our Industry

We face securities class actions in the U.S. which may have material adverse effect on our business.

Several securities class action lawsuits have been filed in the United States District Court for the Southern District of New York on behalf of purchasers of our ADS between July 21, 2010 and August 17, 2011 (the "Class Period"), including those who acquired our ADSs pursuant to or traceable to our registration statements and prospectuses issued in connection with our initial public offering on July 21, 2010 and our secondary public offering on December 10, 2010 ("Offerings").  The complaint charges us, certain of our officers and directors, and the underwriters involved in our Offerings with violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. The complaint alleges that during the Class Period, we issued materially false and misleading statement regarding our business practices and financial results. The deadline of making motions for lead plaintiff was March 5, 2012 and as of the date of this report, no lead plaintiff has been appointed, to the best of our knowledge.

We believe the complaints that have been made aware of are lack of any merit, however, the confidence of our current or potential investors as well as our business reputation may be adversely affected. Further, we can not assure you that there are not any similar allegations against us in the future. Should we receive any unfavorable judgment against us out of these allegations, our results of operations and financial condition could be materially and adversely affected and our business reputation may also be damaged.

 We have identified three material weaknesses in our internal control over financial reporting and cannot assure you that such material weaknesses will be remedied or additional material weakness will not be identified in the future. Our failure to implement or maintain effective control over financial reporting could result in material misstatement in our financial statements which could require us to restate financial statement in the future, or cause us not to be able to provide timely financial information, which may cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company's internal control over financial reporting in its annual report, which contains management assessment of the effectiveness of the company's internal control over financial reporting. In addition, under such rules, our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting.

In connection with management's assessment of the effectiveness of our internal over financial reporting for the period covered by this annual report, our management has identified three material weaknesses in our internal control over financial reporting and has concluded that as of December 31, 2011, our disclosure controls and procedures and our internal control over financial reporting were not effective. Our independent registered public accounting firm has express an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2011. See "Item 15 — Controls and Procedures."

The material weaknesses identified were: (1) lack of sufficient skilled resources with U.S. GAAP knowledge for the purposes of financial reporting and lack of continuing professional training on U.S. GAAP and SEC regulations and rules for accounting personnel; (2) insufficient segregation of duties in relation to the (a) review and calculation of payroll expense and (b) initiation and approval of payments by a subsidiary;  and (3) lack of policies and procedures on selection of subcontractors, lack of documented approval of cash flows forecast by the board of directors, and insufficient IT security controls in relation to (a) system login, anti-virus scans, and system backup and (b) access, changes and version controls over certain spread sheets used in consolidation process.

Despite our efforts to ensure the integrity of our financial reporting process, we cannot assure you that the material weaknesses identified in our internal control over financial reporting would be successfully remediated. Further, we cannot assure you that additional weakness in our internal control over financial reporting will not be identified in the future. Any failure to maintain existing controls or implement new controls would result in additional material weakness and cause us fail to meet our periodic reporting obligations which in turn could cause our shares to be de-listed or suspended from trading on the NYSE. Further, any such failure could result in material misstatements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price or lawsuits being filed against us by our shareholders or otherwise harm our reputation.   In addition, we may require more resources and incur more costs than currently expected to remediate our identified material weaknesses or any additional material weakness that may be identified in the future, which may adversely affect our results of operations.

 We may be unable to attract and retain skilled professionals in the competitive job market for IT professionals.

Our business involves the delivery of professional services and is highly labor-intensive. Our ability to execute current and future projects and to obtain new customers depends largely on our ability to attract, train, motivate and retain highly skilled personnel, particularly project managers, independent consultants, project leaders and domain experts. The loss of a significant number of our professionals or the inability to attract, hire, develop, train and retain additional skilled personnel may materially and adversely affect our ability to manage, staff and successfully complete our existing projects and obtain new projects. For instance, our previous chief executive officer of Agree, Mr. Wang Yuhui, and some of his team members resigned from our company during the second quarter 2011, which led to the disruption of our project deliveries and new contract signing. We believe that there is significant competition for skilled technology professionals both in China and worldwide. Increasing competition for these individuals may also significantly increase our labor costs, which may materially and adversely affect our profit margins and results of operations.

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

We derive a significant portion of our revenue from a limited number of customers. In 2009, 2010 and 2011, approximately 31.6%, 33.7% and 34.1% of our net revenues were derived from our single largest client. In the same periods, approximately 49.0%, 48.2% and 53.4% of our net revenues were derived from our five largest customers. We expect revenues from these customers will continue to account for a significant portion of our revenues. If we lose any one of our major customers or any of these customers significantly reduces its volume of business with us, our net revenues and profitability would be substantially reduced. In addition, the volume of work we perform for specific customers may vary from year to year, particularly since we are generally not the exclusive service provider for our customers. Our high customer base concentration may also adversely affect our ability to negotiate unit prices, due to the volume of delivery items with these customers, which may in turn materially and adversely affect our results of operations.

If our delivery center agreements with IBM are terminated or are not renewed for any reason, our relationship with IBM as well as our overall business, operating results and financial condition will be materially and adversely affected.

In addition to our then existing business with IBM, in March 2008, we entered into a technical services agreement and a master statement of work, or a master SOW, with IBM to establish a delivery center to deliver enterprise application services exclusively for IBM’s customers. In May 2011, we renewed the technical services agreement and the master SOW with IBM for an additional four years, under which the right for IBM to purchase the delivery center at a price based on the cumulative revenues generated by and net book value of the delivery center has been removed. Our net revenues derived from this delivery center totaled US$15.7 million in 2009, US$36.5 million in 2010 and US$47.4 million in 2011, or 13.3%, 18.9% and 20.9% of our total net revenues, respectively. We expect this delivery center to continue to account for a material percentage of our total net revenues for the foreseeable future.

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

Historically, our outstanding billed and unbilled accounts receivable have been relatively high. As of December 31, 2009, 2010 and 2011, our outstanding billed and unbilled accounts receivable were US$68.2 million, US$105.7 million and US$135.0 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Our revenues are highly dependent on customers primarily located in the PRC and certain other regions in Asia-Pacific.

Prior to 2006, we derived all of  our revenues from the PRC. However, as a result of a number of strategic acquisitions since 2006, we currently also derive a small portion of our revenues from customers in Taiwan and Japan.In 2009, 2010 and 2011, net revenues from the PRC, Taiwan and Japan in aggregate totaled US$117.2 million, US$190.5 million and US$225.2 million, respectively, representing 99.3%, 98.8% and 99.2% of our total net revenues, respectively. Accordingly, our revenues are highly dependent on the Greater China region and Japan, and in particular, on the continued technology spending of our existing and prospective customers in these regions. The growth in technology spending generally decreases in a challenging economic environment. Adverse economic conditions in the regions may cause some customers to reduce or defer their expenditures for IT services. Therefore, a decline in the level of economic activity in the Greater China region and Japan could materially and adversely affect our net revenues and profit margins.

We are subject to financial and business risks on completed or future acquisitions.

Since 2006, we have completed a number of strategic acquisitions to complement our business. We intend to continue to selectively acquire IT service companies to support our future growth. We are subject to a number of special financial and business risks in connection with our acquisition efforts, including among others, diversion of our management’s time, attention, and resources, decreased utilization during the integration process, loss of key acquired personnel, difficulties in integrating diverse corporate cultures, increased costs to improve or coordinate managerial, operational, financial, and administrative systems including dilutive issuances of equity securities, including convertible securities, assumption of legal liabilities, potential write-offs related to the impairment of goodwill and certain long term assets and additional conflicts of interest. In addition, we may be unable to manage an acquired entity profitably or successfully integrate its operations with our own. Any of these factors may adversely affect the growth of our business and results of operations.

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

A global financial and economic crisis, a severe or prolonged downturn slowdown in the global or Chinese economy, may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions.

Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. For example, our customers may decrease or delay the use of our services, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased use of our services by our existing customers. In addition, we could have difficulty collecting payments from our customers.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NYSE rules, are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. In particular, compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and external auditor's independent assessment of the internal control over financial reporting. We and our independent registered public accounting firm identified certain material weaknesses. See “Item 15. — Controls and Procedures”.

Following the identification of these material weaknesses, we have taken measures and plan to continue to take measures to remedy these weaknesses. However, the implementation of these measures may not fully address these material weaknesses in our internal control over financial reporting, and therefore we may not be able to conclude that they have been fully remedied. Our failure to remedy these material weaknesses or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.

Further, since 2009 and continuing into 2011, there has been an increased focus on corporate governance by the U.S. Congress and by the SEC in response to the recent credit and financial crisis in the United States. As a result of this increased focus, additional corporate governance standards have been promulgated with respect to companies whose securities are listed in the United States, including by way of the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and more governance standards are expected to be imposed on companies whose securities are listed in the United States in the near future.

In addition, it may become more expensive or more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer, and chief financial officer could face an increased risk of personal liability in connection with their performance of duties and our SEC reporting obligations. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

Our financial performance and prospects could be affected by natural disasters or health epidemics.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics. In March 2011, a magnitude 9.0 earthquake followed by a tsunami struck northeast Japan devastating much of the affected areas and causing widespread damage and casualties. Historically, our sales to Japan accounted 9.9%, 7.7% and 9.3% of our revenue in each of  2009, 2010 and 2011. In addition, in May 2008, a magnitude 8.0 earthquake struck Sichuan Province and certain other parts of the PRC, causing severe damage and casualties.

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

                Our future success is significantly dependent upon the continued service of our senior management and key technical personnel. The loss of any other members of our senior management or key technical personnel may materially and adversely affect our business and operations. For instance, it could jeopardize our relationships with customers and result in the loss of customer engagements. If we lose the service of any senior management member or key technical personnel, we may not be able to locate and obtain the service of qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth.  For instance, our third quarter 2011 financial results, particularly the Financial

Industry IT service business, had been adversely affected to a significant extent, mainly due to the departures of Mr. Wang Yuhui, our previous chief executive officer of Agree and  some of his team members during second quarter of 2011, which led to the disruption of our project deliveries and new contract signing. In November, 2011, Mr. Gordon Lau, resigned his position as our chief financial officer and certain of our board members have also been changed in the period from October to March 2012. Although Mr. Wang returned to our company in the third quarter 2011  and serves as the chief executive officer of Camelot Financial Information Technology Services Co., Ltd, one of our subsidiaries that focuses on the banking, financial services and insurance market in December 2011, we can't assure you that similar departure of director or the management personal will not happen again in the future and should it happen, our business, customer relationships or results of business may be badly affected to a significant extent.  In addition, if any of our senior management or key technical personnel joins a competitor or forms a competing company, we may lose customers, know-how, key technical professionals and employees. Each of our senior management members and key technical personnel has entered into an employment agreement with us which contains non-competition provisions. However, if any dispute arises between any of our senior management members or key technical personnel and us, we cannot assure you that we will be able to successfully enforce these provisions.

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

We often have access to, and are required to collect and store, sensitive or confidential customer information. Many of our customer agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive or confidential customer information, we could be subject to significant liability from our customers or from our customers’ customers for breaching contractual confidentiality provisions or privacy laws. The protection of the intellectual property rights and other confidential information of our customers are particularly important for us since our operation is mainly based in China. China, as well as Chinese companies, has not traditionally enforced intellectual property protection to the same extent as more developed countries such as the United States. Despite measures we take to protect the intellectual property and other confidential information of our customers, unauthorized parties, including our employees and sub-contractors, may attempt to misappropriate certain intellectual property rights that are proprietary to our customers or otherwise breach our customers’ confidences. Unauthorized disclosure of sensitive or confidential customer information or a violation of intellectual property rights may subject us to liabilities, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, damage our reputation and cause us to lose customers.

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

We have grown significantly in recent years as a result of the expansion of our service offerings and the undertaking of major acquisitions both within China and elsewhere. The total number of our IT professionals increased from 1,757 as of December 31, 2008 to 4,017 as of December 31, 2011. We expect our growth to place significant strain on our management and other resources. Specifically, we will need to continue to develop and improve our operational, financial and other internal controls, both in China and elsewhere. Continued growth imposes challenges on us in:

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

Fluctuation in currencies may materially and adversely affect our business.

A significant portion of our revenues and assets and liabilities are denominated in currencies other than the Renminbi such as Japanese Yen, the New Taiwan dollar, and the U.S. dollar. The value of the Renminbi against the U.S. dollar, Japanese Yen and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollars between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band.  As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We expect that a material portion of our revenues will continue to be generated in currencies other than the  Renminbi, including Japanese Yen, the New Taiwan dollar, and the U.S. dollar, for the foreseeable future and that a substantial majority of our expenses, including personnel costs, as well as operating expenditures, will continue to be denominated in Renminbi. Consequently, the results of our operations may be adversely affected as Renminbi appreciates against the U.S. dollar and other foreign currencies. In addition, any significant revaluation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our ADSs in U.S. dollar terms. As very limited types of hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations, we have not entered into any such hedging transactions. Accordingly, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

We face risks and uncertainties relating to our international operations.

Outside of the PRC, we have operations in a number of overseas locations such as Taiwan and Japan. We expect our net revenues derived from international markets to account for a material portion of our revenues in the future. Our international operations carry additional financial and business risks, including greater difficulties in managing and staffing foreign operations, cultural differences that may result in lower utilization, currency fluctuations that could adversely affect our financial position and operating results, unexpected changes in regulatory requirements, greater difficulties in collecting accounts receivable, longer sales cycles, restrictions on the repatriation of earnings, difficulties in enforcing judgments across multiple jurisdictions, and potentially adverse tax consequences, such as trapped foreign losses. If our revenues derived from international operations increase relative to our total net revenues, these factors could have a more pronounced effect on our results of operations.

Our corporate actions are substantially influenced by our principal shareholders, who can cause us to take actions in ways with which you may not agree.

As of March 31, 2012, our largest shareholders included our founders, Mr. Yiming Ma and Ms. Heidi Chou, each of whom owns approximately 8.1% and 7.7% of our outstanding ordinary shares and voting power.  Mr. Yiming Ma and Ms. Heidi Chou are husband and wife. Mr. Yiming Ma and Ms. Heidi Chou acting individually or as a group could exert substantial influence over matters such as electing directors and approving acquisitions, mergers or other business combination transactions. Any concentration of ownership and voting power, including the concentration of ownership and voting power resulted from the relationship between Mr. Yiming Ma and Ms. Heidi Chou, may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

We have granted, and may continue to grant employee stock options under our equity incentive plan . In addition, we have repriced, and may continue to reprice our outstanding stock options granted to our employees, any of which may result in increased share-base compensation expenses.

We have adopted the equity incentive plan on June 26, 2006. As of March 31, 2012, options to purchase a total of 16,811,328 ordinary shares of our company were outstanding ("2006 Equity Incentive Plan ").  For the year 2009, 2010 and 2011, we recorded US$1.2 million, US$2.9 million and US$19.4 million, respectively, in share-based compensation expenses. As of December 31, 2011, we had US$4.2 million of unrecognized share-based compensation expenses relating to share options, which are expected to be recognized over a weighted average vesting period of 1.2 years. We believe the granting of share options is of significant importance to our ability to attract and retain key personnel and employees, and we may continue to grant share options to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our result of operations.

               On November 28, 2011, in order to retain key personnel under then-current market conditions, we reduced the exercise price of our outstanding options granted under our 2006 Equity Incentive Plan for all of the employees ("Share Repricing") and incurred US$14 million share-based compensation expenses due to that Share Repricing. As the trading price of our ADSs fluctuates, we can not assure you that we will not continue to reduce the exercise price of our outstanding options granted under the existing equity incentive plan or other equity incentive plans that may be adopted in the future. Should we reduce the exercise price of the outstanding options, our share-base compensation expenses will be increased and our operating results will be adversely affected.

As a foreign private issuer, we are permitted to, and we  may rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirements that a majority of an issuer’s directors consist of independent directors. This may afford less protection to our holders of ordinary shares and ADSs.

Section 303A of the Corporate Governance Rules of the New York Stock Exchange requires listed companies to have, among other things, a majority of its board members be independent and a nominating and corporate governance committee consisting solely of independent directors. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. Although we are currently comply with NYSE requirements, we may rely on the foreign private issuer exemption to the extent that a majority of our board of directors are not consisting of independent directors, where it is a possibility that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result.

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

In June, 2010, we transferred all of our shares in Our Previous HK operations to third party individuals and as a result of such transfer, we no long have any shareholder rights, duties or liabilities in Our Previous HK operations. Since November 5, 2010, our business in Hong Kong has been conducted through Kings Consulting Services Ltd, or Kings, a company which is limited by shares and incorporated in Hong Kong and which is a wholly owned subsidiary of Camelot BVI. The business contracts between our customers and Our Previous HK Operations have already been transferred to Kings by way of signing the supplemental agreements with the relevant customers. All new business contracts with our customers which have been entered into after November 5, 2010 have been entered into with Kings.

Our computer networks may be vulnerable to security risks that could disrupt our services and adversely affect our results of operations.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Computer attacks or disruptions may jeopardize the security of information stored in and transmitted through computer systems of our customers. Actual or perceived concerns that our system maybe vulnerable to such attacks or disruptions may deter consumer from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches, which could adversely affect our results of operations.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could materially and adversely affect the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our results of operations.

A significant majority of our operations are conducted in China and a significant majority of our net revenues are derived from customers in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the economy of China has experienced significant growth in the past thirty years, growth has been uneven, both geographically and among various sectors of the economy. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China, could materially and adversely affect the overall economic growth of China and market demand for our IT services. Such changes could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our results of operations.

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

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce, or the MOFCOM, or its local counterparts. Also, on August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renmibi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 could result in severe monetary or other penalties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, We cannot assure you that we will be able to complete the necessary government registrations or obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals or complete the necessary government registrations, our ability to capitalize our PRC operations may be adversely affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Under the PRC Enterprise Income Tax Law and its implementing rules, both became effective from January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, the SAT issued a bulletin on August 3, 2011 to provide more guidance on the implementation of the above circular with an effective date to be September 1, 2011. The bulletin made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals or foreigners, like our company,  the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. While we do not believe we should be considered a resident enterprise, if the PRC authorities were to subsequently determine that we should be so treated, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Pursuant to the PRC Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a British Virgin Islands holding company and substantially all of our income may come from dividends from our PRC subsidiaries. To the extent these dividends are subject to withholding tax, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, will be reduced.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If any of our operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our operating subsidiaries only out of their respective retained earnings, if any, determined in accordance with PRC accounting standards and regulations. In addition, we may  fail to make certain PRC government filings on a timely basis in connection with our acquisitions, which may also restrict the ability of these acquired entities to make dividend payments to our holding company.

Under PRC laws and regulations, our operating subsidiaries are required to set aside 10% of their respective after-tax profits each year to fund a statutory surplus reserve. This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50% of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our operating subsidiaries are restricted in their ability to transfer a portion of their respective net assets to us in the form of dividends. Limitations on the ability of our operating subsidiaries to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures.   As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

 On March 28, 2007, SAFE adopted the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-

Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. Under our 2006 Plan, we have a significant number of options to purchase ordinary shares outstanding as well as a significant number of option shares reserved for future issuance. We and our PRC employees and directors who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. Failure to comply with such provisions may also prevent us from being able to grant equity compensation to our employees, which is a significant component of the compensation of many of our PRC employees. In that case, our business operations may be materially and adversely affected.

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

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations. Since our ADSs became listed on the New York Stock Exchange on July 20, 2010 up to April 24, 2012, the closing prices of our ADSs have ranged from US$26.73 to US$1.78 per ADS, and the last reported trading price on April 24, 2012 was US$3.16 per ADS. The price of our ADSs may continue to fluctuate in response to various factors, which include the following:

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

Our company may be classified as a passive foreign investment company (or a “PFIC”) for United States federal income tax purposes, which could subject United States investors in our ADSs or ordinary shares to adverse tax consequences.

Although we do not believe that we were classified as a PFIC for the taxable year ended 2011, there is a significant risk that we will be classified as a PFIC for our current taxable year ending 2012 and future taxable years unless our share value increases and/or we invest a substantial amount of the cash and other passive assets that we hold in assets that produce or are held for the production of active income.  A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income.  Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any year during which a U.S. investor holds our ADSs or ordinary shares, a U.S. investor may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules.  Furthermore, a U.S. investor will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. investor’s holding period in which we become a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years.  Accordingly, a U.S. investor should, to the extent an election is available, consider making a “mark-to-market” election to avoid owning PFIC-Tainted Shares.  See the discussion under “Item 10.E. Taxation – Material United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations” concerning the United States federal income tax consequences of an investment in the ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “mark-to-market” election.

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

In July 2010, we completed our initial public offering, in which, including the exercise of the over-allotment options, we issued and sold  of 9,166,667 ADSs representing 36,666,668 ordinary shares, and certain of our then shareholders sold 4,166,667 ADSs, representing 16,666,668 our ordinary shares. In December 2010, we completed our follow-on public offering of 7,160,206 ADSs representing 28,640,824 ordinary shares which were offered by our selling shareholders and we did not receive any proceeds from the sale of the ADSs by the selling shareholders. We also granted to the underwriters an option to purchase up to an additional 1,074,030 ADSs from us, which was exercised in full by the underwriters in December 2010. We received US$19.9 million from the sale of the 1,074,030 ADSs.

Historically, we have made a number of strategic acquisitions to complement our growth, including the acquisitions of Triumph Consulting & Service Co., Ltd. and its affiliates, or Triumph, Bayshore Consulting and Services Co., Ltd. and its PRC and offshore affiliates, or Bayshore, and Dalian Yuandong Digital Co., Ltd. and its PRC and offshore affiliates, or Dalian Yuandong, in 2006. Our significant acquisitions since 2007 include the following:

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

• In December 2009, we acquired 100% of Beijing Tansun Software Technology Co., Ltd. and its PRC and offshore affiliates, or Tansun , a company provides core business and enterprise software solutions and services for the financial services industry in China, including the consultation, design, development, implementation, testing and maintenance for key functions, such as corporate loan, risk management, supply chain financing, commercial loan, cash management, and internal collaboration and workflow.

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

In May 2011, our board of directors has authorized a share repurchase program of up to US$ 20 million running through the end of 2011. Any repurchase under the repurchase program may be made on the open market, depending on market conditions and other factors. The repurchase was funded from the company's available cash balance. As of December 31, 2011, we have repurchased 2,118,400 ADSs representing 8,473,600 ordinary shares of the company. As permitted under BVI law, we keep those shares as treasury shares.

In November 2011, our board of directors approved to reduce the exercise price of  all stock options granted to all employees under our 2006 Equity Incentive Plan. The reduced exercise price per ADS is US$0.01 or US$0.98 depending on their respective grant date ("Share Repricing"). Other than the exercise price of the option, the other terms of the options remained unchanged.

In December 2011, we established a wholly owned subsidiary Camelot Financial Information Technology Services Co., Ltd, in order to enhance our focus on clients, technology and markets in the banking, financial services and insurance sectors.  This new subsidiary will consolidate our Financial Industry Service resources and integrate teams from our previously acquired companies and our existing Financial Industry Service business line.

In April 2012, we signed a three-year strategic cooperative agreement (“Strategic Cooperative Agreement”) with Huawei Device Co. Ltd (“Huawei Device”) to develop enterprise application solutions for Huawei’s enterprise mobile solution platform.  Under the Strategic Cooperation Agreement, we will form special project teams to develop enterprise mobile application solutions for Huawei Device and will be named a strategic partner if Huawei accepts our enterprise mobile solutions.

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

The following table sets forth our net revenues by service line for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Enterprise application services	79,423	67.3	126,555	65.6	159,181	70.1
Financial industry IT services	38,580	32.7	66,308	34.4	67,939	29.9
Total net revenues	118,003	100.0	192,863	100.0	227,120	100.0

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

Customers

Our customer base consists of end customers in the PRC, Taiwan, Japan and the U.S. as well as multinational IT service providers and large state-owned enterprises.

Customer Profile

The following table sets forth our net revenues by the geographical location of our customer for the periods indicated. For purpose of this table, we have determined the geographical location of a customer based on the place of incorporation of the contractual counterparty.

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
PRC and Taiwan	105,567	89.4	175,860	91.1	204,112	89.9
Japan	11,642	9.9	14,663	7.7	21,120	9.3
Others	794	0.7	2,340	1.2	1,888	0.8
Total net revenues	118,003	100.0	192,863	100.0	227, 120	100.0

The following table sets forth, for the period indicated, our net revenues by industry in which our end customers operate.

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Financial services	41,276	35.0	69,950	36.2	66,350	29.2
Resources and energy	28,256	23.9	41,413	21.5	42,794	18.8
Manufacturing and automobile	20,139	17.1	34,003	17.6	39,213	17.2
Technology	12,153	10.3	20,947	10.8	27,178	12.0
Telecommunication, media and education	4,346	3.7	6,778	3.6	13,563	6.0
Construction and steel	3,949	3.3	7,530	3.9	5,402	2.4
Retail, consumer and transportation	6,558	5.6	5,420	2.8	8,821	3.9
Others	1,326	1.1	6,822	3.6	23,799	10.5
Total net revenues	118,003	100.0	192,863	100.0	227,120	100.0

In 2009, 2010 and 2011, our five largest customers accounted for 49.0%, 48.2% and 53.4%, respectively, of our net revenues.  During the same periods, our largest customer, IBM, which is also the only customer accounting for 10% or more of our total net revenues, accounted for 31.6%, 33.7% and 34.1%, respectively, of our net revenues.

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

IBM Delivery Center Agreements

In March 2008, we entered into a technical services agreement and a master statement of work, or a master SOW, with IBM to establish a delivery center to deliver enterprise application services exclusively for IBM’s customers. Our wholly owned subsidiary, Shanghai Camelot Information Technology Co. Ltd., or Camelot Shanghai, developed the delivery center in 2008. In May 2011, we renewed the technical services agreement and the master SOW with IBM for an additional four-year term. Our net revenues derived from this delivery center totaled US$15.7 million in 2009, US$36.5 million in 2010 and US$47.4 million in 2011, or 13.3%, 18.9% and 20.9% of our total net revenues, respectively.

Key terms of the renewed technical services agreement include the following:

•
3 Days Purchase Demand Priority. Subject to the accomplishment of IBM’s internal process and system setting, for technical service subcontracting demand of IBM 's application service business line (the scope of which will defined by IBM solely), IBM will provide us a purchase demand 3 days before it provides such purchase demand to other technical service suppliers. IBM reserves the right to change or cancel such 3 days priority, in the event we materially breach the renewed technical services agreement.

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

Delivery of Our Services

We provide a significant majority of our services on-site through our IT professionals based in Beijing, Shanghai, Dalian, Zhuhai, Nanjing, Wuxi, Taipei and Tokyo, as well as through our professionals based in Kunshan and Jiaxing which primarily support our Shanghai operations. We had 2,454, 3,162 and 4,017 IT professionals as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth, as of December 31, 2011, the number of our professionals by the location in which they are based.

	As of December 31, 2011		Services and Solutions Provided
	Number of IT Professionals	% of Total
Beijing	1,968	49.0	all service lines
Shanghai	396	9.9	all service lines
Dalian	482	12.0	enterprise application services
Taipei	153	3.8	financial industry IT services
Zhuhai	189	4.7	financial industry IT services
Jiaxing	26	0.6	enterprise application services
Tokyo	40	1.0	enterprise application services
Nanjing	20	0.5	enterprise application services
Xiamen	227	5.7	financial industry IT services
Kunshan	436	10.8	enterprise application services
Wuxi	80	2.0	enterprise application services
Total	4,017	100.0

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

 To further clarify the implementation of Circular 75, the SAFE issued various rules, including Circular 106 on May 29, 2007 and Circular No.19 issued on May 20, 2011. Circular 106 distinguishes between various scenarios in offshore financing and round-trip investment, and puts forth the SAFE’s corresponding positions thereon. The overall theme is still on strengthening control over offshore financing routes by way of clarifying certain areas. Under Circular 106, onshore resident shareholders in an offshore company, which has at least two years’ operating history and has made investment in China, can apply for registration under Notice 75. There is no deadline for such registration. Also, under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report such shareholders to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions. In accordance with Circular 106, “the individuals who do not have domestic lawful identity in the PRC but reside in the PRC habitually for the purpose of economic interests” mainly include the following (no matter whether he/she has a PRC legal identification certificate or not): (i) individuals who have domestic permanent residence leave this domestic permanent residence temporarily for reasons including overseas travel, study, medical treatment, work, or the requirements of overseas residence, etc.; (ii) individuals who hold domestic-funded rights and interests of domestic enterprises; and (iii) individuals who hold domestic-funded rights and interests in domestic enterprises which were converted into foreign-funded rights and interests with the same individuals holding the aforementioned rights and interests. Circular No.19 established more specific and stringent supervision on the registration process required by Circular No.75. For example, Circular No.19 imposes obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local SAFE authorities concerning any shareholder or beneficial owner of the offshore entity who is a PRC citizen or resident. Untrue statements by the onshore subsidiaries may lead to potential liability for the subsidiaries, and in some instances, for their legal representatives or other liable individuals. In view of the fact that none of our direct or indirect shareholders is a PRC citizen or resides in the PRC habitually for the purpose of economic interests as specified in Circular 106, we understand none of our direct or indirect shareholders shall be deemed as a domestic resident natural person under Circular 75 and is subject to the requirement of registration with SAFE under the same. Furthermore, we have contacted the Beijing branch of SAFE and attempted to submit documents prepared for their registration. The officials at the local SAFE branch in Beijing stated that neither we nor our shareholders were in the categories which would require registration with SAFE. Therefore neither we nor our shareholders are subject to the requirement of registration with SAFE under Circular 75. Nonetheless, we are seeking further guidance from the relevant government authorities and will promptly take all steps to comply with their requirements when they become available.

On 29 August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142. Pursuant to Circular 142, the Renminbi fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for.

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
42.72% Nanjing Camelot Information Systems Engineering Co., Ltd. (PRC)
57.28%
100% Beijing Red River Valley Information Technology Co., Ltd.. (PRC)
100% Beijing Yinfeng Technology Development Co., Ltd. (PRC)
100% Taiwan Camelot Information Inc. (Taiwan)
100% Dalian Yuandong Digital Co., Ltd. (PRC)
100% Dimension InfoTech Co. Ltd. (PRC)
100% Camelot Information Technology Consulting (Wuxi) Co., Ltd. (PRC)
100% Camelot Financial Information Technology Services Co., Ltd. (PRC)
100% Konwell Technologies Ltd. (BVI)
100% Beijing Facelta Information System Ltd. (PRC)
100% King's Consulting Services Limited (Hong Kong)
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

We currently have offices located in 15 cities across the PRC, Taiwan, Japan and Hong Kong. Our principal executive offices in Beijing, which we began to occupy in November 2009, consist of approximately 4,336 square meters of office space. Our lease for this office space expires in July 2019, and our rent is approximately US$75,700 per month in 2010 and 2011. Our principal executive offices accommodate our executive team and corporate functions, as well as a portion of our IT professionals. For information of our property and equipment, also see Note 7 to the financial statements attached to this annual report.

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

The following table sets forth the location, type of ownership, and approximate size of our material facilities as of December 31, 2011.

Location	Type of Ownership	Approximate Size of Space
		(Square meters)
Beijing, PRC	leased	6,912
Beijing, PRC	owned	748
Kunshan, PRC	leased	3,256
Xiamen, PRC	owned	1,611
Dalian, PRC	leased	3,374
Taipei, Taiwan	leased	1,494
Nanjing, PRC	leased	436
Taichung, Taiwan	leased	406
Shanghai, PRC	leased	933
Zhuhai, PRC	leased	81

Jiaxing, PRC	leased	266
Shenzhen, PRC	leased	876
Kaohsiung, Taiwan	leased	97
Hongkong, PRC	leased	44
Tokyo, Japan	leased	29
Wuxi, PRC	leased	1,594
Total space		22,157

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Our operations are primarily based in China, where we derive a substantial portion of our revenues. Since the establishment of our company, we have grown significantly through organic growth. Since 2006, we have also made a number of strategic acquisitions that expanded our presence in China and the Asia-Pacific region. In 2009, 2010 and 2011, our net revenues totaled US$118.0 million, US$192.9 million and US$227.1 million, respectively.  In 2009 and 2010, our net income attributable to Camelot Information Systems Inc. totaled US$13.0 million and US$18.6 million, respectively. In 2011, our net loss attributable to Camelot Information Systems Inc. totaled US$40.8 million.

Our total assets as of December 31, 2011 were US$315.4 million of which cash and cash equivalent amounted to US$57.1 million and term deposits amounted to US$45.3 million.  Our total liabilities as of December 31, 2011 were US$83.3 million accounting for 26.4% of total liabilities and shareholders' equity. As of December 31, 2011, our retained earnings accumulated to US$10.4 million.

 Factors Affecting Our Results of Operations

 We believe the most significant factors that affect our business and results of operations include the following

•
Productivity and utilization.  The changes in productivity and utilization of our professionals are affected by the number and size of customer engagements, the timing of the commencement, completion and termination of engagements, billing rates of our professionals, and our ability to transition our professionals efficiently from completed engagements to new engagements. A key indicator we use to assess the productivity and utilization of our professionals is net revenues per employee, which is calculated based on the simple average number of employees at the beginning and end of each period, totaled approximately US$48,000,  US$58,600 and US$53,800, for 2009, 2010 and 2011, respectively. To enhance productivity and utilization of our professionals, we have increased the use of outsourcing services and are cautious in hiring permanent employees. Billing rates of our professionals have remained relatively stable in recent years and are expected to continue to remain relatively stable for the foreseeable future. The productivity and utilization of our professionals will continue to affect our net revenues, gross profit and net income in the future.

•
Customer diversity.  In recent years, as we have expanded significantly in the financial industry IT services business, we have diversified our customer base. While we are seeking out new customers in both of our service lines, we intend to continue to enhance our strategic relationships and address the needs of our existing customers. The gain or loss of significant customers, or any significant change in the business volume from a particular customer will affect our operating performance. In particular, we have maintained a strong relationship with IBM for the past 14 years. IBM has been our largest customer in 2009, 2010 and 2011, accounting for 31.6%, 33.7% and 34.1% of our net revenues, respectively.  As part of our cooperation with IBM, we have entered into a number of initiatives, including the joint development of a service delivery center in March 2008, focused on enterprise application software and services. Our net revenues derived from this delivery center totaled US$15.7 million in 2009, US$36.5 million in 2010 and US$47.4 million in 2011, or 13.3%, 18.9% and 20.9% of our total net revenues, respectively. As this delivery center becomes more successful, we expect IBM to continue to be our largest customer and the net revenues contribution from IBM may increase even as we intend to continue to diversify our customer base.

•
Acquisitions.  As part of our growth strategy, we make, and plan to continue to make, strategic acquisitions from time to time to complement our existing business. We identify potential acquisition targets based on a variety of factors, such as the target’s profitability, growth potential, customer base, business and portfolio mix, domain expertise, shared management vision, and our ability to integrate the target’s business with our existing business. In recent years, our acquisitions (including those of VLife, Yinfeng, Harmonation, Agree and Tansun) have been primarily in the financial industry IT services area, which we believe will experience significant growth as banks continue to modernize their IT infrastructure. Although these acquisitions have helped us increase our net revenues and maintain our gross margins, they have also contributed to an increase in the absolute amounts of our operating expenses, which were US$20.9 million, US$39.4 million and US$102.9 million (including US$30.0 million impairment loss on intangible assets and impairment loss on goodwill) in 2009, 2010 and 2011, respectively. In addition, in light of the number of acquisitions we have made in recent years, our acquisition-related intangible amortization expenses have significantly affected our net income. As we continue to pursue acquisition opportunities in the future, our operating results and other aspects of our financial performance will be affected accordingly.

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

•
Ability and related costs incurred to attract, retain and motivate qualified employees.  Our ability to attract, train and retain a large and cost-effective pool of qualified professionals, including our ability to leverage and expand our proprietary database of qualified IT professionals, to develop additional joint training programs with universities, and our employees’ job satisfaction, will affect our financial performance. We have incurred significant costs, and plan to incur additional costs in the future, to attract qualified professionals to work for us. Our compensation and benefits expenses for our IT professionals totaled US$29.4 million, US$39.0 million and US$63.5 million for 2009, 2010 and 2011, respectively, which reflected 24.9%, 20.2% and 28.0% of our net revenues, respectively. These costs have included share-based compensation expenses of US$147,000, US$136,000 and US$1,463,000 for share options granted to our IT professionals for the years ended December 31, 2009, 2010 and 2011, respectively.

Key Components of Results of Operations

Net Revenues

Our net revenues represent our total revenues less applicable business taxes and related surcharges. Our net revenues in 2009, 2010 and 2011 were US$118.0 million, US$192.9 million and US$227.1 million, respectively. Our business taxes and related surcharges in 2009, 2010 and 2011 were US$3.9 million, US$6.4 million and US$7.0 million, respectively.

Net Revenues by Service Line

 We provide our services primarily through two service lines: (i) enterprise application services; and (ii) financial industry IT services. The following table sets forth our net revenues by service line for the years indicated.

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Enterprise application services	79,423	67.3	126,555	65.6	159,181	70.1
Financial industry IT services	38,580	32.7	66,308	34.4	67,939	29.9
Total net revenues	118,003	100.0	192,863	100.0	227,120	100.0

Net Revenues by Pricing Model

The following table sets forth our net revenues by pricing model for the years indicated.

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Time-and-expense contracts	59,667	50.6	99,071	51.4	121,762	53.6
Fixed-price contracts	58,336	49.4	93,792	48.6	105,358	46.4
Total net revenues	118,003	100.0	192,863	100.0	227,120	100.0

Our customer contracts may be categorized by pricing model into time-and-expense contracts and fixed-price contracts. Under time-and-expense contracts, we are compensated for actual time incurred by our IT professionals at negotiated daily billing rates. Under some of these contracts, we also may be able to charge overtime rates in addition to the daily rate. Fixed-price contracts require us to perform services throughout the contractual period, and we are paid in installments upon completion of specified milestones under the contracts. Our billing rates have generally remained stable in 2009, 2010 and 2011.

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

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Single largest	37,315	31.6	64,987	33.7	77,387	34.1
Five largest	57,869	49.0	92,974	48.2	121,211	53.4
Ten largest	74,325	63.0	115,456	59.9	155,193	68.3

Our five largest customers in 2011 were IBM, State Grid, Lenovo, China Construction Bank and Hitachi. Our five largest customers in 2010 were IBM, Hitachi, Lenovo, State Grid and China Construction Bank. Our five largest customers in 2009 were IBM, Hitachi, NRI, Bank of China and Accenture. IBM, with which our business relationship began in 2000, was our largest customer in each of 2009, 2010 and 2011. Our long-standing relationship with IBM has fostered new initiatives between our company and IBM, including the development of a service delivery center focused on enterprise application services.

  Net Revenues by Industry

 The following table sets forth, for the years indicated, our net revenues by the industry in which our end customers operate.

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Financial services	41,276	35.0	69,950	36.2	66,350	29.2
Resources and energy	28,256	23.9	41,413	21.5	42,794	18.8
Manufacturing and automobile	20,139	17.1	34,003	17.6	39,213	17.2
Technology	12,153	10.3	20,947	10.8	27,178	12.0
Telecommunication, media and education	4,346	3.7	6,778	3.6	13,563	6.0
Construction and steel	3,949	3.3	7,530	3.9	5,402	2.4
Retail, consumer and transportation	6,558	5.6	5,420	2.8	8,821	3.9
Others	1,326	1.1	6,822	3.6	23,799	10.5
Total net revenues	118,003	100.0	192,863	100.0	227,120	100.0

 Net Revenues by Customer Location

The following table sets forth our net revenues by the geographical location of our customers for the years indicated. For purpose of this table, we have determined the geographical location of a customer based on the place of incorporation of the contractual counterparty.
	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
PRC and Taiwan	105,567	89.4	175,860	91.1	204,112	89.9
Japan	11,642	9.9	14,663	7.7	21,120	9.3
Others	794	0.7	2,340	1.2	1,888	0.8
Total net revenues	118,003	100.0	192,863	100.0	227,120	100.0

Cost of Revenues

 Our cost of revenues mainly consists of outsourcing costs, compensation and benefit expenses (including share-based compensation expenses) of our IT professionals, travel expenses and material costs. The following table sets forth the components of our cost of revenues for the years indicated.

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Outsourcing costs	29,593	36.1	66,906	51.2	79,714	47.6
Compensation and benefit expenses	29,364	35.8	38,908	29.8	63,327	37.8
Travel expenses	12,584	15.4	11,353	8.7	10,945	6.5
Material costs	7,122	8.7	8,860	6.8	6,955	4.2
Others	3,313	4.0	4,835	3.5	6,579	3.9
Total cost of revenues	81,976	100.0	130,862	100.0	167,520	100.0

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

 Operating Expenses

 Selling and Marketing Expenses

 Selling and marketing expenses consist primarily of compensation and benefit expenses relating to our business development and marketing personnel, including share-based compensation expenses, travel expenses, selling and marketing-related office expenses and amortization expenses. In 2009, 2010 and 2011, our selling and marketing expenses totaled US$6.2 million, US$11.1 million and US$20.3 million , respectively, representing 5.3%, 5.8% and 8.9%, respectively, of our net revenues in these periods. We expect our selling and marketing expenses to increase as we continue our business expansion.

Amortization expenses as a component of selling and marketing expenses include amortization of intangible assets of our acquired entities. In 2009, 2010 and 2011, the intangible assets subject to amortization primarily consisted of customer relationships. Our selling and marketing expenses in 2009, 2010 and 2011 included US$3.2 million, US$4.3 million and US$3.2 million, respectively, in amortization expenses related to the intangible assets of our acquired entities and we currently estimate that we will incur US$1.6 million in 2012.

 General and Administrative Expenses

 General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than IT professionals and our business development team, including share-based compensation expenses, office expenses, depreciation expenses, travel expenses, rental expenses and overhead expenses. General and administrative expenses also include legal and other professional fees and other miscellaneous administrative costs. Depreciation expenses as a component of general and administrative expenses excluded those included in the cost of revenues and selling and marketing expenses. In 2009, 2010 and 2011, our general and administrative expenses totaled US$12.6 million, US$21.6 million and US$45.0 million, respectively, representing 10.7%, 11.2% and 19.8%, respectively, of our net revenues in these periods.

Research and Development Costs

 Research and development costs primarily consist of compensation and benefit expenses relating to our research and development professionals. Historically, these costs primarily related to the research and development efforts at VLife, Harmonation, Agree, Tansun and Yinfeng, which we acquired in 2008 and 2009. In 2009, 2010 and 2011, our research and development costs totaled US$1.5 million, US$2.7 million and US$6.0 million, respectively.

Change in fair value of contingent consideration for acquisitions of Agree, Tansun and Dimension.

 In connection with the acquisitions of Agree, Tansun and Dimension, we agreed to pay performance-based cash considerations as followed (1) for Agree, we agreed to pay additional performance-based cash considerations between RMB63 million (approximately US$9.3 million) and RMB75 million (approximately US$11.0 million), based on its earnings in 2010, (2) for Tansun, we agreed to pay performance-based cash considerations up to RMB40 million (approximately US$5.9 million) based on its earnings in 2010 and 2011 and (3) for Dimension, we also agreed to pay additional performance-based cash considerations with benchmark of RMB19.8 million (approximately US$3.2 million) based on its earnings in 2011 and 2012. The contingent consideration was recorded at fair value at the acquisition date and subsequently adjusted on a marked-to-market basis. In 2011, our change in fair value of contingent consideration for acquisitions of Agree, Tansun and Dimension are US$1.7 million.

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

	For the Year Ended December 31,
	2009	2010	2011
	(U.S. dollars in thousands)
Cost of revenues	147	136	1,463
Selling and marketing expenses	158	354	7,427
General and administrative expenses	938	2,434	10,476
Total share-based compensation expenses	1,243	2,924	19,366

Government Subsidies

 We receive government subsidies from the PRC government if we meet the conditions under certain incentive policies. In 2009, we received US$56,000 in government subsidies for our recruitment of new graduates during the financial crisis. In 2010, we received US$123,000 in government subsidies mainly for the off-shore outsourcing subsidies.  In 2011, we received US$255,000 in government subsidies relating to off-shore outsourcing activities.

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

Taxation

INCOME TAXES

The current and deferred components of income tax expense (benefit) were as follows:

	Years ended December 31,
	2009	2010	2011
	U.S.dollars in thousands）
Current
PRC	1,780	5,224	2,269
Others	1,199	200	-
Total current income taxes	2,979	5,424	2,269
Deferred
PRC	(558)	(1,276)	(3,031)
Others	(180)	(48)	(1,029)
Total deferred income taxes	(738)	(1,324)	(4,060)
Total income taxes	2,241	4,100	(1,791)

British Virgin Island

The Company and its subsidiaries that were incorporated in the BVI are not subject to taxation in their country of incorporation.  We have certain business activities conducted in the PRC which is only subject to PRC income taxes.  Subsidiaries incorporated in the BVI include Triumph and Konwell.

Hong Kong

King’s was established in Hong Kong and is subject to Hong Kong profit tax at 16.5%.

Japan

Entoh was established in Japan and is subject to Japanese income taxes at 43%.

Taiwan

Taiwan Camelot, Hwawei, VLife and Harmonation were subject to Taiwan income taxes at 25%, 17% and 17% for 2009, 2010 and 2011.

PRC

Our PRC entities are subject to an enterprise income tax rate at 25% tax rate pursuant to the PRC Enterprise Income Tax (EIT), other than the preferential tax treatment enjoyed by certain entities described below.

Subsidiaries	0%	10%	12.5%	15%	20%	22%	24%

Camelot Beijing	-	-	-	2009 - 2013	-	-	-
Red River Valley	-	-	-	2009 - 2013	-	-	-
Yinfeng	-	-	-	2009 - 2013	-	-	-
Agree Zhuhai	-	-	-	2009 - 2013	-	-	-
Tansun Beijing	-	-	-	2009 - 2011	-	-	-
Faceita	-	-	-	2009 - 2011	-	-	-
Bayshore	-	-	-	2009 - 2011	-	-	-
Dimension	-	-	-	2011-2013	-	-	-
Jiaxing Camelot	2009	-	2010-2012	-	-	-	-
Shanghai Camelot	-	2009	-	-	-	2010	2011
Asialink	-	-	-	-	2009	2010	2011
Dalian Yuandong	-	2009	2010-2011	-	-	-	-
Agree Shanghai	2010-2011	-	2012-2014	-	-	-	-
Huaqiao	2010-2011	-	2012-2014	-	-	-	-
Kunshan	2011-2012	-	2013-2015	-	-	-	-
Beijing Heng En		2011

An enterprise which qualifies as a high and new technology enterprise ("HNTE") is entitled to a tax rate of 15%. In 2008 Camelot Beijing, Red River Valley, Yinfeng, and Agree Zhuhai obtained the new HNTE status, which was renewed by these companies in 2011.  Therefore, they were entitled to the preferential income tax rate of 15% until 2013.  Bayshore, Faceita and Tansun Beijing obtained the HNTE status in 2009. Dimension obtained the HNTE status in 2011. We believe it is highly likely that our qualifying entities will continue to obtain the renewal in the future.

Jiaxing Camelot qualified as a "manufacturing foreign-invested enterprise" and therefore was entitled to a two-year EIT exemption from the earlier of its first tax-profitable year 2008 and followed by a 50% reduction in tax rate for the succeeding three years.  Accordingly, Jiaxing Camelot was entitled to EIT exemption for 2008 and 2009 and a preferential tax rate of 12.5% for 2010 to 2012.

Shanghai Camelot and Asialink were entitled to preferential tax rates based on their qualifications as "Software Enterprise of Pu Dong District of Shanghai" and subjected to a 24% tax rate in 2011 and Dalian Yuandong was subjected to a 12.5% tax rate in 2011.

Agree Shanghai and Huaqiao qualified as "Software Enterprise" in 2010 and were entitled to a two-year EIT exemption for 2010 and 2011, followed by a 50% reduction in tax rate for the succeeding three years, provided their business operations continue to qualify as "Software Enterprise."

Kunshan qualified as "Software Enterprise" in 2011 and were entitled to a two-year EIT exemption for 2011 and 2012, followed by a 50% reduction in tax rate for the succeeding three years.  Beijing Heng En was subject to 10% tax rate in 2011 verified by local tax authority, provided its business operation continues to qualify as "Software Enterprise."

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

Revenues from our services are subject to a 5% business tax and related surcharges on the revenues earned from providing services, except that Nanjing Camelot  Information Systems Engineering Co. Ltd, or Camelot Nanjing has qualified for business tax at 3%. In addition, according to an incentive agreement entered between Camelot Information Technology Co., Ltd. and the local government, Camelot Information Technology Co., Ltd. is entitled to certain amount of business tax refund as determined by local government and tax authorities on an annual basis for five years from 2011 through 2015.

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

PRC Urban Maintenance and Construction Tax and Education Surcharge

 From December 1, 2010, the Tentative Regulations of the People’s Republic of China on Urban Maintenance and Construction Tax promulgated in 1985 and the Tentative Rules on Levy of Education Surcharge promulgated in 1986 by the State Council shall be applicable to foreign-invested enterprises, foreign enterprises and individual foreigners. Laws, regulations, rules and policies on urban maintenance and construction tax and education surcharge promulgated by the State Council and the finance and tax competent authorities under the State Council since 1985 shall be also applicable to foreign-invested enterprises, foreign enterprises and individual foreigners, which are generally subject to tax and surcharge by various local tax authorities at rate ranging from 1% to 7% on value-added tax amount, business tax amount and consumption tax amount.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(U.S. dollars in thousands, except percentages)
Net revenues	118,003	100.0%	192,863	100.0%	227,120	100.0%
Cost of revenues	(81,976)	(69.5)%	(130,862)	(67.9)%	(167,520)	(73.8%)
Gross profit	36,027	30.5%	62,001	32.1%	59,600	26.2%
Selling and marketing expenses	(6,199)	(5.3)%	(11,138)	(5.8)%	(20,263)	(8.9%)
General and administrative expenses	(12,627)	(10.7)%	(21,605)	(11.2)%	(45,065)	(19.8%)
Research and development costs	(1,496)	(1.3)%	(2,741)	(1.4)%	(5,956)	(2.6%)
Postponed initial public offering costs	-	-	-	-	-	-
Impairment of Intangible Assets	-	-	-	-	(8,552)	(3.8%)
Impairment of Goodwill	-	-	-	-	(21,457)	(9.5%)
Changes in fair value of contingent consideration for acquisition of Agree, Tansun and Dimension	(549)	(0.5)%	(3,880)	(2.0)%	(1,669)	(0.7%)
Total operating expenses	(20,871)	(17.7)%	(39,364)	(20.4)%	(102,962)	(45.3%)
Government subsidies	56	0.0%	123	0.1%	255	0.1%
Income (loss) from operations	15,212	12.9%	22,760	11.8%	(43,107)	(19.0%)
Interest expense	(96)	(0.1)%	(475)	(0.2)%	(935)	(0.4%)
Interest income	118	0.1%	498	0.2%	1,194	0.5%
Dividend income from short(term) investment	—	—	—	—	—	—
Gain on short term investment	44	0.0%	—	—	—	—
Gain from extinguishment of liability	—	—	—	—	—	—
Income (loss) before provisions for income taxes	15,278	12.9%	22,783	11.8%	(42,848)	(18.9%)
Provisions for income taxes	(2,241)	(1.9)%	(4,100)	(2.1)%	1,791	0.8%
Equity in earnings of an affiliate, net of income taxes	—	—	—	—	—	—
Net income (loss)	13,037	11.0%	18,683	9.7%	(41,057)	(18.1%)
Less: Net (loss) income attributable to non (controlling interest	(71)	(0.1)%	(86)	0.0%	233	0.1%
Net income (loss) attributable to Camelot Information Systems Inc.	12,966	11.0%	18,597	9.7%	(40,824)	(18.0%)

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues

For the year ended December 31, 2011, our net revenues increased by 17.8% to US$227.1 million from US$192.9 million in 2010. The overall growth in our net revenues reflected an increase in revenues from both of our service lines.

Our total net revenues for the year ended December 31, 2011 from our Enterprise Application Services increased by 25.8% to US$159.2 million from US$126.6 million in 2010, primarily reflecting the continuing growth of this service line and a general industry and financial market recovery in recent periods. Our net revenues from IBM increased from US$65.0 million in 2010 to US$77.4 million in 2011, primarily reflecting the continued strengthening of our relationship and the resulting additional business volume from IBM. Our total net revenues for the year ended December 31, 2011 from our Financial Industry IT Services business increased by 2.5% to US$67.9 million from US$66.3 million in 2010. The short term departure and return of Wang Yuhui, our previous chief executive officer of Agree and some of his team members during second quarter of 2011 has led to the disruption of our project deliveries and new contract signing during 2011.

Cost of Revenues

                For the year ended December 31, 2011, our cost of revenues increased by 28.0% to US$167.5 million from US$130.9 million for the year ended December 31, 2010 due to the continuing expansion of our business. The increase in our cost of revenues primarily reflected increases in the following components:

•
an increase in outsourcing costs from US$66.9 million for the year ended December 31, 2010 to US$79.7 million for the year ended December 31, 2011, as we increased the use of independent consultants directly and other subcontracted service providers, whom we directly engaged and paid, to supplement our resources in light of a higher than anticipated recovery in the demand for our services, coupled with our conservative view in the hiring of permanent employees; and

•
an increase in compensation and benefit expenses from US$38.9 million for the year ended December 31, 2010 to US$63.3 million for the year ended December 31, 2011, reflecting a combination of the increase in the share-based compensation and an organic increase in our recruitment of IT professionals.

 Gross Profit

For the year ended December 31, 2011, our gross profit decrease by 3.9% to US$59.6 million from US$62.0 million in 2010. Our gross margin decreased from 32.1% in 2010 to 26.2% in 2011, primarily reflecting the decrease in the proportion of revenues derived from financial industry IT services due to the short term departure and retune of our previous chief executive officer of Agree and  some of his team members during the second quarter of 2011, which led to the disruption of our project deliveries and new contract signing.

Selling and Marketing Expenses

Our selling and marketing expenses increased from US$11.1 million in 2010 to US$20.3 million in 2011. The increase primarily reflected the increase in employees' compensation as well as the share-based compensation due to the increasing expenses derived from our share repricing.

General and Administrative Expenses

General and administrative expenses increased significantly from US$21.6 million in 2010 to US$45.0 million in 2011, primarily reflecting (i) an expansion of our support functions to support our status as a publicly-listed company; (ii) an increase in share-based compensation due to the increasing expenses derived from our option repricing; (iii) an increase in professional fee we paid to auditors and legal counsels relating to the improvement in our internal control procedures; and (iv) an increase in provision of account receivables.

Research and Development Costs

Our research and development costs increased from US$2.7 million in 2010 to US$6.0 million in 2011. The increase primarily reflected our increased investment in research and development of our financial industry IT services.

Loss on impairment of intangible assets and goodwill

Due to the significant decline in our stock price and departures of our previous chief executive officer of Agree and some of the team members, we performed impairment assessments on goodwill and intangible assets as of September 30, 2011. Based on the assessments, impairment loss on intangible assets in the amount of US$8.6 million and impairment loss on goodwill in the amount of US$21.5 million were recorded.

Change in fair value of contingent consideration for acquisitions of Agree, Tansun and Dimension

In 2011, the change of fair value of contingent consideration in connection with acquisitions of Agree, Tansun and Dimension were US$1.7 million, with a corresponding charge in earnings, primarily reflecting the changes in present value of the contingent considerations. See “Item 5 Operating and Financial Review and Prospects— Operating Expenses — Change in fair value of contingent consideration for acquisitions of Agree, Tansun and Dimension.

Interest Expense

Our interest expense increased from US$475,000 in 2010 to US$935,000 in 2011, primarily reflecting the increase of bank borrowings for our working capital needs related to our continued growth.

Interest Income

Interest income increased to US$1.2 million in 2011 from US$498,000 in 2010, primarily reflecting the increase of the average balance of our bank deposits, including the deposit of the proceeds from our initial public offering and our secondary offering in 2010.

Income Taxes

Our effective tax rate decreased from 18% in 2010 to 4.2% in 2011, primarily due to unrecognized long term deferred tax liabilities revived along with the impairment of intangible assets.

Net Income (Loss)

As a result of the foregoing, we incurred net loss of US$40.8 million in 2011 compared to net income of US$18.6 million in 2010.

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

Cost of Revenues

For the year ended December 31, 2010, our cost of revenues increased significantly to US$130.9 million from US$82.0 million for the year ended December 31, 2009 due to the continuing expansion of our business. The increase in our cost of revenues primarily reflected increases in the following components:

•             an increase in outsourcing costs from US$29.6 million for the year ended December 31, 2009 to US$66.9 million for the year ended December 31, 2010, as we increased the use of independent consultants directly and other subcontracted service providers, whom we directly engaged and paid, to supplement our resources in light of a higher than anticipated recovery in the demand for our services, coupled with our conservative view in the hiring of permanent employees;

•             an increase in compensation and benefit expenses from US$29.4 million for the year ended December 31, 2009 to US$38.9 million for the year ended December 31, 2010, reflecting a combination of the acquisitions of Tansun and Agree and an organic increase in our recruitment of IT professionals; and

•             amortization of intangible assets of US$1.8 million for the year ended December 31, 2010 from our acquisitions of Agree and Tansun.

Gross Profit

For the year ended December 31, 2010, our gross profit increased by 72.1% to US$62.0 million from US$36.0 million in 2009, reflecting the growth in revenue from both our EAS and FIS business lines. Our gross margin increased from 30.5% in 2009 to 32.1% in 2010, primarily reflecting the shift towards higher-margin products and services, Which was partially offset by an increase in acquisition-related intangible amortization.

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

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for January 2010, 2011 and 2012 were increases of 1.5%, 4.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected if China experiences  higher rates of inflation in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation.  Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

In addition to service-only contracts, we also enter into multiple-element fixed-price arrangements, in which the deliverables mainly include licenses of self-developed core software and third-party software, related project services such as customization, modification, implementation and integration, and support and maintenance services which include bug fixes, technical support via telephone and site visit, and unspecified upgrades on a when-and-if-available basis.

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

Goodwill is tested for impairment at least on December 31 of each year. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. Although we have had one reporting segment, under the reporting segment, we have service lines focusing on different industries and different types of IT services. Each service line qualifies to be a reporting unit for goodwill impairment analysis. As of December 31, 2010 and 2011, we had two reporting units: enterprise application services and financial industry IT services.  Previous to this, as of December 31, 2009, we had three reporting units:  China enterprise application services, China financial industry IT services, and Taiwan financial industry IT services.  During 2010, upon the signing of the Economic Cooperation Framework Agreement, between Mainland China and Taiwan, our China FIS entities and Taiwan FIS entities have been exploring opportunities in both areas. In anticipation of the synergy of between our China FIS and Taiwan FIS, we have combined both service lines for the future development of financial industry IT services and manage China FIS and Taiwan FIS as one service line. Accordingly the financial information of the entire financial industry IT services is reviewed by management for performance evaluation and decision making.

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

The following table sets forth the estimated fair values and carrying values of each of our reporting units and goodwill allocated to our reporting units as of September 30, and December 31, 2011:

Reporting Unit	Enterprise Application Services		Financial Industry IT Services
	(U.S. dollars in thousands, except percentages)
	September 30	December 31	September 30	December 31
Estimated fair value	185,481	147,762	66,792	77,535
Carrying value (after impairment loss recorded)	118,346	134,252	59,245	62,269
Percentage by which the fair value exceed the carrying value	57%	10%	13%	25%
The amount of goodwill allocated to the reporting units (after impairment loss recorded)	22,288	22,574	5,353	5,424
Discount rates as a measure of risk and uncertainty associated with the key assumptions of projected cash flow of our reporting units	20%	20%	21%	21%

Due to the significant decline in our stock price and departures of our previous chief executive officer of Agree and some of his team members, we performed an impairment assessment on goodwill. The tests resulted in an impairment loss of US$21,457 for Financial industry IT services. And no impairment loss needs to be recognized for Enterprise application services.

As of December 31, 2011, we performed annual goodwill impairment tests and concluded that there was no goodwill impairment as of December 31, 2001.

In the goodwill impairment test, the Company used the income approach, which was believed to be more reliable than the market approach in determining the fair value of the Company’s reporting unit. Accordingly, it adopted a discounted cash flow (“DCF”) method under the income approach, which considers a number of factors that include expected future cash flows, growth rates and discount rates, and requires the Company to make certain assumptions and estimates regarding industry economic factors and future profitability of its business unit. The assumptions are inherently uncertain and subjective.

When applying the DCF method for the reporting unit, the Company incorporated the use of projected financial information and a discount rate developed using market participant based assumptions. The cash flow projections were based on five-year financial forecasts developed by management that included revenue projections with compound annual growth rate of 11% and 16% for Enterprise application services and Financial industry IT services, respectively, capital spending trends, and investments in working capital to support anticipated revenue growth. With the consideration of the risk and nature of the reporting unit’s cash flows and the rates of return market participants would require to invest their capital in the reporting unit, the discount rate selected was 20.0% and 21.0% and terminal value growth rate was 3% and 3% for Enterprise application services and Financial industry IT services, respectively.

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

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheet. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our consolidated statement of operations.

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We did not recognize any significant unrecognized tax benefits during the periods presented in this annual report.

Uncertainties exist with respect to the application of the New EIT Law and its implementation rules to our operations, specifically with respect to our tax residency status. The New EIT Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their "de facto management bodies" are located within the PRC. The New EIT Law's implementation rules define the term "de facto management bodies" as establishments that carry out substantial and overall management and control over the manufacturing and business operations,personnel, accounting, properties, etc. of an enterprise. On April 22, 2009, the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, was issued. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. Further the Administrative Measures of Enterprise Income Tax of Chinese controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, took effect on September 1, 2011, and provides more guidance on the implementation of Circular 82. According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having a "de facto management body" in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. In addition, Bulletin No. 45 provides clarification in resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain Chinese-sourced income, such as dividends, interest and royalties to the Chinese-controlled offshore incorporated enterprise.

Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT's general position on how the "defacto management body" test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC are tax residents under the New EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, our results of operations would be materially and adversely affected. See "Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends we may receive from our PRC subsidiaries may besubject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operation."

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

The following table sets forth the fair value of our ordinary share at different times prior to the completion of our initial public offering.

Date	Class of Shares	Fair Value	Purpose of Valuation	DLOM*	Discount Rate
January 1, 2006	Ordinary Shares	US$0.61	Acquisition of Dalian Yuandong	28%	28%
June 30, 2006	Ordinary Shares	US$0.55	Employee share option grant	13%	27.5%
June 30, 2007	Ordinary Shares	US$0.86	Employee share option grant	10%	25%
October 15, 2007	Ordinary Shares	US$1.01	Employee share option grant	10%	23%
April 1, 2008	Ordinary Shares	US$1.22	Acquisition of VLife and Yinfeng and employee share option grant	14%	19%

July 1, 2008	Ordinary Shares	US$1.44	Acquisition of Harmonation and extinguishment of liability with Red River Valley	15%	19%
October 31, 2008	Ordinary Shares	US$1.11	Employee share option grant	15%	19%
July 1, 2009	Ordinary Shares	US$1.25	Employee share option grant and acquisition of Agree	15%	19%
November 2, 2009	Ordinary Shares	US$1.27	Employee share option grant	15%	19%
December 30, 2009	Ordinary Shares	US$1.47	Acquisition of Tansun	15%	18%
February 28, 2010	Ordinary Shares	US$3.03	Employee share option grant	5%	14%
May 18, 2010	Ordinary Shares	US$3.00	Employee share option grant	N/A	N/A
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

•
Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, and market multiples, certain publicly traded companies in the software outsourcing industry were selected for reference as our guideline companies.

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

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earning growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares from 2006 to February 2010. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 14% to 28%.

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

The fair value of the ordinary shares increased from US$0.86 per share as of June 30, 2007 to US$1.01 per share as of October 15, 2007. We believe the increase in the fair value of the ordinary shares during this period was primarily attributable to the discount rate applied for discounted cash flow analysis decreased from 25% to 23% because of the combined results of (i) the continuous growth of our business and company size, realization of synergistic effects through the integration of business of companies acquired in 2006 and first half of 2007; and (ii) the proximity of our initial public offering as we started the preparation of the filing for that offering during this period.

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

•
We anticipated that the demand for our technology outsourcing services would gradually increase in connection with the recovery of the global economic conditions. In view of this, we increased the long term forecasted revenue and net income, when preparing our cash flow forecasts as of July 1, 2009.

The fair value of the ordinary shares increased from US$1.25 per share as of July 1, 2009 and US$1.27 as of November 2, 2009 to US$1.47 per share as of December 30, 2009. We believe the increase in the fair value of the ordinary shares during this period was attributable to the following. In December 2009, we successfully completed the acquisition of Tansun. We believe that the acquisition of Tansun would further strengthen our capabilities in providing IT service to the financial services industry, and reduce the risks associated with achieving our business plan and cash flow forecast. In view of the above, we lowered the non-systematic risk premium and hence the discount rate used for the valuation of our ordinary shares from 19% as of July 1, 2009 to 18% as of December 30, 2009.

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

The fair value of an option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the following assumptions:

	2009	2010	2011
Weighted average risk-free interest rate	4.04%	1.49%	1.35%
Weighted average expected term (number of years)	5.8	1.4	2.2
Weighted average expected volatility	42.7%	41.1%	45.5%
Weighted average expected dividend yield	—	—	—
Weighted fair value of underlying ordinary shares	1.26	2.90	1.01

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

Allowance for doubtful accounts

We perform ongoing credit evaluations of our customers and establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers.

Recent Accounting Pronouncement

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•
Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•
Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•
Premiums or discounts in fair value measure—the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring  the fair value of a controlling interest) are not permitted in a fair value measurement.

•
Fair value of an instrument classified in a reporting entity’s stockholders’ equity—the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)
For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. We do not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. We do not expect the adoption of these pronouncements to have a significant effect on its consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. We do not expect the adoption of this pronouncement to have a significant effect on its consolidated financial statements.

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not not expect the adoption of the guidance to have a material effect on its consolidated financial statements.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our operations and our growth have primarily been financed by cash generated from operations and more recently, from the issuance of our ADSs in our initial public offering in July 2010 and follow-on public offering in December 2010 and, to a lesser extent, bank borrowings. As of December 31, 2011, we had US$57.1 million in cash and cash equivalents and US$45.3 million in term deposits, compared to US$140.4 million in cash and cash equivalents and US$0.2 million in term deposit as of December 31, 2010.

Cash Flows and Working Capital

Our working capital, calculated as the difference between current assets and current liabilities, as of December 31, 2009, 2010 and 2011, was US$56.6 million, US$187.2 million and US$185.5 million, respectively. In the future, we may also finance our working capital from further issuances of equity or debt securities as well as bank borrowings. The ability of our operating subsidiaries to pay dividends and other distributions to our holding company is subject to the laws and regulations of the jurisdictions where our subsidiaries are incorporated.

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

The following table sets forth a summary of our cash flows as of the dates and for the periods indicated.

	For the Year Ended December 31,
	2009	2010	2011
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities	11,551	9,895	(4,801)
Net cash provided by (used in) investing activities	(5,987)	(13,747)	(54,297)
Net cash provided by (used in) financing activities	4,527	108,754	(25,166)
Effect of exchange rate changes	813	1,634	1,036
Net increase (decrease) in cash and cash equivalents	10,904	106,536	(83,228)
Cash and cash equivalents, beginning of year	22,916	33,820	140,356
Cash and cash equivalents, end of year	33,820	140,356	57,128

Operating Activities

              Net cash used in operating activities in 2011 was US$4.8 million, which was primarily attributable to net loss of US$41.1 million and an increase of account receivables of US$23.4 million, which were partially offset by certain non-cash expenses and changes in certain working capital amounts, mainly including a total impairment loss on goodwill and intangible assets of US$30.0 million, share-based compensation of US$19.4 million, amortization of intangible assets of US$5.3 million and accrued expenses and other payables of US$4.0 million.

Net cash provided by operating activities in 2010 was US$9.9 million, which was primarily attributable to net income of US$18.7 million, adjusted for an increase of US$7.5 million in account payable, an increase of US$6.5 million in accrued expenses and other payable, and certain non-cash expenses, primarily consisting of amortization of intangible assets of US$6.3 million, an increase of US$3.9 million in changes in fair value of contingent consideration for acquisition of Agree and Tansun and share-based compensation of US$2.9 million, and negatively impacted by changes in certain working capital amounts, primarily an increase of US$33.9 million in accounts receivables. The increase in accounts receivable was primarily due to the significant revenue increase in 2010.

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

Investing Activities

Net cash used in investing activities in the year end December 31,2011 was US$54.3 million, which was primarily attributable to a US$44.8 million payment for purchasing term deposits and a US$11.4 million payment for business acquisitions, which was partially offset by cash balance acquired from Dimension.

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

Financing Activities

Net cash used in financing activities in the year ended December 31, 2011 was US$25.2 million, which was primarily attributable to the payment of US$14.4 million for repurchase of ordinary shares, the repayment of borrowings of US$12.2 million and payment for the deferred consideration for acquisitions of US$8.0 million, which were partially offset by proceeds from borrowings of US$8.9 million.

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

Accounts Receivable

As of December 31, 2009, 2010 and 2011, our total billed and unbilled accounts receivable amounted to US$68.2 million, US$105.7 million and US$135.0 million, respectively, net of allowance for doubtful accounts.

Our accounts receivable balances were significantly affected by the relatively high concentration of our customer base. In 2009, 2010 and 2011, our ten largest customers accounted for 63.0%, 59.5% and 54.23%, respectively, of our net revenues. Our customer base primarily consists of leading international IT service providers, such as IBM, as well as large enterprise customers such as Lenovo, Sinopec (through PCITC), Hitachi and State Grid. The timing of invoicing and collection on our accounts receivable is affected by the budget cycles of our large enterprise customers in China. Nevertheless, we have well-established relationships with many of these blue-chip companies, and our historical write-off experienced with these customers has been insignificant.

Our billed receivables represent the amount billed based on agreed-upon contract milestones or payment terms that remain uncollected, and correspond to the period between billing and collection. As of December 31, 2009, 2010 and 2011, our billed receivables totaled US$21.0 million,US$43.1 million and US$47.8 million, respectively.

The following table sets forth the aging schedule of our billed receivables as of the dates indicated.

	As of December 31,
	2009		2010		2011
Aging Period	Billed	% of Total	Billed	% of Total	Billed	% of Total
	(U.S. dollars in thousands, except percentages)
<60 days	16,136	76.7	36,591	85.0	36,382	76.1
61-90 days	1,742	8.3	607	1.4	7,851	16.4
91-180 days	882	4.2	2,987	6.9	1,813	3.8
181-360 days	1,083	5.2	1,314	3.0	1,788	3.7
> 360 days	1,183	5.6	1,573	3.7	-	-
Total	21,026	100.0	43,072	100.0	47,834	100.0

Our unbilled receivables represent the excess of recognized revenues over billings, and correspond to the period between revenue recognition and invoicing. Such period generally arises from, with respect to our time-and-expense contracts, the time during which we reconcile accounts with our customers, and with respect to our fixed-price contracts, the period between revenue recognition and the time when our payment milestones are reached. The period of completing the account reconciliation process at many of our largest customers, including IBM, may require a significantly longer period than some of our other customers. Historically, we have not experienced disagreements with our customers over material amounts of unbilled receivables as a result of our account reconciliation process. With respect to our fixed-price contracts, the period between revenue recognition and the time when our payment milestones are reached may vary significantly based on the number of progress payments and the amount of each payment. As of December 31, 2009, 2010 and 2011, our unbilled receivables totaled US$47.2 million, US$62.6 million and US$87.2 million, respectively.

Capital Expenditure

Our capital expenditures in 2009, 2010 and 2011 were US$408,000, US$1,439,000 and US$756,000, respectively. Our capital expenditures related primarily to purchase of computers and office equipment in connection with our headquarters, improvement of leased premises and purchase of intangible assets such as software. We expect our capital expenditures to increase in the future as we expand our business to implement our growth strategy. We estimate that our capital expenditures will be approximately US$0.8 million in 2012, primarily used to purchase computer equipment and to remodel our headquarters.

C.	RESEARCH AND DEVELOPMENT

Research and Development

Research and development costs primarily consist of compensation expenses relating to our research and development professionals. We incurred research and development expenses of US$1.5 million, US$2.7 million and US$6.0 million in 2009, 2010 and 2011, respectively.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2011 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment by period
As of December 31, 2011	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(U.S. dollars in thousands)
Operating lease agreements	7,872	1,819	1,910	1,792	2,351
Bank borrowing
Principal	9,225	8,891	157	111	66
Interest	117	44	43	21	9
Deferred cash consideration for business acquisition	5,132	5,132	—	—	—
Deferred cash consideration for debt extinguishment	—	—	—	—	—
Total contractual obligations	22,346	15,886	2,110	1,924	2,426

The above table does not include the following contingent consideration in connection with the acquisition of Dimension in January 2011, which we agreed to pay an additional performance-based cash consideration, as determined using a specified formula based on Dimension’s earnings in 2012. This contingent consideration was recorded at a fair value of US$2.8 million as of December 31, 2011.

G.	SAFE HARBOR

See “Special Note Regarding Forward-Looking Statements” on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth our directors and executive officers, their ages as of the date of this report and the positions held by them. The business address for each of our executive officers and directors is c/o Camelot Information Systems Inc., Beijing Publishing House, A6 North Ring 3 Road, Xicheng District, Beijing, The People’s Republic of China.

Name	Age	Position
Yiming MA	52	Chairman and Chief Executive Officer
Heidi CHOU	48	Director and General Manager
Ching-Hua HO	55	Director and Chief Operating Officer
Ajit BHUSHAN(1)	49	Director
Dipak RASTOGI(2)	58	Director
Jian Wang	35	Independent Director
Shang-Wen HSIAO	50	Independent Director
Joanna Wang	44	Independent Director
David Dahu Wang	63	Independent Director
Claude LEGLISE(3)	56	Independent Director
Qian Zhao(4)	43	President
Franklin King	65	Interim Chief Financial Officer
Gordon Lau(5)	48	Chief Financial Officer
Jan-Kung (James) ROH	60	Chief Technology Officer
_______
Notes:

(1)	Mr. Ajit BHUSHAN resigned as our director on October 5, 2011.
(2)	Mr. Dipak RASTOGI resigned as our director on October 5, 2011.

(3)	Mr. Claude LEGLISE resigned as our independent director on February 17, 2012.
(4)	Mr. Qian Zhao initially served as our independent director on September 27, 2011. He resigned as the independent director and served as our president on March 15, 2012.
(5)	Mr. Gordon Lau resigned as our Chief Financial Officer on November 8, 2011.

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

Heidi Chou has been our Director since the founding of our company and our General Manager since December 12, 2011. She has previously served as our President from November 2010 until December 12, 2011. Ms. Chou is a co-founder of our company. From 1984 to 1991, she served in a variety of roles at IBM in the United States, including holding management positions in sales, marketing, project management and product development. Ms. Chou received an MBA from Stanford University and her bachelor’s degree in computer science and mathematics from the University of California. Ms. Chou is the wife of Mr. Ma.

Ching-Hua Ho has been a Director and our Chief Operating Officer since November 2010 and was our independent director from February 2008 to November 2010. Mr. Ho is currently a non-executive director, and from 2006 to 2009, the chief executive officer, of Kingdee International Software Group Co., Ltd. He also has over 20 year's experience in the IT industry. Mr. Ho was a vice president and general manager of Siebel Systems Inc. from 2004 to 2006, chief executive officer of UF Soft Inc. from 2002 to 2004, and a vice president and general manager of Broadvision Inc.’s Asia Pacific and Japan operations. Mr. Ho received his bachelor’s degree from National Taiwan University and a master’s degree in computer science from the University of Maryland.

Jian Wang has served as our independent director and audit committee member since October 12, 2011.  Mr. Wang is currently a partner of Beijing Sino Pro. Law Firm and has substantial experience in corporate restructuring, tax and accounting regulations, investments, international trade and corporate taxation. Mr. Wang received his master's and bachelor's degrees from the China University of Political Science and Law. He was also a visiting scholar at Xavier University (USA).

Shang-Wen Hsiao has been our independent director since 2008. Mr. Hsiao is currently the CFO of 21Vianet Group Inc., one of the largest carrier-neutral Internet data center services providers in China listed in the Nasdaq Stock Market. Prior to that, Mr. Hsiao also served as the CFO of Greatdreams (China), Inc. From July 2007 to June 2008, Mr. Hsiao served as the CFO of Memsic Inc. Mr. Hsiao also served as the CEO and CFO of Centuryfone Networking and Communication Co. from September 2003 to May 2007. From July 2000 to September 2003, Mr. Hsiao served as the CFO in YesKey Group. From January 1994 to July 2000, Mr. Hsiao was a senior manager of business, tax and legal advisory for Arthur Andersen LLP in Philadelphia and Shanghai. Mr. Hsiao currently also serves as director for Better Education Group and Centuryfone Networking and Communication Co. Mr. Hsiao has also served as a director for Cybermart, Inc. Mr. Hsiao received his J.D. degree from Rutgers School of Law in New Jersey in 1994 and a B.A. in finance and accounting from Temple University in 1989. Mr. Hsiao has been a certified public accountant since 1989 and was admitted to the Pennsylvania Bar in 1994.

Joanna Wang was appointed as our independent director in March 2012. She is currently working as a consultant to Fortune Resources International, Inc., a metal recycling solution provider. Prior to that, Ms. Wang served as Senior Vice President and the head of Beijing office of private equity investment firm Oaktree Capital from August 2007 to May 2010. From August 2006 to July2007, Ms. Wang was a director at Credit Suisse, a leading investment banking firm. Ms. Wang received a master's degree in Business Administration from the Harvard Business School in 1997 and a Bachelor's degree in Business Administration in 1991.

David Dahu Wang served as our independent director since March 2012. Before joining us, he served as a director of human resources and corporate counsel at LVMH China, a world leader in luxury products from 1998 to 2008. Prior to that, Mr. Wang worked as human resource director in several well-known international companies, including Kodak and Philips. Mr. Wang received his bachelor's degree in mathematics from east China Normal University.

Qian Zhao has served as our president since March 15, 2012. He previously served as our independent director since September 27, 2011 and audit committee member since November 9, 2011. Mr. Zhao is a founding partner of CXC China Sustainable Growth Fund (CXCG), as well as a managing director of CXCG’s management company, CXC Capital, Inc. He also co-founded Haiwen & Partners, a preeminent corporate finance law firm in Beijing. Prior to that, Mr. Zhao worked at Sullivan & Cromwell LLP in New York and at Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates in Beijing. He has been admitted to practice law in both China and New York and received a J.D. degree from New York University School of Law and a LL.B. from the University of International Business & Economics, Beijing. Mr. Zhao is also an independent director of Trina Solar Limited and SouFun Holdings Limited.

Franklin King joined us in January 2008 as the Chief Financial Officer and served as our Chief Strategy Officer in November 2009. Mr. King has been our interim Chief Financial Officer since November 8, 2011 after the departure of Gordon Lau. Before joining us, Mr. King worked for IBM for 34 years and served in various technical and management positions, including the general manager for various local IBM subsidiaries in China, Taiwan, Hong Kong, U.S. and Japan from 1995 to 2007. During his time as a general manager for IBM, Mr. Franklin King helped to establish the IBM Software Services Company, set up service outlets in China, and developed as well as set up off-shore outsourcing services in cities in China. Mr. Franklin King received his bachelor’s degree from the Chong Yuan University in Taiwan and completed Executive Business Courses at Harvard University and Wharton School of the University of Pennsylvania.

Jan-Kung (James) ROH has been our Chief Technology Officer since 2001. Mr. Roh has over 20 year's experience in the financial industry. From 1998 to 2001, he was the CIO and Executive Vice President of Industrial Bank of Taiwan. From 1990 to 1996, Mr. Roh held several key executive positions at Chinatrust Commercial Bank in Taiwan. Mr. Roh received his M.S. degree in computer science from the University of Texas and bachelor’s degree in telecommunications from Cheng Kong University in Taiwan.

B.	COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

In 2011, other than reimbursement of expenses incurred for attending board meetings, we paid US$2.1 million cash compensation to our executive officers and an aggregate US$0.1 million in compensation to our non-executive directors.

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

As of March 31, 2012, options to purchase a total of 16,811,328 ordinary shares were outstanding and options to purchase a total of 1,354,192 shares are reserved for future grants.  The number of shares reserved under the Amended and Restated 2006 Plan is also subject to adjustment in the event of a stock split, special dividend or other change in our capitalization. Any shares subject to an award granted under the Amended and Restated 2006 Plan that are forfeited, canceled or otherwise terminated will be added back to the shares available for issuance under the Amended and Restated 2006 Plan. Subject to listing requirements and applicable law, shares tendered or held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding may again be made available for issuance as awards under the Amended and Restated 2006 Plan, unless otherwise determined by the administrator.

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

The following table summarizes, as of March 31, 2012, the shares related to options which were granted under the Amended and Restated 2006 Plan to our directors and executive officers and to other individuals as a group.

Name	Number of Shares	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Yiming MA	1,450,020	0.0025	June 30, 2006	June 30, 2014
Heidi CHOU	810,000	0.0025	June 30, 2006	June 30, 2014
Ching-Hua HO	*	0.2450	June 30, 2007	June 30, 2015
Jian WANG	-	-	-	-
Shang-Wen HSIAO	*	0.2450	June 30, 2007	June 30, 2015
Joanna Wang	-	-	-	-
David Wang	-	-	-	-
Qian ZHAO	-	-	-	-
Franklin King	-	-	-	-
Jan-Kung (James) ROH	-	-	-	-
Other individuals as a group	14,211,308	0.0025-0.7500	June 30, 2006 to January 31, 2012	August 16, 2011 to January 31, 2020
Total	16,811,328
_____
* The options and shares in aggregate held by each of these directors and officers represented less than 1% of our total outstanding shares.

C.	BOARD PRACTICES

Board of Directors

Our board of directors currently consists of seven directors, including three independent directors who satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange or NYSE, and meets the independence standards under Rule 10A-3 under the U.S. Securities Exchange Act, as amended, or the Exchange Act.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Shang-Wen Hsiao, Joanna Wang and Jian Wang and its chairman is Shang-Wen Hsiao. Each of Joanna Wang, Shang-Wen Hsiao and Jian Wang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. Mr. Shang-Wen Hsiao satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Shang-Wen Hsiao and David Dahu Wang and its chairman is David DahuWang. Both David Dahu Wang and Shang-Wen Hsiao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Mr. Yiming Ma, our chief executive officer, may not be present at any committee meeting during which his compensation is deliberated.  The compensation committee is responsible for, among other things:

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

As of December 31, 2009, 2010 and 2011, we had a total of 2,863, 3,718 and 4,718 employees, respectively.  The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2011:

Employees	Number of employees	Percentage of total
IT Professionals
Enterprise application services	2,135	45.2%
Packaged software	626	13.3%
Software development	1,509	32.0%
Financial industry IT services	1,882	39.9%
Subtotal	4,017	85.2%
Other employees	701	14.9%
Administration	224	4.8%
Sales and marketing	204	4.3%
Accounting	81	1.7%
HR	158	3.3%
Senior management	34	0.7%
Total	4,718	100.0%

Our employees are not covered by any collective bargaining agreement.  We believe that we have a good relationship with our employees.

E.	SHARE OWNERSHIP

The following table shows the beneficial ownership of our ordinary shares as of March 31, 2012 by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculation on the table below assumes that there are 191,476,370 ordinary shares which include (i) 177,621,367 ordinary shares issued and outstanding as of March 31, 2012 and (ii) 13,855,003 ordinary shares issuable upon the exercise of the stock options exercisable within 60 days after March 31, 2012. Beneficial ownership is determined in accordance with the rules and regulations of the United States Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2012, including shares through the exercise of any option, warrant or other right or any other security.
	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Yiming Ma(1)	15,538,196	8.08%
Heidi Chou(2)	14,897,212	7.75%
Ching-Hua Ho	*	*
Jian Wang	-	-
Shang-Wen Hsiao	*	*
Joanna Wang	-	-
Qian Zhao	-	-
Franklin King	-	-
Jan-Kung (James) ROH	*	*
Principal Shareholders:
Fidelity Management & Research Company(3)	19,198,144	9.98%
Morgan Stanley & Company(4)	12,023,640	6.25%
Credit Suisse Securities (USA), LLC(5)	11,214,448	5.83%
_____
* Less than 1% of our total outstanding shares.

(1)
Consists of (i) 14,088,896 ordinary shares held by Benefit Overseas Limited, a British Virgin Islands investment holding company wholly owned and controlled by Mr. Ma (including 2,050,000 ordinary shares held by Mr. Ma as settlor and initial trustee in the Yiming Ma 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) options to purchase 1,450,020 ordinary shares held by Joint Link Technology Limited on behalf of Mr. Ma. The business address of these entities is Morgan & Morgan Building, P.O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands. Mr. Ma previously entered into certain margin loans, which were secured by a pledge of certain shares of our company that were beneficially owned by Mr. Ma.  In September 2011, due to market conditions and pursuant to margin calls, 1,990,697 ADSs beneficially owned by Mr. Ma were divested by one financial institution through sales on the open market and through transfers to other parties to cover the obligations of Mr. Ma under the margin loans.

(2)
Consists of (i) 13,278,896 ordinary shares held by Dreams Power Ltd. a British Virgin Islands investment holding company wholly-owned and controlled by Ms. Chou (including 2,050,000 ordinary shares held by Ms. Chou as settlor and initial trustee in the Heidi Chou 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) options to purchase 810,000   ordinary shares held by Joint Link Technology Limited on behalf of Ms. Chou. The business address of these entities is Morgan & Morgan Building, P.O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands. Ms. Chou previously entered into certain margin loans, which were secured by a pledge of certain shares of our company that were beneficially owned by Ms. Chou.  In September 2011, due to market conditions and pursuant to margin calls, 1,990,456 ADSs beneficially owned by Ms. Chou were divested by one financial institution through sales on the open market and through transfers to other parties to cover the obligations of Ms. Chou under the margin loans.

(3)
The principal business office of Fidelity Management and Research Company is 245 Summer Street, Boston, MA 02210-1133, United States, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of

19,198,144 ordinary shares represented by ADS as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.
(4)	The principal business office of Morgan Stanley & Company is 1585 Broadway, New York, NY 10036-8200, United States.
(5)	The principal business office of Credit Suisse Securities (USA), LLC is 11 Madison Avenue, New York, NY 10010-3629, United States.

As of March 31, 2012,  177,621,367 of our ordinary shares were issued and outstanding. To our knowledge, 96,882,304 ordinary shares, representing approximately 54.54% of our total outstanding shares, were held by holders in the in the United States, which includes 68,706,916 ordinary shares held of record by Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders have different voting rights from other shareholders. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

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

See “Item 18. Financial Statements”

Legal Proceedings

We may from time to time be subject to various legal or administrative proceedings, either as plaintiff or defendant, arising in the ordinary course of our business. Except otherwise disclosed in this report, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim that, in the view of our management, is likely to materially and adversely affect our business, financial position or results of operations. See Note 21 to our Financial Statements under Item 18.

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
	Trading Price
	High	Low
	US$	US$
Annual High and Low
2010	24.90	10.55
2011	28.18	1.75
Quarterly Highs and Lows
Third Fiscal Quarter of 2010 (from July 20, 2010)	18.80	10.55
Fourth Fiscal Quarter of 2010	24.90	15.44
First Fiscal Quarter of 2011	28.18	14.14
Second Fiscal Quarter of 2011	21.10	12.75
Third Fiscal Quarter of 2011	15.33	2.68
Fourth Fiscal Quarter of 2011	3.84	1.75
First Fiscal Quarter of 2012	4.07	2.03
Monthly Highs and Lows
November 2011	3.29	1.75
December 2011	2.90	2.04
January 2012	3.15	2.03
February 2012	2.88	2.16
March 2012	4.07	2.08
April 24, 2012	3.94	2.60

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

On September 23, 2011, we adopted our Third Amended and Restated Memorandum and Articles of Association according to our Shareholders Resolution for Special Matters passed on our 2011 Annual General Meeting.

The following are summaries of material terms and provisions of our third amended and restated memorandum and articles of association, and the BVI Business Companies Act 2004, or the BVI Act, insofar as they relate to the material terms of our ordinary shares.

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares.

Meetings

Subject to our third amended and restated articles of association, an annual general meeting and any extraordinary general meeting will be called by not less than seven days’ notice in writing. Notice of every general meeting will be given to all of our shareholders.

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

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than an aggregate of one-third of the votes of the Shares entitled to vote at the meeting. A quorum may comprise of a single shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person is a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

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

 Modification of Rights

 As permitted by British Virgin Islands law, and our articles of association, if our shares are divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50% of the issued shares of that class. Notwithstanding the foregoing, creation or issuance of any new class or more than one class of shares by amending the memorandum or the articles of association shall not be deemed as variation of the rights of the shares hereunder.

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

Board of Directors

We are managed by a board of directors which currently consists of seven directors. Our articles of association provide that the board of directors shall consist of not less than three directors.

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

 Meetings of our board of directors may be convened at any time deemed necessary by the chairman of the Board or a majority of the directors then in office.

 A meeting of our board of directors will be competent to make lawful and binding decisions if at least a majority of the directors, including the chairman, are present or represented. At any meeting of our directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote.

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

Interested Directors

The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). As permitted by British Virgin Islands law and our third amended and restated memorandum and articles of association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

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

Mergers and Similar Arrangements

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the consolidating of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation. The plan of merger or consolidation must also be authorized by a resolution of members and the outstanding shares of every class of shares that are entitled to vote on the merger or consolidation as a class if the memorandum or articles so provide or if the plan of merger or consolidation contains any provisions that, if contained in a proposed amendment to the memorandum or articles, would entitle the class to vote on the proposed amendment as a class.

In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting of members or consent to the written resolution to approve the plan of merger or consolidation.

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

British Virgin Islands Taxation

Companies incorporated or registered under the BVI Act are currently exempt from income and corporate tax.  In addition, the British Virgin Islands currently does not levy capital gains tax on companies incorporated or registered under the BVI Act.

There is no income tax treaty or conversion currently in effect between the United States and the British Virgin Islands.

People's Republic of China Taxation

Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, the SAT issued a bulletin on August 3, 2011 to provide more guidance on the implementation of the above circular with an effective date to be September 1, 2011. The bulletin made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals or foreigners, like our company,  the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. While we do not believe we should be considered a resident enterprise, if the PRC authorities were to subsequently determine that we should be so treated, we may be subject to EIT rate at 25% on our global income, except that the dividends we received from our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed "dividends among qualified resident enterprises." If we are considered a resident enterprise, a 25% EIT could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will acquire our ADSs or ordinary shares and will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, the (“Code”) as in effect on the date of this annual report, which is subject to differing interpretations or change, possible with  retroactive effect. This summary is based upon existing United States federal tax law. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States (except to the extent expressly provided below), state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms.  For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as a beneficial owner of the underlying shares represented by the ADSs.  Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

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

Passive Foreign Investment Company Considerations

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other distribution, including a pledge, of ADSs or ordinary shares.  Under these PFIC rules:

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United states subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.  U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), we will continue to be treated as a PFIC with respect to such holder for all subsequent years during which such holder holds the ADSs or ordinary shares (“PFIC-Tainted Shares”), unless we cease to be a PFIC and such holder makes a “deemed sale” election or, in certain circumstances, a “deemed dividend” election with respect to the ADSs or ordinary shares, as applicable.  If a deemed sale election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares held by such holder at their fair market value and any gain from such deemed sale would be subject to the PFIC rules described above.  If a deemed dividend election is made, the U.S. Holder must include in income as a dividend its pro rata share of certain of our earnings and profits, and such deemed dividend would be treated as an excess distribution for purposes of the PFIC rules described above.  After the deemed sale election or deemed dividend election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC.  Each U.S. Holder should consult its tax advisor regarding the advisability of relying on a deemed sale or deemed dividend election to avoid owning PFIC-Tainted Shares instead of a mark-to-market election, as described below.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock.  Marketable stock is stock that is traded in other than de minimus quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the NYSE) or other market as defined in applicable United States Treasury Regulations.  We anticipate that our ADSs should qualify as being regularly traded on the NYSE, but no assurances may be given in this regard.  If a U.S. Holder makes this election, the holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election.  The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.  If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

The “QEF election” regime, which serves as a further alternative to the foregoing rules, is not available because we do not intend to provide the information necessary to enable a U.S. Holder to make such election.

If a U.S. Holder holds ADSs or ordinary shares in any year in which a non-United States corporation is treated as a PFIC with respect to such U.S. Holder, the U.S. Holder may be required to file Internal Revenue Service Form 8621 and such other forms as may be required by the United States Treasury Department.  Each U.S. Holder is advised to consult with its tax advisor regarding the application of the PFIC rules if we become classified as a PFIC, including the possibility of making a mark-to-market election.

Dividends

Subject to the PFIC rules discussed above, any cash distributions (including the amount of any PRC tax withheld) paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by the U.S. Holders, in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes.

For dividends received in taxable years beginning before January 1, 2013, a non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that the Company is deemed to be a PRC resident enterprise under the PRC tax law, the Company is eligible for the benefits of the United States-PRC income tax treaty, (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Although no assurance may be given, the ADSs are expected to be readily tradable on the NYSE, which is an established securities market in the United States. Provided we are not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year, we believe the dividends we pay on our ADSs should meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.  If, however, we are deemed to be a PRC “resident enterprise” under PRC tax law, see “Item 10. Additional Information – Taxation – People’s Republic of China Taxation,” we may be eligible for the benefits of the United States-PRC tax treaty and if we are eligible for such benefits, dividends we pay on our ordinary shares could be eligible for the reduced rate of taxation, regardless of whether such shares are represented by ADSs.  Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.  The rules governing the foreign tax credits are complex.  Accordingly, each U.S. Holder is advised to consult with its tax advisor regarding the availability of a foreign tax credit under its particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. If gains were subject to PRC tax and a U.S. Holder is eligible for the benefits of the United States-PRC treaty, such gain might be resourced under the treaty as PRC source income. See “ Item 10. Additional Information— Taxation — People’s Republic of China Taxation.” The deductibility of a capital loss may be subject to limitations. Each U.S. Holder is advised to consult with its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of a foreign tax credit.

Backup Withholding and Information Reporting

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a holder is required to submit such information to the Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied). U.S. Holder should consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

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

Foreign Exchange Risk

A majority of revenues and a significant majority of expenses from our operating subsidiaries are denominated in Renminbi. A significant portion of our revenues are denominated in currencies other than the Renminbi, such as the U.S. dollar, New Taiwan dollar and Japanese Yen. For the year ended December 31, 2011, our net revenues denominated in Renminbi, New Taiwan Dollar, Japanese Yen and other currencies accounted for  78.2%,4.0%,17.0% and 0.8% respectively, of our total net revenues. The value of the Renminbi against the U.S. dollar, New Taiwan Dollar, Japanese Yen and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollars between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

The results of our operations can be adversely affected as Renminbi appreciates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, costs and expenses, payables and other foreign currency assets and liabilities. In addition, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Based on the results of our operations for the year ended December 31, 2011, a 0.8% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$0.1 million in net income, and a 0.8% appreciation of the U.S. dollar against the Renminbi will result in an estimated decrease of approximately US$0.1 million in net income. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings and interest income generated by excess cash which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2011, we had outstanding short-term bank borrowings of US$8.8 million with  interest rates ranging from 3.39% to 7.22% and outstanding long-term bank borrowings of $0.4 million with fixed interest rate of 6.53% per annum payable in arrears. We are currently not engaged in any interest rate hedging activities.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Fees and Charges our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

	Service	Fees
●	Issuance of ADSs	Up to U.S.5¢ per ADS issued
●	Cancellation of ADSs	Up to U.S.5¢ per ADS canceled
●	Distribution of cash dividends or other cash distributions	Up to U.S.5¢ per ADS held
●	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S.5¢ per ADS held
●	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S.5¢ per ADS held
●	Depositary services	Up to U.S.5¢ per ADS held on the applicable record date(s) established by the depositary bank
●	Transfer of ADSs	U.S.$1.50 per certificate presented for transfer

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the Depositary may agree from time to time.  For the year ended December 31, 2011 (from our initial public offering that year), we received approximately US$1.8 million from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of security holders, which remain unchanged.

The following "Use of Proceeds" information related to the registration statement on Form F-1, as amended (file number: 333-167791) for our initial public offering of  9,166,667 ADSs, representing 36,666,668 ordinary shares, which registration statement was declared effective on July 20, 2010 and the registration statement on Form F-1, as amended (file number: 333-170825 ) for our follow-on public offering of 7,160,206 ADSs representing 28,640,824 ordinary shares which were offered by our selling shareholders, which registration statement was declared effective on December 9, 2010. We granted to the underwriters an option to purchase up to an additional 1,074,030 ADSs from us, which was exercised by the underwriters in December 2010.  We received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately US$90.8 million from the offering and sale of 13,333,334 ADSs in July 2010 and received US$19.8 million from the offering and sale 1,074,030 ADSs in December 2010. We did not receive any proceeds from the sale of the ADSs by the selling shareholders.

For the period from the effective date of the Form F-1 to December 31, 2011, we used US$62.9 million proceeds for several acquisitions and general operating activities and as of December 31, 2011, we had approximately US$50.8 million left from the net proceeds we received from our initial public offering and our secondary public offering in 2010.

ITEM 15.	CONTROLS AND PROCEDURES

(a)    Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the period covered by this annual report. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

(b)    Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our chief executive officer and chief financial officer, has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2011. In making its assessment, management used the criteria in “Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.” Based on this evaluation, our management concluded that our internal control over financial reporting as of December 31, 2011 was not effective due to three material weaknesses, as defined by Auditing Standard 5, “An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.” The material weaknesses identified were: (1) lack of sufficient skilled resources with U.S. GAAP knowledge for the purposes of financial reporting and lack of continuing professional training on U.S. GAAP and SEC regulations and rules for accounting personnel; (2) insufficient segregation of duties in relation to the (a) review and calculation of payroll expense and (b) initiation and approval of payments by a subsidiary;  and (3) lack of policies and procedures on selection of subcontractors, lack of documented approval of cash flows forecast by the board of directors, and insufficient IT security controls in relation to (a) system login, anti-virus scans, and system backup and (b) access, changes and version controls over certain spread sheets used in consolidation process.

We have subsequently implemented measures to address these material weaknesses. We have plans to recruit additional financial personnel with American Institute of Certified Public Accountant qualification by mid-2012. We have also requested that our senior accounting and financial personnel enhance their professional capabilities by taking training courses, especially online classes, provided by the American Institute of Certified Public Accountants or other institutes specializing in U.S. GAAP and SEC rules and regulations on a regular basis.  In addition, we have encouraged our existing finance team members to sit for the U.S. Certified Public Accountant exams.

We have completed the restructuring of internal controls for both enterprise application services and financial industry IT services service line to streamline the control activities and better define roles and responsibilities. The milestones are being closely tracked by our chief executive officer and chief financial officer weekly to ensure quality execution through the organization with monthly reviews in 2012.

We are in the process of conducting training to our business line executives and have established a special task force under the chief financial officer to assess job functions in the context of improving segregation of duties.

We are in the process of updating or establishing formal company-wide written policies and procedures for all key business processes and transactions, including subcontractor approval and documentation of review of cash flows forecast. Such written policies and processes will be circulated to employees through periodical email reminders, face-to-face workshops and written self-declarations to ensure that the employees have a thorough understanding of the policies and procedures in question.

We are also in the process of upgrading our operational system and have plans to modify our existing financial accounting and reporting system in 2012, in order to design and implement automated controls of proper review and approval process in the operating process flow.

(c)   Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has audited the financial statements for the year ended December 31, 2011 included in this annual report.

TO THE BOARD OF DIRECTORS AND
STOCKHOLDERS OF CAMELOT INFORMATION SYSTEMS INC.

We have audited the internal control over financial reporting of Camelot Information Systems Inc. (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment: (1) lack of sufficient skilled resources with U.S. GAAP knowledge for the purposes of financial reporting and lack of continuing professional training on U.S. GAAP and SEC regulations and rules for accounting personnel; (2) insufficient segregation of duties in relation to the (a) review and calculation of payroll expense and (b) initiation and approval of payments by a subsidiary;  and (3) lack of policies and procedures on selection of subcontractors, lack of documented approval of cash flows forecast by the board of directors, and insufficient IT security controls in relation to (a) system login, anti-virus scans, and system backup and (b) access, changes and version controls over certain spread sheets used in consolidation process.

These material weaknesses were considered in determining the nature, timing, extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011 of the Group and this report does not affect our report on such financial statements and financial statement schedules.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011 of the Company and our report dated April 26, 2012, expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 26, 2012

(d)   Changes in Internal Control Over Financial Reporting

There were no adverse changes in our internal controls over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

In order to address the material weaknesses mentioned above, we have set forth plans to recruit additional financial personnel with American Institute of Certified Public Accountant qualification by mid-2012. We have also requested that our senior accounting and financial personnel enhance their professional capabilities by taking training courses, especially online classes, provided by the American Institute of Certified Public Accountants or other institutes specializing in U.S. GAAP and SEC rules and regulations on a regular basis.  In addition, we have encouraged our existing finance team members to sit for the U.S. Certified Public Accountant exams.

We have completed the restructuring of internal controls for both enterprise application services and financial industry IT services service line to streamline the control activities and better define roles and responsibilities. The milestones are being closely tracked by our chief executive officer and chief financial officer weekly to ensure quality execution through the organization with monthly reviews in 2012.

We are in the process of conducting training to our business line executives and have established a special task force under the chief financial officer to assess job functions in the context of improving segregation of duties.

We are in the process of updating or establishing formal company-wide written policies and procedures for all key business processes and transactions, including subcontractor approval and documentation of review of cash flows forecast. Such written policies and processes will be circulated to employees through periodical email reminders, face-to-face workshops and written self-declarations to ensure that the employees have a thorough understanding of the policies and procedures in question.

We are also in the process of upgrading our operational system and have plans to modify our existing financial accounting and reporting system in 2012, in order to design and implement automated controls of proper review and approval process in the operating process flow.

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

Our board of directors has adopted a code of ethics that applies to our directors, officers, director and president, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at:   http://www.mzcan.com/canpanel/us/listco/CIS/images/Code_of_Business Conduct_and_Ethics.pdf.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu CPA Ltd. has acted as the independent public accountants of our company and its subsidiaries for the years ended December 31, 2009, 2010 and 2011, respectively. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the periods indicated.

	Year Ended December 31,
	(U.S. dollars in thousands)
	2010	2011
Audit Fees (1)	478	2,350
Audit-Related Fees(2)	30	31
Tax fees(3)	-	-
All Other Fees	-	-
Total	508	2,381
_____
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

On May 26, 2011, our Board authorized a share repurchase program of up to US$20 million worth of our outstanding ADSs throughout 2011. This share repurchase program expired on December 31, 2011. The following tables set forth some additional information about our repurchases made in the fiscal years ended December 31, 2011. The ordinary shares underlying the repurchased ADSs have been reserved as treasury shares as permitted under BVI laws.

Period	Total Number of ADS Purchased	Weighted Average Price paid per ADS	Total Number of ADS Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (US$)

Month #1 (from January 1 2011 to January 31, 2011)	—	N/A	—	—
Month #2 (from February 1 2011 to February 28, 2011)	—	N/A	—	—
Month #3 (from March 1 2011 to March 31, 2011)	—	N/A	—	—
Month #4 (from April 1 2011 to April 30, 2011)	—	N/A	—	—

Month #5 (from May 1 2011 to May 31, 2011)	—	N/A	—	US$20,000,000
Month #6 (from June 1 2011 to June 31, 2011)	210,500	US$14.12	210,500	US$17,027,706
Month #7 (from July 1 2011 to July 31, 2011)	224,800	US$13.50	224,800	US$13,992,209
Month #8 (from August 1 2011 to August 31, 2011)	1,178,500	US$4.84	1,178,500	US$8,283,652
Month #9 (from September 1 2011 to September 30, 2011)	504,600	US$5.18	504,600	US$5,670,063
Month #10 (from October 1 2011 to October 31, 2011)	—	N/A	—	US$5,670,063
Month #11 (from November 1 2011 to November 30, 2011)	—	N/A	—	US$5,670,063
Month #12 (from December 1 2011 to December 31, 2011)	—	N/A	—	US$5,670,063

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

1.1*	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant
2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-167791))
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-167791))
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
4.2
Form of Employment Agreement between the Registrant and each Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-167791))

4.3
Camelot Information Systems Inc. Registration Right Agreement among the Registrant and other parties thereto dated as of December 27, 2007 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-167791))

4.4
Amendment to the Registration Right Agreement among the Registrant and other parties thereto dated as of May 22, 2010 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333-167791))

4.5
An English summary of the Share Transfer Agreement between Alpower Investment Ltd and Camelot Information Systems Inc. dated January 1, 2011 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F filed on June 9, 2011 (File No. 001-34797))

4.6
 An English summary of the Share Transfer Agreement by and among Zhao Xumin, Liu Tao and Camelot Information Systems Inc. dated January 1, 2011 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed on June 9, 2011 (File No. 001-34797))

4.7
Technical Services Agreement Base Agreement, dated May 31, 2011 between IBM Dalian Global Delivery Co Ltd, IBM Solution & Service (SZ) Co., Ltd and Beijing Camelot Technology Co., Ltd (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F filed on June 9, 2011 (File No. 001-34797))

4.8
Participation Agreement, dated May 30, 2011, among IBM Dalian Global Delivery Co Ltd., IBM Solution & Services (SZ) Co., Ltd.. and Kunshan Castle  Information consulting Co., Ltd. (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F filed on June 9, 2011 (File No. 001-34797))

4.9
Technical Service Agreement Master Statement of Work, dated May 20,2011, among IBM Dalian Global Delivery Co Ltd., IBM Solution & Service (SZ) Co. Ltd. And Beijing Camelot Technology Co. Ltd. and Beijing Camelot Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F filed on June 9, 2011 (File No. 001-34797))

4.10
Supplementary Agreement, dated May 20,2011, among IBM Dalian Global Delivery Co., Ltd. (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F filed on June 9, 2011 (File No. 001-34797))

4.11
Technical Services Agreement, dated March 24, 2008, among IBM Global Services (China) Co. Ltd. and Camelot Information Systems (China) Corp. Ltd. (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-167791))

4.12
Participation Agreement, dated June 15, 2008, between IBM Global Services (China) Co. Ltd. and Shanghai Camelot Information Technology Co. Ltd. (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-167791))

8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-167791))
12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm
15.2*	Consent of American Appraisal China Limited, Independent Third Party Valuation Firm
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**
XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

CAMELOT INFORMATION SYSTEMS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND
STOCKHOLDERS OF CAMELOT INFORMATION SYSTEMS INC.

We have audited the accompanying consolidated balance sheets of Camelot Information Systems Inc. (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2012 expressed an adverse opinion on the Company's internal control over financial reporting because of  three material weaknesses.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
April 26, 2012

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Balance Sheets
(in U.S. dollars in thousands, except share data)

	As of December 31,
	2010	2011
Assets

Current assets:
Cash and cash equivalents	140,356	57,128
Restricted cash	6,932	4,626
Billed accounts receivable, net of allowance for doubtful accounts of US$14 and US$2,726 as of December 31, 2010 & 2011, respectively	43,072	47,834
Unbilled accounts receivable, net of allowance for doubtful accounts of US$390 and US$927 as of December 31,2010 & 2011, respectively	62,624	87,212
Term deposits	160	45,318
Inventories	1,634	576
Deferred costs	32	1,396
Deferred tax assets-current	1,088	1,930
Prepaid expenses and other current assets	11,420	15,757

Total current assets	267,318	261,777
Property and equipment, net	4,680	4,673
Intangible assets, net	26,631	18,250
Deferred tax assets-noncurrent	71	1,197
Project deposits	79	74
Rental deposits and other noncurrent assets	1,457	1,427
Goodwill	41,229	27,998

Total assets	341,465	315,396

Liabilities

Current liabilities:
Short term borrowings	11,566	8,847
Accounts payable	18,610	20,041
Deferred revenue	5,598	8,391
Income taxes payable	9,580	10,548
Accrued expenses and other payables	19,088	23,272
Consideration payable in connection with business
Consideration payable in connection with business acquisitions and debt extinguishment	15,594	5,132

Total current liabilities	80,036	76,231
Borrowings, less current portion	403	378
Deferred tax liabilities	4,303	2,871
Contingent consideration in relation to business acquisitions	2,307	2,822
Other non-current liabilities	1,139	1,006

Total liabilities	88,188	83,308

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Balance Sheets - continued
(in U.S. dollars in thousands, except share data)

	As of December 31,
	2010	2011
Commitments and contingencies (Note 21)

Equity:
Camelot Information Systems Inc. shareholders' equity:
Ordinary shares (451,925,654 shares authorized as of December 31, 2010 and 2011; 179,610,128 shares issued and outstanding as of December 31, 2010; 182,762,475 shares issued and 177,621,367 shares outstanding as of December 31, 2011, respectively)	-	-
Additional paid-in capital	177,467	189,094
Statutory reserves	8,241	10,527
Retained earnings	53,550	10,440
Accumulated other comprehensive income	13,456	21,684

Total Camelot Information Systems Inc. shareholders' equity	252,714	231,745
Noncontrolling interest	563	343

Total equity	253,277	232,088

Total liabilities and equity	341,465	315,396

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Statements of Operations
(in U.S. dollars in thousands, except share and per share data)

	For the year ended December 31,
	2009	2010	2011

Net revenues	118,003	192,863	227,120
Cost of revenues (including share-based compensation of US$147, US$136 and US$1,463 for the years ended December 31, 2009, 2010 and 2011 respectively)	(81,976)	(130,862)	(167,520)

Gross profit	36,027	62,001	59,600

Operating expenses:
Selling and marketing expenses (including share-based compensation of US$158, US$354 and US$7,427 for the years ended December 31, 2009, 2010 and 2011 respectively)	(6,199)	(11,138)	(20,263)
General and administrative expenses (including share-based compensation of US$938, US$2,434 and US$10,476 for the years ended December 31, 2009, 2010 and 2011 respectively)	(12,627)	(21,605)	(45,065)
Research and development costs	(1,496)	(2,741)	(5,956)
Loss on impairment of intangible assets	-	-	(8,552)
Loss on impairment of goodwill	-	-	(21,457)
Changes in fair value of contingent consideration for business acquisitions	(549)	(3,880)	(1,669)

Total operating expenses	(20,871)	(39,364)	(102,962)
Government subsidies	56	123	255

Income (loss) from operations	15,212	22,760	(43,107)
Interest expense	(96)	(475)	(935)
Interest income	118	498	1,194
Gain on short-term investment	44	-	-

Income (loss) before provisions for income taxes	15,278	22,783	(42,848)
Provisions for income taxes (benefit)	(2,241)	(4,100)	1,791

Net income (loss)	13,037	18,683	(41,057)
Less: Net (income)loss attributable to noncontrolling interest	(71)	(86)	233

Net income (loss) attributable to Camelot Information Systems Inc.	12,966	18,597	(40,824)

Net income (loss) per ordinary share:
Net income (loss) attributable to Camelot Information Systems Inc. ordinary shareholders
Basic	0.10	0.12	(0.23)
Diluted	0.10	0.11	(0.23)

Weighted average shares used in calculating net income/(loss) per ordinary share
Basic	82,035,859	128,663,415	179,954,056
Diluted	133,017,168	165,258,030	179,954,056

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Statements of Equity and Comprehensive Income
(in U.S. dollars in thousands, except share data)

	Camelot Information Systems Inc.'s Shareholders
	Series A preferred shares		Series B preferred shares		Ordinary shares		Shares to	Additional paid-in	Statutory	Retained	Accumulated other compre-hensive	Total Camelot Information Systems Inc. shareholders'	Non-controlling	Total	Total compre-hensive income (loss)
	Shares	Amount	Shares	Amount	Shares outstanding	Amount	be issued	capital	reserves	earnings	income	equity	interest	equity	for the year

Balance as of January 1, 2009	44,055,018	28,725	4,019,328	5,000	76,774,814	-	3,270	11,643	2,964	27,264	7,191	86,057	436	86,493
Issuance of ordinary shares in connection with business acquisition of Yinfeng	-	-	-	-	1,000,000	-	(1,218)	1,218	-	-	-	-	-	-
Issuance of ordinary shares in connection with business acquisition of Agree	-	-	-	-	4,866,180	-	-	6,095	-	-	-	6,095	-	6,095
Ordinary shares to be issued in connection with settlement of contingent consideration for acquisition of Yinfeng	-	-	-	-	-	-	3,223	-	-	-	-	3,223	-	3,223
Ordinary shares to be issued in connection with business acquisition of Tansun	-	-	-	-	-	-	5,760	-	-	-	-	5,760	-	5,760
Share based compensation	-	-	-	-	-	-	-	1,243	-	-	-	1,243	-	1,243
Transfer to statutory reserve	-	-	-	-	-	-	-	-	1,439	(1,439)	-	-	-	-
Dissolution of Ruiyin	-	-	-	-	-	-	-	-	-	-	-	-	(63)	(63)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	156	156	13	169	169
Net income	-	-	-	-	-	-	-	-	-	12,966	-	12,966	71	13,037	13,037

Balance as of December 31, 2009	44,055,018	28,725	4,019,328	5,000	82,640,994	-	11,035	20,199	4,403	38,791	7,347	115,500	457	115,957	13,206
Issuance of ordinary shares in connection with business acquisitions and debt extinguishment	-	-	-	-	7,932,000	-	(11,035)	11,035	-	-	-	-	-	-
Conversion of preferred shares upon the initial public offering ("IPO")	（44,055,018)	(28,725）	(4,019,328)	(5,000)	48,074,346	-	-	33,725	-	-	-	-	-	-
Issuance of ordinary shares upon IPO net of issuance cost of US$4,140	-	-	-	-	36,666,668	-	-	89,635	-	-	-	89,635	-	89,635
Issuance of ordinary shares upon the follow-on public offering net of issuance cost of nil	-	-	-	-	4,296,120	-	-	19,949	-	-	-	19,949	-	19,949
Share based compensation	-	-	-	-	-	-	-	2,924	-	-	-	2,924	-	2,924
Transfer to statutory reserve	-	-	-	-	-	-	-	-	3,838	(3,838)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	6,109	6,109	20	6,129	6,129
Net income	-	-	-	-	-	-	-	-	-	18,597	-	18,597	86	18,683	18,683

Balance as of December 31, 2010	-	-	-	-	179,610,128	-	-	177,467	8,241	53,550	13,456	252,714	563	253,277	24,812
Issuance of ordinary shares in connection with business acquisitions	-	-	-	-	1,152,352	-	-	5,341	-	-	-	5,341	-	5,341
Repurchase of ordinary shares	-	-	-	-	(8,473,600)	-	-	(14,415)	-	-	-	(14,415)	-	(14,415)
Options exercised	-	-	-	-	5,332,492	-	-	1,335	-	-	-	1,335	-	1,335
Share based compensation	-	-	-	-	-	-	-	19,366	-	-	-	19,366	-	19,366
Transfer to statutory reserve	-	-	-	-	-	-	-	-	2,286	(2,286)	-	-		-
Dissolved of Yantai													32	32
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	8,228	8,228	(19)	8,209	8,209
Net loss	-	-	-	-	-	-	-	-	-	(40,824)	-	(40,824)	(233)	(41,057)	(41,057)

Balance as of December 31, 2011	-	-	-	-	177,621,372	-	-	189,094	10,527	10,440	21,684	231,745	343	232,088	(32,848)

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Statements of Cash Flows
(in U.S. dollars in thousands)

	For the year ended December 31,
	2009	2010	2011
Cash flows from operating activities:
Net income (loss)	13,037	18,683	(41,057)
Adjustments to reconcile net income to net cash
Provided by (used in) operating activities:
Depreciation of property and equipment	634	962	1,087
Amortization of intangible assets	3,860	6,309	5,285
Deferred income taxes	(738)	(1,324)	(4,060)
Share-based compensation	1,243	2,924	19,366
Provision for bad debts	106	15	3,235
Impairment loss on intangible assets	-	-	8,552
Impairment loss on goodwill	-	-	21,457
(Gains)/loss on disposal of property and equipment	13	(1)	20
Loss on short-term investment	(44)	-	-
Changes in fair value of contingent consideration for acquisition of Tansun and Dimension	549	3,880	1,669
Changes in operating assets and liabilities:
Accounts receivable	(12,849)	(33,937)	(23,364)
Inventories	57	(740)	1,094
Deferred cost	299	562	(1,385)
Prepaid expenses and other current assets	(1,513)	(4,336)	(3,296)
Project deposits	(68)	519	9
Rental deposits and other noncurrent assets	(644)	(480)	75
Accounts payable	3,857	7,500	(406)
Deferred revenue	1,116	(2,200)	2,535
Income taxes payable	1,464	3,866	459
Accrued expenses and other payables	1,172	6,554	3,985
Other non-current liabilities	-	1,139	(61)

Net cash provided by (used in) operating activities	11,551	9,895	(4,801)

Cash flows from investing activities:
Maturity (purchase) of term deposits, net	(299)	139	(44,785)
Deposit (release) of restricted cash, net	730	(4,365)	2,743
Purchases of businesses, net of cash acquired of US$3,470, nil and US$1,506 in 2009, 2010 and 2011, respectively	(6,458)	(8,359)	(11,430)
Purchase of property and equipment	(408)	(1,439)	(867)
Repayment of loan to unrelated parties	242	248	13
Proceeds from disposal of property and equipment	-	29	29
Proceeds from sales of short-term investment	206	-	-

Net cash used in investing activities	(5,987)	(13,747)	(54,297)

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Statements of Cash Flows - continued
(in U.S. dollars in thousands)

	For the year ended December 31,
	2009	2010	2011
Cash flows from financing activities:
Distribution to noncontrolling interest shareholder upon dissolution of Ruiyin	(63)	-	-
Proceeds from borrowings	8,830	11,691	9,205
Repayment of borrowings	(3,976)	(9,311)	(12,230)
Proceeds from initial public offering	-	93,775	-
Payment of issuance cost related to initial public offering	(264)	(2,957)	(1,242)
Proceeds from follow-on offering	-	19,949	-
Reimbursed issuance cost from follow-on offering	-		836
Proceeds from exercise of share options	-	-	1,335
Repurchase of ordinary shares	-	-	(14,415)
Payment of deferred consideration for acquisitions	-	(4,252)	(7,961)
Payment of reimbursable issuance cost related to follow-on offering		(141)	(694)

Net cash provided by (used in) financing activities	4,527	108,754	(25,166)

Effect of exchange rate changes	813	1,634	1,036

Net increase in cash and cash equivalents	10,904	106,536	(83,228)
Cash and cash equivalents, beginning of year	22,916	33,820	140,356

Cash and cash equivalents, end of year	33,820	140,356	57,128

Supplemental disclosure of cash flow information:
Income taxes paid	(1,515)	(1,837)	(1,860)
Interest paid	(96)	(475)	(935)

Non-cash investing activities:
Ordinary shares issued in connection with business acquisitions of VLife, Harmonation, Yinfeng, Agree, Dimension (Note 16)	7,313	-	5,341

Ordinary shares to be issued in connection with business acquisitions of Yinfeng and Tansun (Note 16)	5,760	-	-

Ordinary shares to be issued in connection with settlement of contingent consideration for acquisition of Yinfeng (Note 16)	3,223	-	-

Consideration payable in connection with business acquisitions	8,790	-	3,145

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Camelot Information Systems Inc. (the "Company") was incorporated in the British Virgin Islands ("BVI") on November 28, 2000 as a limited liability company under the International Business Companies Act.

The Company and its subsidiaries (collectively, the "Group") are primarily engaged in the provision of information technology services ("IT services").  As of December 31, 2011, the Company's subsidiaries included the following:

		Later of
	Place of	incorporation/	Percentage of
Name of Subsidiary	establishment	acquisition date	legal ownership
			%

Nanjing Camelot Information Systems Engineering Co. Ltd.	People's Republic of China	January 18, 2000	100
("NCIS")	("PRC" or "China")
Beijing Camelot Technology Co., Ltd. ("Camelot Beijing")	PRC	March 12, 2001	100
Beijing Heng En Technology Co., Ltd. ("Beijing Heng En")	PRC	December 31, 2002	100
Shanghai Camelot Software Co., Ltd. ("Shanghai Camelot")	PRC	September 30, 2004	100
Entoh Digital Co., Ltd. ("Entoh")	Japan	January 1, 2006	100
Dalian Yuandong Digital Co., Ltd. ("Dalian Yuandong")	PRC	January 1, 2006	100
Bayshore Consulting & Services Co., Ltd. ("Bayshore")	PRC	January 1, 2006	100
Triumph Consulting & Services Co., Ltd. ("Triumph")	BVI	January 1, 2006	100
Konwell Technologies Ltd. ("Konwell")	BVI	January 1, 2006	100
Beijing Faceita Information System Ltd. ("Faceita")	PRC	January 1, 2006	100
Asialink Information Technologies (Shanghai) Co., Ltd. ("Asialink")	PRC	January 1, 2006	100
Kings Consulting Services Limtied	Hong Kong	January 1, 2006	100
(Formerly King's Trading Co) ("King's")
Taiwan Camelot Information Inc. ("Taiwan Camelot")	Taiwan	September 28, 2006	100
Hwawei Digital Financial Technologies Co., Ltd. ("Hwawei")	Taiwan	January 1, 2007	100
Jiaxing Camelot Software Company Limited ("Jiaxing Camelot")	PRC	July 17, 2007	100
Beijing Red River Valley Information Technology Co., Ltd.	PRC	February 1, 2008	100
("Red River Valley")
Beijing Yinfeng Technology Development Co., Ltd. ("Yinfeng")	PRC	April 1, 2008	100
VLife Technology Co., Ltd. ("VLife")	Taiwan	April 7, 2008	100
VLife Technology (Shang Hai) Co., Ltd. ("Weisong")	PRC	April 7, 2008	100
Vlife International Corp. Ltd. ("Samoa")	Samoa	April 7, 2008	100
Shanghai Camelot Information Technology Co., Ltd ("SCIT")	PRC	May 8, 2008	100
Harmonation Inc. ("Harmonation")	Taiwan	July 7, 2008	85.47
Camelot Information Technology. Co., Ltd. ("Huaqiao")	PRC	June 29, 2009	100
Kunshan Kesuo Information Consulting Co., Ltd. ("Kunshan")	PRC	August 13, 2009	100
Zhuhai Agree Technology Co., Ltd. ("Agree Zhuhai")	PRC	July 1, 2009	100
Beijing Agree Technology Development Co., Ltd. ("Agree Beijing")	PRC	July 1, 2009	100
Shanghai Agree Technology Development Co., Ltd. ("Agree Shanghai")	PRC	July 1, 2009	100
Beijing Tansun Software Technology Co., Ltd. ("Tansun Beijing")	PRC	December 30, 2009	100
Xiamen Rella Software Technology Development Co., Ltd.	PRC	December 30, 2009	100
("Xiamen Rella")
Kunshan Asialink Information Technology Co., Ltd. ("Asialink Kunshan")	PRC	March 22, 2010	100
Dimension Information Technology Co., Ltd. ("Dimension")	PRC	January 1, 2011	100
Camelot Information Technology Consulting (Wuxi) Co., Ltd ("Wuxi")	PRC	July 14, 2011	100
Camelot Financial Information Technology Services Co., Ltd ("CFITS")	PRC	December 19, 2011	100

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

In 2011, to streamline the Corporate Structure, the Company dissolved Yantai Q.B. Eleven Outsourcing Service Company (“Yantai”) and Camelot Japan Co., Ltd. (“Across Japan”) since bothsubsidiaries did not have substantive business operations.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses in the financial statements and accompanying notes.  Actual results could differ from those estimates.  Significant accounting estimates reflected in the Group's consolidated financial statements include revenue recognition, valuation allowance for deferred tax assets, collectability of accounts receivable, estimated useful lives and impairment of property and equipment, goodwill and other intangible assets, and fair value of share options and ordinary shares.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have remaining maturities of three months or less when purchased.

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
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value

The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures in determining and disclosing certain fair value measurements. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market‑based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three‑tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level I - Observable inputs such as quoted prices in active markets for identical, unrestricted assets, or liabilities.

Level II - Quoted prices for similar assets or liabilities, or inputs other than quoted prices in active markets that are observable, either directly or indirectly.

Level III - Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions about the assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of option‑pricing models, discounted cash flows models, and similar techniques.

Financial instruments

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
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
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

Inventories

Inventories are stated at the lower of cost or market value.  Cost is determined using the weighted average method.  Inventories include raw materials and consumables and hardware purchased from third party vendors.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Building	30 years
Furniture and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of the lease terms or estimated useful lives

Acquired intangible assets with definite lives

Acquired intangible assets, other than goodwill, are initially measured and recorded at their fair values.  Customer relationships, SAP certificate and contract backlogs are amortized based on the estimated attrition pattern of the acquired intangibles. System software, completed technology and non-compete agreement are amortized based on straight-line method or sum of the years digits method over the following estimated economic lives:

Customer relationships	3-10 years
SAP certificate	3.8 years
Contract backlogs	0.3-3.5 years
System software	10 years
Completed technology	2.25-10 years
Non-compete agreement	3 years

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets with definite lives

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

Impairment of goodwill and indefinite-lived intangible assets

The Group reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that they might be impaired. Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
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

Time-and-expense contracts

Revenues from time-and-expense contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met.  Under time-and-expense contracts, the Group is reimbursed for actual hours incurred at negotiated hourly billing rates.  Customers may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rate.  The rights to software developed by the Group on behalf of its customers belong to the customers and the Group does not have the option to acquire such rights from its customers.  Net revenues recognized for time-and-expense contracts totaled US$59,667, US$99,071 and US$121,762 for the years ended December 31, 2009, 2010 and 2011, respectively.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Fixed-price contracts

Revenues from service-only fixed-price contracts require the Group to perform services for systems design, planning and consulting throughout the contractual period, which is generally less than one year.  Revenues from this type of arrangements are generally recognized using the proportional performance method based on the proportion of actual service hours incurred to the budgeted total service hours.  All of the Group's service offerings are similar in nature and the Group has a long history of providing these services resulting in its ability to reasonably estimate the service hours expected to be incurred on each project, and there are no retention provisions.

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

The Group also enters into multiple-element fixed-price arrangements, in which the deliverables mainly include licenses of self-developed core software and third-party software, and related services such as customization, modification, implementation and integration ("project services") and support and maintenance services which include bug fixes, technical support via telephone and site visit, and unspecified upgrades on a when-and-if-available basis.

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
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Fixed-price contracts - continued

In some cases, the VSOE of fair value of the support and maintenance services, which is the last element to be delivered, is established based on standalone sales, however, no such evidence exists for other elements.  For these arrangements, under the residual method, the amount of consideration allocated to elements other than the support and maintenance services equals the total arrangement consideration less the VSOE of fair value of the support and maintenance services, which is deferred and recognized as revenue using the proportional performance method over the project services period.  The proportional performance is determined based on the proportion of actual service hours incurred to the budgeted service hours.  When revenue is deferred, the related cost is also deferred.  The arrangement consideration allocated to the support and maintenance services is recognized as revenue ratably over the support and maintenance services period, which is usually one to two years.

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

Net revenues recognized for fixed-price contracts totaled US$58,336, US$93,792 and US$105,358 for the years ended December 31, 2009, 2010 and 2011, respectively.

The Group reports revenues net of applicable business taxes and the related surcharges.  The Company's subsidiaries in the PRC are subject to a 5% business tax and related surcharges on the revenues earned from providing services, except for that Camelot Nanjing qualified for business tax at 3%.  Business taxes and the related surcharges for the years ended December 31, 2009, 2010 and 2011 were US$3,865, US$6,391 and US$7,017 respectively, and were recorded as a reduction of revenues.

The Group receives value added taxes ("VAT") rebates from tax authority as an incentive to encourage certain high-tech industries. VAT rebates are recorded as revenue when the Group pays the relevant VAT and properly files the rebate application to tax authority when the related rebates become receivable. The Group has recorded US$11, US$430, and US$271of VAT rebate in revenue for the years ended December 31, 2009, 2010 and 2011, respectively. The VAT rebate revenues are classified into the relevant revenue categories.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.  The Group did not identify significant unrecognized tax benefits for years ended December 31, 2009, 2010 and 2011.  The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the Group's unrecognized tax benefits did not change significantly within 12 months from December 31, 2011.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
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

The Group's entities with functional currency of RMB, Yen, NT$ and HK$ translate their operating results and financial position into the U.S. dollar, the Company's reporting currency.  Assets and liabilities are translated using the exchange rates in effect on the balance sheet date.  Revenues, expenses, gains and losses are translated using the average rate for the year.  Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of equity and comprehensive income.

Significant risks and uncertainties

Foreign currency risk

RMB is not freely convertible into other currencies.  All foreign exchange transactions involving RMB must take place through the People's Bank of China or other institutions authorized to trade foreign currency.  The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the People's Bank of China that are determined largely by supply and demand.  The Group's cash, term deposit and restricted cash balances in RMB as of December 31, 2009, 2010 and 2011 were RMB186, 999,368, RMB202, 722,790 and RMB436, 430,586 respectively.

During the presented periods, the Group also incurred foreign currency risk on sales denominated in U.S. dollars and Japanese Yen.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties - continued

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, accounts receivable and term deposits.  The Group places the majority of its cash and term deposits with financial institutions located in the PRC and the United States of America.  The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers.

Details of customers accounting for 10% or more of total net revenues were as follows:

	Years ended December 31,
	2009	%	2010	%	2011	%

Customer A	37,315	32	64,987	34	77,387	34

Details of customers accounting for 10% or more of accounts receivable were as follows:

	As of December 31,
	2010	%	2011	%

Customer A	35,843	34	50,528	37

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

The Group's convertible preferred shares were participating securities as the preferred shares participated in undistributed earnings on an as-converted basis.  Accordingly, the Group used the two-class method of computing net income per share, for ordinary and preferred shares according to their participation rights in undistributed earnings.  Under this method, undistributed net income was allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class would share net income for the period.

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
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
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

A change in any of the terms or conditions of share options is accounted for as a modification of the share incentive plan. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Group would recognize incremental compensation cost in the period of the modification occurred and for unvested options, the Group would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

The following table summarizes the Group's net revenues and long-lived assets in different geographic locations in U.S. dollars:

	Years ended December 31,
	2009	2010	2011

Net revenues
PRC	88,790	160,897	195,076
Taiwan	16,777	14,963	9,036
Japan	11,642	14,663	21,120
Others	794	2,340	1,888
Total	118,003	192,863	227,120

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Segment reporting - continued

	As of December 31,
	2010	2011
Long-lived assets
PRC	66,213	49,042
Taiwan	6,098	1,649
Others	1,765	1,731
Total	74,076	52,422

Geographic area information for net revenues is summarized based on the countries in which the customers are located.

The following table summarizes the Group’s net revenues by service line:

	Years ended December 31,
	2009	2010	2011

Enterprise application services	78,525	126,396	158,733
Hardware and software product	898	159	448

Total enterprise application services	79,423	126,555	159,181

Financial industry services	34,920	59,012	59,486
Hardware and software product	3,660	7,296	8,453

Total financial industry services	38,580	66,308	67,939

Total net revenues	118,003	192,863	227,120
Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date.  Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired.  Common forms of the consideration made in acquisitions include cash and common equity instruments.  Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.  For shares issued in a business combination, the Company has estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards not yet adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•
Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•
Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•
Premiums or discounts in fair value measure—the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring  the fair value of a controlling interest) are not permitted in a fair value measurement.

•
Fair value of an instrument classified in a reporting entity’s stockholders’ equity—the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

• Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)
For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

	(ii)	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Company does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Company does not expect the adoption of these pronouncements to have a significant effect on its consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company does not expect the adoption of this pronouncement to have a significant effect on its consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect the adoption of the guidance to have a material effect on its consolidated financial statements.

3.	ACQUISITIONS

Agree

In July 2009, the Group acquired 100% equity interest of Agree Zhuhai and its affiliates (collectively, "Agree").  The initial consideration included US$7,320 in cash and 4,866,180 ordinary shares of the Company with a fair value of US$1.25 per share estimated by American Appraisal, an independent valuation firm, on the acquisition date.  In addition, the Group agreed to pay a performance-based consideration to Agree in cash between RMB63,000,000 (approximately US$9,265) and RMB75,000,000 (approximately US$11,029) no later than January 1, 2012 as determined using a specified formula based on Agree's earnings in 2009 and 2010, of which the fair value on the acquisition date was US$8,303 estimated by American Appraisal.  Therefore the total consideration was US$21,718.  The cash portion was fully paid in July 2009 and the ordinary shares were issued in September 2009.  Agree provides comprehensive software solutions for automating teller systems and branch operations to customers in the financial services industry in China through developing financial software platforms and applications.  The transaction was accounted for as a business combination using the acquisition method of accounting.  The operating results of Agree have been included in the Group's consolidated financial statements since the date of acquisition. US$8,082 of net revenues generated by Agree in the year of 2009 was included in the Group's consolidated statement of operations for 2009.

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
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

3.	ACQUISITIONS - continued

Tansun

On December 30, 2009, the Group acquired 100% equity interest of Tansun Beijing and its affiliates (collectively "Tansun").  The initial consideration included US$8,790 in cash and 3,932,000 ordinary shares of the Company with a fair value of US$1.47 per share estimated by American Appraisal, an independent valuation firm, on the acquisition date.  In addition, the Group agreed to pay a performance-based consideration in cash up to RMB40,000,000 (approximately US$5,860) as determined using a specified formula based on Tansun's earnings in 2010 and 2011, of which the fair value on the acquisition date was US$3,969 estimated by American Appraisal.  Therefore the total consideration was US$18,519.  The cash portion US$ 8,359 was paid during 2010 and the ordinary shares were issued in May 2010. Tansun provides core business and enterprise software solutions and services for the financial services industry in China, including the consultation, design, development, implementation, testing and maintenance for key functions, such as corporate loan, risk management, supply chain financing, commercial loan, cash management, and internal collaboration and workflow.  The transaction was accounted for as a business combination using the acquisition method of accounting.  The operating results of Tansun have been included in the Group's consolidated financial statements since the date of acquisition.

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

As of December 31, 2011, the Company had paid RMB7,500,000 (approximately US$1,176) in the year of 2011, and the remaining RMB12,500,000 (approximately US$1,986) was reflected in consideration payable in connection with business acquisition as of December 31, 2011 (see note 14).

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

3.	ACQUISITIONS - continued

Dimension

On January 1, 2011, the Company acquired 100% equity interest of Dimension InfoTech Co. Ltd and its affiliates (collectively, "Dimension"), which provide SAP project implementation and SAP-based customized solutions. The initial consideration includes US$4,000 in cash and 1,152,352 ordinary shares of the Company with a fair value of US$5,341 based on the closing market price of the Company's ADSs on the acquisition date. 30% of the ordinary shares are restricted from transfer or sale for one year from the acquisition date and 70% are restricted from transfer or sale for two years from the acquisition date. In addition, the Company agreed to pay a performance-based contingent consideration to Dimension in cash as determined using a specified formula based on Dimension’s earnings in 2011 and 2012, of which the fair value on the acquisition date was US$5,155 estimated by American Appraisal. As a result, the total consideration as of the date of acquisition was US$14,496. The cash portion US$ 4,000 was paid during 2011 and the ordinary shares were issued in August 2011.

The transaction was accounted for as a business combination using the acquisition method of accounting.  The operating results of Dimension have been included in the Group’s consolidated financial statements since the date of acquisition.

The purchase consideration of US$14,496 was allocated as follows as of the acquisition date:

		Weighted average
	Amounts	useful lives

Cash	1,506
Term deposits	303
Accounts receivable	3,593
Prepaid expenses and other receivable	1,021
Property and equipment, net	146
Intangible assets:
Trade name	2,197	Indefinite
Contract backlogs	641	1 year
Customer relationships	727	5 years
Non-compete agreement	782	3 years
Accounts payable	(1,091)
Deferred revenue	(129)
Income taxes payable	(79)
Accrued expenses and other payables	(982)
Deferred tax liabilities	(652)
Goodwill	6,513

Total	14,496

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

3.	ACQUISITIONS - continued

Dimension - continued

As of December 31, 2011, since Dimension reached the aforementioned earnings requirement for 2011, RMB19,800,000 (approximately US$3,147) was reflected in consideration payable in connection with business acquisition as of December 31, 2011 (see note 14).

No supplemental information on a pro forma basis has been presented for the above acquisitions as such information is not available without unreasonable effort and cost.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of December 31,
	2010	2011

Billed receivable	42,584	48,719
Notes receivable	502	1,841
Less: Allowance for doubtful accounts	(14)	(2,726)

Billed accounts receivable, net	43,072	47,834

Unbilled receivable	63,014	88,139
Less: Allowance for doubtful accounts	(390)	(927)

Unbilled accounts receivable, net	62,624	87,212

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

4.	ACCOUNTS RECEIVABLE - continued

Notes receivable represents bank acceptance bills, which are transferable and has short term maturity.

Unbilled receivables represent amounts earned under contracts in progress but not billable at the respective balance sheet dates.  These amounts become billable according to the contract terms, which usually consider the achievement of certain milestones or the completion of the project.

An analysis of the allowance for doubtful accounts is as follows:

	As of December 31,
	2010	2011

Balance at beginning of year	795	404
Provision for doubtful accounts	15	3,235
Write-offs	(403)	(25)
Exchange rate differences	(3)	39

Balance at end of year	404	3,653

5.	INVENTORIES

Inventory consisted of the following:

	As of December 31,
	2010	2011

Raw material and consumables	110	115
Third-party hardware	1,524	461

Total	1,634	576

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2010	2011

Advances to suppliers	6,115	10,617
Advances to employees	2,687	2,678
Tender and other utility deposit	948	758
Reimbursable follow-on offering costs	836	-
Prepaid rental	301	353
Interest receivable	-	335
Tax refund	-	435
Others	533	581

	11,420	15,757

As of December 31, 2010 and 2011, tender and other utility deposit mainly consisted of deposit which was made as part of the bidding process on projects.

Reimbursable follow-on offering costs represent costs incurred for the follow-on offering completed in December 2010 which was reimbursed by selling shareholders in 2011.

7.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2010	2011

Building	2,443	2,561
Leasehold improvements	615	493
Furniture and office equipment	4,792	5,879
Motor vehicles	1,157	1,170

	9,007	10,103
Less: Accumulated depreciation	(4,327)	(5,430)

Property and equipment, net	4,680	4,673

Depreciation expenses for the years ended December 31, 2009, 2010 and 2011 were US$634, US$962, and US$1,087 respectively.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

8.	INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of December 31, 2010 and 2011 were as follows:

	As of December 31,
	2010	2011

Intangible assets not subject to amortization:
Trade names	15,849	18,655
Intangible assets subject to amortization:
Customer relationships	19,239	20,739
Contract backlogs	1,813	2,555
SAP certificate	18	19
System software	925	820
Completed technology	4,566	4,871
Non-compete agreement	-	970

	42,410	48,629

Less: Accumulated amortization
Customer relationships	(12,410)	(16,164)
Contract backlogs	(1,450)	(2,365)
SAP certificate	(18)	(19)
System software	(346)	(273)
Completed technology	(1,555)	(2,547)
Non-compete agreement	-	(459)

	(15,779)	(21,827)
Accumulated impairment loss of intangible assets	-	(8,552)

Intangible assets, net	26,631	18,250

Amortization expenses were US$3,860, US$6,309 and US$5,285 for years ended December 31, 2009, 2010 and 2011, respectively.  The Group expects to record amortization expenses of approximately US$2,256, US$1,406, US$409, US$282, US$152 and US$97 for each year of 2012, 2013, 2014, 2015, 2016 and thereafter, respectively.

Due to departures of the Company's previous chief executive officer of Agree and some of his team members, the Company performed an assessment of the carrying value of intangible assets as of September 30, 2011. Based on that assessment, the Company recorded an impairment loss of $8,552 associated with the acquired trade names, customer relationship and completed technology of Agree, Tansun, Harmonation, Vlife and Huawei due to management's estimation that the expected future cash flows associated with these assets were insufficient to recover their carrying values.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

9.	GOODWILL

The changes in the carrying amount of goodwill by reporting units for the years ended December 31, 2010 and 2011 were as follows:

	2010			2011
	Enterprise	Financial		Enterprise	Financial
	Application	Industry	Total	Application	Industry	Total
	Services	IT Services		Services	IT Services

Gross amount:
Beginning balance	14,602	25,281	39,883	15,061	26,168	41,229
Goodwill arising from acquisitions	-	-	-	6,513	-	6,513
Exchange differences	459	887	1,346	1,000	942	1,942
Ending balance	15,061	26,168	41,229	22,574	27,110	49,684
Accumulated goodwill impairment loss:
Beginning balance	-	-	-	-	-	-
Addition Impairment	-	-	-	-	(21,457)	(21,457)
Exchange differences	-	-	-	-	(229)	(229)
Ending balance	-	-	-	-	(21,686)	(21,686)
Goodwill, net	15,061	26,168	41,229	22,574	5,424	27,998

The Group tested its goodwill for impairment at the following reporting units' level.

Enterprise application services - This reporting unit provides similar IT services to its customers located in China.  It includes all subsidiaries of the Group except for Bayshore, Yinfeng, Hwawei, VLife, Harmonation, Agree and Tansun.  The goodwill arising from the acquisitions of the entities under this reporting unit is fully allocated to this reporting unit.

Financial industry IT services - This reporting unit provides similar system development and maintenance services to its customers within the financial industry located in China.  It includes Bayshore, Yinfeng, Agree, Tansun, Harmonation, Taiwan Camelot, Hwawei, Vlife.  The goodwill arising from the acquisitions of the entities under this reporting unit is fully allocated to this reporting unit.

The Company had three reporting units:  China enterprise application services, China financial industry IT services ("China FIS"), and Taiwan financial industry IT services ("Taiwan FIS") as of December 31, 2009.  During 2010, upon the signing of the Economic Cooperation Framework Agreement between Mainland China and Taiwan, the Company's China FIS entities and Taiwan FIS entities started exploring opportunities in both areas. In anticipation of the synergy of between China FIS and Taiwan FIS, the Company has combined both businesses for future development of the financial industry IT services. The resources and technologies held by China FIS and Taiwan FIS are utilized to serve customers in both mainland China and Taiwan. Consequently, China FIS and Taiwan FIS are managed as one business and the combined financial information of the financial industry IT services is reviewed by the management for performance evaluation and decision making.  As a result, the Group had two reporting units as of December 31, 2010 and 2011: enterprise application services and financial industry IT services. The goodwill of US$1,837 acquired with the acquisitions of Hwawei, Vlife, and Harmonation, which was allocated to the reporting unit of Taiwan FIS as of December 31, 2009, was included in the reporting unit of financial industry IT services to retrospectively reflect the change in reporting units.

Due to the significant decline in its stock price and departures of the Company's previous chief executive officer of Agree and some of his team members, the Company performed impairment tests on the two reporting units as of September 30, 2011. The tests resulted in an impairment loss of $21,457 for Financial industry IT services. And no impairment loss needs to be recognized for Enterprise application services.

As of December 31, 2011, the Company performed its annual goodwill impairment tests and concluded that there was no goodwill impairment as of December 31, 2011.

In the goodwill impairment test, the Company used the income approach, which was believed to be more reliable than the market approach in determining the fair value of the Company’s reporting unit. Accordingly, it adopted a discounted cash flow (“DCF”) method under the income approach, which considers a number of factors that include expected future cash flows, growth rates, and discount rates, and requires the Company to make certain assumptions and estimates regarding industry economic factors and future profitability of its business unit. The assumptions are inherently uncertain and subjective.

When applying the DCF method for the reporting unit, the Company incorporated the use of projected financial information and a discount rate developed using market participant based assumptions. The cash flow projections were based on five-year financial forecasts developed by management that included revenue projections, capital spending trends, and investments in working capital to support anticipated revenue growth. With the consideration of the risk and nature of the reporting unit’s cash flows and the rates of return market participants would require to invest their capital in the reporting unit, the discount rate selected was 20.0% and 21.0% and terminal value growth rate was 3% and 3% for Enterprise application services and Financial industry IT services, respectively.

CAMELOT INFORMATION SYSTEMS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

10.	BORROWINGS

The borrowings were repayable as follows:

	As of December 31,
	2010	2011

Borrowing within one year	11,566	8,847
Borrowing over one year	403	378
Total borrowings	11,969	9,225

Borrowing within one year:

Huaqiao, Tansun Xiamen and Harmonation obtained short-term loans from banks to meet their temporary working capital needs. As of December 31, 2011, the outstanding short-term loans of Huaqiao, Tansun Xiamen and Harmonation are US$7,420, US$44, US$1,383. The short-term loans bore interest rates ranging from 3.392% to 7.22% per annum payable in arrears.

At the end of 2010, Bayshore obtained a short-term loan of US$1,439 from Shenzhen Yushang Microfinance Co., Ltd. to meet an immediate need of cash, which bore a fixed interest rate of 1.80% per month. The loan and the related interest were fully repaid in January 2011.

Borrowing over one year:

Xiamen Rella obtains a ten-year loan of US$ 407 from Agricultural Bank of China in 2009.  The bank loans bore fixed interest rate 6.53% per annum payable in arrears.  The loan was secured by a property owned by Xiamen Rella. The pledged property as of December 31, 2011 had a net book value of US$980.

Interest expense and the weighted average effective interest rate for 2009, 2010 and 2011 were US$96 and 4.86%, US$475 and 6.09%, and US$935 and 5.72% respectively.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

11.	ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2010	2011

Accrued employee payroll and welfare	8,395	11,542
Business taxes payable	4,363	4,639
Other taxes payable	1,713	1,230
Reimbursable employee travelling expenses	1,480	1,255
Professional service fees	1,956	2,207
Other liabilities	1,181	2,399
	19,088	23,272

Other taxes payable includes unpaid VAT and withholding individual income tax.

12.	INCOME TAXES

The current and deferred components of income tax expense (benefit) were as follows:

	Years ended December 31,
	2009	2010	2011
Current
PRC	1,780	5,224	2,269
Others	1,199	200	-
Total current income taxes	2,979	5,424	2,269
Deferred
PRC	(558)	(1,276)	(3,031)
Others	(180)	(48)	(1,029)
Total deferred income taxes	(738)	(1,324)	(4,060)
Total income taxes	2,241	4,100	(1,791)

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

12.	INCOME TAXES - continued

British Virgin Islands

The Company and its subsidiaries that were incorporated in the BVI are not subject to taxation in their country of incorporation.  The Group has certain business activities conducted in the PRC which is only subject to PRC income taxes.  Subsidiaries incorporated in the BVI include Triumph and Konwell.

Hong Kong

King’s was established in Hong Kong and is subject to Hong Kong profit tax at 16.5%.

Japan

Entoh was established in Japan and is subject to Japanese income taxes at 43%.

Taiwan

Taiwan Camelot, Hwawei, VLife and Harmonation were subject to Taiwan income taxes at 25%, 17% and 17% for 2009, 2010 and 2011.

PRC

The Group’s PRC entities are subject to an enterprise income tax rate at 25% tax rate pursuant to the PRC Enterprise Income Tax (EIT), other than the preferential tax treatment enjoyed by certain entities described below.

Subsidiaries	0%	10%	12.5%	15%	20%	22%	24%

Camelot Beijing	-	-	-	2009 - 2013	-	-	-
Red River Valley	-	-	-	2009 - 2013	-	-	-
Yinfeng	-	-	-	2009 - 2013	-	-	-
Agree Zhuhai	-	-	-	2009 - 2013	-	-	-
Tansun Beijing	-	-	-	2009 - 2011	-	-	-
Faceita	-	-	-	2009 - 2011	-	-	-
Bayshore	-	-	-	2009 - 2011	-	-	-
Dimension	-	-	-	2011-2013	-	-	-
Jiaxing Camelot	2009	-	2010-2012	-	-	-	-
Shanghai Camelot	-	2009	-	-	-	2010	2011
Asialink	-	-	-	-	2009	2010	2011
Dalian Yuandong	-	2009	2010-2011	-	-	-	-
Agree Shanghai	2010-2011	-	2012-2014	-	-	-	-
Huaqiao	2010-2011	-	2012-2014	-	-	-	-
Kunshan	2011-2012	-	2013-2015	-	-	-	-
Beijing Heng En		2011

An enterprise which qualifies as a high and new technology enterprise ("HNTE") is entitled to a tax rate of 15%. In 2008 Camelot Beijing, Red River Valley, Yinfeng, and Agree Zhuhai obtained the new HNTE status, which was renewed by these companies in 2011.  Therefore, they were entitled to the preferential income tax rate of 15% till 2013.  Bayshore, Faceita and Tansun Beijing obtained the HNTE status in

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

12.	INCOME TAXES - continued

2009. Dimension obtained the HNTE status in 2011. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future.

Jiaxing Camelot qualified as a "manufacturing foreign-invested enterprise" and therefore was entitled to a two-year EIT exemption from the earlier of its first tax-profitable year 2008 and followed by a 50% reduction in tax rate for the succeeding three years.  Accordingly, Jiaxing Camelot was entitled to EIT exemption for 2008 and 2009 and a preferential tax rate of 12.5% for 2010 to 2012.

Shanghai Camelot and Asialink were entitled to preferential tax rates based on their qualifications as "Software Enterprise of Pu Dong District of Shanghai" and subjected to a 24% tax rate in 2011 and Dalian Yuandong was subjected to a 12.5% tax rate in 2011.

Agree Shanghai and Huaqiao qualified as "Software Enterprise" in 2010 and were entitled to a two-year EIT exemption for 2010 and 2011, followed by a 50% reduction in tax rate for the succeeding three years.

Kunshan qualified as "Software Enterprise" in 2011 and was entitled to a two-year EIT exemption for 2011 and 2012, followed by a 50% reduction in tax rate for the succeeding three years.  Beijing Heng En was subject to 10% tax rate in 2011 verified by local tax authority.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

12.	INCOME TAXES - continued

PRC - continued

The principal components of deferred income taxes were as follows:

	December 31,
	2010	2011

Current deferred tax assets:
Provision for doubtful accounts	81	560
Accrued payroll	1,007	1,370
Current deferred tax assets, net	1,088	1930
Non-current deferred tax assets:
Net operating losses	511	2,758
Research and development cost deferred for tax purposes	421	509
Less: Valuation allowance	(861)	(2,070)
Deferred tax assets, net	1,159	3,127
Non-current deferred tax liabilities:
Intangible assets acquired in business acquisitions	4,303	2,871
Non-current deferred tax liability, net	4,303	2,871

The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. The net operating loss carry forwards for the PRC subsidiaries was US$7,246 as of December 31, 2011 and will expire on various dates through 2016.

Valuation allowances have been established because the Group believes that it is more likely than not that its deferred tax assets will not be realized as it is not expected to generate sufficient taxable income in future. As of December 31, 2010 and 2011, valuation allowance was US$861 and US$2,070, respectively.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

12.	INCOME TAXES - continued

PRC - continued

Reconciliation between the statutory PRC enterprise income tax rate of 25% and the effective tax rate is as follows:

	Years ended December 31,
	2009	2010	2011

Statutory income tax under PRC	3,878	5,789	(10,704)
Effect of income not taxable for tax purposes	(15)	(160)	(43)
Effect of expenses not deductible for tax purposes	382	1,618	1,399
Different tax jurisdictions	489	569	11,693
Effect of income tax holiday and relief	(3,043)	(3,713)	(5,842)
Effect of deemed income for tax purpose	92	228	497
Changes in valuation allowance	458	(231)	1,209
Effective tax amount	2,241	4,100	(1,791)

If the tax holidays granted to Camelot Beijing, Red River Valley, Yinfeng, Jiaxing Camelot, Shanghai Camelot, Asialink, Beijing Heng En, Bayshore, Faceita, Dalian Yuandong, Agree Zhuhai, Agree Shanghai, Kunshan, Dimension, Huaqiao and Tansun Beijing were not available, provisions for income taxes and net income per share would be as follows:

	Years ended December 31,
	2009	2010	2011

Provisions for income taxes	5,289	7,813	4,051

Net income per ordinary share - basic	0.08	0.10	(0.25)
Net income per ordinary share - diluted	0.08	0.09	(0.25)

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

12.	INCOME TAXES - continued

PRC - continued

The Group did not identify significant unrecognized tax benefits for years ended December 31, 2009, 2010 and 2011.  The Group did not incur any interest and penalties related to potential underpaid income tax expenses and does not anticipate any significant charge in the unrecognized tax benefits within 12 months from December 31, 2011.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation (the ‘‘SAT’’) issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the ‘‘de facto management body’’ of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to make clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. The Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding US$15 (RMB100,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2007 to 2011 of the Group’s PRC subsidiaries remain subject to tax audits as of December 31, 2011, at the tax authority’s discretion.

Aggregate undistributed earnings of the Company's subsidiaries located in the PRC that are available for distribution to the Company of approximately US$70,742 at December 31, 2011 are considered to be indefinitely reinvested and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.  The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

13.	NET INCOME PER SHARE

	Years ended December 31,
	2009	2010	2011

Net income (loss) attributable to Camelot Information Systems Inc.	12,966	18,597	(40,824)
Numerator used in basic and diluted net income per share:
Net income attributable to Camelot Information Systems Inc. allocated to Series A convertible preferred share (i)	4,390	2,920	-
Net income attributable to Camelot Information Systems Inc. allocated to Series B convertible preferred share (i)	401	266	-
Net income (loss) attributable to Camelot Information Systems Inc. allocated for computing net income per ordinary share-basic (i)	8,175	15,411	(40,824)
Net income (loss) attributable to Camelot Information Systems Inc. allocated for computing net income per ordinary share-diluted	12,966	18,597	(40,824)
Shares (denominator) (ii):
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic (iii)	82,035,859	128,663,415	179,954,056
Employee share options (treasury effect)	2,906,963	9,989,086	-
Weighted average ordinary shares outstanding used in computing net income per ordinary share-diluted(iv)	133,017,168	165,258,030	179,954,056
Net income (loss) attributable to Camelot Information Systems Inc. per ordinary share-basic	0.10	0.12	(0.23)
Net income (loss) attributable to Camelot Information Systems Inc. per ordinary share-diluted	0.10	0.11	(0.23)

(i)
The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on pro rata basis based on the dividend participation right.  Since each Series A convertible preferred shares and Series B convertible preferred shares has the same participating right as each ordinary share, the allocation was based on the number of ordinary shares, Series A convertible preferred shares and Series B convertible preferred shares issued.

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

(iv)
As of December 31, 2009, 2010 and 2011, the Group has 12,354,400, 2,690,000 and 16,059,328 employee share options outstanding that can potentially dilute net income per share in the future but were excluded in computation of diluted net income per share in 2009, 2010 and 2011 as their effect would be anti-dilutive.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

14.	CONSIDERATION PAYABLE IN CONNECTION WITH BUSINESS ACQUISITIONS AND DEBT EXTINGUISHEMENT

	Opening @2009/12/31	Move from contingent consideration payable	Payment	Ex. Diff.	Bal. @2010/12/31	Addition from Acquisition	Move from contingent consideration payable	Payment	Ex. Diff.	Bal @2011/12/31
Yinfeng	4,249		(4,252)	3	-					-
Red River Valley	1,200				1,200			(1,200)		-
Agree		11,364			11,364			(11,415)	51	-
Tansun	8,790	3,030	(8,844)	54	3,030		3,162	(4,245)	40	1,987
Dimension						4,000	3,147	(4,034)	32	3,145
Total	14,239	14,394	(13,096)	57	15,594	4,000	6,309	(20,894)	123	5,132

15.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group’s financial assets and liabilities measured at fair value on a recurring basis consist of the contingent considerations in connection with business acquisitions, as presented in the following table.

	Liabilities at carrying values	Total fair value	Active market for identical liabilities (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

As of December 31, 2011
Liabilities - Contingent acquisition consideration payable	$2,822	$2,822	$-	$-	$2,822

The following table summarized the movement of the balances of the Group’s financial liabilities measured at fair value with level 3 inputs on a recurring basis:

	Balance at December 31, 2009	Change in fair value	Move to consideration payable	Balance at December 31, 2010	Addition due to acquisition	Change in fair value	Move to consideration payable	Balance at December 31 2011

Contingent consideration:
Agree	8,852	2,512	(11,364)	-	-	-	-	-
Tansun	3,969	1,368	(3,030)	2,307	-	855	(3,162)	-
Dimension	-	-	-	-	5,155	814	(3,147)	2,822
Total	12,821	3,880	(14,394)	2,307	5,155	1,669	(6,309)	2,822

As of December 31, 2011, the contingent consideration amounts determined based on the earnings for 2011 have been presented as consideration payable in connection with business acquisitions in the consolidated balance sheet as of December 31, 2011.

Measured at fair value on a non-recurring basis

The Group measured fair value of assets and liabilities acquired in business acquisitions using various valuation methods, primarily consisting of the "cost," "income approach-excess earnings" and "with & without" valuation methods.  These purchased assets and liabilities are considered Level 3 assets and liabilities because the Company used unobservable inputs, reflecting the Company's assessment of the assumptions that market participants would use in valuing these assets and liabilities (Note 3).

The Group measured the intangible assets at fair value on a nonrecurring basis when the carrying amount of an asset may no longer be recoverable as results of the impairment assessment (Note 8). The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

The Group measured the goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments(Note 9). The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

16.	ORDINARY SHARES

In September 2009, the Company issued 250,000 ordinary shares with fair value of US$4.88 per share and 1,216,545 ordinary shares with fair value of US$ 5.00 per share as part of the consideration for the acquisitions of Yinfeng and Agree, respectively.

The May 2010 shareholders meeting approved a 4-for-1 stock split for all ordinary shares, Series A and Series B convertible preferred shares. While the stock split increased the number of shares for each stockholder, the percentage of their ownership in the Company was not affected. The Series A Shares and Series B Shares remain convertible into ordinary shares at a 1:1 ratio. This share split has been retrospectively reflected for all periods presented. After the stock split, the Company issued a total of 7,932,000 ordinary shares which consisted of 1,800,000 ordinary shares in connection with the debt extinguishment with Red River Valley, 3,932,000 ordinary shares with fair value of US$ 1.47 per share in connection with the acquisition of Tansun, and 2,200,000 ordinary shares with fair value of US$ 1.47 per share as a settlement contingent consideration of US$3,200 in connection with the acquisition of Yinfeng. These shares were reflected as shares to be issued in equity on the consolidated balance sheet as of December 31, 2009.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
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

On August 2011, the Company issued 1,152,352 ordinary shares as part of the consideration for the acquisition of Dimension.

As of December 31, 2011, the Company had 451,925,654 ordinary shares authorized, and 182,762,475 and 177,621,367 ordinary shares issued and outstanding, respectively.

On May 26, 2011, the Company’s board of directors approved a share repurchase program effective May 26, 2011. Under the approved program, the Company is authorized to repurchase up to US$20 million worth of its issued and outstanding ADSs f from time to time, depending on market conditions and other factors. During the years ended December 31, 2011, the Company repurchased 8,473,600 ordinary shares for total considerations of US$14,415. The repurchased shares were recorded as a reduction of additional paid in capital.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

17.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group located in the PRC (mainland) and Taiwan participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The Group accrues for these benefits based on certain percentages of the employees' salaries.

The total provision for such employee benefits were US$4,122, US$6,462 and US$10,643 for the years ended December 31, 2009, 2010 and 2011, respectively.

18.	STATUTORY RESERVE

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Company's subsidiaries.  The appropriations to these reserves by the Group's PRC (mainland) and Taiwan subsidiaries were US$1,439, US$3,838 and US$2,286 for the years ended December 31, 2009, 2010 and 2011, respectively.  As of December 31, 2011, the aggregate amounts of capital and reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution was US$59,789.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

19.	SHARE-BASED COMPENSATION

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

On July 1, 2009, the Company granted 3,162,200 options with an exercise price of US$1.50 per share, of which 20% vest on the first anniversary of the grant date, 5% vest each quarter over the second year, and 7.5% vest each quarter over the next two years thereafter.  The contractual life is 8 years from the date of grant.

On November 2, 2009, the Company granted 1,800,000 options with an exercise price of US$1.29 per share, of which 33.33% vest on the first anniversary of the grant date, and 8.33% vest each quarter over the next two years thereafter.  The contractual life is 8 years from the date of grant.

On November 2, 2009, the Company granted 80,000 employee options with an exercise price of US$1.29 per share, of which 20% vest on the first anniversary of the grant date, 5% vest each quarter over the second year, and 7.5% vest each quarter over the next two years thereafter.  The contractual life is 8 years from the date of grant.

On February 28, 2010, the Company granted 140,000 employee options with an exercise price of US$1.47 per share, of which 25% vest on the first anniversary of the grant date, 6.25% vest each quarter over the next three years thereafter. The contractual life is 8 years from the date of grant.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

19.	SHARE-BASED COMPENSATION - continued

2006 Equity Incentive Plan - continued

On May 18, 2010, the Company granted 600,000 employee options with an exercise price of US$1.29 per share, of which 50% vested on July 6, 2010 upon pricing on the date of the prospectus of an initial public offering and the remaining 50% vested on November 2, 2010. The contractual life is 8 years from the date of grant.

On August 16, 2010, the Company granted 2,400,000 options with an exercise price of US$2.66 per share for 2,360,000 options and US$1.47 per share for 4,000 options respectively. 2,300,000 options vested on the filing date of the Company's 2010 annual report on Form 20-F as the net revenues for the year ended December 31, 2010 met US$176.4M. The contractual life is 1 years from the date of grant. In addition, 60,000 options vest over four years where 25% vest on the first anniversary of the grant date, and 6.25% vest each quarter over the next three years thereafter. The contractual life is 8 years from the date of grant. The remaining 40,000 options vest over four years, where 20% vest on the first anniversary of the grant date, 5% vest each quarter over the second year, and 7.5% vest each quarter over the next two years thereafter. The contractual life is 8 years from the date of grant.

On December 17, 2010, the Company granted 150,000 employee options with an exercise price of US$2.50 per share, of which 33.33% vest on the first anniversary of the grant date, and 8.33% vest each quarter over the next two years thereafter.  The contractual life is 8 years from the date of grant.

On April 7, 2011, the Company granted to employees 240,000 options, which vested immediately on the grant date. The contract life of the nonvested shares is 8 years from the date of grant.

On April 15, 2011, the Company granted options on 320,000 shares with an exercise price of US$1.25 per share to employees. 50% of the options vest on the first and second anniversary of the grant date respectively. The contract life is 8 years from the date of grant.

On April 15, 2011, the Company granted options on 1,052,000 shares with an exercise price of US$3.75 per share to employees. The vesting of the options will be on the filing date of the company's 2011 annual report on Form 20-F, and contingent upon the achievement of certain profit targets for the year ended December 31, 2011 which is considered probable.  The exercise price will be adjusted if the actual profits for 2011 exceed the profit targets. The contract life is 8 years from the date of grant.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

19.	SHARE-BASED COMPENSATION - continued

2006 Equity Incentive Plan - continued

On September 1, 2011 (the “repricing date”), the Company's board of directors and compensation committee approved to amend the terms of certain stock options granted to employees to reduce the exercise price of all outstanding share options to US$0.0025 or US$0.245 per share based on the closing price of the Company's ADSs on NYSE on September 1, 2011. The amendments did not change the vesting provisions or the number of shares subject to any of the option awards. This was accounted for as a share option modification and required the remeasurement of the fair value of these share options. This remeasurement resulted in a total incremental share-based compensation of US$15,092, of which US$13,221was recognized in the year ended December 31, 2011, and the remaining is recognized ratably over the remaining vesting period of the award.

On October 1, 2011, the Company granted 800,000 options with an exercise price of US$0.75 per share. The options vested immediately on the grant date. The contractual life is 4 years from the date of grant.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

19.	SHARE-BASED COMPENSATION - continued

2006 Equity Incentive Plan - continued

A summary of option activity under the Plan as of December 31, 2011, and changes during the year then ended is presented below:

		Weighted		Weighted-average	Aggregate
		average		remaining	intrinsic
Options	Shares	exercise price		contractual term	value

Outstanding at January1, 2011	19,401,820	$	US1.27
Granted	23,185,820	$	US0.34
Exercised	(5,168,492)	$	US0.26
Forfeited	(586,000)	$	US0.02
Cancelled	(20,773,820)	$	US1.40
Outstanding at December 31, 2011	16,059,328	$	US0.20	3.4 years	8,334
Exercisable at December 31, 2011	12,478,792	$	US0.15	2.8 years	7,034

The weighted average grant date fair values of the options granted during the years ended December 31, 2009, 2010 and 2011 were US$0.54, US$0.88 and US$1.25, respectively.  9,989,568, 12,241,415 and 17,647,285 share options were vested during the years ended December 31, 2009, 2010 and 2011, respectively.  Nil, Nil and 5,168,492 share options were exercised in 2009, 2010 and 2011, respectively.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	Years ended December 31,
	2009	2010	2011

Weighted average risk-free interest rate	4.04%	1.49%	1.35%
Weighted average expected term	5.8 years	1.4 years	2.2 years
Weighted average volatility	42.7%	41.1%	45.5%
Weighted average dividend yield	-	-	-
Weighted fair value of underlying ordinary shares	1.26	2.90	1.01

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

19.	SHARE-BASED COMPENSATION - continued

2006 Equity Incentive Plan - continued

	(a)	Risk-free interest rate

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

	(d)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the employee share options.

	(e)	Fair value of underlying ordinary shares

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

The Group recorded share-based compensation of US$1,243, US$2,924 and US$19,366 during the years ended December 31, 2009, 2010 and 2011, respectively, based on the fair value on the grant dates over the requisite service period of award according to the graded vesting schedule.

As of December 31, 2011, total unrecognized compensation expense relating to unvested share options was US$4,157.  The amount is expected to be recognized over a weighted average period of 1.16 years according to the graded vesting schedule.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

20.	NONCONTROLLING INTEREST

	Harmonation	Yantai	Total

Balance as of December 31, 2009	484	(27)	457
Foreign currency translation adjustment	21	(1)	20
Net income	86	-	86
Balance as of December 31, 2010	591	(28)	563
Dissolution of Yantai (note i)	-	32	32
Foreign currency translation adjustment	(15)	(4)	(19)
Net income	(233)	-	(233)
Balance as of December 31, 2011	343	-	343

i.	In 2011, to streamline the Corporate Structure, the Company dissolved Yantai Q.B. Eleven Outsourcing Service Company (“Yantai”) since the subsidiary did not have business operations.

21.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. Rental expenses under operating leases were US$2,398, US$2,842 and US$2,541 for the years ended December 31, 2009, 2010 and 2011, respectively.

Future minimum lease payments under such non-cancelable leases as of December 31, 2011 are as follows:

2012	1,819
2013	1,014
2014	896
2015	896
2016 and thereafter	3,247
Total	7,872

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

Legal contingencies

The Company initially acquired its Hong Kong operation (“Previous HK Operations”) in 2006 through the Company and Triumph. Under applicable Hong Kong law, the Company and Triumph were deemed to have established a place of business and carrying on business in Hong Kong, and therefore, both were required to obtain business registration certificates from the Business Registration Office of the Hong Kong government and to be registered with the Companies Registry of the Hong Kong government within one month of their acquisition of its Previous HK Operations. The Company did not obtain such certificates or undertake such registration and accordingly, the Company's Previous HK Operations were not fully compliant with registration requirements in Hong Kong. As a result of such non-compliance, the Company could be subject to a fine for each day of non-compliance and a maximum one-time fine. As of December 31, 2011, no losses with respect to this contingency were accrued. There has been no prosecution initiated by the relevant authorities. If such action were to be taken, the penalty that the Company would incur could be in the range from zero to a maximum of US$264 up to November 5, 2010. The Company is unable to reasonably estimate the actual amount that it may have to pay if the authorities were to become aware of the non-compliance and were to commence proceedings.

In addition, as an employer, The Company’s Previous HK Operations were required to comply with legal obligations with regard to mandatory provident funds and compensation insurance for its employees under the Mandatory Provident Fund Schemes Ordinance (Cap. 485), or MPFSO, and under the Employees’ Compensation Ordinance (Cap. 282), or ECO, of the Hong Kong laws, respectively. The Company's Previous HK Operations were not compliant with certain provisions of the MPFSO for a duration of approximately 10 months between 2006 and 2007 by failing to ensure, in relation to one employee at the time that such employee becomes a member of a registered mandatory provident fund scheme and to make and deduct the respective employer and employee mandatory provident fund contributions in a total amount of HK$20,000 to the employee’s account of such scheme. The Company's Previous Hong Kong Operations were also not compliant with certain provisions of the ECO by failing to take out worker’s compensation insurance in relation to the said one employee.

As a result of the foregoing, the Company may be subject to fines, penalties and/or prosecutions under local laws and regulations. In recent enforcement cases under the MPFSO, defaulting employer(s) have been ordered to repay all unpaid contributions, and a surcharge or a penalty of the higher of HK$5,000 or 5% of the total unpaid amount. The Company's Previous HK Operations have made up these default contributions into the relevant employee's mandatory provident fund scheme account and have been in compliance with its legal obligations under the MPFSO since October 2007. Furthermore, with respect to the failure to take out compensation insurance, any fines, penalties and/or prosecutions may include but not be limited to facing a maximum fine of HK$100,000 (US$13). Up to November 5, 2010, none of the Company's Previous HK Operations' employees have been injured whilst at work and the Company's Previous HK Operations have been in full compliance with the ECO since March 2010. There has been no prosecution initiated by the relevant authorities or employees and the Company believes that if such action were to be taken, the actual penalty that the Company could incur would be insignificant. As of December 31, 2010 and December 31, 2011, no losses with respect to this contingency were accrued.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(in U.S. dollars in thousands, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

Securities Class Action:

Several securities class action lawsuits have been filed in the United States District Court for the Southern District of New York on behalf of purchasers of Company's ADS between July 21, 2010 and August 17, 2011 (the "Class Period"), including those who acquired our ADSs pursuant or traceable to the Company's secondary public offering on December 10, 2010 ("Offerings"). The complaint charges the company, certain of officers and directors, and the underwriters involved in our Offerings with violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. The complaint alleges that during the Class Period, the Company issued materially false and misleading statement regarding its business practices and financial results. The deadline of making motions for lead plaintiff was March 5, 2012 and as of the date of this report, no lead plaintiff has been appointed.

22.	SUBSEQUENT EVENT

On January 31, 2012, the Company granted 752,000 employee options with an exercise price of US$0.25 per share, of which 20% will vest on the first anniversary of the grant date, and 5% will vest each quarter in the second year, and 7.5% will vest each quarter over the next two years thereafter. The contractual life is 8 years from the date of grant. The fair value of the employee options as of grant date was estimated to be US$0.48 per share based on the market closing price of the Company's ADSs on the grant date. The total estimated compensation cost of US$350, after the adjustment of estimated forfeitures, will be recognized over the vesting period based on the graded vesting schedule.

CAMELOT INFORMATION SYSTEMS INC.

Additional Information-Financial Statement Schedule I
Financial Information of Parent Company
Balance Sheets
(in U.S. dollars in thousands, except share data)

	Years ended December 31,
	2010	2011
Assets

Current assets:
Cash and cash equivalents	100,703	4,849
Term deposits	-	40,854
Accounts receivable	126	152
Amounts due from related parties	5,875	20,747
Prepaid expenses and other current assets	1,183	669
Total current assets	107,887	67,271
Investment in subsidiaries	181,488	190,190
Other Non-current assets	352	352
Total assets	289,727	257,813
Liabilities and shareholders'' equity

Current liabilities:
Amounts due to related parties	14,700	12,995
Accrued expenses and other payables	3,322	4,158
Consideration payable in connection with business acquisitions	15,594	5,132
Total current liabilities	33,616	22,285
Contingent consideration payable-non-current	2,307	2,822
Other Non-current liabilities	1,090	961
Total liabilities	37,013	26,068
Shareholders' equity:
Ordinary shares (No par value; 451,925,654 shares authorized as of December 31, 2010 and 2011; 179,610,128 shares issued and outstanding as of December 31, 2010; 182,762,475 shares issued and 177,621,367 shares outstanding as of December 31, 2011, respectively))	-	-
Additional paid-in capital	177,467	189,094
Retained earnings	61,791	20,967
Accumulated other comprehensive income	13,456	21,684
Total shareholders'' equity	252,714	231,745
Total liabilities and shareholders'' equity	289,727	257,813

CAMELOT INFORMATION SYSTEMS INC.

Financial Information of Parent Company
Statements of Operations
(in U.S. dollars in thousands, except share and per share data)

	Years Ended December 31,
	2009	2010	2011

Net revenues	152	130	178
Cost of revenues (including share-based compensation of US$147, US$136 and US$1,463 in 2009, 2010 and 2011, respectively)	(147)	(300)	(1,622)
Gross profit (loss)	5	(170)	(1,444)
Selling and marketing expenses (including share-based compensation of US$158, US$354 and US$7,427 in 2009, 2010 and 2011, respectively)	(158)	(354)	(7,427)
General and administrative expenses (including share-based compensation of US$938, US$2,434 and US$10,476 in 2009, 2010 and 2011, respectively)	(1,484)	(2,504)	(16,706)
Change in fair value of contingent consideration for business acquisitions	(549)	(3,880)	(1,669)
Loss on impairment of goodwill and intangible assets	-	-	(30,009)
Total operating expenses	(2,191)	(6,738)	(55,811)
Loss from operations	(2,186)	(6,908)	(57,255)
Other income (expenses), net	(185)	381	1,624
Loss on disposal of a subsidiary	-	-	(23)
Equity in earnings of subsidiaries	15,337	25,124	14,830
Income before provisions for income taxes	12,966	18,597	(40,824)
Provisions for income taxes	-	-	-
Net income (loss)	12,966	18,597	(40,824)

CAMELOT INFORMATION SYSTEMS INC.

Financial Information of Parent Company
Parent Company Statements of Shareholders Equity and Comprehensive Income
(in U.S. dollars in thousands, except share data)

	Series A preferred shares		Series B preferred shares		Ordinary shares		Shares to	Additional paid-in	Retained	Accumulated other comprehensive	Shareholders''	Total Comprehensive
	Shares	Amount	Shares	Amount	Shares outstanding	Amount	be issued	capital	earnings	income	equity	income

Balance as of January 1, 2009	44,055,018	28,725	4,019,328	5,000	76,774,814	-	3,270	11,643	30,228	7,191	86,057
Issuance of ordinary shares in connection with business acquisition of Yinfeng	-	-	-	-	1,000,000	-	(1,218)	1,218	-	-	-
Issuance of ordinary shares in connection with business acquisition of Agree	-	-	-	-	4,866,180	-	-	6,095	-	-	6,095
Ordinary shares to be issued in connection with settlement of contingent consideration for acquisition of Yinfeng	-	-	-	-	-	-	3,223	-	-	-	3,223
Ordinary shares to be issued in connection with business acquisition of Tansun	-	-	-	-	-	-	5,760	-	-	-	5,760
Share based compensation	-	-	-	-	-	-	-	1,243	-	-	1,243
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	156	156	156
Net income	-	-	-	-	-	-	-	-	12,966	-	12,966	12,966
Balance as of December 31, 2009	44,055,018	28,725	4,019,328	5,000	82,640,994	-	11,035	20,199	43,194	7,347	115,500	13,122
Issuance of ordinary shares	-	-	-	-	7,932,000	-	(11,035)	11,035	-	-	-
Conversion of preferred shares upon the initial public offering ("IPO")	(44,055,018)	(28,725)	(4,019,328)	(5,000)	48,074,346	-	-	33,725	-	-	-
Issuance of common shares upon IPO	-	-	-	-	36,666,668	-	-	89,635	-	-	89,635
Issuance of common shares upon the follow-on public offering	-	-	-	-	4,296,120	-	-	19,949	-	-	19,949
Share based compensation	-	-	-	-	-	-	-	2,924			2,924
Foreign currency translation adjustment										6,109	6,109	6,109
Net income	-	-	-	-	-	-	-	-	18,597	-	18,597	18,597
Balance as of December 31, 2010	-	-	-	-	179,610,128	-	-	177,467	61,791	13,456	252,714	24,706
Issuance of ordinary shares in connection with business acquisition of Dimension	-	-	-	-	1,152,352	-	-	5,341	-	-	5,341
Repurchase of ordinary shares	-	-	-	-	(8,473,600)	-	-	(14,415)	-	-	(14,415)
Options exercised	-	-	-	-	5,332,492	-	-	1,335	-	-	1,335
Share based compensation	-	-	-	-	-	-	-	19,366			19,366
Foreign currency translation adjustment										8,228	8,228	8,228
Net loss	-	-	-	-	-	-	-	-	(40,824)	-	(40,824)	(40,824)
Balance as of December 31, 2011	-	-	-	-	177,621,372	-	-	189,094	20,967	21,684	231,745	(32,596)

CAMELOT INFORMATION SYSTEMS INC.

Financial Information of Parent Company
Statements of Cash Flows
(in U.S. dollars in thousands)

	Years Ended December 31,
	2009	2010	2011
Cash flows from operating activities:
Net income	12,966	18,597	(40,824)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in earnings of subsidiaries	(15,337)	(25,124)	(14,830)
Loss on disposal of subsidiary	-	-	23
Share-based compensation	1,243	2,924	19,366
Change in fair value of contingent consideration for acquisitions of Tansun and Dimension	549	3,880	1,669
Loss on impairment of goodwill and intangible assets	-	-	30,009
Changes in operating assets and liabilities:
Accounts receivable	(15)	(6)	(27)
Amounts due from related parties	1,297	(1,757)	(14,872)
Prepaid expenses and other current assets	49	(769)	(825)
Other non-current assets	-	(352)	-
Accrued expenses and other payables	(69)	1,153	3,501
Other long term payable	-	1,090	(59)
Net cash (used in) provided by operating activities	683	(364)	(16,869)
Cash flows from investing activities:
Maturity (purchase) of term deposits, net	-	-	(40,854)
Purchases of businesses	(9,928)	(13,359)	(12,936)
Investment in subsidiaries Wuxi			(2,015)
Dividend received from subsidiaries	2,702	-	-
Net cash used in investing activities	(7,226)	(13,359)	(55,805)
Cash flows from financing activities:
Repurchase of ordinary shares	-	-	(14,415)
Amounts due to related parties	7,320	6,713	(1,039)
Payment of professional fee related to initial public offering	(264)	-	(1,242)
Proceeds from issuance of initial public offering, net of issuance cost	-	90,818	-
Proceeds from follow-on offering	-	19,948	-
Reimbursed issuance cost from follow-on offering	-	-	836
Payment of reimbursable issuance cost related to follow-on offering	-	(141)	(694)
Payment of deferred consideration for acquisitions of Dimension and Tansun		(4,252)	(7,961)
Proceeds from exercise of share options	-	-	1,335
Net cash provided by financing activities	7,056	113,086	(23,180)
Net increase (decrease) in cash and cash equivalents	513	99,363	(95,854)
Cash and cash equivalents, beginning of year	827	1,340	100,703
Cash and cash equivalents, end of year	1,340	100,703	4,849

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO ADDITIONAL INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands)

1.	BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries.  The parent-only financial statements are presented as the restricted net assets of the consolidated subsidiaries exceed 25% of the consolidated net assets as of December 31, 2011.

2.	INVESTMENTS IN SUBSIDIARIES

The Company and its subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation.  For purpose of the Company’s stand- alone financial statements, its investments in subsidiaries were reported using the equity method of accounting.  The Company’s share of income and losses from its subsidiaries were reported as equity in earnings of subsidiaries in the accompanying parent company financial statements.

3.	INCOME TAXES

The Company is a British Virgin Islands company, therefore, is not subjected to income taxes for all years presented.

4.	RELATED PARTY BALANCE

The following represented related party balances as of December 31, 2010 and 2011:

	As of December 31,
	2010	2011
Amount due from related parties
Triumph	575	575
King’s	379	729
Taiwan Camelot	1,410	1,410
Shanghai Camelot	5	5
Beijing Camelot	3,079	13,746
Asialink	15	31
Bayshore	412	4,147
Yinfeng	-	104
Total	5,875	20,747
Amount due to related parties
Across Japan	(667)	-
Beijing Camelot	-	-
Huaqiao	(14,033)	(12,995)
Total	(14,700)	(12,995)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Camelot Information Systems Inc.
By:	/s/ Yiming Ma
Name: Yiming Ma
Title: Chief Executive Officer

Date: April 26, 2012