Form 20-F
period 2012-12-31
Camelot Information Systems Inc.
filed 2013-04-29
CIK 1487295

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2012

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       TO

Commission file number 001-34797

Camelot Information Systems Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

The British Virgin Islands
(Jurisdiction of Incorporation or Organization)

Beijing Publishing House A6 North Third Ring Road Xicheng District, Beijing 100120 The People’s Republic of China
(Address of Principal Executive Offices)

Mr. Franklin King, Interim Chief Financial Officer
Beijing Publishing House, A6 North Third Ring Road
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

Ordinary shares, with no par value	185,069,020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

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

CERTAIN TERMS AND CONVENTIONS

Unless otherwise indicated, references in this annual report to:

•                                          “Camelot,” “we,” “us,” “our company”, “Group” or “our” refers to Camelot Information Systems Inc. and its consolidated subsidiaries;

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                                    SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the year ended December 31, 2008 and 2009, and selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Historical results are not necessarily indicative of results to be expected in any future period.

You should read the following selected consolidated financial and operating data in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(U.S. dollars in thousands, except share and per share data)
Consolidated statements of operations data:
Net revenues	90,772	118,003	192,863	227,120	254,063
Cost of revenues(1)(2)	(64,187)	(81,976)	(130,862)	(167,520)	(192,034)
Gross profit	26,585	36,027	62,001	59,600	62,029
Selling and marketing expenses(1)(2)	(3,818)	(6,199)	(11,138)	(20,263)	(15,409)
General and administrative expenses(1)	(11,613)	(12,627)	(21,605)	(45,065)	(41,908)
Research and development costs	(1,705)	(1,496)	(2,741)	(5,956)	(8,047)
Postponed initial public offering costs	(2,457)	—	—	—	—
Loss on impairment of intangible assets	—	—	—	(8,552)	(6,610)
Loss on impairment of goodwill	—	—	—	(21,457)	(29,597)
Changes in fair value of contingent consideration for business acquisitions	—	(549)	(3,880)	(1,669)	(170)
Total operating expenses	(19,593)	(20,871)	(39,364)	(102,962)	(101,741)
Government subsidies	—	56	123	255	742
Income (Loss) from operations	6,992	15,212	22,760	(43,107)	(38,970)
Interest expense	(310)	(96)	(475)	(935)	(188)
Interest income	244	118	498	1,194	900
Dividend income from short term investment	11	—	—	—	—
Gain (loss) on short-term investment	(115)	44	—	—	—
Gain from extinguishment of liability	3,926	—	—	—	—
Income (loss) before provisions for income taxes	10,748	15,278	22,783	(42,848)	(38,258)
Provisions for income tax (expense) benefit	(1,400)	(2,241)	(4,100)	1,791	(2,144)
Net income (loss)	9,348	13,037	18,683	(41,057)	(40,402)
Net (income) loss attributable to non- controlling interest	(66)	(71)	(86)	233	(144)
Net income (loss) attributable to Camelot Information Systems Inc.	9,282	12,966	18,597	(40,824)	(40,546)
Net income (loss) per share attributable to shareholders of Camelot Information Systems Inc.
Basic-ordinary shares	0.07	0.10	0.12	(0.23)	(0.23)
Diluted-ordinary shares	0.07	0.10	0.11	(0.23)	(0.23)
Net income(loss) per ADS attributable to shareholders of Camelot Information Systems Inc.
Basic-ADSs	0.30	0.40	0.48	(0.91)	(0.91)
Diluted-ADSs	0.29	0.39	0.45	(0.91)	(0.91)
Weighted average shares used in calculating net income (loss) per share
Basic-ordinary shares	77,394,257	82,035,859	128,663,415	179,954,056	177,711,280
Diluted-ordinary shares	127,587,315	133,017,168	165,258,030	179,954,056	177,711,280
Weighted average shares used in calculating net income (loss) per ADSs
Basic-ADSs	19,348,564	20,508,965	32,165,854	44,998,514	44,427,820
Diluted-ADSs	31,896,829	33,254,292	41,314,508	44,998,514	44,427,820

Notes:

(1)                                 Includes the following amounts of share-based compensation expenses for the years indicated:

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(U.S. dollars in thousands)
Cost of revenues	130	147	136	1,463	278
Selling and marketing expenses	94	158	354	7,427	2,043
General and administrative	852	938	2,434	10,476	2,120
Total share-based compensation expenses	1,076	1,243	2,924	19,366	4,441

(2)                                 Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the years indicated:

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(U.S. dollars in thousands)
Cost of revenues	360	440	1,776	1,594	127
Selling and marketing expenses	2,372	3,224	4,332	3,213	1,645
General and administrative expenses	—	—	—	278	285
Total acquisition-related intangible amortization expenses	2,732	3,664	6,108	5,085	2,057

The following table sets forth our selected consolidated statements of balance sheet data as of December 31, 2008, 2009, 2010, 2011 and 2012.

	As of December 31,
	2008	2009	2010	2011	2012
	(U.S. dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	22,916	33,820	140,356	57,128	93,876
Term deposits	—	299	160	45,318	313
Total assets	118,905	191,267	341,465	315,396	288,928
Total liabilities	32,412	75,310	88,188	83,308	85,655
Total equity	86,493	115,957	253,277	232,088	203,273
Total liabilities and equity	118,905	191,267	341,465	315,396	288,928

Exchange Rate Information

Our business is primarily conducted in China and a substantial portion of our revenues are denominated in Renminbi. A majority of our net revenues and a significant majority of our expenses are denominated in Renminbi, the legal currency of China. Our financial records contain amounts denominated in Japanese Yen, Hong Kong dollars and New Taiwan dollars, and as a result this report may contain translations of certain Renminbi, Hong Kong dollars, New Taiwan dollars and Japanese Yen amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our reporting currency, or U.S. dollars, amounts of our assets and liabilities were translated from each subsidiary’s functional currency at the exchange rates as of the relevant balance sheet date; equity amounts were translated at historical exchange rates; and amounts of revenues, expenses, gains and losses were translated using the average rates for the relevant period. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB 6.2301 to US$1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board in effect as of December 31, 2012, the last day of 2012 for which exchange rate data was available. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 19, 2013, the noon buying rate was RMB6.1772 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

Period	Period-End	Average (1)	Low	High
	(RMB per U.S. Dollar)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 19)	6.1772	6.1927	6.2078	6.1720

Source: Federal Reserve Statistical Release

(1)       Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are issued by G.5 statistical release of Federal Reserve Board, except for April of 2013, which is calculated by using the average of daily rates during the relevant period.

B.                                    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.                                    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.                                    RISK FACTORS

Risks Related to Our Business and Our Industry

We face securities class actions in the U.S. which may have a material adverse effect on our business.

We were named as a defendant in a putative securities class action filed in the United States District Court for the Southern District of New York: Michael Fox v. Camelot Information Systems Inc., et al., Civil Action No. 12 CIV 0086 (filed on January 5, 2012). The complaint in this action also named as defendants our current and former directors and officers, including Yiming Ma, Heidi Chou, Gordon Lau, Ching-Hua Ho,  Ajit Bhushan, Shang-Wen Hsiao and Claude Leglise. The complaint also named as defendants Goldman, Sachs (Asia) L.L.C., Goldman, Sachs & Co., Barclays Capital Inc., William Blair & Company, L.L.C, Cowen and Company, LLC and Oppenheimer & Co., Inc.,  underwriters for our initial public offering in July 2010 and our follow-on offering in December 2010.

Plaintiffs allege that defendants made various misstatements and omissions regarding our business practices and financial results in violation of the federal securities laws. Specifically, plaintiffs allege that defendants failed to disclose negative trends in the our business, including those with respect to the our employees and most important customers. Plaintiffs seek to represent a class of all persons who purchased or otherwise acquired the our ADSs between July 21, 2010 and September 28, 2011, and/or who acquired shares of our ADSs pursuant to or traceable to our allegedly false and misleading registration statements and prospectuses issued in connection with our initial public offering and follow-on offering.  By order dated June 6, 2012, and pursuant to the Private Securities Litigation Reform Act, Judge Gardephe appointed lead plaintiffs and lead counsel in the case. Pursuant to a stipulation executed by the parties to the action, lead plaintiffs filed their consolidated amended complaint on September 6, 2012, and subsequently filed a corrected amended class action complaint on September 28, 2012.  Defendants have filed a motion to dismiss the corrected amended class action complaint, which has been briefed by the parties and is currently pending before the court.

We believe the complaints that have been made aware of are lack of any merit. However, the confidence of our current or potential investors and customers, as well as our business reputation may be adversely affected. Further, we cannot assure you that there will not be any similar allegations against us in the future. Should we receive any unfavorable judgment against us out of these allegations, our results of operations and financial condition could be materially and adversely affected and our business reputation may also be damaged.

We have identified one material weakness in our internal control over financial reporting and cannot assure you that such material weakness will be remedied or additional material weakness will not be identified in the future. Our failure to implement or maintain effective control over financial reporting could result in material misstatement in our financial statements which could require us to restate financial statement in the future, or cause us not to be able to provide timely financial information, which may cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management assessment of the effectiveness of the company’s internal control over financial reporting. In addition, under such rules, our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting.

In connection with management’s assessment of the effectiveness of our internal control over financial reporting for the period covered by this annual report, our management has identified one material weakness in our internal control over financial reporting and has concluded that as of December 31, 2012, our disclosure controls and procedures and our internal control over financial reporting were not effective. Our independent registered public accounting firm has express an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2012. See “Item 15 — Controls and Procedures.”

The material weakness identified was lack of policies and procedures relating to (1) untimely update on the group’s organization chart and related job descriptions, (2) untimely communication of unusual and complex transactions between the operation and finance department, and (3) lack of internal review of certain sales contracts by the legal department.

Despite our efforts to ensure the integrity of our financial reporting process, we cannot assure you that the material weakness identified in our internal control over financial reporting would be successfully remediated. Further, we cannot assure you that additional weakness in our internal control over financial reporting will not be identified in the future. Any failure to maintain existing controls or implement new controls would result in additional material weakness and cause us fail to meet our periodic reporting obligations which in turn could cause our shares to be de-listed or suspended from trading on the NYSE. Further, any such failure could result in material misstatements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price or lawsuits being filed against us by our shareholders or otherwise harm our reputation.   In addition, we may require more resources and incur more costs than currently expected to remediate our identified material weakness or any additional material weakness that may be identified in the future, which may adversely affect our results of operations.

Our business and growth may be severely disrupted if we lose the services of our senior management or if we are unable to retain or attract our key technical personnel.

Our ability to execute current and future projects and to obtain new customers depends largely on the continued service of our senior management and key technical personnel and our ability to attract, train and motivate additional qualified technical personnel. The loss of any member of our senior management or any key technical personnel may result in our inability to complete our existing projects or obtain new projects and in turn materially and adversely affect our financial performance.

In addition, we may be unable to find qualified replacement for departed senior management or key technical personnel in time or at all. In November 2011, our former chief financial officer resigned from his office and Mr. Franklin King was appointed as our interim chief financial officer until a permanent replacement is found and officially named. We are still in the process of locating a qualified and appropriate chief financial officer candidate, however we cannot assure you that the qualified and appropriate candidate will be found in the near future or at all. In January 2013, our former co-president and director, Mr. Qian Zhao, tendered his resignation for personal reasons.

Further, if any of our senior management or key technical personnel joins a competitor or starts a competing business, we may lose customers, know-how, key technical professionals and employees. Each of our senior management members and key technical personnel has entered into an employment agreement with us which contains non-competition provisions. However, if any dispute arises between any of our senior management members or key technical personnel and us, we cannot assure you that we will be able to successfully enforce these provisions.

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

Our business will be adversely affected if we are not able to anticipate and keep pace with rapid changes in technology or if growth in the use of technology in business by our customers is not as rapid as in the past.

The markets for IT services are characterized by rapid technological changes, evolving industry standards, changing customer preferences and frequent new product and service introductions. Our success will depend, in part, on our ability to develop and implement technology services and solutions and anticipate and keep pace with rapid and continuing changes in technology, industry standards and customer preferences. We may not be successful in anticipating or responding to these developments on a timely basis, and our service or solution offerings may not be successful in the marketplace. For example, if SAP-based Enterprise Resource Planning (“ERP”) systems become obsolete or less accepted among end users, the demand for our services could be materially and adversely affected. In addition, services, solutions and technologies developed by our competitors may make our service or solution offerings uncompetitive, obsolete or force us to reduce prices, thereby adversely affecting our profit margins. Any one of these circumstances could materially and adversely affect our ability to obtain and successfully complete customer engagements.

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

We derive a significant portion of our revenue from a limited number of customers. In 2010, 2011 and 2012, approximately 33.7%, 34.1% and 31.5% of our net revenues were derived from our single largest client. In the same periods, approximately 48.2%, 53.4% and 45.7% of our net revenues were derived from our five largest customers.  We expect revenues from these customers will continue to account for a significant portion of our revenues. If we lose any one of our major customers or any of these customers significantly reduces its volume of business with us, our net revenues and profitability would be substantially reduced. In addition, the volume of work we perform for specific customers may vary from year to year, particularly since we are generally not the exclusive service provider for our customers. Our high customer base concentration may also adversely affect our ability to negotiate unit prices, due to the volume of delivery items with these customers, which may in turn materially and adversely affect our results of operations. For instance,  some of our major customers may require us to change the pricing model from time-and-expense contracts to fixed-price contracts, which may increase our risks of collecting service fees from customers and in turn adversely impact our results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We are subject to certain risks relating to our fixed-price contracts.”

If our delivery center agreements with IBM are terminated or are not renewed for any reason, our relationship with IBM as well as our overall business, operating results and financial condition will be materially and adversely affected.

In addition to our then existing business with IBM, in March 2008, we entered into a technical services agreement and a master statement of work, or a master SOW, with IBM to establish a delivery center to deliver enterprise application services exclusively for IBM’s customers. In May 2011, we renewed the technical services agreement and the master SOW with IBM for an additional four years, under which the right for IBM to purchase the delivery center at a price based on the cumulative revenues generated by and net book value of the delivery center has been removed. Our net revenues derived from this delivery center totaled US$36.5 million in 2010, US$47.4 million in 2011 and US$48.6 million in 2012, or 18.9%, 20.9% and 19.1% of our total net revenues, respectively. We expect this delivery center to continue to account for a material percentage of our total net revenues for the foreseeable future.

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

Historically, our outstanding billed and unbilled accounts receivable have been relatively high. As of December 31, 2010, 2011 and 2012, our outstanding billed and unbilled accounts receivable were US$105.7 million, US$135.0 million and US$150.5 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Our revenues are highly dependent on customers primarily located in the PRC and certain other regions in Asia-Pacific.

Prior to 2006, we derived all of our revenues from the PRC. However, as a result of a number of strategic acquisitions since 2006, we currently also derive a small portion of our revenues from customers in Taiwan and Japan. In 2010, 2011 and 2012, net revenues from the PRC, Taiwan and Japan in aggregate totaled US$190.5 million, US$225.2 million and US$250.4 million, respectively, representing 98.8%, 99.2% and 98.6% of our total net revenues, respectively. Accordingly, our revenues are highly dependent on the Greater China region and Japan, and in particular, on the continued technology spending of our existing and prospective customers in these regions. The growth in technology spending generally decreases in a challenging economic environment. Adverse economic conditions in the regions may cause some customers to reduce or defer their expenditures for IT services. Therefore, a decline in the level of economic activity in the Greater China region and Japan could materially and adversely affect our net revenues and profit margins.

We are subject to financial and business risks on completed or future acquisitions.

Since 2006, we have completed a number of strategic acquisitions to complement our business. We intend to continue to selectively acquire IT service companies to support our future growth. We are subject to a number of special financial and business risks in connection with our acquisition efforts, including, among other things, diversion of our management’s time, attention, and resources, decreased utilization during the integration process, loss of key acquired personnel, difficulties in integrating diverse corporate cultures, increased costs to improve or coordinate managerial, operational, financial, and administrative systems including dilutive issuances of equity securities, including convertible securities, assumption of legal liabilities, potential write-offs related to the impairment of goodwill and certain long term assets and additional conflicts of interest. In addition, we may be unable to manage an acquired entity profitably or successfully integrate its operations with our own. Any of these factors may adversely affect the growth of our business and results of operations.

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

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or specifically the Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran and North Korea.

There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Further, the increasing tensions in the relationship between China and Japan have caused significant fluctuations in the conversion rate of RMB to Japanese Yen and badly impacted our Japanese business as well. As of December 31, 2012, we recognized US$1.3 million exchange loss due to significant exchange rate fluctuations. If the relationship between China and Japan do not improve in the near term, we cannot assure you that our Japanese business will not be adversely affected.

Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or specifically the Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. For example, our customers may decrease or delay the use of our services, while we may have difficulty expanding our customer base in time, or at all, to offset the impact of decreased use of our services by our existing customers. In addition, we could have difficulty collecting payments from our customers in time, or at all.

We incurred increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NYSE rules, are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. In particular, compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and external auditor’s independent assessment of the internal control over financial reporting. We expect these and other rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly.

We and our independent registered public accounting firm identified one material weakness. Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy this weakness. See “Item 15. — Controls and Procedures”. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and therefore we may not be able to conclude that they have been fully remedied.

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

Our operations are divided into two service lines: enterprise application services and Financial industry IT service. Our enterprise application services business primarily focuses on ERP for large-scale companies and customized solutions services. If the demand for ERP services in China experiences lower-than-expected growth, or at all, our business and growth prospects may be materially and adversely affected. Our Financial industry IT services business primarily serves banks and insurance companies in PRC and Taiwan, where the Financial services industry is extensively regulated. Accordingly, any significant regulatory changes in the industry may affect demand for our services. In addition, any adverse development in the Financial services IT industry in PRC or Taiwan, whether due to a downturn in the economy or otherwise, may lead to reduced procurement budget of our financial institution customers, which may in turn lead to lower demand for our services and thereby adversely affect our business and growth prospects.

Most of our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements.

Our customers generally retain us on an engagement-by-engagement basis in connection with specific projects, rather than on a recurring basis under long-term contracts. Although a substantial majority of our revenue is generated from repeat business, which we define as revenue from a customer who also contributed to our revenue during the prior year, our engagements with our customers are typically for projects that are singular in nature. Therefore, we cannot assure you that we will get subsequent engagements with any of our current customers. In addition, in order to expand our business, we may need to continue to expand our sales and marketing group, which would increase our expenses but may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations may be materially and adversely affected.

Many contracts with our customers generally can be terminated without cause and with little or no notice or penalty, which could negatively impact our revenue and profitability.

We often provide services to end customers through international IT service providers. In these cases, our contracts are signed with these service providers rather than with our end customers.  A number of our contracts with international IT service providers can be terminated without cause, without any notice and without termination-related penalties. Historically, we have not experienced any terminations of any significant contracts.  In addition, such contracts can be terminated immediately upon the termination of the international IT service providers’ contracts with the end customers under circumstances beyond our control. As a result, our revenue-generating engagements with many customers are not predictable and a high level of net revenues in one period is not necessarily predictive of continued high levels of net revenues in future periods. Our business depends on the decisions and actions of our customers, and a number of factors relating to our customers beyond our control might result in the termination of a project or the loss of a customer, including financial difficulties; a change in strategic priorities, reduced IT spending and a change in outsourcing strategy by moving more work to in-house IT departments or to our competitors.

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

In addition, a number of our fixed-price contracts contain pricing terms that condition a portion of the payment of fees by the customer on our ability to meet defined performance goals, service levels and completion schedules set forth in the contracts. We may fail to meet these goals or customer expectations in such contracts or we may have disagreement with our customers on whether we have met the defined performance goals, any of which may result in the delay of getting our service fees and our revenues may be adversely affected.

We may be liable to our customers for damages caused by violation of intellectual property rights, breach of confidentiality obligations, system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages.

We often have access to, and are required to collect and store, sensitive or confidential customer information. Many of our customer agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive or confidential customer information, we could be subject to significant liability from our customers or from our customers’ customers for breaching contractual confidentiality provisions or privacy laws. The protection of the intellectual property rights and other confidential information of our customers are particularly important for us since our operation is mainly based in China. Historically, protection of intellectual property rights and enforcement of intellectual property actions in China has not been as effective as in more developed countries such as the United States. Despite measures we take to protect the intellectual property and other confidential information of our customers, unauthorized parties, including our employees and sub-contractors, may attempt to misappropriate certain intellectual property rights that are proprietary to our customers or otherwise breach our customers’ confidences. Unauthorized disclosure of sensitive or confidential customer information or a violation of intellectual property rights may subject us to liabilities, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, damage our reputation and cause us to lose customers.

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

Our profitability depends to a large extent on the productivity and utilization of our professionals. Productivity and utilization of our professionals are affected by a number of factors, including, among other things, the volume of customer engagements, the timing of commencement, completion and termination of the engagements, our ability to transit our professionals efficiently from completed engagements to new engagements, the hiring of additional professionals, unanticipated changes in the scope of customer engagements, our ability to forecast demand for our services and thereby maintain an appropriate number of professionals, billing rates of our professionals and conditions affecting the industries in which we practice as well as general economic conditions. Any of the factors above may result in low productivity and utilization of our employees and materially and adversely affect our results of operations and employee morale. If we are unable to achieve and maintain adequate overall productivity and utilization of our professionals, our financial results could materially suffer.

Any inability to manage our expansion could disrupt our business, undermine our competitive position and reduce our profitability.

We have expanded rapidly, especially with respect to our head count and corporate organization, in recent years as a result of the major acquisitions both within China and elsewhere we undertook. For instance, the total number of our IT professionals increased from 1,757 as of December 31, 2008 to 5,343 as of December 31, 2012.  Our expansion may place significant strain on our management and other resources. Specifically, we will need to continue to develop and improve our operational, financial and other internal controls, both in China and elsewhere. Continued expansion imposes challenges on us in:

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

A significant portion of our revenues and assets and liabilities are denominated in currencies other than the Renminbi such as Japanese Yen, the New Taiwan dollar, and the U.S. dollar. The value of the Renminbi against the U.S. dollar, Japanese Yen and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollars between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band.  As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that its plan to increase the flexibility of Renminbi exchange rate. Since that time, the Renminbi has gradually appreciated against the U.S. dollar, though there have been brief periods when the U.S. dollar appreciated against the Renminbi. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We expect that a material portion of our revenues will continue to be generated in currencies other than the Renminbi, including Japanese Yen, the New Taiwan dollar, and the U.S. dollar, for the foreseeable future and that a substantial majority of our expenses, including personnel costs, as well as operating expenditures, will continue to be denominated in Renminbi. Consequently, the results of our operations may be adversely affected as Renminbi appreciates against the U.S. dollar and other foreign currencies. In addition, any significant revaluation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our ADSs in U.S. dollar terms. As very limited types of hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations, we have not entered into any such hedging transactions. Accordingly, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

We face risks and uncertainties relating to our international operations.

Outside of the PRC, we have operations in a number of overseas locations such as Japan and Taiwan.  Our international operations carry additional financial and business risks, including unexpected changes in the political relationship among countries, such as the escalating tension between China and Japan that may affect our financial performance, greater difficulties in managing and staffing foreign operations, cultural differences that may result in lower utilization, currency fluctuations that could adversely affect our financial position and operating results, unexpected changes in regulatory requirements, greater difficulties in collecting accounts receivable, longer sales cycles, restrictions on the repatriation of earnings, difficulties in enforcing judgments across multiple jurisdictions, and potentially adverse tax consequences, such as trapped foreign losses. If our revenues derived from international operations increase relative to our total net revenues, these factors could have a more pronounced effect on our results of operations.

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

You should not place undue reliance on our financial guidance, nor should you rely on our quarterly operating results as an indication of our future performance, because our results of operations are subject to significant fluctuations.

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside our control. Significant fluctuations in our quarterly operating results could be caused by various factors, including but not limited to, our ability to retain existing customers and attract new customers, our capacity to keep pace with rapid and continuing changes in technology, industry standards and customer expectations; decline in demand for our IT service from our customers; the amount and timing of operating costs and capital expenditures relating to the expansion of our business, a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust our spending quickly; decreases in earnings from equity investments; impairment of our equity investments; lower interest income resulting from decrease in interest yield and cash balance; and general economic conditions and economic conditions specific to Greater China region and Japan. As a result of these and other factors, you should not place undue reliance on our financial guidance, nor should you rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance. Our quarterly revenue guidance is our best estimate at the time we provide guidance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the trading price of our ADSs could decline and you could lose part or all of your investment.

Our corporate actions are substantially influenced by our principal shareholders, who can cause us to take actions in ways with which you may not agree.

As of March 31, 2013, our largest shareholders included our founders, Mr. Yiming Ma and Ms. Heidi Chou, each of whom owns approximately 8.4% and 8.0%  of our outstanding ordinary shares and voting power.  Mr. Yiming Ma and Ms. Heidi Chou are husband and wife. Mr. Yiming Ma and Ms. Heidi Chou acting individually or as a group could exert substantial influence over matters such as electing directors and approving acquisitions, mergers or other business combination transactions. Any concentration of ownership and voting power, including the concentration of ownership and voting power resulted from the relationship between Mr. Yiming Ma and Ms. Heidi Chou, may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

We have granted, and may continue to grant employee stock options under our equity incentive plan, which may result in increased share-based compensation expenses.

We have adopted the equity incentive plan on June 26, 2006 (the “2006 Equity Incentive Plan”). As of March 31, 2013, options to purchase a total of 21,287,820 ordinary shares of our company were outstanding under the 2006 Equity Incentive Plan.  For the year 2010, 2011 and 2012, we recorded US$2.9 million, US$19.4 million and US$4.4 million, respectively, in share-based compensation expenses. As of December 31, 2012, we had US$1.9 million unrecognized share-based compensation expenses relating to share options, which are expected to be recognized over a weighted average vesting period of 1.08 years . We believe the granting of share options is of significant importance to our ability to attract and retain key personnel and employees, and we may continue to grant share options to employees and other eligible participants or adopt other equity incentive plans in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our result of operations.

In March 2011, in order to retain key personnel under then-current market conditions, we reduced the exercise price of all of our outstanding options granted under our 2006 Equity Incentive Plan. In December 2012, for the same reason, we reduced the exercise price of all the outstanding options we granted during January 1, 2006 and December 31, 2010 under the 2006 Equity Incentive Plan (“Option Repricing”). In 2011 and 2012, respectively, we incurred incremental share-based compensation expenses due to the Option Repricing in the amount of US$14 million and US$1.4 million, respectively. As a result of the Share Repricing in December 2012, the exercise price of all of our relevant outstanding options was reduced to the par value of our ordinary shares, which is equal to US$0 per share. As the trading price of our ADSs fluctuates, we cannot assure you that we will not continue to reduce the exercise price of our outstanding options that have an exercise price higher than the par value of our ordinary shares.   Should we reduce the exercise price of the outstanding options, our share-based compensation expenses will be increased and our operating results will be adversely affected.

As a foreign private issuer, we are permitted to, and we may rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirements that a majority of an issuer’s directors consist of independent directors. This may afford less protection to our holders of ordinary shares and ADSs.

Section 303A of the Corporate Governance Rules of the New York Stock Exchange requires listed companies to have, among other things, a majority of its board members be independent and a nominating and corporate governance committee consisting solely of independent directors. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. Although we currently comply with NYSE requirements with respect to the composition of the board, we may rely on the foreign private issuer exemption to the extent that a majority of our board of directors are not consisting of independent directors, where it is a possibility that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result.

We may be subject to significant fines, penalties and/or prosecution because our Hong Kong operations prior to November 5, 2010 were not compliant with certain local registration and/or licensing requirements as well as other Hong Kong laws and regulations.

In 2006, we initially acquired our Hong Kong operations, or Our Previous HK Operations, through Camelot BVI and Triumph Consulting & Service Co., Ltd. and its affiliates, or Triumph, which are companies limited by shares incorporated in the British Virgin Islands and which became the two partners of Our Previous HK Operations. Under applicable Hong Kong law, Camelot BVI and Triumph were deemed to have established a place of business and carried on a business in Hong Kong since their acquisitions of Our Previous HK Operations. Therefore, both were required to obtain business registration certificates from the Business Registration Office of the Hong Kong government and to be registered with the Companies Registry of the Hong Kong government within one month of their acquisitions of Our Previous HK Operations. However, neither Camelot BVI nor Triumph obtained such certificates nor did they undertake such registration. Accordingly, Our Previous HK Operations and, in turn, Camelot BVI and Triumph were not in compliance with the registration and/or licensing requirements in Hong Kong. As a result of such non-compliance, each of Camelot BVI and Triumph, as well as the officers or agents of each of Camelot BVI and Triumph who authorized such non-compliance, face a maximum one-time fine of US$6,800 (HK$53,000) and a daily fine of US$90 (HK$700) for each day of non-compliance, or an aggregate total of approximately US$264,000 up to November 5, 2010. As of June 3, 2011, there has been no prosecution initiated by the relevant authorities. We are unable to reasonably estimate the actual amount that we may have to pay if the authorities were to become aware of the non-compliance and were to commence proceedings.

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

As a result of the foregoing, Our Previous HK Operations may be subject to fines, penalties and/or prosecutions under local laws and regulations. In recent enforcement cases under the MPFSO, defaulting employer(s) have been ordered to repay all unpaid contributions, and a surcharge or a penalty of the higher of HK$5,000 or 5% of the total unpaid amount. Our Previous HK Operations have made these default contributions into the relevant employee’s mandatory provident fund scheme account and has been in compliance with its legal obligations under the MPFSO since October 2007. Furthermore, with respect to the failure to take out compensation insurance, any fines, penalties and/or prosecutions to which our Hong Kong operations may be subject, may include, but not be limited to, facing a maximum fine of US$13,000 (HK$100,000).

In June 2010, we transferred all of our shares in Our Previous HK Operations to third party individuals and as a result of such transfer, we no longer have any shareholder rights, duties or liabilities in Our Previous HK Operations. Since November 5, 2010, our business in Hong Kong has been transferred and conducted through Kings Consulting Services Ltd, or Kings, a company which is limited by shares and incorporated in Hong Kong and which is a wholly owned subsidiary of Camelot BVI. However, the risk remains that the buyers of Our Previous HK Operations may either become unwilling or, through liquidation or other events, unable to assume any potential liabilities, if any, related to Our Previous HK Operations, in which case we may be held liable for any liabilities related to Our Previous HK Operations.

Our computer networks may be vulnerable to security risks that could disrupt our services and adversely affect our results of operations.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Computer attacks or disruptions may jeopardize the security of information stored in and transmitted through computer systems of our customers. Actual or perceived concerns that our system may be vulnerable to such attacks or disruptions may deter consumer from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches, which could adversely affect our results of operations.

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

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce, or the MOFCOM, or its local counterparts. Also, on August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renmibi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 could result in severe monetary or other penalties. Moreover, SAFE promulgated a notice, known as Circular 59 in November 2010, which requires that government authorities to closely examine the authenticity of settlement of net proceeds from offshore offerings and that net proceeds be settled in the manner described in the offering documents. SAFE also promulgated a notice known as Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay entrusted loans between non-financial enterprises. Violations of these circulars may result in severe penalties, including significant fines.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to timely receive such approvals or complete the necessary government registrations, our ability to capitalize our PRC operations may be adversely affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

These limitations on the free flow of funds between us and our PRC companies could restrict our ability to act in response to changing market conditions and re-allocate funds among our PRC companies on a timely basis. Moreover, according to a circular jointly issued by the Ministry of Finance and the State Administration of Taxation on September 19, 2008, if the debt-to-equity ratio of a non-financial enterprise exceeds two-to-one, the interest expenses accrued from the exceeded debt may not be deducted before taxation unless the shareholder loan in question can meet certain conditions. Although there is uncertainty at this time as to how the circular will be interpreted and implemented, such circular may have a negative impact on our PRC subsidiaries’ abilities to obtain loans from its shareholders.

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

The PRC Enterprise Income Tax Law and its implementing rules permit certain “high-technology enterprises” which hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules of the PRC Enterprise Income Tax Law, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. Certain of our subsidiaries have been recognized by the local provincial level Municipal Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as “high and new technology enterprises” and were further registered with the local tax authorities to be eligible to the reduced 15% enterprise income tax rate. The continued qualification of a “high and new technology enterprise” will be subject to annual evaluation and a three-year review by the relevant government authority in China. In addition, certain of our subsidiaries were entitled to preferential tax treatments due to other qualifications obtained from local governmental authorities such as “Manufacturing Foreign-Invested Enterprise” and “Software Enterprise”.

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

Under the PRC Enterprise Income Tax Law and its implementing rules, both became effective from January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, the SAT issued a bulletin on August 3, 2011 to provide more guidance on the implementation of the above circular with an effective date to be September 1, 2011. The bulletin made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals or foreigners, like our company,  the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. While we do not believe we should be considered a resident enterprise, if the PRC authorities were to subsequently determine that we should be so treated, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Pursuant to the PRC Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a British Virgin Islands holding company and substantially all of our income may come from dividends from our PRC subsidiaries. To the extent these dividends are subject to withholding tax, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, will be reduced.

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

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. For example, in December 2012, the SEC initiated administrative proceedings against the China affiliates of the Big Four public accounting firms for allegedly refusing to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud against U.S. investors.  Although we were not and are not subject to any ongoing SEC investigations, many U.S.-listed Chinese companies are now subject to, or may become subject to,  shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. As a result of this proceeding and the scrutiny, criticism and negative publicity, publicly traded stocks of many U.S.-listed Chinese companies have experienced significant decrease in value and, in some cases, have become virtually worthless.  It is not clear as to what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or not, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and may distract our management resources.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable professional standards.  Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures.   As a result, investors may be deprived of the benefits of PCAOB inspections.

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

On March 28, 2007, SAFE adopted the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. Stock Option Rule ceased to be in effect and was replaced by the Circular for Relevant Issues on Foreign Exchange Administration on Domestic Individuals Participating in the Employee Stock Option Plan of An Overseas Listed Company, or Circular 7, promulgated by SAFE on February 15, 2012.  Circular 7 modifies and simplifies the relevant procedures as provided by Stock Option Rule. Under our 2006 Plan, we have a significant number of options to purchase ordinary shares outstanding as well as a significant number of option shares reserved for future issuance. We and our PRC employees and directors who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. Failure to comply with such provisions may also prevent us from being able to grant equity compensation to our employees, which is a significant component of the compensation of many of our PRC employees. In that case, our business operations may be materially and adversely affected.

Certain of our leased property interests may be defective in their respective leasehold interests and we may be forced to relocate our operations from the properties affected by such defects, which could cause a significant disruption to our business.

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

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations. Since our ADSs became listed on the New York Stock Exchange on July 20, 2010 up to April 26, 2013, the closing prices of our ADSs have ranged from US$0.93 to US$28.18 per ADS, and the last reported trading price on April 26, 2013 was US$1.73 per ADS. The price of our ADSs may continue to fluctuate in response to various factors, which include the following:

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

In light of our significant cash balances and other liquid assets and because the value of our assets for purpose of the PFIC text is generally determined by reference to the market price of our ADSs and ordinary shares, we may have been a PFIC for the taxable year ended December 31, 2012, and may continue to be, or become, a PFIC in future taxable years unless our share value increases and/or we invest a substantial amount of the cash and other passive assets that we hold in assets that produce or are held for the production of non-passive income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of its average quarterly assets as generally determined on the basis of fair market value during such year produce or are held for the production of passive income. For this purpose, cash and other assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any year during which a U.S. investor holds our ADSs or ordinary shares, a U.S. investor may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules.  Furthermore, a U.S. investor will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. investor’s holding period in which we become a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years.  Accordingly, a U.S. investor should, to the extent an election is available, consider making a “mark-to-market” election to avoid owning PFIC-Tainted Shares.  See the discussion under “Item 10.E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations” concerning the United States federal income tax consequences of an investment in the ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “mark-to-market” election.

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

ITEM 4.                                                INFORMATION ON THE COMPANY

A.                                    HISTORY AND DEVELOPMENT OF THE COMPANY

Camelot Information Systems Inc. is a British Virgin Islands holding company incorporated in November 2000 and we conduct a significant majority of our business through our operating subsidiaries in China. Our principal executive offices are located at Beijing Publishing House, A6 North Third Ring Road, Xicheng District, Beijing, 100120, The People’s Republic of China.  Our telephone number at this address is (86) 10-82019000 and our fax number is (86) 10-82019100.

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

Historically, we have made a number of strategic acquisitions to complement our growth. Our important acquisition and development during 2012 and as of the date of this report include the following:

•                                          In January 2012, we acquired a financial consulting business with an aggregate cash consideration of US$3.5 million. The consulting business, which encompasses consultancy personnel and certain intangible assets, focuses on high-level banking consulting products and services.

•                                          In April 2012, we signed a three-year strategic cooperative agreement (“Strategic Cooperative Agreement”) with Huawei Device Co. Ltd (“Huawei Device”) to develop enterprise application solutions for Huawei’s enterprise mobile solution platform.  Under the Strategic Cooperation Agreement, we will form special project teams to develop enterprise mobile application solutions for Huawei Device and will be named a strategic partner if Huawei accepts our enterprise mobile solutions.

•                                          In July 2012, we formed an entity named Wuhan Steel Camelot Information Systems Co., Ltd. with Wuhan Iron and Steel Engineering Technologies Group Co., Ltd. We invested in that entity U.S. $1.7 million for a 50% equity interest. The entity is designed to create a platform upon which to develop and grow the IT application business for the iron and steel industry.

•                                          In November 2012, we transferred 35% equity interests in Dimension Information Technology, Co., Ltd (“Dimension”), a PRC company that we wholly owned before the execution of the share transfer agreement, to Dimension’s original selling shareholders. As the consideration under the share transfer agreement, we received 1,152,352 ordinary shares of our own, which was the entire share consideration we previously paid to the original selling shareholders during the acquisition of Dimension in early 2011.

In March 2013, the board of directors of our company has received a preliminary non-binding proposal letter dated March 12, 2013 from our Chairman and Chief Executive Officer, Mr. Simon Yiming Ma, our President, Ms. Heidi Chou, and our Executive Vice President and the Chief Executive Officer of CFITS, a subsidiary of the company, Mr. Yuhui Wang (together with Mr. Ma and Ms. Chou, the “Buyer Group”), to acquire all of our outstanding shares that are not currently owned by the Buyer Group and their respective affiliates and certain of our other management members who may choose to join the Buyer Group in a going private transaction for US$1.85 per ADS in cash, subject to certain conditions. According to the proposal letter, the acquisition is intended to be financed through a combination of debt and equity capital, and the Buyer Group has been in discussion with a financial institution which has expressed interest in financing the proposed acquisition. Our board of directors has formed a special committee of independent directors to consider the proposal and no decisions have been made by the special committee with respect to our response to the proposal.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for a description of our principal capital expenditures in the last three financial years.

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

The following table sets forth our net revenues by service line for the periods indicated.

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Enterprise application services	126,555	65.6	159,181	70.1	165,122	65.0
Financial industry IT services	66,308	34.4	67,939	29.9	88,941	35.0
Total net revenues	192,863	100.0	227,120	100.0	254,063	100.0

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

We acquired Triumph in 2006 and as a result of this acquisition, we have further strengthened our expertise in consulting services and expanded our customer base of mid-sized companies. In addition, through our acquisition of Red River Valley in 2008, we gained access to its domain expertise and customer base in the steel manufacturing industry, which we believe will assist to our goal of expanding into the automobile industry in China. In January 2011, we acquired Dimension, a specialist in SAP project implementation and SAP-based customized solutions, and subsequently transferred 35% of our ownership in Dimension to its original shareholders.

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

Software Development and Maintenance Services

We offer a wide range of software development, system migration and maintenance services based on existing and emerging technologies that are tailored to meet the specific needs of our customers. Our customers include IT service providers and corporations. We are qualified as a Capability Maturity Model, or CMM, Level IV company. CMM is a service mark and refers to a development model elicited from actual data. CMM has been superseded by CMMI, though CMM continues to be a general theoretical process capability model used in the public domain.

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

Software Solutions

We design, develop, implement and maintain customized IT solutions software for our financial industry customers to meet certain customer-specific demands. Our software solutions service offerings include the following areas:

•                                          intermediary business solutions for commercial banks, including teller/counter systems, channel management solutions, payment and settlement solutions, and front end communication exchange middleware;

•                                          key functional systems for commercial banks, including corporate loan, commercial loan, supply chain financing, cash management, as well as internal collaboration and workflow

•                                          check image processing services for commercial banks;

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

Customer Profile

The following table sets forth our net revenues by the geographical location of our customer for the periods indicated. For purpose of this table, we determine the geographical location of a customer based on the place of incorporation or formation of the contractual counterparty.

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
PRC and Taiwan	175,860	91.1	204,112	89.9	228,623	90.0
Japan	14,663	7.7	21,120	9.3	21,811	8.6
Others	2,340	1.2	1,888	0.8	3,629	1.4
Total net revenues	192,863	100.0	227, 120	100.0	254,063	100.0

The following table sets forth, for the period indicated, our net revenues by industry in which our end customers operate.

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Financial services	69,950	36.2	66,350	29.2	76,733	30.2
Resources and energy	41,413	21.5	42,794	18.8	27,924	11.0
Manufacturing and automobile	34,003	17.6	39,213	17.2	42,030	16.5
Technology	20,947	10.8	27,178	12.0	39,235	15.4
Telecommunication, media and education	6,778	3.6	13,563	6.0	13,745	5.4
Construction and steel	7,530	3.9	5,402	2.4	3,798	1.5
Retail, consumer and transportation	5,420	2.8	8,821	3.9	12,525	4.9
Others	6,822	3.6	23,799	10.5	38,073	15.1
Total net revenues	192,863	100.0	227,120	100.0	254,063	100.0

In 2010, 2011 and 2012, our five largest customers accounted for an aggregate of 48.2%, 53.4% and 45.7%, respectively, of our net revenues.  During the same periods, our largest customer, IBM, which is also the only customer accounting for 10% or more of our total net revenues, accounted for 33.7%, 34.1% and 31.5%, respectively, of our net revenues.

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

IBM Delivery Center Agreements

In March 2008, we entered into a technical services agreement and a master statement of work, or a master SOW, with IBM to establish a delivery center to deliver enterprise application services exclusively for IBM’s customers. Our wholly owned subsidiary, Shanghai Camelot Information Technology Co. Ltd., or Camelot Shanghai, developed the delivery center in 2008. In May 2011, we renewed the technical services agreement and the master SOW with IBM for an additional four-year term. Our net revenues derived from this delivery center totaled US$36.5 million in 2010, US$47.4 million in 2011 and US$48.6 million in 2012, or 18.9%, 20.9% and 19.1% of our total net revenues, respectively.

Key terms of the renewed technical services agreement include the following:

•                                          3 Days Purchase Demand Priority. Subject to the accomplishment of IBM’s internal process and system setting, for technical service subcontracting demand of IBM ‘s application service business line (the scope of which will defined by IBM solely), IBM will provide us a purchase demand 3 days before it provides such purchase demand to other technical service suppliers. IBM reserves the right to change or cancel such 3 days priority, in the event we materially breach the renewed technical services agreement.

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

Delivery of Our Services

We provide a significant majority of our services on-site through our IT professionals based in Beijing, Shanghai, Dalian, Zhuhai, Nanjing, Wuxi, Taipei and Tokyo, as well as through our professionals based in Kunshan and Jiaxing which primarily support our Shanghai operations. We had 3,162, 4,017 and 5,343 IT professionals as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth, as of December 31, 2012, the number of our professionals by the location in which they are based.

	As of December 31, 2012
	Number of IT Professionals	% of Total	Services and Solutions Provided
Beijing, PRC	2,459	46.0	all service lines
Shanghai, PRC	736	13.8	all service lines
Dalian, PRC	480	9.0	enterprise application services
Taipei, Taiwan	134	2.5	financial industry IT services
Zhuhai, PRC	298	5.6	financial industry IT services
Jiaxing, PRC	5	0.1	enterprise application services
Tokyo, Japan	42	0.8	enterprise application services
Nanjing, PRC	19	0.4	enterprise application services
Xiamen, PRC	296	5.5	financial industry IT services
Kunshan, PRC	628	11.8	enterprise application services
Chengdu, PRC	6	0.1	financial industry IT services
Guangzhou, PRC	61	1.1	financial industry IT services
Shenzhen, PRC	6	0.1	financial industry IT services
Changsha, PRC	4	0.1	financial industry IT services
Nanning, PRC	9	0.2	financial industry IT services
Wuxi, PRC	89	1.7	enterprise application services
Tianjin, PRC	71	1.2	financial industry IT services
Total	5,343	100.0

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

Competition

The markets for IT services in China are highly competitive. The profiles and identities of our competitors may vary among our service lines and customers. In our enterprise application service business, we primarily compete with Chinese IT services firms, and we believe our competitors are Neusoft Corporation. Competitors in our financial industry IT services business include Digital China Holdings Limited. In addition, we may also compete with offshore IT service providers including firms based in India, such as Tata Consultancy Services and Infosys Technologies Ltd, as well as domestic offshore IT services providers, such as Pactera Technology International Ltd.

Intellectual Property

Ownership of software and associated deliverables we create for our customers is retained by or assigned to the customer, and we do not retain an interest in such software or deliverables. We develop certain software solutions and rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret, patent and trademark laws to protect our proprietary rights in technology. We require our professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our and our customers’ proprietary information. The source code for our proprietary software is generally protected as trade secrets and as unpublished copyright works. Although we believe that our services do not infringe the intellectual property rights of others, we cannot assure you that such a claim will not be asserted. See “Item 3. Key Information —D. Risk Factor — We may be liable to our customers for damages caused by a violation of intellectual property rights, the disclosure of other confidential information, system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages” for detailed discussion.

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

On 29 August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142. Pursuant to Circular 142, the Renminbi fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Moreover, SAFE promulgated a notice, known as Circular 59 in November 2010, which requires that government authorities to closely examine the authenticity of settlement of net proceeds from offshore offerings and that net proceeds be settled in the manner described in the offering documents. SAFE also promulgated a notice known as Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay entrusted loans between non-financial enterprises. Violations of these circulars may result in severe penalties, including significant fines.

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

On March 28, 2007, SAFE promulgated the Stock Option Rule to further clarify the formalities and application documents in connection with the subject matter. Under the Stock Option Rule, PRC individuals who will participate in the employment stock ownership plan or the stock option plan of an overseas listed company are required to appoint a domestic agent to deal with the relevant foreign exchange matters in the PRC. For participants of an employment stock ownership plan, an overseas custodian bank should be retained by the domestic agent to hold in trusteeship all overseas assets held by such participants under the employment stock ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification at the place where the overseas listed company is listed or a qualified institution designated by the overseas listed company is required to be retained to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. For participants who had already participated in an employment stock ownership plan or stock option plan before the date of the Stock Option Rule, the Stock Option Rule requires their domestic employers or domestic agents to make up for the relevant formalities within three months of the date of the Stock Option Rule. The failure to comply with the Stock Option Rule may subject the plan participants, the company offering the plan or the relevant intermediaries, as the case may be, to penalties under the PRC foreign exchange regime. Stock Option Rule ceased to be in effect and was replaced by the Circular for Relevant Issues on Foreign Exchange Administration on Domestic Individuals Participating in the Employee Stock Option Plan of An Overseas Listed Company, or Circular 7, promulgated by SAFE on February 15, 2012.  Circular 7 modifies and simplifies the relevant procedures as provided by Stock Option Rule. We are seeking further guidance from the relevant government authorities and will promptly take all steps to comply with their requirements when they become available.

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

Regulations on Taxation

See “Item 5. — Operating and Financial Review and Prospectus — A. Operating Results — Taxation.”

C.                                    ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure as of the date of this annual report:

D.                                    PROPERTY, PLANTS AND EQUIPMENT

We currently have offices located in 19 cities across the PRC, Taiwan, Japan and Hong Kong. Our principal executive offices in Beijing, which we began to occupy in November 2009, consist of approximately 4,386 square meters of office space. The lease for our principal office expires in July 2019 and the rent for this office is approximately US$75,700, US$75,700 and US$71,000 per month in 2010, 2011 and 2012. Our principal executive offices accommodate our executive team and corporate functions, as well as a portion of our IT professionals.

Some of our leased facilities are under non-cancelable operating leases that expire on various dates through 2020. These non-cancelable operating leases include fixed or minimum payments, plus, in some cases, scheduled base rent increases over the terms of the lease. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China —  Certain of our leased property interests may be defective and we may be forced to relocate our operations from the properties affected by such defects, which could cause a significant disruption to our business.”

The following table sets forth the location, type of ownership, and approximate size of our material facilities as of December 31, 2012.

Location	Type of Ownership	Approximate Size of Space
		(Square meters)
Beijing, PRC	Leased	6,366
Beijing, PRC	Owned	748
Kunshan, PRC	Leased	3,256
Xiamen, PRC	Owned	1,631
Dalian, PRC	Leased	3,366
Taipei, Taiwan	Leased	1,082
Nanjing, PRC	Leased	436
Taichung, Taiwan	Leased	260
Shanghai, PRC	Leased	1,684
Zhuhai, PRC	Leased	265
Jiaxing, PRC	Leased	257
Shenzhen, PRC	Leased	876
Kaohsiung, Taiwan	Leased	97
Hongkong, PRC	Leased	44
Tokyo, Japan	Leased	29
Chengdu, PRC	Leased	228
Changchun, PRC	Leased	85
Qingdao, PRC	Leased	230
Wuxi, PRC	Leased	1,386
Xian, PRC	Leased	130
Total space		22,455

ITEM 4A.                                       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                                                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations are based upon and should be read in conjunction with our consolidated financial statements and the related notes included in this annual report.  This discussion contains forward-looking statements that involve risks, uncertainties and assumptions.  We caution you that our business and financial performance are subject to substantial risks and uncertainties.  Our actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including those set forth in “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report.

A.                                    OPERATING RESULTS

Our operations are primarily based in China, where we derive a substantial portion of our revenues. In 2010, 2011 and 2012, our net revenues totaled US$192.9 million, US$227.1 million and US$254.1 million, respectively.  In 2010, our net income attributable to Camelot Information Systems Inc. totaled US$18.6 million. Our net loss attributable to Camelot Information Systems Inc. totaled US$40.8 million and US$40.5 million, respectively, in 2011 and 2012.

Our total assets as of December 31, 2012 were US$288.9  million of which cash and cash equivalent amounted to US$93.9 million and term deposits amounted to US$0.3 million.  Our total liabilities as of December 31, 2012 were US$85.7 million accounting for 29.6% of total liabilities and shareholders’ equity. As of December 31, 2012, our retained losses accumulated to US$31.2 million.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following

•                                          Productivity and utilization.  The changes in productivity and utilization of our professionals are affected by the number and size of customer engagements, the timing of the commencement, completion and termination of engagements, billing rates of our professionals, and our ability to transition our professionals efficiently from completed engagements to new engagements. A key indicator we use to assess the productivity and utilization of our professionals is net revenues per employee, which is calculated based on the simple average number of employees at the beginning and end of each period, totaled approximately US$58,600 and US$53,800 and US$47,000, for 2010, 2011 and 2012, respectively.  The productivity and utilization of our professionals will continue to affect our net revenues, gross profit and net income in the future.

•                                          Customer diversity.  In recent years, as we have expanded significantly in the financial industry IT services business, we have diversified our customer base. While we are seeking out new customers in both of our service lines, we intend to continue to enhance our strategic relationships and address the needs of our existing customers. The gain or loss of significant customers, or any significant change in the business volume from a particular customer will affect our operating performance. In particular, we have maintained a strong relationship with IBM for the past 15 years. IBM has been our largest customer in 2010, 2011 and 2012, accounting for 33.7%, 34.1% and 31.5% of our net revenues, respectively.  As part of our cooperation with IBM, we have entered into a number of initiatives, including the joint development of a service delivery center in March 2008, focused on enterprise application software and services. Our net revenues derived from this delivery center totaled US$36.5 million in 2010, US$47.4 million in 2011 and US$48.6 million in 2012 or 18.9%, 20.9% and 19.1% of our total net revenues in each of the respective periods. As this delivery center becomes more successful, we expect IBM to continue to be our largest customer and the net revenues contribution from IBM may increase even with our effort to continue to diversify our customer base.

•                                          Acquisitions.  As part of our growth strategy, we make, and plan to continue to make, strategic acquisitions from time to time to complement our existing business. We identify potential acquisition targets based on a variety of factors, such as the target’s profitability, growth potential, customer base, business and portfolio mix, domain expertise, shared management vision, and our ability to integrate the target’s business with our existing business. In recent years, our acquisitions (including those of VLife, Yinfeng, Harmonation, Agree, Tansun and Dimension) have been primarily in the financial industry IT services area, which we believe will experience significant growth as banks continue to modernize their IT infrastructure. Although these acquisitions have helped us increase our net revenues and expand new markets, they have also contributed to an increase in the absolute amounts of our cost of revenues and operating expenses. In addition, in light of the number of acquisitions we have made in recent years, our acquisition-related intangible amortization expenses have significantly affected our net income. As we continue to pursue acquisition opportunities in the future, our operating results and other aspects of our financial performance will be affected accordingly.

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

•                                          Ability and related costs incurred to attract, retain and motivate qualified employees.  Our ability to attract, train and retain a large and cost-effective pool of qualified professionals, including our ability to leverage and expand our proprietary database of qualified IT professionals, to develop additional joint training programs with universities, and our employees’ job satisfaction, will affect our financial performance. We have incurred significant costs, and plan to incur additional costs in the future, to attract qualified professionals to work for us. Our compensation and benefits expenses for our IT professionals totaled US$39.0 million, US$63.5 million and US$84.5 million for 2010, 2011 and 2012, respectively, which represent 20.2%, 28.0% and 33.3% of our net revenues, respectively. These costs have included share-based compensation expenses of US$136,000, US$1,463,000 and US$278,000 for share options granted to our IT professionals for the years ended December 31, 2010, 2011 and 2012, respectively.

Key Components of Results of Operations

Net Revenues

Our net revenues represent our total revenues less applicable business taxes and related surcharges. Our net revenues in 2010, 2011 and 2012 were US$192.9 million, US$227.1 million and US$254.1 million, respectively. Our business taxes and related surcharges in 2010, 2011 and 2012 were US$6.4 million, US$7.0 million and US$6.4 million, respectively.

Net Revenues by Service Line

We provide our services primarily through two service lines: (i) enterprise application services; and (ii) financial industry IT services. The following table sets forth our net revenues by service line for the years indicated.

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Enterprise application services	126,555	65.6	159,181	70.1	165,122	65.0
Financial industry IT services	66,308	34.4	67,939	29.9	88,941	35.0
Total net revenues	192,863	100.0	227,120	100.0	254,063	100.0

Net Revenues by Pricing Model

The following table sets forth our net revenues by pricing model for the years indicated.

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Time-and-expense contracts	99,071	51.4	121,762	53.6	136,553	53.7
Fixed-price contracts	93,792	48.6	105,358	46.4	117,510	46.3
Total net revenues	192,863	100.0	227,120	100.0	254,063	100.0

Our customer contracts may be categorized by pricing model into time-and-expense contracts and fixed-price contracts. Under time-and-expense contracts, we are compensated for actual time incurred by our IT professionals at negotiated daily billing rates. We are also entitled to charge overtime fees in addition to the daily billing rates under some time-and-expense contracts.  Fixed-price contracts require us to perform services throughout the contractual period, and we are paid in installments upon completion of specified milestones under the contracts.

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

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Single largest	64,987	33.7	77,387	34.1	79,993	31.5
Five largest	92,974	48.2	121,211	53.4	116,144	45.7
Ten largest	115,456	59.9	155,193	68.3	149,340	58.8

Our five largest customers in 2012 were IBM, Lenovo, China Construction Bank, Bank of China and HP, which in the aggregate represent approximately 45.7% of our net revenues.  IBM, with which our business relationship began in 2000, was our largest customer in each of 2010, 2011 and 2012. Our long-standing relationship with IBM has fostered new initiatives between our company and IBM, including the development of a service delivery center focused on enterprise application services.

Net Revenues by Industry

The following table sets forth, for the years indicated, our net revenues by the industry in which our end customers operate.

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Financial services	69,950	36.2	66,350	29.2	76,733	30.2
Resources and energy	41,413	21.5	42,794	18.8	27,924	11.0
Manufacturing and automobile	34,003	17.6	39,213	17.2	42,030	16.5
Technology	20,947	10.8	27,178	12.0	39,235	15.4
Telecommunication, media and education	6,778	3.6	13,563	6.0	13,745	5.4
Construction and steel	7,530	3.9	5,402	2.4	3,798	1.5
Retail, consumer and transportation	5,420	2.8	8,821	3.9	12,525	4.9
Others	6,822	3.6	23,799	10.5	38,073	15.1
Total net revenues	192,863	100.0	227,120	100.0	254,063	100.0

Net Revenues by Customer Location

The following table sets forth our net revenues by the geographical location of our customers for the years indicated. For purpose of this table, we have determined the geographical location of a customer based on the place of incorporation of the contractual counterparty.

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
PRC and Taiwan	175,860	91.1	204,112	89.9	228,623	90.0
Japan	14,663	7.7	21,120	9.3	21,811	8.6
Others	2,340	1.2	1,888	0.8	3,629	1.4
Total net revenues	192,863	100.0	227,120	100.0	254,063	100.0

Cost of Revenues

Our cost of revenues mainly consists of outsourcing costs, compensation and benefit expenses (including share-based compensation expenses) of our IT professionals, travel expenses and material costs. The following table sets forth the components of our cost of revenues for the years indicated.

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(U.S. dollars in thousands, except percentages)
Outsourcing costs	66,906	51.2	79,714	47.6	82,705	43.1
Compensation and benefit expenses	38,908	29.8	63,327	37.8	84,472	44.0
Travel expenses	11,353	8.7	10,945	6.5	11,556	6.0
Material costs	8,860	6.8	6,955	4.2	7,440	3.9
Others	4,835	3.5	6,579	3.9	5,861	3.0
Total cost of revenues	130,862	100.0	167,520	100.0	192,034	100.0

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

Operating Expenses

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation and benefit expenses relating to our business development and marketing personnel, including share-based compensation expenses, travel expenses, selling and marketing-related office expenses and amortization expenses. In 2010, 2011 and 2012, our selling and marketing expenses totaled US$11.1 million, US$20.3 million and US$15.4 million, respectively, representing 5.8%, 8.9% and 6.1%, respectively, of our net revenues in these periods. The increase in the selling and marketing expenses in 2011 was mainly due to the increased share-based compensation charges as a result of the Option Repricing in 2011. We expect our selling and marketing expenses to increase as we expand our business in the future.

Amortization expenses as a component of selling and marketing expenses include amortization of intangible assets of our acquired entities. In 2010, 2011 and 2012, the intangible assets subject to amortization primarily consisted of customer relationships. Our selling and marketing expenses in 2010, 2011 and 2012 included US$4.3 million, US$3.2 million and US$1.6 million, respectively, in amortization expenses related to the intangible assets of our acquired entities.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than IT professionals and our business development team, including share-based compensation expenses, office expenses, depreciation expenses, travel expenses, rental expenses and overhead expenses. General and administrative expenses also include legal and other professional fees and other miscellaneous administrative costs. Depreciation expenses as a component of general and administrative expenses excluded those included in the cost of revenues and selling and marketing expenses. In 2010, 2011 and 2012, our general and administrative expenses totaled US$21.6 million, US$45.0 million and US$41.9 million, respectively, representing 11.2%, 19.8% and 16.5%, respectively, of our net revenues in these periods.

Research and Development Costs

Research and development costs primarily consist of compensation and benefit expenses relating to our research and development professionals. These costs primarily related to the research and development efforts at VLife, Harmonation, Agree, Tansun,Yinfeng and Red River Valley, which we acquired in 2008 and 2009. In 2010, 2011 and 2012, our research and development costs totaled US$2.7 million, US$6.0 million and US$8.0 million, respectively.

Changes in fair value of contingent consideration for business acquisitions

In connection with the acquisitions of Tansun and Dimension, we agreed to pay performance-based cash considerations as followed (1) for Tansun, we agreed to pay performance-based cash considerations up to RMB40 million (approximately US$5.9 million) based on its earnings in 2010 and 2011 and (2) for Dimension, we also agreed to pay additional performance-based cash considerations with benchmark of RMB19.8 million (approximately US$3.2 million) based on its earnings in 2011 and 2012. The contingent consideration was recorded at fair value at the acquisition date and subsequently adjusted on a marked-to-market basis. In 2012, the change in fair value of contingent consideration for acquisitions of Dimension is US$0.2 million.

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

	For the Year Ended December 31,
	2010	2011	2012
	(U.S. dollars in thousands)
Cost of revenues	136	1,463	278
Selling and marketing expenses	354	7,427	2,043
General and administrative expenses	2,434	10,476	2,120
Total share-based compensation expenses	2,924	19,366	4,441

In March 2011, in order to retain key personnel under then-current market conditions, we conducted an Option Repricing to reduce the exercise price of all of our outstanding options granted under our 2006 Equity Incentive Plan. In December 2012, for the same reason, we had another Option Repricing to reduce the exercise price of all the outstanding options we granted during January 1, 2006 and December 31, 2010 under the 2006 Equity Incentive Plan. In 2011 and 2012, respectively, we incurred share-based compensation expenses due to the Option Repricing in the amount of US$14 million and US$1.4 million, respectively. As a result of the Option Repricing in December 2012, the exercise price of all of our relevant outstanding options was reduced to the par value of our ordinary shares, which is equal to US$0 per share.

Government Subsidies

We receive government subsidies from the PRC government if we meet the conditions under certain incentive policies. In 2010, we recognized US$123,000 in government subsidies mainly for the off-shore outsourcing subsidies.  In 2011, we recognized US$255,000 in government subsidies relating to off-shore outsourcing activities. In 2012, we recognized US$742,000 in government subsidies for our off-shore outsourcing and technology innovation activities.

Gain from Extinguishment of Liability

As part of our acquisition of Red River Valley in February 2008, we paid US$4.0 million and agreed to pay an additional US$8.0 million in cash over a period of two years to the then equity holders of Red River Valley in two installments after the acquisition. On July 1, 2008, as a result of re-negotiation between us and these equity holders, the remaining consideration payable of US$8.0 million was waived for a total consideration of US$3.3 million, consisting of (i) US$1.2 million in cash; and (ii) 1,800,000 of our shares with a fair value of US$2.1 million. We recognized a one-time gain of US$3.9 million from extinguishment of liability in 2008, which represents the difference between (i) US$3.3 million in total consideration to be paid as a result of our renegotiation; and (ii) US$7.2 million, which represents our US$8.0 million in liability owed prior to the date of the revised agreement (i.e. July 1, 2008), discounted to the present value on the date of such extinguishment.

Taxation

INCOME TAXES

The current and deferred components of income tax expense (benefit) were as follows:

	Years ended December 31,
	2010	2011	2012
	U.S.dollars in thousands)
Current
PRC	5,224	2,269	3,082
Others	200	—	236
Total current income taxes	5,424	2,269	3,318
Deferred
PRC	(1,276)	(3,031)	(1,279)
Others	(48)	(1,029)	105
Total deferred income taxes	(1,324)	(4,060)	(1,174)
Total income taxes provision (benefit)	4,100	(1,791)	2,144

British Virgin Island

Our listed company and our subsidiaries that are incorporated in the British Virgin Islands, including Triumph and Konwell, are not subject to taxation on their income or capital gains in the British Virgin Islands.  We have certain business activities conducted in the PRC which is only subject to PRC income taxes.

Hong Kong

King’s was established in Hong Kong and is subject to Hong Kong profit tax at 16.5%.

Japan

Entoh was established in Japan and is subject to Japanese income taxes at 37%.

Taiwan

Taiwan Camelot, Hwawei, VLife and Harmonation were subject to Taiwan income taxes at 17%, from 2010 to 2012.

PRC

Our PRC entities are subject to an enterprise income tax rate at 25% tax rate pursuant to the PRC Enterprise Income Tax (EIT), other than the preferential tax treatment enjoyed by certain entities presented below.

Subsidiaries	0%	10%	12.5%	15%	20%	22%	24%

Camelot Beijing	—	—	—	2010 – 2013	—	—	—
Red River Valley	—	—	—	2010 - 2013	—	—	—
Yinfeng	—	—	—	2010 - 2013	—	—	—
Agree Zhuhai	—	—	—	2010 - 2013	—	—	—
Tansun Beijing	—	—	—	2010 - 2014	—	—	—
Faceita	—	—	—	2010 - 2014	—	—	—
Bayshore	—	—	—	2010 - 2014	—	—	—
Dimension	—	—	—	2011 - 2013	—	—	—
Jiaxing Camelot	—	—	2010-2012	—	—	—	—
Shanghai Camelot	—	—	—	—	—	2010	2011
Asialink	—	—	—	—	—	2010	2011
Dalian Yuandong	—	—	2010-2011	—	—	—	—
Agree Shanghai	2010-2011	—	—	—	—	—	—
Huaqiao	2010-2011	—	2012-2014	—	—	—	—
Kunshan	2011-2012	—	2013-2015	—	—	—	—
Beijing Heng En	—	2011	—	—	—	—	—

An enterprise which qualifies as a high and new technology enterprise (“HNTE”) is entitled to a tax rate of 15%. In 2008 Camelot Beijing, Red River Valley, Yinfeng, and Agree Zhuhai obtained the new HNTE status, which was renewed by these companies in 2011. Therefore, they were entitled to the preferential income tax rate of 15% till 2013.  Bayshore, Faceita and Tansun Beijing obtained the HNTE status in 2009, which was renewed by the companies in 2012. Therefore, they were entitled to the preferential income tax rate of 15% till 2014.  Dimension obtained the HNTE status in 2011 and entitled to the preferential income tax rate of 15% till 2013. We believe it is highly likely that its qualifying entities will continue to obtain the renewal in the future.

Jiaxing Camelot qualified as a “manufacturing foreign-invested enterprise” and therefore was entitled to a two-year EIT exemption from the earlier of its first tax-profitable year 2008 and followed by a 50% reduction in tax rate for the succeeding three years.  Accordingly, Jiaxing Camelot was entitled to EIT exemption for 2008 and 2009 and a preferential tax rate of 12.5% from 2010 to 2012.

Shanghai Camelot and Asialink were entitled to preferential tax rates based on their qualifications as “Software Enterprise of Pu Dong District of Shanghai” and subjected to a 24% tax rate in 2011 and Dalian Yuandong was subjected to a 12.5%   and 15% tax rate in 2011 and 2012.

Huaqiao and Agree Shanghai were qualified as “Software Enterprise” in 2010 and were entitled to a two-year EIT exemption for 2010 and 2011, followed by a 50% reduction in tax rate for the succeeding three years. But Agree Shanghai expected that it will not obtain “Software Enterprise” certificate in 2012, therefore it is expected that Agree Shanghai will not entitle to the 50% reduction in rate from 2012.

Kunshan qualified as “Software Enterprise” in 2011 and was entitled to a two-year EIT exemption for 2011 and 2012, followed by a 50% reduction in tax rate for the succeeding three years.

The taxable income of Beijing Heng En is deemed to be 10% of its annual revenues starting from 2011 as approved by the relevant local tax authority.

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

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued Circular No. 71 regarding the pilot collection of VAT in lieu of business tax in transportation and certain areas of modern services industries in 8 provinces and municipalities including Beijing.  Such VAT pilot program was phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, several of our subsidiaries became subject to VAT at the rates of 6% on certain service revenues which were previously subject to business tax.

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

	For the Year Ended December 31,
	2010		2011		2012
	% of Net		% of Net		% of Net
	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(U.S. dollars in thousands, except percentages)
Net revenues	192,863	100.0%	227,120	100.0%	254,063	100.0%
Cost of revenues	(130,862)	(67.9)%	(167,520)	(73.8)%	(192,034)	(75.6)%
Gross profit	62,001	32.1%	59,600	26.2%	62,029	24.4%
Selling and marketing expenses	(11,138)	(5.8)%	(20,263)	(8.9)%	(15,409)	(6.1)%
General and administrative expenses	(21,605)	(11.2)%	(45,065)	(19.8)%	(41,908)	(16.5)%
Research and development costs	(2,741)	(1.4)%	(5,956)	(2.6)%	(8,047)	(3.2)%
Loss on impairment of intangible assets	—	—	(8,552)	(3.8)%	(6,610)	(2.6)%
Loss on impairment of goodwill	—	—	(21,457)	(9.5)%	(29,597)	(11.6)%
Changes in fair value of contingent consideration business	(3,880)	(2.0)%	(1,669)	(0.7)%	(170)	(0.1)%
Total operating expenses	(39,364)	(20.4)%	(102,962)	(45.3)%	(101,741)	(40.0)%
Government subsidies	123	0.1%	255	0.1%	742	0.3%
Income (loss) from operations	22,760	11.8%	(43,107)	(19.0)%	(38,970)	(15.3)%
Interest expense	(475)	(0.2)%	(935)	(0.4)%	(188)	(0.1)%
Interest income	498	0.2%	1,194	0.5%	900	0.4%
Income (loss) before provisions for income taxes	22,783	11.8%	(42,848)	(18.9)%	(38,258)	(15.1)%
Provisions for income taxes	(4,100)	(2.1)%	1,791	0.8%	(2,144)	(0.8)%
Net income (loss)	18,683	9.7%	(41,057)	(18.1)%	(40,402)	(15.9)%
Net (income) loss attributable to non-controlling interest	(86)	0.0%	233	0.1%	(144)	(0.1)%
Net income (loss) attributable to Camelot Information Systems Inc.	18,597	9.7%	(40,824)	(18.0)%	(40,546)	(16.0)%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues

For the year ended December 31, 2012, our net revenues increased by 11.9% to US$254.1 million from US$227.1 million in 2011. The overall growth in our net revenues reflected an increase in revenues from both of our service lines.

Our total net revenues for the year ended December 31, 2012 from our Enterprise application services increased by 3.7% to US$165.1 million from US$159.2 million in 2011, primarily reflecting the slow recovery of the macro-economy in general and the slightly increased growth of this particular service line in recent periods. Our net revenues from IBM increased from US$77.4 million in 2011 to US$80.0 million in 2012, primarily reflecting the continued strengthening of our relationship and the resulting additional business volume from IBM. Our total net revenues for the year ended December 31, 2012 from our Financial industry IT services business increased by 30.9% to US$88.9 million from US$67.9 million in 2011, partially reflecting the recovery of the demands from our customers in the Financial industry IT services business .

Cost of Revenues

For the year ended December 31, 2012, our cost of revenues increased by 14.6% to US$192.0 million from US$167.5 million for the year ended December 31, 2011 due to the continuing expansion of our business. The increase in our cost of revenues primarily reflected increases in the following components:

•                                          an increase in outsourcing costs from US$79.7 million for the year ended December 31, 2011 to US$82.7 million for the year ended December 31, 2012, as we increased the use of independent consultants directly and other subcontracted service providers, whom we directly engaged and paid, to supplement our resources in light of a higher than anticipated recovery in the demand for our services, coupled with our conservative view in the hiring of permanent employees; and

•                                          an increase in compensation and benefit expenses from US$63.3 million for the year ended December 31, 2011 to US$84.5 million for the year ended December 31, 2012, primarily reflecting the increase in our recruitment of IT professionals, especially for our Financial industry IT services business in preparation for the expected increase in the demands of our services.

Gross Profit

For the year ended December 31, 2012, our gross profit increased by 4.0% to US$62.0 million from US$59.6 million in 2011. Our gross margin decreased from 26.2% in 2011 to 24.4% in 2012, primarily due to the expansion of IT professional headcount.

Selling and Marketing Expenses

Our selling and marketing expenses decreased from US$20.3 million in 2011 to US$15.4 million in 2012. The decrease primarily reflect the decrease of our share-based compensation expenses attribute to selling and marketing expenses from US$7.4 million in 2011 to US$2.0 million in 2012. We incurred US$7.4 million share-based compensation expenses attribute to selling and marketing expenses in 2011 as a result of the Option Repricing in September 2011 compared to US$2.0 million share-based compensation expenses attribute to selling and marketing expenses in 2012.

General and Administrative Expenses

General and administrative expenses decreased from US$45.1 million in 2011 to US$41.9 million in 2012, primarily reflecting (i) a decrease in share-based compensation from US$10.5 million in 2011 to US$2.1 million in 2012. We incurred US$10.5 million share-based compensation expenses attribute to general and administrative expenses in 2011 as a result of the Option Repricing in September 2011 compared to US$2.1 million share-based compensation expenses attribute to general and administrative expenses in 2012; (ii) a decrease in professional fee we paid to auditors and legal counsels relating to the improvement in our internal control procedures from 2011; and (iii) a decrease in provision of account receivables.

Research and Development Costs

Our research and development costs increased from US$6.0 million in 2011 to US$8.0 million in 2012. The increased primarily reflected our increased investment in research and development of our financial industry IT services.

Loss on impairment of intangible assets and goodwill

We performed impairment assessments on goodwill and intangible assets as of September 30, 2012. Based on the assessments, impairment loss on intangible assets in the amount of US$6.6 million and impairment loss on goodwill in the amount of US$29.6 million were recorded.

Changes in fair value of contingent consideration for business acquisitions

In 2012, the change of fair value of contingent consideration in connection with the acquisitions of Dimension were US$0.2 million, with a corresponding charge in earnings, primarily reflecting the changes in present value of the contingent considerations. See “Item 5 Operating and Financial Review and Prospects— Operating Expenses — Change in fair value of contingent consideration for acquisitions of Tansun and Dimension.”

Interest Expense

Our interest expense decreased from US$0.9 million in 2011 to US$0.2 million in 2012, primarily reflecting the decreased of bank borrowings for our working capital needs related to our continued growth.

Interest Income

Interest income decreased to US$0.9 million in 2012 from US$1.2 million in 2011, primarily reflecting the decreased of the average balance of our bank deposits.

Income Taxes

Our effective tax rate decreased from 4.2% in 2011 to negative 5.6% in 2012, primarily due to the decrease in the income before tax of our PRC entities entitled to preferential tax rate.

Net Loss

As a result of the foregoing, we incurred net loss of US$40.5 million in 2012 compared to net loss of US$40.8 million in 2011.

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

Selling and Marketing Expenses

Our selling and marketing expenses increased from US$11.1 million in 2010 to US$20.3 million in 2011. The increase primarily reflected the increase in employees’ compensation as well as the share-based compensation due to the increasing expenses derived from our Option Repricing in 2011.

General and Administrative Expenses

General and administrative expenses increased significantly from US$21.6 million in 2010 to US$45.0 million in 2011, primarily reflecting (i) an expansion of our support functions to support our status as a publicly-listed company; (ii) an increase in share-based compensation due to the increasing expenses derived from our Option Repricing in 2011; (iii) an increase in professional fee we paid to auditors and legal counsels relating to the improvement in our internal control procedures; and (iv) an increase in provision of account receivables.

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

Changes in fair value of contingent consideration for business

In 2011, the change of fair value of contingent consideration in connection with acquisitions of Agree, Tansun and Dimension were US$1.7 million, with a corresponding charge in earnings, primarily reflecting the changes in present value of the contingent considerations. See “Item 5 Operating and Financial Review and Prospects— Operating Expenses — Change in fair value of contingent consideration for acquisitions of Agree, Tansun and Dimension.”

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

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 in China were increases of 4.6%, 4.1% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected if China experiences  higher rates of inflation in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation levels in China or otherwise.  Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the income approach. This approach starts with a forecast of all of the expected future net cash flows associated with a particular intangible asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach or other methods include the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Goodwill is tested for impairment at least on December 31 of each year and between annual tests in certain circumstances, and written down when impaired (see Note 8 “Goodwill” in the Notes to Consolidated Financial Statements). Although we have one reportable operating segment, we have service lines focusing on different industries and different types of IT services under this reportable operating segment. Each service line qualifies to be a reporting unit for goodwill impairment analysis. For the years of 2011 and 2012, we had two reporting units: enterprise application services and financial industry IT services.

During 2011, our stock price declined substantially, which combined with loss of key personnel such as our previous chief executive officer of Agree and key members of his team led us to conclude that a triggering event for review of potential goodwill impairment had occurred as of September 30, 2011.  Accordingly we performed an interim goodwill impairment evaluation with the assistance of a third-party valuation firm. The performance of this test is a two-step process.

Step 1 of the goodwill impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We determined the fair value of our reporting units for the Step 1 test using the income approach valuation methodologies. The income approach utilizes the discounted cash flow model to provide an estimation of fair value based on the cash flows that a business expects to generate. These cash flows are based on forecasts developed internally by management which are then discounted at an after tax rate of return required by equity and debt market participants of a business enterprise. This rate of return or cost of capital is weighted based on the capitalization of comparable companies.

The valuation analysis requires significant judgments and estimates to be made by management in particular related to the forecast. The assumed growth rates and gross margins as well as period expenses were determined based on internally developed forecasts considering our future plans. The assumptions used were management’s best estimates based on projected results (for example, revenue projections, capital spending trends, and investments in working capital) and market conditions as of the date of testing.

Management completed and reviewed the results of the Step 1 analysis and concluded that a Step 2 analysis was required for both the Financial industry IT services and Enterprise application services reporting units. Our analysis indicated that goodwill in the Financial industry IT services reporting unit at that date was impaired and thus we recorded a non-cash goodwill impairment charge of $21.5 million for the third quarter of 2011. We performed our annual goodwill impairment testing as of December 31, 2011 and noted no impairment.

During 2012, we determined the triggering event continues to exist and therefore performed interim goodwill impairment testing under U.S. GAAP. Specifically, during the third quarter of 2012, the following are noted:

(1)   We continued to experience further declines in our stock price.

(2)   Two of our significant competitors announced to merge which would result in greater competition of the IT services industry and accordingly could significantly impact our ability to maintain and attract significant customers.  As a result, we lowered our expectation of forecasted results by lowering the revenue growth rate and expected gross margin.

(3)   We encountered difficulties in integrating diverse corporate cultures from certain  acquired entities which resulted in our consideration to increase performance based incentives and the potential loss for key management, employees, and associated clients of those entities. As a result, we lowered our expectation of forecasted results contributed by the acquired entities.

This interim goodwill impairment testing utilized the same valuation techniques used in our impairment testing during 2011. During the interim goodwill impairment testing as of September 30, 2012, the management completed and reviewed the results of the Step 1 analysis and concluded that a Step 2 analysis was required for both the Financial industry IT services and Enterprise application services reporting units. Our analysis indicated that goodwill had been fully impaired for both reporting units.  Accordingly, we recorded an goodwill impairment loss of $7.6 million and $22.0 million for the Financial industry IT services and Enterprise application services reporting units, respectively.

When applying the income approach for the reporting unit, we incorporated the use of projected financial information and a discount rate developed using market participant based assumptions. The cash flow projections were based on five-year financial forecasts developed by management that included revenue projections with compound annual growth rate of 11% and 14% for Enterprise application services and Financial industry IT services, respectively, for the impairment testing as of September 30, 2011 and 6% and 12% for Enterprise application services and Financial industry IT services, respectively, for the impairment testing as of September 30, 2012, capital spending trends, and investments in working capital to support anticipated revenue growth. With the consideration of the risk and nature of the reporting unit’s cash flows and the rates of return market participants would require to invest their capital in the reporting unit, the discount rate selected was 20% and 21% and terminal value growth rate was 3% and 3% for Enterprise application services and Financial industry IT services, respectively, for the impairment testing as of September 30, 2011, and 20% and 22% and terminal value growth rate was 3% and 3% for Enterprise application services and Financial industry IT services, respectively, for the impairment testing as of September 30, 2012.

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

In connection with our goodwill impairment analysis as discussed above, we reviewed our intangible assets for impairment with the assistance of a third party valuation firm. As a result of the impairment analysis, trade names were impairment by US$8.6 million and US$6.6 million as of September 30, 2011and September 30, 2012, respectively. The fair values of intangible assets are determined using various valuation methods including relief from royalty method and excess earning method. The key assumptions used in valuations include the projected revenue attributable to the intangible assets and discount rates.

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

Uncertainties exist with respect to the application of the New EIT Law and its implementation rules to our operations, specifically with respect to our tax residency status. The New EIT Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The New EIT Law’s implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. On April 22, 2009, the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, was issued. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further the Administrative Measures of Enterprise Income Tax of Chinese controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, took effect on September 1, 2011, and provides more guidance on the implementation of Circular 82. According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. In addition, Bulletin No. 45 provides clarification in resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain Chinese-sourced income, such as dividends, interest and royalties to the Chinese-controlled offshore incorporated enterprise.

Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC are tax residents under the New EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, our results of operations would be materially and adversely affected. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends we may receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operation.

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

The fair value of an option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the following assumptions:

	2010	2011	2012
Weighted average risk-free interest rate	1.49%	1.35%	1.44%
Weighted average expected term (number of years)	1.4	2.2	4.7
Weighted average expected volatility	41.1%	45.5%	47.1%
Weighted average expected dividend yield	—	—	—
Weighted fair value of underlying ordinary shares	2.90	1.01	0.62

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

In determining the fair value of the share options granted prior to the completion of our initial public offering in July 2010, we used the fair value of our ordinary shares as determined through retrospective valuations prepared with the assistance of a third-party appraisal service.  After our initial public offering in July 2010, the fair value of our ordinary shares is determined by reference to the trading prices of our ADSs on the New York Stock Exchange as of the grant date of the share options.

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

We recorded share-based compensation of US$2.9 million, US$19.4 million and US$4.4 million for options granted to employees for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, we had a total of US$1.9 million in unrecognized compensation expense related to unvested share options. The expense is expected to be recognized over 1 year according to the graded vesting schedule.

Allowance for doubtful accounts

We perform ongoing credit evaluations of our customers and establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers.

Recently issued accounting pronouncements adopted

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•      Highest-and-best-use and valuation-premise concepts for nonfinancial assets - the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•      Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•      Premiums or discounts in fair value measure - the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•      Fair value of an instrument classified in a reporting entity’s stockholders’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•      Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs.  Required disclosures include:

•                  For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

•                  The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. We adopted this pronouncement effective January 1, 2012, which did not have a significant effect on our consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. We adopted this guidance effective January 1, 2012 and has presented comprehensive income in a single continuous statement of comprehensive income since that date.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and non-public, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. We adopted this pronouncement effective January 1, 2012, which did not have a significant effect on our consolidated financial statements.

Recently issued accounting standards not yet adopted

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted.  We does not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In February 2013, the FASB has issued an authoritative pronouncement related to Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this Accounting Standards Updates (“ASU”) do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under US GAAP. we do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

The new amendments will require an organization to:

•                  Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period.

•                  Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

B.                                    LIQUIDITY AND CAPITAL RESOURCES

Our operations and our growth have primarily been financed by cash generated from operations, the issuance of our ADSs in our initial public offering in July 2010 and follow-on public offering in December 2010 and, to a lesser extent, bank borrowings. As of December 31, 2012, we had US$93.9 million in cash and cash equivalents and US$0.3 million in term deposits, compared to US$57.1 million in cash and cash equivalents and US$45.3 million in term deposit as of December 31, 2011.

Cash Flows and Working Capital

Our working capital, calculated as the difference between current assets and current liabilities, as of December 31, 2010, 2011 and 2012, was US$187.2 million, US$185.5 million and US$187.7 million, respectively. In the future, we may also finance our working capital from further issuances of equity or debt securities as well as bank borrowings. The ability of our operating subsidiaries to pay dividends and other distributions to our holding company is subject to the laws and regulations of the jurisdictions where our subsidiaries are incorporated.

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

The following table sets forth a summary of our cash flows as of the dates and for the periods indicated.

	For the Year Ended December 31,
	2010	2011	2012
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities	9,895	(4,801)	5,658
Net cash provided by (used in) investing activities	(13,747)	(54,297)	43,077
Net cash provided by (used in) financing activities	108,754	(25,166)	(12,885)
Effect of exchange rate changes	1,634	1,036	898
Net increase (decrease) in cash and cash equivalents	106,536	(83,228)	36,748
Cash and cash equivalents, beginning of year	33,820	140,356	57,128
Cash and cash equivalents, end of year	140,356	57,128	93,876

Operating Activities

Net cash provided by operating activities in 2012 was US$5.6 million, which was primarily attributable to net loss of US$40.4 million and an increase of account receivables of US$14.8 million, which were partially offset by certain non-cash expenses and changes in certain working capital amounts, mainly including a total impairment loss on goodwill and intangible assets of US$36.2 million, share-based compensation of US$4.4 million, amortization of intangible assets of US$2.8 million, non-cash compensation resulting from sales of non-controlling interest of Dimension of US$3.9 million, deferred revenue of US$7.7 million and accrued expenses and other payables of US$5.1 million.

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

Investing Activities

Net cash provided by investing activities in the year end December 31, 2012 was US$43.1 million, which was primarily attributable to maturity of term deposits net of purchase of term deposits of  US$45.0 million and a US$3.5 million payment for business acquisitions.

Net cash used in investing activities in the year end December 31, 2011 was US$54.3 million, which was primarily attributable to a US$44.8 million payment for purchasing term deposits and a US$11.4 million payment for business acquisitions.

Net cash used in investing activities in the year ended December 31, 2010 was US$13.7 million, which was primarily attributable to a US$9.8 million payment for our acquisition of Tansun and the purchase of property and equipment in connection with our headquarters.

Financing Activities

Net cash used in financing activities in the year ended December 31, 2012 was US$12.9 million, which was primarily attributable to the repayment of borrowings of US$11.0 million and payment for the deferred consideration for acquisitions of US$5.1 million, which were partially offset by proceeds from borrowings of US$3.2 million.

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

Accounts Receivable

As of December 31, 2010, 2011 and 2012, our total billed and unbilled accounts receivable amounted to  US$105.7 million, US$135.0 million and US$150.5 million, respectively, net of allowance for doubtful accounts.

Our accounts receivable balances were significantly affected by the relatively high concentration of our customer base. In 2010, 2011 and 2012, our ten largest customers accounted for 59.5%, 54.2% and 57.6%, respectively, of our net revenues. Our customer base primarily consists of leading international IT service providers, such as IBM, as well as large enterprise customers such as Lenovo, China Construction Bank, Bank of China and HP. The timing of invoicing and collection on our accounts receivable is affected by the budget cycles of our large enterprise customers in China. Nevertheless, we have well-established relationships with many of these blue-chip companies, and our historical write-off experienced with these customers has been insignificant.

Our billed receivables represent the amount billed based on agreed-upon contract milestones or payment terms that remain uncollected, and correspond to the period between billing and collection. As of December 31, 2010, 2011 and 2012, our billed receivables totaled US$43.1 million, US$47.8 million and US$45.3 million, respectively.

The following table sets forth the aging schedule of our billed receivables as of the dates indicated.

	As of December 31,
	2010		2011		2012
Aging Period	Billed	% of Total	Billed	% of Total	Billed	% of Total
	(U.S. dollars in thousands, except percentages)
<60 days	36,591	85.0	36,382	76.1	37,203	82.2
61-90 days	607	1.4	7,851	16.4	3,461	7.6
91-180 days	2,987	6.9	1,813	3.8	1,758	3.9
181-360 days	1,314	3.0	1,788	3.7	2,792	6.2
> 360 days	1,573	3.7	—	—	65	0.1
Total	43,072	100.0	47,834	100.0	45,279	100.0

Our unbilled receivables represent the excess of recognized revenues over billings, and correspond to the period between revenue recognition and invoicing. Such period generally arises from, with respect to our time-and-expense contracts, the time during which we reconcile accounts with our customers, and with respect to our fixed-price contracts, the period between revenue recognition and the time when our payment milestones are reached. The period of completing the account reconciliation process at many of our largest customers, including IBM, may require a significantly longer period than some of our other customers. Historically, we have not experienced disagreements with our customers over material amounts of unbilled receivables as a result of our account reconciliation process. With respect to our fixed-price contracts, the period between revenue recognition and the time when our payment milestones are reached may vary significantly based on the number of progress payments and the amount of each payment. As of December 31, 2010, 2011 and 2012, our unbilled receivables totaled US$62.6 million, US$87.2 million and US105.2 million, respectively.

Capital Expenditure

Our capital expenditures in 2010, 2011 and 2012 were US$1,439,000, US$756,000 and US$702,000, respectively. Our capital expenditures related primarily to purchase of computers and office equipment in connection with our headquarters, improvement of leased premises and purchase of intangible assets such as software. We expect our capital expenditures to increase in the future as we expand our business to implement our growth strategy. We estimate that our capital expenditures will be approximately US$0.7 million in 2013, primarily used to purchase computer equipment and to remodel our headquarters.

C.                                    RESEARCH AND DEVELOPMENT

Research and Development

Research and development costs primarily consist of compensation expenses relating to our research and development professionals. We incurred research and development expenses of US$2.7 million, US$6.0 million and US$8.0 million in 2010, 2011 and 2012, respectively.

D.                                    TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2012 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.                                     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment by period
As of December 31, 2012	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(U.S. dollars in thousands)
Operating lease agreements	8,305	1,813	2,272	1,826	2,394
Bank borrowing
Principal	1,485	1,077	241	100	67
Interest	100	46	35	16	3
Deferred cash consideration for business acquisition	2,992	2,992	—	—	—
Total contractual obligations	12,882	5,928	2,548	1,942	2,464

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

Name	Age	Position
Yiming Ma	53	Chairman and Chief Executive Officer
Heidi Chou	49	Director and General Manager
Yuhui Wang	47	Director
Bo Chen	55	Director and Vice Chairman
Jian Wang	36	Independent Director
Shang-Wen Hsiao	51	Independent Director
Joanna Wang	45	Independent Director
David Dahu Wang	64	Independent Director
Franklin King	66	Interim Chief Financial Officer

Yiming Ma has been our chairman of the board of directors and the chief executive officer since the founding of our company. Mr. Ma is a co-founder of our company. From 1986 to 1994, Mr. Ma was at IBM in the United States as a software designer, where he developed software solutions to IBM’s customers. Mr. Ma has over 20 years of experience in the software and IT services industry. Mr. Ma received his M.S. degrees in mathematics and computer science from the University of California, Santa Barbara, and a bachelor’s degree from East China Normal University. Mr. Ma is the husband of Ms. Chou.

Heidi Chou has been our director since the founding of our company and serves as our co-president since June 2012. She has previously served as our president from November 2010 until December 12, 2011 and our general manager from December 2011 to June 2012. Ms. Chou is a co-founder of our company. From 1984 to 1991, she served in a variety of roles at IBM in the United States, including holding management positions in sales, marketing, project management and product development. Ms. Chou received an MBA from Stanford University and her bachelor’s degree in computer science and mathematics from the University of California. Ms. Chou is the wife of Mr. Ma.

Yuhui Wang has served as our director since July 2012. He is also the chief executive officer of Camelot Financial Information Technology Service Co., Ltd. Before joining us, Mr. Wang founded and served as the chairman of Beijing Agree Technology & Development Co. Mr. Wang graduated from Beijing Union University with a bachelor’s degree in electric engineering.

Bo Chen served as our independent director since May 2012. In March 2013, he was appointed as our executive Director and vice-chairman of the board. Mr. Chen is a seasoned professional with over a decade of experience in the IT service and consulting industry. He most recently served as corporate vice president, chairman of the China Country Board and president of Greater China at Capgemini. Prior to that, he served in senior positions at several global IT service providers and consulting firms, including a stint as executive vice president of the technology solution group of China/Hong Kong region at Hewlett-Packard, and as global senior vice president and president of Greater China at BearingPoint. Mr. Chen is also an executive strategy advisor to the Shanghai municipal government and a member of the performance evaluation and compensation design committee of Shanghai’s State-owned Asset Supervision and Administration Commission (SASAC). Mr. Chen received his bachelor’s degree in Insurance from Liaoning University.

Jian Wang has served as our independent director and audit committee member since October 2011. He is also the chairman of our compensation committee. Mr. Wang is currently a partner of Beijing Sino Pro. Law Firm and has substantial experience in corporate restructuring, tax and accounting regulations, investments, international trade and corporate taxation. Mr. Wang received his master’s and bachelor’s degrees from China University of Political Science and Law. He was also a visiting scholar at Xavier University (USA).

Shang-Wen Hsiao has been our independent director, the member of our compensation committee and the chairman of our audit committee since 2008. Mr. Hsiao is currently the president and chief financial officer of 21Vianet Group Inc., one of the largest carrier-neutral Internet data center services providers in China listed in the Nasdaq Stock Market. Prior to that, Mr. Hsiao also served as the chief financial officer of Greatdreams (China), Inc. From July 2007 to June 2008, Mr. Hsiao served as the chief financial officer of Memsic Inc. Mr. Hsiao also served as the chief executive officer and chief financial officer of Centuryfone Networking and Communication Co. from September 2003 to May 2007. From July 2000 to September 2003, Mr. Hsiao served as the chief financial officer in YesKey Group. From January 1994 to July 2000, Mr. Hsiao was a senior manager of business, tax and legal advisory for Arthur Andersen LLP in Philadelphia and Shanghai. Mr. Hsiao currently also serves as director for Better Education Group and Centuryfone Networking and Communication Co. Mr. Hsiao has also served as a director for Cybermart, Inc. Mr. Hsiao received his J.D. degree from Rutgers School of Law in New Jersey in 1994 and a B.A. in finance and accounting from Temple University in 1989. Mr. Hsiao has been a certified public accountant since 1989 and was admitted to the Pennsylvania Bar in 1994.

Joanna Wang was appointed as our independent director in March 2012. She is also a member of our audit committee. Ms. Wang is currently working as a consultant to Fortune Resources International, Inc., a metal recycling solution provider. Prior to that, Ms. Wang served as Senior Vice President and the head of Beijing office of private equity investment firm Oaktree Capital from August 2007 to May 2010. From August 2006 to July2007, Ms. Wang was a director at Credit Suisse, a leading investment banking firm. Ms. Wang received a master’s degree in Business Administration from the Harvard Business School in 1997 and a Bachelor’s degree in Business Administration in 1991.

David Dahu Wang served as our independent director since March 2012 and was also a member of our compensation committee. Before joining us, he served as a director of human resources and corporate counsel at LVMH China, a world leader in luxury products from 1998 to 2008. Prior to that, Mr. Wang worked as human resource director in several well-known international companies, including Kodak and Philips. Mr. Wang received his bachelor’s degree in mathematics from East China Normal University.

Franklin King joined us in January 2008 as the chief financial officer and served as our chief strategy officer in November 2009. Mr. King has been our interim chief financial officer since November 8, 2011. Before joining us, Mr. King worked for IBM for 34 years and served in various technical and management positions, including the general manager for various local IBM subsidiaries in China, Taiwan, Hong Kong, U.S. and Japan from 1995 to 2007. During his time as a general manager for IBM, Mr. Franklin King helped to establish the IBM Software Services Company, set up service outlets in China, and developed as well as set up off-shore outsourcing services in cities in China. Mr. Franklin King received his bachelor’s degree from the Chong Yuan University in Taiwan and completed Executive Business Courses at Harvard University and Wharton School of the University of Pennsylvania.

B.                                    COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

In 2012, other than reimbursement of expenses incurred for attending board meetings, we paid US$3.4 million cash compensation to our executive officers and an aggregate US$0.2 million in compensation to our non-executive directors.

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

As of March 31, 2013, options to purchase a total of 21,287,820 ordinary shares were outstanding and options to purchase a total of 2,210,192 shares are reserved for future grants.  The number of shares reserved under the Amended and Restated 2006 Plan is also subject to adjustment in the event of a stock split, special dividend or other change in our capitalization. Any shares subject to an award granted under the Amended and Restated 2006 Plan that are forfeited, canceled or otherwise terminated will be added back to the shares available for issuance under the Amended and Restated 2006 Plan. Subject to listing requirements and applicable law, shares tendered or held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding may again be made available for issuance as awards under the Amended and Restated 2006 Plan, unless otherwise determined by the administrator.

Our board of directors acts as the administrator of the Amended and Restated 2006 Plan but may appoint a committee or an executive officer to administer the plan. Yiming Ma, the chief executive officer of our company, was authorized by the board to be the administrator of the Amended and Restated 2006 Plan. Unless otherwise determined by the administrator, vesting of options granted under the Amended and Restated 2006 Plan will not accelerate upon a change in control (as defined in The Amended and Restated 2006 Plan), but vesting of restricted stock or restricted stock units shall accelerate and restrictions with respect to any shares subject to such awards shall lapse.

The Amended and Restated 2006 Plan has a term of ten years.

If a grantee’s service with our company terminates, any unvested option will expire on the date of the grantee’s termination of service and will be forfeited for no consideration, and any vested options may be exercised at the price of our shares on date of the grantee’s termination of service, subject to our right of first refusal.

The following table summarizes, as of March 31, 2013, the outstanding options granted under the Amended and Restated 2006 Plan to our directors and executive officers and to other individuals as a group.

Name	Number of Shares	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Yiming Ma(1)	—	—	—	—
Heidi Chou(2)	—	—	—	—
Jian Wang	—	—	—	—
Shang-Wen Hsiao	*	—	June 30, 2007	June 30, 2015
Joanna Wang	—	—	—	—
David Wang	—	—	—	—
Bo Chen	—	—	—	—
Yuhui Wang	—	—	—	—
Franklin King	—	—	—	—
Other individuals as a group	7,073,328	nil-0.7500	June 30, 2006 to January 31, 2012	June 30, 2014 to January 31, 2020
Total	7,155,328

(1)                                 As of March 31, 2013, all of the options granted to Yiming Ma under the Amended and Restated 2006 Plan have been exercised.

(2)                                 As of March 31, 2013, all of the options granted to Heidi Chou under the Amended and Restated 2006 Plan have been exercised.

*                                         The options and shares in aggregate held by each of these directors and officers represented less than 1% of our total outstanding shares.

In March 2011, in order to retain key personnel under then-current market conditions, we conducted an Option Repricing to reduce the exercise price of all of our outstanding options granted under our 2006 Equity Incentive Plan. In December 2012, for the same  reason, we had another Option Repricing to reduce the exercise price of all the outstanding options we granted during January 1, 2006 and December 31, 2010 under the 2006 Equity Incentive Plan. In 2011 and 2012, respectively, we incurred share-based compensation expenses due to the Option Repricing in the amount of US$14 million and US$1.5 million, respectively. As a result of the Option Repricing in December 2012, the exercise price of all of our relevant outstanding options was reduced to the par value of our ordinary shares, which is equal to US$0 per share.

C.                                    BOARD PRACTICES

Board of Directors

Our board of directors currently consists of eight directors, including four independent directors who satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange or NYSE, and meets the independence standards under Rule 10A-3 under the U.S. Securities Exchange Act, as amended, or the Exchange Act.

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

Compensation Committee

Our compensation committee consists of Shang-Wen Hsiao, Jian Wang and David Dahu Wang and its chairman is Jian Wang.  David Dahu Wang, Jian Wang and Shang-Wen Hsiao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Mr. Yiming Ma, our chief executive officer, may not be present at any committee meeting during which his compensation is deliberated.  The compensation committee is responsible for, among other things:

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

We have not entered into any director’s service contract providing for benefits upon termination of employment.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her forthwith after becoming aware of the fact that he or she is interested in a transaction entered into or to be entered into by us.

D.                                    EMPLOYEES

As of December 31, 2010, 2011 and 2012, we had a total of 3,718, 4,718 and 6,085 employees, respectively.  The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2012:

Employees	Number of employees	Percentage of total
IT Professionals
Enterprise application services	2,289	37.6%
Packaged software	648	10.6%
Software development	1,641	27.0%
Financial industry IT services	3,054	50.2%
Subtotal	5,343	87.8%
Other employees	742	12.2%
Administration	239	3.9%
Sales and marketing	207	3.4%
Accounting	91	1.5%
HR	167	2.7%
Senior management	38	0.6%
Total	6,085	100.0%

Our employees are not covered by any collective bargaining agreement.  We believe that we have a good relationship with our employees.

E.                                    SHARE OWNERSHIP

The following table shows the beneficial ownership of our ordinary shares as of March 31, 2013 by:

•                                          each of our directors and executive officers; and

•                                          each person known to us to own beneficially more than 5% of our ordinary shares.

The calculation on the table below are based on 185,269,020 ordinary shares issued and outstanding as of March 31, 2013. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2013, including shares through the exercise of any option, warrant or other right or any other security.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Yiming Ma(1)	15,537,232	8.4%
Heidi Chou(2)	14,898,176	8.0%
Jian Wang	—	—
Shang-Wen Hsiao	*	*
Joanna Wang	—	—
Yuhui Wang	6,000,000	3.2%
Bo Chen	—	—
David Dahu Wang	—	—
Franklin King	—	—
Principal Shareholders:
FMR LLC and Affiliates(3)	21,253,240	11.5%
Dreams Power Ltd.(4)	14,088,176	7.6%
Benefit Overseas Limited(5)	14,087,212	7.6%
Morgan Stanley & Co. LLC(6)	12,035,280	6.5%
Credit Suisse AG(7)	11,690,996	6.3%
DNB Asset Management AS (8)	10,823,940	5.8%

*                                         Less than 1% of our total outstanding shares.

(1)                                 Consists of (i) 14,087,212 ordinary shares held by Benefit Overseas Limited, a British Virgin Islands investment holding company wholly owned and controlled by Mr. Ma (including 2,050,000 ordinary shares held by Mr. Ma as settlor and initial trustee in the Yiming Ma 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) 1,450,020 ordinary shares held by Joint Link Technology Limited on behalf of Mr. Ma. The business address of these entities is Morgan & Morgan Building, P.O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands.

(2)                                 Consists of (i) 14,088,176 ordinary shares held by Dreams Power Ltd., a British Virgin Islands investment holding company wholly-owned and controlled by Ms. Chou (including 2,050,000 ordinary shares held by Ms. Chou as settlor and initial trustee in the Heidi Chou 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) 810,000 ordinary shares held by Joint Link Technology Limited on behalf of Ms. Chou. The business address of these entities is Morgan & Morgan Building, P.O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands.

(3)                                 Includes 21,253,240 ordinary shares beneficially held by FMR LLC, an affiliate of Fidelity Management & Research Company, and its other affiliates. Information regarding beneficial ownership is reported as of December 31, 2012, based on the information contained in the Schedule 13G/A filed by FMR LLC on February 14, 2013. The address for FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

(4)                                 Consists of 14,088,176 ordinary shares held by Dreams Power Ltd., a British Virgin Islands investment holding company wholly-owned and controlled by Ms. Chou (including 2,050,000 ordinary shares held by Ms. Chou as settlor and initial trustee in the Heidi Chou 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California) as of March 31, 2013.

(5)                                 Consists of 14,087,212 ordinary shares held by Benefit Overseas Limited, a British Virgin Islands investment holding company wholly owned and controlled by Mr. Ma (including 2,050,000 ordinary shares held by Mr. Ma as settlor and initial trustee in the Yiming Ma 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California) as of March 31, 2013.

(6)                                 Includes 12,035,280 ordinary shares beneficially held by Morgan Stanley and Morgan Stanley Capital Services LLC. Information regarding beneficial ownership is reported as of December 31, 2012, based on the information contained in the Schedule 13G/A filed by Morgan Stanley on February 14, 2013. The address of principal business office of Morgan Stanley is 1585 Broadway, New York, NY 10036-8200, United States.

(7)                                 Include 11,690,996 ordinary shares beneficially held by Credit Suisse AG. Information regarding beneficial ownership is reported as of December 31, 2012, based on the information contained in the Schedule 13G/A filed by Credit Suisse AG on February 14, 2013. The address of principal business office of Uetlibergstrasse 231, P.O. Box 900, CH 8070, Zurich, Switzerland.

(8)                                 Includes 10,823,940 ordinary shares beneficially held by DNB Asset Management AS.  Information regarding beneficial ownership is reported as of December 31, 2012, based on the information contained in the Schedule 13G/A filed by DNB Asset Management AS on February 5, 2013. The address of principal business office of DNB Asset Management AS is Ovre Slottsgate 3, Oslo, Norway N-0021.

As of March 31, 2013, 185,269,020 of our ordinary shares were issued and outstanding. To our knowledge, 81,060,764 ordinary shares, representing approximately 43.8% of our total outstanding shares, were held by holders in the in the United States, which includes 54,960,764 ordinary shares held of record by Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders have different voting rights from other shareholders. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    MAJOR SHAREHOLDERS

Please refer to “Item 6.  Directors, Senior Management and Employees — E. Share Ownership.”

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

ITEM 8.                                                FINANCIAL INFORMATION

A.                                    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements.”

Legal Proceedings

We were named as a defendant in a putative securities class action filed in the United States District Court for the Southern District of New York: Michael Fox v. Camelot Information Systems Inc., et al., Civil Action No. 12 CIV 0086 (filed on January 5, 2012). The complaint in this action also named as defendants our current and former directors and officers, including Yiming Ma, Heidi Chou, Gordon Lau, Ching-Hua Ho,  Ajit Bhushan, Shang-Wen Hsiao and Claude Leglise. The complaint also named as defendants Goldman, Sachs (Asia) L.L.C., Goldman, Sachs & Co., Barclays Capital Inc., William Blair & Company, L.L.C, Cowen and Company, LLC and Oppenheimer & Co., Inc.,  underwriters for our initial public offering in July 2010 and our follow-on offering in December 2010.

Plaintiffs allege that defendants made various misstatements and omissions regarding our business practices and financial results in violation of the federal securities laws. Specifically, plaintiffs allege that defendants failed to disclose negative trends in the our business, including those with respect to the our employees and most important customers. Plaintiffs seek to represent a class of all persons who purchased or otherwise acquired the our ADSs between July 21, 2010 and September 28, 2011, and/or who acquired shares of our ADSs pursuant to or traceable to our allegedly false and misleading registration statements and prospectuses issued in connection with our initial public offering and follow-on offering.  By order dated June 6, 2012, and pursuant to the Private Securities Litigation Reform Act, Judge Gardephe appointed lead plaintiffs and lead counsel in the case. Pursuant to a stipulation executed by the parties to the action, lead plaintiffs filed their consolidated amended complaint on September 6, 2012, and subsequently filed a corrected amended class action complaint on September 28, 2012.  Defendants have filed a motion to dismiss the corrected amended class action complaint, which has been briefed by the parties and is currently pending before the court.

In January 2013,  Tianyi Financial Technology Service (Wuhan) Co., Ltd (“Tianyi”),  filed a complaint against Beijing Tansun Software Technology Co., Ltd. (“Tansun”), one of our wholly owned PRC subsidiaries, before the Haidian District People’s Court in Beijing, alleging that Tansun breached the strategic cooperation agreement with Tianyi and seeking compensation in an aggregate amount of RMB6 million (US$0.97 million). Tansun filed a motion to quash service of summon on the ground of lack of jurisdiction of the court. By order dated February 18, 2013, Haidian District People’s Court in Beijing transferred this case to Chaoyang District People’s Court in Beijing. Tansun then appealed to The First Intermediate People’s Court in Beijing.  This case is currently pending. We are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceeding is in a very preliminary stage. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceeding, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made. However, we believe that such proceeding, when finally resolved, is not reasonably likely to have a significant and adverse effect on our results of operations, financial position and cash flows.

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

ITEM 9.                                                THE OFFER AND LISTING

A.                                    OFFER AND LISTING DETAILS

See “Item 9. The Offer and Listing — C. Markets”

B.                                    PLAN OF DISTRIBUTION

Not applicable.

C.                                    MARKETS

Our ADSs, each representing four ordinary shares, has been listed on the NYSE since July 20, 2010 and trade under the symbol “CIS.” The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
2010	24.90	10.55
2011	28.18	1.75
2012	4.07	0.93
Quarterly Highs and Lows
First Fiscal Quarter of 2011	28.18	14.14
Second Fiscal Quarter of 2011	21.10	12.75
Third Fiscal Quarter of 2011	15.33	2.68
Fourth Fiscal Quarter of 2011	3.84	1.75
First Fiscal Quarter of 2012	4.07	2.03
Second Fiscal Quarter of 2012	3.94	1.95
Third Fiscal Quarter of 2012	2.52	1.44
Fourth Fiscal Quarter of 2012	1.85	0.93
First Fiscal Quarter of 2013	1.76	0.95
Monthly Highs and Lows
October 2012	1.85	1.21
November 2012	1.49	1.11
December 2012	1.45	0.93
January 2013	1.37	0.95
February 2013	1.68	1.22
March 2013	1.76	1.40
April 2013 (through April 26)	1.76	1.65

D.                                    SELLING SHAREHOLDERS

Not applicable.

E.                                    DILUTION

Not applicable.

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

Protection of Minority Shareholders

The BVI Act has introduced a series of remedies available to members. Where a company registered under the BVI  Act conducts some activity which breaches the BVI Act or the Company’s memorandum and articles of association, the court can issue a restraining or compliance order. Members can now also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act - where a member of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may now apply to the court for an order on such conduct.

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

Board of Directors

We are managed by a board of directors which currently consists of eight directors. Our articles of association provide that the board of directors shall consist of not less than three directors.

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

Unless so fixed by the directors, a meeting of our board of directors will be competent to make lawful and binding decisions if at least a majority of the directors, including the chairman, are present or represented. At any meeting of our directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote.

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

See our Registration Statement on Form F-1 (Registration Number: 333-170825) in connection with our follow-on public offering for a further discussion of differences in British Virgin Islands law as compared with Delaware Corporate Law.

C.                                    MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company” or elsewhere in this annual report on Form 20-F.

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

British Virgin Islands Taxation

Companies incorporated or registered under the BVI Act and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realised with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, the SAT issued a bulletin on August 3, 2011 to provide more guidance on the implementation of the above circular with an effective date to be September 1, 2011. The bulletin made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals or foreigners, like our company,  the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. While we do not believe we should be considered a resident enterprise, if the PRC authorities were to subsequently determine that we should be so treated, we may be subject to EIT rate at 25% on our global income, except that the dividends we received from our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed “dividends among qualified resident enterprises.” If we are considered a resident enterprise, a 25% EIT could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will acquire our ADSs or ordinary shares and will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, the (“Code”) as in effect on the date of this annual report, which is subject to differing interpretations or change, possible with  retroactive effect. This summary is based upon existing United States federal tax law. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or any state, local, or non-United States tax considerations (except to the extent expressely described below). Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding ADSs or ordinary Shares and Partners in such Partnerships are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as a beneficial owner of the underlying shares represented by the ADSs.  Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Threshold PFIC Classification Matters

In light of our significant cash balances and other liquid assets and because the value of our assets for purpose of the “passive foreign investment company” (or “PFIC”) test is generally determined by reference to the market price of our ADSs and ordinary shares, we may have been a PFIC for the taxable year ended December 31, 2012, and may continue to be, or become, a PFIC in future taxable years unless our share value increases and/or we invest a substantial amount of the cash and other passive assets that we hold in assets that produce or are held for the production of non-passive income. A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of its average quarterly assets (as generally determined on the basis of fair market value during such year) produce or are held for the production of passive income (“passive assets”).  For this purpose, cash and other assets readily convertible into cash are generally classified as passive assets and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive assets.  A non-U.S. corporation will be treated as owning a proportionate share of the assets and income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

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

•                                          such amount allocated to each prior taxable year, other than a pre-PFIC year, would be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•                                          an interest charge generally applicable to underpayments of tax would be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United states subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions.  U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock.  Marketable stock is stock that is traded in other than de minimus quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the NYSE) or other market as defined in applicable United States Treasury Regulations.  No assurances may be given as to whether our ADSs will qualify as being regularly traded on an established securities market in the United States for any taxable year.  If a U.S. Holder makes a valid mark-to-market election, such holder will generally (i) include in gross income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election.  If a U.S. Holder makes a mark-to-market election, any gain recognized upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election.  In addition, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions, except that the reduced tax rate applicable to dividend income (as discussed below in “—Dividends”) would not apply.  The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.  If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

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

Each U.S. Holder who holds a PFIC is required to file an annual report containing such information as the U.S. Treasury may require.  If a U.S. Holder holds ADSs or ordinary shares in any year in which we are classified as a PFIC, such U.S. Holder may be required to file Internal Revenue Service Form 8621 and such other forms as may be required by the United States Treasury Department.  Each U.S. Holder is advised to consult its tax advisor regarding the application of the PFIC rules if we become classified as a PFIC, including the possibility of making a mark-to-market election.

Dividends

Subject to the PFIC rules discussed above, any cash distributions (including the amount of any taxes withheld) paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by the U.S. Holders, in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes.

A non-corporate recipient will be subject to tax at the lower capital gain  rate generally applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that the Company is deemed to be a PRC resident enterprise under the PRC tax law, the Company is eligible for the benefits of the United States-PRC income tax treaty, (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Although the ADSs are currently tradable on the NYSE, which is an established securities market in the United States, no assurance can be given that the ADSs will continue to be readily tradable on an established securities market in the United States.  Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.  Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.  The rules governing the foreign tax credits are complex.  Accordingly, each U.S. Holder is advised to consult its tax advisor regarding the availability of a foreign tax credit under its particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of a foreign tax credit.

Backup Withholding and Information Reporting

U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares.  Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied).  Each U.S. Holder is advised to consult its tax advisor regarding the application of the United States information reporting and backup withholding rules to its particular circumstances.

Individuals who are U.S. Holders, and who hold “specified foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution”, whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information.  An individual who fails to timely furnish the required information may be subject to a penalty.  Each U.S. Holder who is an individual is advised to consult its tax advisor regarding its reporting obligations under this legislation.

F.                                     DIVIDENDS AND PAYING AGENTS

Not applicable.

G.                                   STATEMENT BY EXPERTS

Not applicable.

H.                                   DOCUMENTS ON DISPLAY

We previously filed with the SEC registration statements on Form F-1, as amended, and prospectuses under the Securities Act with respect to the initial public offering and the follow on offering of our ordinary shares represented by ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

I.                                        SUBSIDIARY INFORMATION

See “Item 4.  Information on the Company — C. Organizational Structure.”

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

A majority of revenues and a significant majority of expenses from our operating subsidiaries are denominated in Renminbi. A significant portion of our revenues are denominated in currencies other than the Renminbi, such as the U.S. dollar, New Taiwan dollar and Japanese Yen. For the year ended December 31, 2012, our net revenues denominated in Renminbi, New Taiwan Dollar, Japanese Yen and other currencies accounted for  86.0%, 4.0%, 8.6% and 1.4% respectively, of our total net revenues. The value of the Renminbi against the U.S. dollar, New Taiwan Dollar, Japanese Yen and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated significantly against the U.S. dollar over the following several years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Since reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies such as Euro, in tandem with the U.S. dollar, and like the U.S. dollar it has depreciated against most other freely traded currencies since March 2009. In June 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility, and since that time, the Renminbi has gradually appreciated against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how this relationship between the Renminbi and the U.S. dollar may change again. There has been an approximately 9.9% depreciation of the Renminbi against the Japanese Yen and an approximately 2.9% appreciation of the Renminbi against the New Taiwan Dollar during 2012.

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

The results of our operations can be adversely affected as Renminbi appreciates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, costs and expenses, payables and other foreign currency assets and liabilities. In addition, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Based on the results of our operations for the year ended December 31, 2012, a 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$0.1 million in net income, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in an estimated decrease of approximately US$0.1 million in net income. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings and interest income generated by excess cash which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2012, we had outstanding short-term bank borrowings of US$1.1 million with interest rates ranging from 1.92% to 7.22% and outstanding long-term bank borrowings of US$0.4 million with interest rates ranging from 7.85% to 9.58%. We are currently not engaged in any interest rate hedging activities.

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    DEBT SECURITIES

Not applicable.

B.                                    WARRANTS AND RIGHTS

Not applicable.

C.                                    OTHER SECURITIES

Not applicable.

D.                                    AMERICAN DEPOSITARY SHARES

Fees and Charges our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service		Fees

•	Issuance of ADSs	Up to U.S.5¢ per ADS issued

•	Cancellation of ADSs	Up to U.S.5¢ per ADS canceled

•	Distribution of cash dividends or other cash distributions	Up to U.S.5¢ per ADS held

•	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S.5¢ per ADS held

•	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S.5¢ per ADS held

•	Depositary services	Up to U.S.5¢ per ADS held on the applicable record date(s) established by the depositary bank

•	Transfer of ADSs	U.S.$1.50 per certificate presented for transfer

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

The following “Use of Proceeds” information related to the registration statement on Form F-1, as amended (file number: 333-167791) for our initial public offering of  9,166,667 ADSs, representing 36,666,668 ordinary shares, which registration statement was declared effective on July 20, 2010 and the registration statement on Form F-1, as amended (file number: 333-170825 ) for our follow-on public offering of 7,160,206 ADSs representing 28,640,824 ordinary shares which were offered by our selling shareholders, which registration statement was declared effective on December 9, 2010. We granted to the underwriters an option to purchase up to an additional 1,074,030 ADSs from us, which was exercised by the underwriters in December 2010.  We received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately US$90.8 million from the offering and sale of 13,333,334 ADSs in July 2010 and received US$19.8 million from the offering and sale 1,074,030 ADSs in December 2010. We did not receive any proceeds from the sale of the ADSs by the selling shareholders.

For the period from the effective date of the Form F-1 to December 31, 2012, we used US$90.2 million proceeds for several acquisitions and general operating activities and as of December 31, 2012, we had approximately US$23.5 million left from the net proceeds we received from our initial public offering and our secondary public offering in 2010.

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Interim Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2012. Disclosure controls and procedures are those controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports it files under the Exchange Act is recorded, processed, summarized and reported within required time periods specified by the rules and forms promulgated by the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or furnish under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As a result of this evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2012, due to the material weakness in lack of policies and procedures relating to (1) untimely update on the Group’s organization chart and related job descriptions, (2) untimely communication of unusual and complex transactions between the operation and finance department, and (3) lack of internal review of certain sales contracts by the legal department as described below in Management’s Report on Internal Control Over Financial Reporting.

Remediation

Changes in our internal controls over financial reporting have resulted in the remediation of our prior year material weaknesses in our control environment which were disclosed in previous filings. This remediation section details the activities which contributed to the remediation. While the changes described within this section have improved the control environment, we have identified a new material weakness in the current year.  The new material weakness is due to a lack of policies and procedures relating to (1) untimely update on the Group’s organization chart and related job descriptions, (2) untimely communication of unusual and complex transactions between the operation and finance department, and (3) lack of internal review of certain sales contracts by the legal department as described in Management’s Report on Internal Control Over Financial Reporting below.

The following are our existing material weaknesses as of December 31, 2011 and the associated remedial actions we have taken to remediate these material weaknesses as of December 31, 2012. We have concluded that the following material weaknesses are remediated as of December 31, 2012.

•              Lack of sufficient skilled resources with U.S. GAAP knowledge for the purposes of financial reporting and lack of continuing professional training on U.S. GAAP and SEC regulations and rules for accounting personnel

Remedial actions: We have recruited additional finance personnel with sufficient experience in public company financial reporting under U.S. GAAP. Our senior accounting and financial personnel have enhanced their professional capabilities by taking training courses, especially online classes, provided by the American Institute of Certified Public Accountants or other institutes specializing in U.S. GAAP and SEC rules and regulations on a regular basis. In addition, certain existing finance team members have sit for the U.S. Certified Public Accountant exams.

Insufficient segregation of duties in relation to the (a) review and calculation of payroll expense and (b) initiation and approval of payments by a subsidiary

Remedial actions: We have implemented a sustainable process for identifying, reporting and resolving segregation of duties conflicts across our key business processes. We have also developed corresponding policies and have trained users across our business processes regarding their responsibilities for segregation of duties. We have also tested the operating effectiveness of segregation of duties in all our key business processes as well as the controls which reside in our Information Technology General Controls.

Lack of policies and procedures on selection of subcontractors, lack of documented approval of cash flows forecast by the board of directors, and insufficient IT security controls in relation to (a) system login, anti-virus scans, and system backup and (b) access, changes and version controls over certain spread sheets used in consolidation process.

Remedial actions: We have enhanced our accounting policies and procedures for various business processes and transactions, including selection of subcontractor approval and documentation of approvals and reviews of cash flow forecasts by the board of directors. We have completed the restructuring of internal controls for both enterprise application services and financial industry IT services service line to add and streamline existing control activities and better define roles and responsibilities.  We also enhanced our policy around spreadsheets to ensure that proper safeguards and controls are established for spreadsheets used in our financial reporting process.  We have provided finance staff training on our spreadsheet policy in key areas across our company and compiled a comprehensive inventory of all our financially significant spreadsheets. We risk-ranked our spreadsheets based on complexity and financial magnitude. Based on the assigned risk rankings, we identified the controls required for each spreadsheet (access, version control, archiving, data integrity and analytics, and back-ups) and tested for operating effectiveness.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive Officer and Interim Chief Financial Officer and affected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Following is our assessment of the material weakness identified in the current year and associated remedial actions.

Lack of policies and procedures relating to (1) untimely update on the Group’s organization chart and related job descriptions, (2) untimely communication of unusual and complex transactions between the operation and finance department, and (3) lack of internal review of certain sales contracts by the legal department.

Remedial actions:  We are still in the process of enhancing and updating our accounting policies and procedures.  As a result, we did not maintain effective a formalized process for documenting, communicating or updating accounting policies and procedures.

As part of our ongoing remediation efforts to address the material weakness, we are in the process of making the following enhancements to our internal controls over financial reporting:

•      Developing policies and requirements for effective and timely (1) update of the Group’s organization chart and related job descriptions and (2) communication of unusual and complex transactions between the operation and finance department,

•      Developing an Operation Center at the corporate level comprised of qualified accounting personnel to provide standardization and centralization of our operations and to better manage and monitor the financial results of our subsidiaries. The Operation Center will leverage, standardized reporting tools, such as a standardized financial statement close process checklist, to promote consistency, accuracy and timeliness in financial reporting, and

•      Plan on recruiting additional in-house legal personnel to assist management in their review of sales contracts.

We are committed to remediating our remaining material weakness and we believe that the measures taken to date, in conjunction with additional actions being developed, will adequately address this material weakness by December 31, 2013.

Based on the material weakness in the area of lack of policies and procedures as described above, we concluded that, as of December 31, 2012, our internal control over financial reporting was not effective based on criteria in Internal Control - Integrated Framework issued by the COSO.

Our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. Their report, which contains an adverse opinion, appears herein.

Changes in Internal Control Over Financial Reporting

Other than the remediation efforts described above, there have been no changes in our internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c)                                  Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP an independent registered public accounting firm, who has audited the financial statements for the year ended December 31, 2012 included in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CAMELOT INFORMATION SYSTEMS INC.

We have audited the internal control over financial reporting of Camelot Information Systems Inc. (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: lack of policies and procedures relating to (1) untimely update on the Group’s organization chart and related job descriptions, (2) untimely communication of unusual and complex transactions between the operation and finance department, and (3) lack of internal review of certain sales contracts by the legal department.

The material weakness was considered in determining the nature, timing, extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Group and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and related financial statement schedule as of and for the year ended December 31, 2012 of the Group and our report dated April 29, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Group’s adoption of the authoritative guidance on the presentation of comprehensive income.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2013

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

ITEM 16B.                                CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, director and president, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at:  http://www.camelotchina.com/en/ir-index.htm.

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the direction of the government of the People’s Republic of China in accordance with the Scheme of the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, Deloitte Touche Tohmatsu CPA Limited, our principal external auditors, has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013. Deloitte Touche Tohmatsu CPA Limited and Deloitte Touche Tohmatsu Certified Public Accountants LLP are hereinafter referred to as “Deloitte”.

Deloitte has acted as the independent public accountants of our company and its subsidiaries for the years ended December 31, 2011 and 2012, respectively. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte for the periods indicated.

	Year Ended December 31,
	2011	2012
	(U.S. dollars in thousands)
Audit Fees (1)	2,350	1,269
Audit-Related Fees(2)	31	—
Total	2,381	1,269

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

None.

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

Not applicable.

PART III

ITEM 17.                                         FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                                         FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.                                         EXHIBITS

1.1

Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 to the annual report on Form 20-F filed on April 26, 2012 (File No. 001-34797))

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

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-167791))

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Scheme Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*                                         Filed with this annual report on Form 20-F.

**                                  Furnished herewith.

***                           To be furnished by an amendment to Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Camelot Information Systems Inc.

	By:	/s/ Yiming Ma
		Name:	Yiming Ma
		Title:	Chairman of the Board of Directors
Chief Executive Officer

Date: April 29, 2013

CAMELOT INFORMATION SYSTEMS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CAMELOT INFORMATION SYSTEMS INC.

We have audited the accompanying consolidated balance sheets of Camelot Information Systems Inc. (the “Company”) and its subsidiaries (collectively the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012, and the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2013 expressed an adverse opinion on the Group’s internal control over financial reporting because of a material weakness.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2013

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Balance Sheets

(in U.S. dollars in thousands, except share data)

	As of December 31,
	2011	2012
Assets
Current assets:
Cash and cash equivalents	57,128	93,876
Restricted cash	4,626	1,137
Short-term investments	—	1,284
Billed accounts receivable, net of allowance for doubtful accounts of US$2,726 and US$3,739 as of December 31, 2011 and 2012, respectively	47,834	45,279
Unbilled accounts receivable, net of allowance for doubtful accounts of US$927 and nil as of December 31, 2011 and 2012, respectively	87,212	105,240
Term deposits	45,318	313
Inventories	576	822
Deferred costs	1,396	2,612
Deferred tax assets-current	1,930	2,266
Prepaid expenses and other current assets	15,757	17,695

Total current assets	261,777	270,524
Property and equipment, net	4,673	4,393
Intangible assets, net	18,250	11,949
Deferred tax assets-noncurrent	1,197	613
Project deposits	74	94
Rental deposits and other noncurrent assets	1,427	1,355
Goodwill	27,998	—

Total assets	315,396	288,928

Liabilities

Current liabilities:
Short term borrowings	8,847	1,077
Accounts payable	20,041	21,347
Deferred revenue	8,391	16,314
Income taxes payable	10,548	12,474
Accrued expenses and other payables	23,272	28,665
Consideration payable in connection with business acquisitions	5,132	2,992

Total current liabilities	76,231	82,869
Borrowings, less current portion	378	408
Deferred tax liabilities-noncurrent	2,871	1,717
Contingent consideration payable-noncurrent	2,822	—
Other noncurrent liabilities	1,006	661

Total liabilities	83,308	85,655

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Balance Sheets - continued

(in U.S. dollars in thousands, except share data)

	As of December 31,
	2011	2012
Commitments and contingencies (Note 20)

Equity:
Camelot Information Systems Inc. shareholders’ equity:
Ordinary shares (no par value; 451,925,654 shares authorized as of December 31, 2011 and 2012; 182,762,475 shares issued and 177,621,367 shares outstanding as of December 31, 2011; 190,926,475 shares issued and 185,069,020 shares outstanding as of December 31, 2012)	—	—
Additional paid-in capital	189,094	194,039
Statutory reserves	10,527	11,592
Retained earnings (accumulated deficit)	10,440	(31,171)
Accumulated other comprehensive income	21,684	23,808

Total Camelot Information Systems Inc. shareholders’ equity	231,745	198,268
Noncontrolling interest	343	5,005

Total equity	232,088	203,273

Total liabilities and equity	315,396	288,928

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Statements of Comprehensive Income

(in U.S. dollars in thousands, except share and per share data)

	For the year ended December 31,
	2010	2011	2012

Net revenues	192,863	227,120	254,063
Cost of revenues (including share-based compensation of US$136, US$1,463 and US$278 for the years ended December 31, 2010, 2011 and 2012, respectively)	(130,862)	(167,520)	(192,034)

Gross profit	62,001	59,600	62,029

Operating expenses:
Selling and marketing expenses (including share-based compensation of US$354, US$7,427and US$2,043 for the years ended December 31, 2010, 2011 and 2012, respectively)	(11,138)	(20,263)	(15,409)
General and administrative expenses (including share-based compensation of US$2,434, US$10,476 and US$2,120 for the years ended December 31, 2010, 2011 and 2012, respectively)	(21,605)	(45,065)	(41,908)
Research and development costs	(2,741)	(5,956)	(8,047)
Loss on impairment of intangible assets	—	(8,552)	(6,610)
Loss on impairment of goodwill	—	(21,457)	(29,597)
Changes in fair value of contingent consideration for business acquisitions	(3,880)	(1,669)	(170)

Total operating expenses	(39,364)	(102,962)	(101,741)
Government subsidies	123	255	742

Income (loss) from operations	22,760	(43,107)	(38,970)
Interest expense	(475)	(935)	(188)
Interest income	498	1,194	900
Income (loss) before provisions for income taxes	22,783	(42,848)	(38,258)
Provisions for income tax (expense)/benefit	(4,100)	1,791	(2,144)

Net income (loss)	18,683	(41,057)	(40,402)
Net (income) loss attributable to noncontrolling interest	(86)	233	(144)

Net income (loss) attributable to Camelot Information Systems Inc.	18,597	(40,824)	(40,546)

Net income (loss) per ordinary share:
Net income (loss) attributable to Camelot Information Systems Inc. ordinary shareholders
Basic	0.12	(0.23)	(0.23)
Diluted	0.11	(0.23)	(0.23)

Weighted average shares used in calculating net income/(loss) per ordinary share
Basic	128,663,415	179,954,056	177,711,280
Diluted	165,258,030	179,954,056	177,711,280

Net income (loss)	18,683	(41,057)	(40,402)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	6,129	8,209	2,153
Comprehensive income (loss)	24,812	(32,848)	(38,249)

Comprehensive (income) loss attributable to the noncontrolling interests	(106)	252	(173)
Comprehensive income (loss) attributable to Camelot Information Systems Inc.	24,706	(32,596)	(38,422)

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Statements of Change in Equity

(in U.S. dollars in thousands, except share data)

	Camelot Information Systems Inc.’s Shareholders
							Shares			Retained	Accumulated	Total Camelot Information
	Series A		Series B				to			earnings	other	Systems Inc.	Non-
	preferred shares		preferred shares		Ordinary shares		be	Additional paid-in	Statutory	(Accumulated	comprehensive	shareholders’	controlling	Total
	Shares	Amount	Shares	Amount	Shares outstanding	Amount	issued	capital	reserves	deficit)	income	equity	interest	equity
Balance as of December 31, 2009	44,055,018	28,725	4,019,328	5,000	82,640,994	—	11,035	20,199	4,403	38,791	7,347	115,500	457	115,957
Issuance of ordinary shares in connection with business acquisitions and debt extinguishment	—	—	—	—	7,932,000	—	(11,035)	11,035	—	—	—	—	—	—
Conversion of preferred shares upon the initial public offering (“IPO”)	(44,055,018)	(28,725)	(4,019,328)	(5,000)	48,074,346	—	—	33,725	—	—	—	—	—	—
Issuance of ordinary shares upon IPO net of issuance cost of US$4,140	—	—	—	—	36,666,668	—	—	89,635	—	—	—	89,635	—	89,635
Issuance of ordinary shares upon the follow-on public offering net of issuance cost of nil	—	—	—	—	4,296,120	—	—	19,949	—	—	—	19,949	—	19,949
Share based compensation	—	—	—	—	—	—	—	2,924	—	—	—	2,924	—	2,924
Transfer to statutory reserve	—	—	—	—	—	—	—	—	3,838	(3,838)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	6,109	6,109	20	6,129
Net income	—	—	—	—	—	—	—	—	—	18,597	—	18,597	86	18,683

Balance as of December 31, 2010	—	—	—	—	179,610,128	—	—	177,467	8,241	53,550	13,456	252,714	563	253,277
Issuance of ordinary shares in connection with business acquisitions	—	—	—	—	1,152,352	—	—	5,341	—	—	—	5,341	—	5,341
Repurchase of ordinary shares	—	—	—	—	(8,473,600)	—	—	(14,415)	—	—	—	(14,415)	—	(14,415)
Options exercised	—	—	—	—	5,332,492	—	—	1,335	—	—	—	1,335	—	1,335
Share based compensation	—	—	—	—	—	—	—	19,366	—	—	—	19,366	—	19,366
Transfer to statutory reserve	—	—	—	—	—	—	—	—	2,286	(2,286)	—	—		—
Dissolved of Yantai													32	32
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	8,228	8,228	(19)	8,209
Net loss	—	—	—	—	—	—	—	—	—	(40,824)	—	(40,824)	(233)	(41,057)
Balance as of December 31, 2011	—	—	—	—	177,621,372	—	—	189,094	10,527	10,440	21,684	231,745	343	232,088
Shares received for transfer of non controlling interest of a subsidiary	—	—	—	—	(1,152,352)	—	—	(357)	—	—	—	(357)	—	(357)
Adjustment in additional paid-in capital due to transfer of noncontrolling interest of a subsidiary	—	—	—	—	—	—	—	878	—	—	—	878	—	878
Options exercised	—	—	—	—	8,600,000	—	—	—	—	—	—	—	—	—
Share based compensation	—	—	—	—	—	—	—	4,441	—	—	—	4,441	—	4,441
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	2,124	2,124	29	2,153
Transfer to statutory reserve	—	—	—	—	—	—	—	—	1,065	(1,065)	—	—	—	—
Capital investment	—	—	—	—	—	—	—	(17)	—		—	(17)	4,489	4,472
Net loss	—	—	—	—	—	—	—	—	—	(40,546)	—	(40,546)	144	(40,402)
Balance as of December 31, 2012	—	—	—	—	185,069,020	—	—	194,039	11,592	(31,171)	23,808	198,268	5,005	203,273

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Statements of Cash Flows

(in U.S. dollars in thousands)

	For the year ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net income (loss)	18,683	(41,057)	(40,402)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Non-cash compensation resulting from transfer of noncontrolling interest of Dimension (Note 19)	—	—	3,908
Depreciation of property and equipment	962	1,087	957
Amortization of intangible assets	6,309	5,285	2,813
Deferred income taxes	(1,324)	(4,060)	(1,174)
Share-based compensation	2,924	19,366	4,441
Provision for bad debts	15	3,235	779

Provision for other current assets	—	—	632
Loss on impairment of intangible assets	—	8,552	6,610
Loss on impairment of goodwill	—	21,457	29,597
(Gain)/loss on disposal of property and equipment	(1)	20	53
Changes in fair value of contingent consideration for business acquisitions	3,880	1,669	170
Changes in operating assets and liabilities:
Accounts receivable	(33,937)	(23,364)	(14,811)
Inventories	(740)	1,094	(234)
Deferred cost	562	(1,385)	(1,178)
Prepaid expenses and other current assets	(4,336)	(3,296)	(2,393)
Project deposits	519	9	(17)
Rental deposits and other noncurrent assets	(480)	75	82
Accounts payable	7,500	(406)	1,092
Deferred revenue	(2,200)	2,535	7,722
Income taxes payable	3,866	459	2,246
Accrued expenses and other payables	6,554	3,985	5,112
Other noncurrent liabilities	1,139	(61)	(347)

Net cash provided by (used in) operating activities	9,895	(4,801)	5,658

Cash flows from investing activities:
Purchase of term deposits	—	(44,785)	(24,260)
Maturity of term deposits	139	—	69,265
(Release) deposit of restricted cash	(4,365)	2,743	3,518
Purchases of short term investment	—	—	(1,268)
Aquisition of businesses, net of cash acquired of nil, US$1,506, and nil in 2010, 2011 and 2012, respectively	(8,359)	(11,430)	(3,500)
Purchases of property and equipment	(1,439)	(867)	(668)
Repayment of loan from third party	248	13	—
Proceeds from disposal of property and equipment	29	29	24
Purchases of intangible assets	—	—	(34)

Net cash (used in) provided by investing activities	(13,747)	(54,297)	43,077

CAMELOT INFORMATION SYSTEMS INC.

Consolidated Statements of Cash Flows - continued

(in U.S. dollars in thousands)

	For the year ended December 31,
	2010	2011	2012
Cash flows from financing activities:

Proceeds from borrowings	11,691	9,205	3,213
Repayment of borrowings	(9,311)	(12,230)	(10,998)
Proceeds from initial public offering	93,775	—	—
Payment of issuance cost related to initial public offering	(2,957)	(1,242)	—
Proceeds from follow-on offering	19,949	—	—
Reimbursed issuance cost from follow-on offering	—	836	—
Proceeds from exercise of share options	—	1,335	—
Repurchase of ordinary shares	—	(14,415)	—
Payment of deferred consideration for acquisitions	(4,252)	(7,961)	(5,100)
Payment of reimbursable issuance cost related to follow-on offering	(141)	(694)	—

Net cash provided by (used in) financing activities	108,754	(25,166)	(12,885)

Effect of exchange rate changes	1,634	1,036	898

Net increase (decrease) in cash and cash equivalents	106,536	(83,228)	36,748
Cash and cash equivalents, beginning of year	33,820	140,356	57,128

Cash and cash equivalents, end of year	140,356	57,128	93,876

Supplemental disclosure of cash flow information:
Income taxes paid	(1,837)	(1,860)	(1,442)
Interest paid	(475)	(935)	(188)

Non-cash investing activities:
Ordinary shares issued in connection with business acquisitions of Dimension (Note 15)	—	5,341	—

Consideration payable in connection with business acquisitions	—	3,145	—

An intangible asset acquired through a non-controlling shareholder injection	—	—	1,085

The accompanying notes are an integral part of these consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in U.S. dollars in thousands, except share and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

Camelot Information Systems Inc. (the “Company”) was incorporated in the British Virgin Islands (“BVI”) on November 28, 2000 as a limited liability company under the International Business Companies Act.

The Company and its subsidiaries (collectively, the “Group”) are primarily engaged in the provision of information technology services (“IT services”).  As of December 31, 2012, the Company’s subsidiaries included the following:

		Later of
	Place of	incorporation/	Percentage of
Name of Subsidiary	establishment	acquisition date	legal ownership
			%
Nanjing Camelot Information Systems Engineering Co. Ltd. (“NCIS”)	People’s Republic of China (“PRC” or “China”)	January 18, 2000	100
Beijing Camelot Technology Co., Ltd. (“Camelot Beijing”)	PRC	March 12, 2001	100
Beijing Heng En Technology Co., Ltd. (“Beijing Heng En”)	PRC	December 31, 2002	100
Shanghai Camelot Software Co., Ltd. (“Shanghai Camelot”)	PRC	September 30, 2004	100
Dalian Yuandong Digital Co., Ltd. (“Dalian Yuandong”)	PRC	January 1, 2006	100
Bayshore Consulting & Services Co., Ltd. (“Bayshore”)	PRC	January 1, 2006	100
Triumph Consulting & Services Co., Ltd. (“Triumph”)	BVI	January 1, 2006	100
Konwell Technologies Ltd. (“Konwell”)	BVI	January 1, 2006	100
Beijing Faceita Information System Ltd. (“Faceita”)	PRC	January 1, 2006	100
Asialink Information Technologies (Shanghai) Co., Ltd. (“Asialink”)	PRC	January 1, 2006	100
Kings Consulting Services Limited (“King’s”)	Hong Kong	January 1, 2006	100
Taiwan Camelot Information Inc. (“Taiwan Camelot”)	Taiwan	September 28, 2006	100
Hwawei Digital Financial Technologies Co., Ltd. (“Hwawei”)	Taiwan	January 1, 2007	100
Jiaxing Camelot Software Co., Limited (“Jiaxing Camelot”)	PRC	July 17, 2007	100
Beijing Red River Valley Information Technology Co., Ltd. (“Red River Valley”)	PRC	February 1, 2008	100
Beijing Yinfeng Technology Development Co., Ltd. (“Yinfeng”)	PRC	April 1, 2008	100
VLife Technology Co., Ltd. (“VLife”)	Taiwan	April 7, 2008	100
VLife Technology (Shang Hai) Co., Ltd. (“Weisong”)	PRC	April 7, 2008	100
VLife International Corp. Ltd. (“Samoa”)	Samoa	April 7, 2008	100
Shanghai Camelot Information Technology Co., Ltd (“SCIT”)	PRC	May 8, 2008	100
Harmonation Inc. (“Harmonation”)	Taiwan	July 7, 2008	85.47
Camelot Information Technology. Co., Ltd. (“Huaqiao”)	PRC	June 29, 2009	100
Kunshan Kesuo Information Consulting Co., Ltd. (“Kunshan”)	PRC	August 13, 2009	100
Zhuhai Agree Technology Co., Ltd. (“Agree Zhuhai”)	PRC	July 1, 2009	100
Beijing Agree Technology Development Co., Ltd. (“Agree Beijing”)	PRC	July 1, 2009	100
Shanghai Agree Technology Development Co., Ltd. (“Agree Shanghai”)	PRC	July 1, 2009	100
Beijing Tansun Software Technology Co., Ltd. (“Tansun Beijing”)	PRC	December 30, 2009	100
Xiamen Rella Software Technology Development Co., Ltd. (“Xiamen Rella”)	PRC	December 30, 2009	100
Kunshan Asialink Information Technology Co., Ltd. (“Asialink Kunshan”)	PRC	March 22, 2010	100
Dimension Information Technology Co., Ltd. (“Dimension”)¹	PRC	January 1, 2011	65
Camelot Information Technology Consulting (Wuxi) Co., Ltd (“Wuxi”)²	PRC	July 14, 2011	55
Camelot Financial Information Technology Services Co., Ltd (“CFITS”)	PRC	December 19, 2011	100
Wuhan Steel Camelot Information Systems Co., Ltd. (“Camelot Wuhan”)³	PRC	July 30, 2012	50
Entoh Digital Co., Ltd. (“DL-JP”)	Japan	January 1, 2006	100

Note:

1.              In November 2012, the Group transferred 35% equity ownership of Dimension to Dimension’s original selling shareholders who are also the current employees of the Group in exchange for 1,152,352 ordinary shares of the Company, which were issued to the original selling shareholders as part of the consideration for the acquisition of Dimension by the Group on January 1, 2011 (See Notes 3 and 19). After the completion of this transaction, the Group continues to retain control over Dimension and consequently the Group continues to consolidate Dimension as a subsidiary.

2.              As of January 1, 2012, a non-controlling shareholder injected an intangible asset to Wuxi to acquire 45% equity interest of the company; the injected intangible asset is booked at its fair value which was determined by the Company with the assistance from American Appraisal, an independent valuation firm.

3.              In July 2012, the Company formed Camelot Wuhan with Wuhan Iron and Steel Engineering Technologies Group Co., Ltd. In 2013, the Company invested in that entity US $1,700 for a 50% equity interest. The entity is designed to create a platform upon which to develop and grow the IT application business for the iron and steel industry. Wuhan Camelot had no operations during the year ended December 31, 2012.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in U.S. dollars in thousands, except share and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned and majority owned subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses in the financial statements and accompanying notes.  Actual results could differ from those estimates.  Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, valuation allowance for deferred tax assets, collectability of accounts receivable, purchase price allocation in business combinations, estimated useful lives and impairment of property and equipment, goodwill and other intangible assets, and fair value of share options and ordinary shares.

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

Short-term investments

Short term investments of the Group are debt securities acquired from financial institutions, which are classified as held-to-maturity securities as the Group has the positive intent and ability to hold the securities to maturity.

The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the issuers.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term investments- continued

If there is OTTI on debt securities, the Group separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

Fair value

The Group follows the provisions of ASC 820, Fair Value Measurements and Disclosures in determining and disclosing certain fair value measurements. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level I - Observable inputs such as quoted prices in active markets for identical, unrestricted assets, or liabilities.

Level II - Quoted prices for similar assets or liabilities, or inputs other than quoted prices in active markets that are observable, either directly or indirectly.

Level III - Unobservable inputs in which there is little or no market data, which requires the Group to develop its own assumptions about the assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of option-pricing models, discounted cash flows models, and similar techniques.

Financial instruments

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, term deposits, accounts payable, contingent consideration and bank borrowings.

The carrying values of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, term deposits, and accounts payable approximate their fair values due to short-term maturities.

The carrying amounts of bank borrowings approximate their fair values as the bank borrowings bear variable interest rates which approximate the market interest rate.

The fair value of contingent consideration was determined by the Group with the assisitance from an independent valuation firm.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Acquired intangible assets with definite lives

Acquired intangible assets, other than goodwill, are initially measured and recorded at their fair values.  Customer relationships, SAP certificate and contract backlogs are amortized based on the estimated attrition pattern of the acquired intangibles. Trade name, system software, completed technology, non-compete agreement and patent are amortized based on straight-line method or sum of the years digits method over the following estimated economic lives:

Trade name	5 years
Customer relationships	3-10 years
SAP certificate	3.8 years
Contract backlogs	0.3-3.5 years
System software	10 years
Completed technology	2.25-10 years
Non-compete agreement	3-5 years
Patent	5 years

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Research and development

Research and development costs consist of expenditures incurred in the development of new software modules and products, either as part of the internally used software or in conjunction with anticipated customer projects.  Technological feasibility for the Group’s software products is reached shortly before the products are released for sale.  To date, costs incurred after technological feasibility was established and prior to completion of software development have not been material, and accordingly, the Group has expensed all research and development costs when incurred.

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

Time-and-expense contracts

Revenues from time-and-expense contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met.  Under time-and-expense contracts, the Group is reimbursed for actual hours incurred at negotiated hourly billing rates.  Customers may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rate.  The rights to software developed by the Group on behalf of its customers belong to the customers and the Group does not have the option to acquire such rights from its customers.  Net revenues recognized for time-and-expense contracts totaled US$99,071, US$121,762 and US$136,553 for the years ended December 31, 2010, 2011 and 2012, respectively.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Fixed-price contracts

Revenues from service-only fixed-price contracts require the Group to perform services for systems design, planning and consulting throughout the contractual period, which is generally less than one year.  Revenues from this type of arrangements are generally recognized using the proportional performance method based on the proportion of actual service hours incurred to the budgeted total service hours.  All of the Group’s service offerings are similar in nature and the Group has a long history of providing these services resulting in its ability to reasonably estimate the service hours expected to be incurred on each project, and there are no retention provisions.

To date, the Group has not incurred a material loss on any contracts.  However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

The Group, under some contracts, is subject to payment penalties if it fails to complete the projects within a specified period of time.  To date, the Group has not incurred a material penalty on any contracts.  However, as a matter of policy, the Group considers contract provisions for penalties when estimating the total revenue on a contract and evaluates such provisions throughout the life of the contract.

The Group also enters into multiple-element fixed-price arrangements, in which the deliverables mainly include licenses of self-developed core software and third-party software, and related services such as customization, modification, implementation and integration (“project services”) and support and maintenance services which include bug fixes, technical support via telephone and site visit, and unspecified upgrades on a when-and-if-available basis.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Net revenues recognized for fixed-price contracts totaled US$93,792, US$105,358 and US$117,510 for the years ended December 31, 2010, 2011 and 2012, respectively.

The Group reports revenues net of applicable business taxes and the related surcharges.  The Company’s subsidiaries in the PRC are subject to a 5% business tax and related surcharges on the revenues earned from providing services, except for that Camelot Nanjing qualified for business tax at 3%.  Business taxes and the related surcharges for the years ended December 31, 2010, 2011 and 2012 were US$6,391, US$7,017 and US$6,418 respectively, and were recorded as a reduction of revenues.

The Company’s PRC subsidiaries are also subject to value added taxes (“VAT”) at a rate of 17% on revenues from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account under value-added tax payable.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program is to be phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, certain subsidiaries became subject to VAT at the rates, 6% on certain service revenues which were previously subject to business tax.

The Group receives VAT rebates from tax authority as an incentive to encourage certain high-tech industries. VAT rebates are recorded as revenue when the Group pays the relevant VAT and properly files the rebate application to tax authority when the related rebates become receivable. The Group has recorded US$430, US$271, and US$417 of VAT rebate in revenue for the years ended December 31, 2010, 2011 and 2012, respectively. The VAT rebate revenues are classified into the relevant revenue categories.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Operating leases

Leases where the rewards and risks of ownership of assets primarily remain with the leasing company are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statements of operations and comprehensive income on a straight-line basis over the lease periods.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not identify significant unrecognized tax benefits for years ended December 31, 2010, 2011 and 2012.  The Group did not incur any interest and penalties related to potential underpaid income tax expenses. The Group also believes that the Group’s unrecognized tax benefits will not change significantly within 12 months from December 31, 2012.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

2.                                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”).  The financial records of the Company’s subsidiaries located in the PRC, Japan, Taiwan and Hong Kong are maintained in their local currencies, the Renminbi (“RMB”), Japanese Yen (“Yen”), Taiwan Dollars (“NT$”) and Hong Kong Dollars (“HK$”), respectively, which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date.  Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred.  Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive income.

The Group’s entities with functional currency of RMB, Yen, NT$ and HK$ translate their operating results and financial position into the U.S. dollar, the Company’s reporting currency.  Assets and liabilities are translated using the exchange rates in effect on the balance sheet date.  Revenues, expenses, gains and losses are translated using the average rate for the year.  Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments.  Beginning in January 1, 2012, the Group presents the components of net income, the components of other comprehensive income and total comprehensive income in a single continuous statement of comprehensive income. The consolidated financial statements for prior periods have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income

Significant risks and uncertainties

Foreign currency risk

RMB is not freely convertible into other currencies.  All foreign exchange transactions involving RMB must take place through the People’s Bank of China or other institutions authorized to trade foreign currency.  The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the People’s Bank of China that are determined largely by supply and demand.  The Group’s cash and cash equivalent, term deposit and restricted cash balances in RMB as of December 31, 2010, 2011 and 2012 were RMB202,722,790, RMB436,430,586 and RMB363,930,344 respectively.

During the periods presented, the Group also incurred foreign currency risk on sales denominated in U.S. dollars and Japanese Yen.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

2.                                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties - continued

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, accounts receivable, term deposits and short-term investments.  The Group places the majority of its cash and term deposits with financial institutions located in the PRC and the United States of America.  The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers.

Details of customers accounting for 10% or more of total net revenues were as follows:

	Years ended December 31,
	2010	%	2011	%	2012	%

Customer A	64,987	34	77,387	34	79,993	32

Details of customers accounting for 10% or more of accounts receivable were as follows:

	As of December 31,
	2011	%	2012	%

Customer A	50,528	37	40,908	27

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

The Group’s convertible preferred shares were participating securities as the preferred shares participated in undistributed earnings on an as-converted basis.  Accordingly, the Group used the two-class method of computing net income per share, for ordinary and preferred shares according to their participation rights in undistributed earnings.  Under this method, undistributed net income was allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class would share net income for the period.

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

The net income per share information for all periods presented has reflected the 4-for-1 stock split effected in May 2010 (See Note 15 “Ordinary shares “).

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date.  Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired.  Common forms of the consideration made in acquisitions include cash and common equity instruments.  Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.  For shares issued in a business combination, the Company has estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified post-acquisition conditions, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

2.                                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recent accounting pronouncements adopted

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•                  Highest-and-best-use and valuation-premise concepts for nonfinancial assets - the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•                  Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•                  Premiums or discounts in fair value measure - the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•                  Fair value of an instrument classified in a reporting entity’s stockholders’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•                  Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

•                                          For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

•                                          The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The adoption of this guidance did not have a significant effect on the Company’s consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recent accounting pronouncements adopted

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011.The Company adopted this guidance on January 1, 2012 and has presented comprehensive income in a single continuous statements of comprehensive income.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and non-public, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of this pronouncement on January 1, 2012 did not have a significant effect on the Company’s consolidated financial statements, as it chose to directly perform the two-step goodwill impairment test for 2012.

Recently issued accounting standards not yet adopted

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on the Company’s consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recently issued accounting standards not yet adopted

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In February 2013, the FASB has issued an authoritative pronouncement related to Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this Accounting Standards Updates (“ASU”) do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under US GAAP. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

The new amendments will require an organization to:

•                  Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period.

•                  Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

3.                                        ACQUISITIONS

Tansun

On December 30, 2009, the Group acquired 100% equity interest of Tansun Beijing and its affiliates (collectively “Tansun”).  The initial consideration included US$8,790 in cash and 3,932,000 ordinary shares of the Company with a fair value of US$1.47 per share estimated with the assistance of American Appraisal, an independent valuation firm, on the acquisition date.  In addition, the Group agreed to pay a performance-based consideration in cash up to US$5,860 (RMB40,000,000) as determined using a specified formula based on Tansun’s earnings in 2010 and 2011, of which the fair value on the acquisition date was US$3,969 estimated by American Appraisal.  Therefore the total consideration was US$18,519.  The cash portion of initial consideration US$8,790 was fully paid in 2010 and the ordinary shares were issued in May 2010. Tansun provides core business and enterprise software solutions and services for the financial services industry in China, including the consultation, design, development, implementation, testing and maintenance for key functions, such as corporate loan, risk management, supply chain financing, commercial loan, cash management, and internal collaboration and workflow.  The transaction was accounted for as a business combination using the acquisition method of accounting.  The operating results of Tansun have been included in the Group’s consolidated financial statements since the date of acquisition. The performance-based contingent consideration based on Tansun Beijing’s earnings in 2010 and 2011 was paid in the amount of US$3,030 and US$3,162 in 2011 and 2012, respectively. And the changes in fair value of contingent consideration for Tansun acquisition for the years ended December 31, 2010, 2011 and 2012 were US$1,368, US$855 and nil, respectively.

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

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

3.                                        ACQUISITIONS- continued

Dimension

On January 1, 2011, the Group acquired 100% equity interest of Dimension, which provide SAP project implementation and SAP-based customized solutions. The initial consideration includes US$4,000 in cash and 1,152,352 ordinary shares of the Group with a fair value of US$5,341 based on the closing market price of the Group’s ADSs on the acquisition date. 30% of the ordinary shares are restricted from transfer or sale for one year from the acquisition date and 70% are restricted from transfer or sale for two years from the acquisition date. In addition, the Group agreed to pay a performance-based contingent consideration to the original shareholders of Dimension in cash as determined using a specified formula based on Dimension’s earnings in 2011 and 2012, of which the fair value on the acquisition date was US$5,155 estimated with the assistance of American Appraisal. As a result, the total consideration as of the date of acquisition was US$14,496. The cash portion US$ 4,000 was paid and the ordinary shares were issued during 2011. The performance-based contingent consideration based on Dimension’s earnings in 2011 was determined to be US$3,147 as of December 31, 2011 and was paid during 2012.

The transaction was accounted for as a business combination using the acquisition method of accounting.  The operating results of Dimension have been included in the Group’s consolidated financial statements since the date of acquisition. A net revenue of US$11,055 and a net income of US$904 generated by Dimension after the acquisition date were included in the Group’s consolidated financial statements for the year ended December 31, 2011.

As of December 31, 2012, the performance-based contingent consideration based on Dimension’s earnings in 2012 was moved to consideration payable, amounted to US$2,992. And changes in fair value of contingent consideration for Dimension acquisitions for the years ended December 31, 2011 and 2012 were US$814 and US$170, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

3.                                        ACQUISITIONS - continued

Dimension - continued

As of December 31, 2012, since Dimension reached the aforementioned earnings requirement for 2012, US$2,992 (RMB18.6 million) was reflected in consideration payable in connection with business acquisition as of December 31, 2012 (see Note 14).

Consulting Business

On January 21, 2012, the Company acquired a financial consulting business, which focuses on the high-level banking consulting, for a cash consideration of US$3,500 which was paid in 2012. The transaction was accounted for as a business combination using the acquisition method of accounting. The net revenue and net profit generated by the acquired the business and included in the Group’s consolidated financial statements for the year ended December 31, 2012 were immaterial.

The fair value of identified intangible assets including the non-compete agreement and trademark have been estimated with the assistance of American Appraisal. The purchase consideration of US$3,500 was allocated as follows as of the acquisition date:

		Weighted average
	Amounts	useful lives

Non-compete agreement	1,295	5 years
Trademark	647	5 years
Goodwill	1,558
Total	3,500

No supplemental information on a pro forma basis has been presented for the above acquisitions as such information is not available without unreasonable effort and cost.

4.                                        ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of December 31,
	2011	2012

Billed receivable	48,719	46,799
Notes receivable	1,841	2,219
Less: Allowance for doubtful accounts	(2,726)	(3,739)

Billed accounts receivable, net	47,834	45,279

Unbilled receivable	88,139	105,240
Less: Allowance for doubtful accounts	(927)	—

Unbilled accounts receivable, net	87,212	105,240

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

4.                                        ACCOUNTS RECEIVABLE - continued

Notes receivable represents bank acceptance bills, which are transferable and has short term maturity.

Unbilled receivables represent amounts earned under contracts in progress but not billable at the respective balance sheet dates.  These amounts become billable according to the contract terms, which usually upon the achievement of certain milestones or the completion of the project.

An analysis of the allowance for doubtful accounts is as follows:

	As of December 31,
	2011	2012

Balance at beginning of year	404	3,653
Provision (reverse) for doubtful accounts	3,235	779
Write-offs	(25)	(727)
Exchange rate differences	39	34

Balance at end of year	3,653	3,739

5.                                        INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2011	2012

Raw material and consumables	115	33
Third-party hardware	461	789

Total	576	822

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

6.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2011	2012

Advances to suppliers	10,617	10,167
Advances to employees	2,678	3,614
Tender and other utility deposit (1)	758	1,114
Prepaid rental	353	522
Interest receivables	335	1
VAT tax receivables	435	—
Deposit to Tansun’s original selling shareholders (2)	—	1,577
Others	581	700

	15,757	17,695

(1) As of December 31, 2011 and 2012, tender and other utility deposit mainly consisted of deposit which was made as part of the bidding process on projects.

(2) In September 2012, the Company and the original selling shareholders of Tansun (who are current employees of the Group) signed an agreement for the upcoming negotiation in respect of a performance-based incentive plan for these employees. In accordance with the agreement, the Company paid US$2,367 (RMB15 million) to the relevant employees as a temporary deposit to demonstrate a good faith gesture in regards to the upcoming negotiations. The deposit is scheduled to be returned upon the earlier of (1) achievement of three negotiation milestones as stipulated in the agreement, in the three equal payments and (2) by May 31, 2013 unconditionally.  In November 2012, both parties mutually agreed that the first milestone was reached and thus one third (US$790 (RMB5 million)) of the deposit was returned to the Company.  The remaining balance of US$1,577 (RMB10 million) was recorded as prepaid expenses and other current assets as of December 31, 2012.

7.                                      PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2011	2012

Building	2,561	2,588
Leasehold improvements	493	498
Furniture and office equipment	5,879	5,819
Motor vehicles	1,170	1,078

	10,103	9,983
Less: Accumulated depreciation	(5,430)	(5,590)

Property and equipment, net	4,673	4,393

Depreciation expenses for the years ended December 31, 2010, 2011 and 2012 were US$962, US$1,087, and US$957 respectively.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

8.             GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012 were as follows:

	2011	2012

Gross amount:
Beginning balance	41,229	49,684
Goodwill arising from acquisitions	6,513	1,558
Exchange differences	1,942	130
Ending balance	49,684	51,372
Accumulated goodwill impairment loss:		—
Beginning balance	—	(21,686)
Additional loss on impairment	(21,457)	(29,597)
Exchange differences	(229)	(89)
Ending balance	(21,686)	(51,372)
Goodwill, net	27,998	—

During 2011, the Group’s stock price declined substantially, which combined with loss of key personnel such as the Group’s previous chief executive officer of Agree and key members of his team led the Group to conclude that a triggering event for review of potential goodwill impairment had occurred as of September 30, 2011.  Accordingly, the Group performed an interim goodwill impairment evaluation. The performance of this test is a two-step process.

Step 1 of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The Group has two reporting units:

Enterprise application services - This reporting unit provides similar IT services to its customers located in China.  It includes all subsidiaries of the Group except for Bayshore, Yinfeng, Agree Zhuhai, Agree Beijing, Agree Shanghai, Tansun Beijing, Xiamen Rella, Harmonation, Taiwan Camelot, Hwawei, VLife, Weisong, Samoa and CFITS.  The goodwill arising from the acquisitions of the entities under this reporting unit is fully allocated to this reporting unit

Financial industry IT services - This reporting unit provides similar system development and maintenance services to its customers within the financial industry located in China.  It includes Bayshore, Yinfeng, Agree Zhuhai, Agree Beijing, Agree Shanghai, Tansun Beijing, Xiamen Rella, Harmonation, Taiwan Camelot, Hwawei, VLife, Weisong, Samoa and CFITS.  The goodwill arising from the acquisitions of the entities under this reporting unit is fully allocated to this reporting unit.

The Group determined the fair value of its reporting units for the Step 1 test using the income approach valuation methodologies. The income approach utilizes the discounted cash flow model to provide an estimation of fair value based on the cash flows that a business expects to generate. These cash flows are based on forecasts developed internally by management which are then discounted at an after tax rate of return required by equity and debt market participants of a business enterprise. This rate of return or cost of capital is weighted based on the capitalization of comparable companies.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in U.S. dollars in thousands, except share and per share data)

8.                                      GOODWILL - continued

Management completed and reviewed the results of the Step 1 analysis and concluded that a Step 2 analysis was required for both the Financial industry IT services and Enterprise application services reporting units. The analysis indicated that goodwill in the Financial industry IT services reporting unit at that date was impaired and thus the Group recorded a non-cash goodwill impairment charge of $21,457 for the third quarter of 2011. The Group performed their annual impairment testing as of December 31, 2011 and noted no impairment.

During 2012, the Group determined the triggering event continued to exist and therefore performed interim goodwill impairment testing as required under U.S. GAAP. Specifically, during the third quarter of 2012, the following are noted:

(1)         The Company continued to experience further declines in its stock price.

(2)         Two of the Group’s significant competitors announced to merge which would result in greater competition of the IT services industry and accordingly could significantly impact Group’s ability to maintain and attract significant customers.  As a result, the Group lowered its expectation of forecasted results by lowering its revenue growth rate and expected gross margin.

(3)         The Group encountered difficulties in integrating diverse corporate cultures from certain  acquired entities which resulted in the Group’s consideration to increase performance based incentives and the potential loss for key management, employees, and associated clients of those entities. As a result, the Group lowered its expectation of forecasted results contributed by its acquired entities.

This interim goodwill impairment testing utilized the same valuation techniques used in the Group’s impairment testing during 2011. During the interim goodwill impairment testing as of September 30, 2012 the management completed and reviewed the results of the Step 1 analysis and concluded that a Step 2 analysis was required for both the Financial industry IT services and Enterprise application services reporting units. The analysis indicated that goodwill had been fully impaired for both reporting units.  Accordingly, the Group recorded an goodwill impairment loss of $7,577 and $22,020 for the Financial industry IT services and Enterprise application services reporting units, respectively.

The valuation analysis requires significant judgments and estimates to be made by management in particular related to the forecast. The assumed growth rates and gross margins as well as period expenses were determined based on internally developed forecasts considering the Group’s future plans. The assumptions used were management’s best estimates based on projected results and market conditions as of the date of testing. With the consideration of the risk and nature of the reporting unit’s cash flows and the rates of return market participants would require to invest their capital in the reporting unit, the discount rate selected was 20% and 21% and terminal value growth rate was 3% and 3% for Enterprise application services and Financial industry IT services, respectively for the impairment testing as of September 30, 2011, and the discount rate selected was 20% and 22% and terminal value growth rate was 3% and 3% for Enterprise application services and Financial industry IT services, respectively for the impairment testing as of September 30, 2012.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

9.                                      INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of December 31, 2011 and 2012 were as follows:

	As of December 31,
	2011	2012

Intangible assets not subject to amortization:
Trade names	18,655	18,725
Intangible assets subject to amortization:
Trade names	—	647
Customer relationships	20,739	20,793
Contract backlogs	2,555	2,588
SAP certificate	19	19
System software	820	1,070
Completed technology	4,871	4,889
Patent	—	1,096
Non-compete agreement	970	2,123
	48,629	51,950

Less: accumulated amortization
Trade names	—	(129)
Customer relationships	(16,164)	(17,879)
Contract backlogs	(2,365)	(2,524)
SAP certificate	(19)	(19)
System software	(273)	(567)
Completed technology	(2,547)	(2,690)
Patent	—	(219)
Non-compete agreement	(459)	(812)
	(21,827)	(24,839)
Accumulated impairment loss of intangible assets	(8,552)	(15,162)

Intangible assets, net	18,250	11,949

Amortization expenses were US$6,309, US$5,285 and US$2,813 for years ended December 31, 2010, 2011 and 2012, respectively.  The Group expects to record amortization expenses of approximately US$2,035, US$1,288, US$773, US$641, and US$147 for each year of 2013, 2014, 2015, 2016, 2017 and thereafter, respectively.

In connection with our goodwill impairment analysis as discussed at Note 8, the Group reviewed its intangible assets for impairment with the assistance of American Appraisal. As a result of the impairment analysis, trade names were impaired by US$8,552 and US$6,610 as of September 30, 2011 and September 30, 2012, respectively. The fair values of intangible assets are determined using various valuation methods including relief from royalty method and excess earning method. The key assumptions used in valuations include the projected revenue attributable to the intangible assets and the discount rates.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

10.                               BORROWINGS

The borrowings were repayable as follows:

	As of December 31,
	2011	2012

Borrowing within one year	8,847	1,077
Borrowing over one year	378	408
Total borrowings	9,225	1,485

Borrowing within one year:

Tansun Xiamen, Camelot Beijing, Harmonation and Hwawei obtained short-term loans from banks to meet their temporary working capital needs. As of December 31, 2012, the outstanding short-term loans of Tansun Xiamen, Camelot Beijing, Harmonation and Hwawei are US$45, US$161, US$855 and US$16. The short-term loans bore interest rates ranging from 1.92% to 7.22% per annum payable in arrears.

Borrowing over one year:

As of December 31, 2012, the outstanding long-term loans of Tansun Xiamen and Harmonation are US$245 and UD$163. The long-term loans bore interest rates ranging from 7.85% to 9.58% per annum payable in arrears.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

11.                               ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2011	2012

Accrued employee payroll and welfare	11,542	13,359
Value-added tax payable	—	4,877
Business taxes payable	4,639	754
Other taxes payable (1)	1,230	1,576
Reimbursable employee travelling expenses	1,255	1,375
Professional service fees	2,207	862
Deferred government subsidy income	123	3,463
Other liabilities	2,276	2,399
	23,272	28,665

(1)         Other taxes payable primaryly includes withholding individual income tax payables.

12.                               INCOME TAXES

The current and deferred components of income tax expense (benefit) were as follows:

	Years ended December 31,
	2010	2011	2012
Current
PRC	5,224	2,269	3,082
Others	200	—	236
Total current income taxes	5,424	2,269	3,318

Deferred
PRC	(1,276)	(3,031)	(1,279)
Others	(48)	(1,029)	105
Total deferred income taxes	(1,324)	(4,060)	(1,174)
Total income tax provision (benefit)	4,100	(1,791)	2,144

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

12.                               INCOME TAXES — continued

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

Japan

Entoh was established in Japan and is subject to Japanese income taxes at 37%.

Taiwan

Taiwan Camelot, Hwawei, VLife and Harmonation were subject to Taiwan income taxes at 17% from 2010 to 2012.

PRC

The Group’s PRC entities are subject to an enterprise income tax rate at 25% tax rate pursuant to the PRC Enterprise Income Tax (EIT), other than the preferential tax treatment enjoyed by certain entities presented below.

Subsidiaries	0%	10%	12.5%	15%	20%	22%	24%

Camelot Beijing	—	—	—	2010 - 2013	—	—	—
Red River Valley	—	—	—	2010 - 2013	—	—	—
Yinfeng	—	—	—	2010 - 2013	—	—	—
Agree Zhuhai	—	—	—	2010 - 2013	—	—	—
Tansun Beijing	—	—	—	2010 - 2014	—	—	—
Faceita	—	—	—	2010 - 2014	—	—	—
Bayshore	—	—	—	2010 - 2014	—	—	—
Dimension	—	—	—	2011- 2013	—	—	—
Jiaxing Camelot	—	—	2010-2012	—	—	—	—
Shanghai Camelot	—	—	—	—	—	2010	2011
Asialink	—	—	—	—	—	2010	2011
Dalian Yuandong	—	—	2010-2011	2012	—	—	—
Agree Shanghai	2010-2011	—	—	—	—	—	—
Huaqiao	2010-2011	—	2012-2014	—	—	—	—
Kunshan	2011-2012	—	2013-2015	—	—	—	—
Beijing Heng En	—	2011-2012	—	—	—	—	—

An enterprise which qualifies as a high and new technology enterprise (“HNTE”) is entitled to a tax rate of 15%. In 2008 Camelot Beijing, Red River Valley, Yinfeng, and Agree Zhuhai obtained the new HNTE status, which was renewed by these companies in 2011. Therefore, they were entitled to the preferential income tax rate of 15% till 2013.  Bayshore, Faceita and Tansun Beijing obtained the HNTE status in 2009, which was renewed by the companies in 2012. Therefore, they were entitled to the preferential income tax rate of 15% till 2014.  Dimension obtained the HNTE status in 2011 and entitled to the preferential income tax rate of 15% till 2013. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future and has assumed so in the computation of deferred tax. If the Group’s qualifying entities failed to obtain such renewals, then the net deferred tax liability balance as of December 31, 2012 would increase by US$624, with a corresponding increase in the income tax expenses.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

12.                               INCOME TAXES — continued

Jiaxing Camelot qualified as a “manufacturing foreign-invested enterprise” and therefore was entitled to a two-year EIT exemption from the earlier of its first tax-profitable year 2008 and followed by a 50% reduction in tax rate for the succeeding three years.  Accordingly, Jiaxing Camelot was entitled to EIT exemption for 2008 and 2009 and a preferential tax rate of 12.5% from 2010 to 2012.

Shanghai Camelot and Asialink were entitled to preferential tax rates based on their qualifications as “Software Enterprise of Pu Dong District of Shanghai” and subjected to a 24% tax rate in 2011 and Dalian Yuandong was subjected to a 12.5%   and 15% tax rate in 2011 and 2012.

Huaqiao and Agree Shanghai qualified as “Software Enterprise” in 2010 and were entitled to a two-year EIT exemption for 2010 and 2011, followed by a 50% reduction in tax rate for the succeeding three years. But Agree Shanghai expected that it will not obtain “Software Enterprise” certificate in 2012, therefore it is expected that Agree Shanghai will not entitle to the 50% reduction in rate from 2012.

Kunshan qualified as “Software Enterprise” in 2011 and was entitled to a two-year EIT exemption for 2011 and 2012, followed by a 50% reduction in tax rate for the succeeding three years.

The taxable income of Beijing Heng En is deemed to be 10% of its annual revenues starting from 2011 as approved by the relevant local tax authority.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

12.                               INCOME TAXES — continued

The principal components of deferred income taxes were as follows:

	December 31,
	2011	2012

Current deferred tax assets:
Provision for doubtful accounts	560	773
Accrued payroll	1,370	1,715
Less: Valuation allowance	—	(222)
Current deferred tax assets, net	1,930	2,266
Non-current deferred tax assets:
Net operating losses	2,758	5,558
Research and development cost deferred for tax purposes	509	68
Less: Valuation allowance	(2,070)	(5,013)
Non-current deferred tax assets, net	1,197	613
Non-current deferred tax liabilities:
Intangible assets acquired in business acquisitions	2,871	1,717
Non-current deferred tax liability, net	2,871	1,717

The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. The net operating loss carry forwards for the PRC subsidiaries was US$18,076 as of December 31, 2012 and will expire on various dates through 2017.

Valuation allowances have been established because the Group believes that it is more likely than not that its deferred tax assets will not be realized as it is not expected to generate sufficient taxable income in future. As of December 31, 2011 and 2012, valuation allowance was US$2,070 and US$5,235, respectively.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

12.                                                 INCOME TAXES - continued

PRC - continued

Reconciliation between the statutory PRC enterprise income tax rate of 25% and the effective tax rate is as follows:

	Years ended December 31,
	2010	2011	2012

Statutory income tax under PRC	5,789	(10,704)	(9,564)
Effect of income not taxable for tax purposes	(160)	(43)	(144)
Effect of expenses not deductible for tax purposes	1,618	1,399	8,765
Different tax jurisdictions	569	11,693	2,308
Effect of income tax holiday and relief	(3,713)	(5,842)	(3,157)
Effect of deemed income for tax purpose	228	497	886
Changes in valuation allowance	(231)	1,209	3,050
Effective tax amount	4,100	(1,791)	2,144

If the tax holidays granted to Camelot Beijing, Red River Valley, Yinfeng, Jiaxing Camelot, Shanghai Camelot, Asialink, Beijing Heng En, Bayshore, Faceita, Dalian Yuandong, Agree Zhuhai, Kunshan, Dimension, Huaqiao and Tansun Beijing were not available, provisions for income taxes and net income per share would be as follows:

	Years ended December 31,
	2010	2011	2012

Provisions for income taxes	7,813	4,051	5,301

Net income (loss) per ordinary share - basic	0.10	(0.25)	(0.25)
Net income (loss) per ordinary share - diluted	0.09	(0.25)	(0.25)

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

12.                                                 INCOME TAXES - continued

PRC - continued

The Group did not identify any significant unrecognized tax benefits for the years ended December 31, 2010, 2011 and 2012.  The Group did not incur any interest and penalties related to potential underpaid income tax expenses and does not anticipate any significant charge in the unrecognized tax benefits within 12 months from December 31, 2012.

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding US$15 (RMB100,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2008 to 2012 of the Group’s PRC subsidiaries remain subject to tax audits as of December 31, 2012, at the tax authority’s discretion.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$82,718 at December 31, 2012  are considered to be indefinitely reinvested and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.  The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2009 retained earnings will not be subject to the withholding tax.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in U.S. dollars in thousands, except share and per share data)

13.                                                 NET INCOME PER SHARE

	Years ended December 31,
	2010	2011	2012

Net income (loss) attributable to Camelot Information Systems Inc.	18,597	(40,824)	(40,546)
Numerator used in basic and diluted net income per share:
Net income attributable to Camelot Information Systems Inc. allocated to Series A convertible preferred share (i)	2,920	—	—
Net income attributable to Camelot Information Systems Inc. allocated to Series B convertible preferred share (i)	266	—	—
Net income (loss) attributable to Camelot Information Systems Inc. allocated for computing net income per ordinary share-basic (i)	15,411	(40,824)	(40,546)
Net income (loss) attributable to Camelot Information Systems Inc. allocated for computing net income per ordinary share-diluted	18,597	(40,824)	(40,546)
Shares (denominator) (ii):
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic (iii)	128,663,415	179,954,056	177,711,280
Series A and Series B convertible preferred shares (as - if converted method)	26,605,529	—	—
Employee share options (treasury effect)	9,989,086	—	—
Weighted average ordinary shares outstanding used in computing net income per ordinary share-diluted(iv)	165,258,030	179,954,056	177,711,280
Net income (loss) attributable to Camelot Information Systems Inc. per ordinary share-basic	0.12	(0.23)	(0.23)
Net income (loss) attributable to Camelot Information Systems Inc. per ordinary share-diluted	0.11	(0.23)	(0.23)

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

(ii)                                  The net income per share information for all periods presented has reflected the 4-for-1 stock split effected in May 2010 (See Note 15 “Ordinary shares”).

(iii)                               As of December 31, 2010, 2011 and 2012, the Group has 2,690,000, 16,059,328 and 7,355,328 employee share options outstanding that can potentially dilute net income per share in the future but were excluded in computation of diluted net income per share in 2010, 2011 and 2012 as their effect would be anti-dilutive.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in U.S. dollars in thousands, except share and per share data)

14.                                                 FAIR VALUE MEASUREMENTS

The following table summarized the movement of the balances of the Group’s financial liabilities measured at fair value with level 3 inputs on a recurring basis:

	Balance at December 31, 2010	Addition due to acquisition	Changes in fair value	Move to consideration payable	Balance at December 31 2011	Change in fair value	Move to consideration payable	Balance at December 31 2012

Contingent consideration:
Tansun	2,307	—	855	(3,162)	—	—	—	—
Dimension	—	5,155	814	(3,147)	2,822	170	(2,992)	—
Total	2,307	5,155	1,669	(6,309)	2,822	170	(2,992)	—

The contingent consideration of Tansun based on the earnings for 2010 and 2011 were determined to be US$3,030 and US$3,162 as of December 31, 2010 and 2011, respectively. The contingent consideration of Dimension based on the earnings for 2011 and 2012 were determined to be US$3,147 and US$2,992 as of December 31, 2011 and 2012, respectively.

Measured at fair value on a non-recurring basis

The Group measured fair value of assets and liabilities acquired in business acquisitions using various valuation methods, primarily consisting of the “cost,” “income approach-excess earnings” and “with & without” valuation methods.  These purchased assets and liabilities are considered Level 3 assets and liabilities because the Group used unobservable inputs, reflecting the Group’s assessment of the assumptions that market participants would use in valuing these assets and liabilities (Note 3).

The Group measured the intangible assets at fair value on a nonrecurring basis when the carrying amount of an asset may no longer be recoverable as results of the impairment assessment (Note 9). The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

The Group measured the goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments (Note 8). The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

15.                                                ORDINARY SHARES

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

On July 21, 2010, the Company completed the initial public offering (“IPO”) on the New York Stock Exchange and issued 9,166,667 American Depositary Shares (“ADS”) representing 36,666,668 ordinary shares. At the same time, 44,055,018 of Series A Convertible Preferred Shares and 4,019,328 of Series B Convertible Preferred Shares were automatically converted into 48,074,346 ordinary shares.

On December 10, 2010, the Company completed a follow-on public offering and issued 1,074,030 ADSs, representing 4,296,120 ordinary shares as part of the offering.

On August 2011, the Company issued 1,152,352 ordinary shares as part of the consideration for the acquisition of Dimension.

On May 26, 2011, the Company’s board of directors approved a share repurchase program effective May 26, 2011. Under the approved program, the Company is authorized to repurchase up to US$20 million worth of its issued and outstanding ADSs from time to time, depending on market conditions and other factors. During the years ended December 31, 2011, the Company repurchased 8,473,600 ordinary shares for total consideration of US$14,415. The repurchased shares were recorded as a reduction of additional paid in capital.

On October 16, 2012, the Company signed a share transfer agreement with the original selling shareholders of Dimension regarding transferring 35% of Dimension to the latter in exchange of 1,152,352 ordinary shares, which was the share consideration issued to the original selling shareholders of Dimension during acquisition of the entity on January 1, 2011. The shares were recorded as a reduction of additional paid in capital.

As of December 31, 2012, the Company had 451,925,654 ordinary shares authorized, and 190,926,475 and 186,221,367 ordinary shares issued and outstanding, respectively.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in U.S. dollars in thousands, except share and per share data)

16.                                                 EMPLOYEE BENEFIT PLAN

Full time employees of the Group located in the PRC (mainland) and Taiwan participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The Group accrues for these benefits based on certain percentages of the employees’ salaries.

The total provision for such employee benefits were US$6,462, US$10,643 and US$14,669 for the years ended December 31, 2010, 2011 and 2012, respectively.

17.                                                 STATUTORY RESERVE

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries located in the PRC (mainland), being foreign invested enterprises established in the PRC (mainland), are required to provide for certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts.  The Company’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.  In accordance with the Company Act of Taiwan, the Company’s subsidiaries located in Taiwan are required to provide for statutory reserve which is 10% of their after-tax profit until such reserve has reached their registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Company’s subsidiaries.  The appropriations to these reserves by the Group’s PRC (mainland) and Taiwan subsidiaries were US$3,838, US$2,286 and US$1,065 for the years ended December 31, 2010, 2011 and 2012, respectively.  As of December 31, 2012 the aggregate amounts of capital and reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution was US$99,214.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in U.S. dollars in thousands, except share and per share data)

18.                                                 SHARE-BASED COMPENSATION

2006 Equity Incentive Plan

On June 26, 2006, the Group adopted the 2006 Equity Incentive Plan, which was amended and restated in May 2010 (collectively, the “2006 Plan”).  The 2006 Plan allows the Group to grant options to its employees and directors to purchase up to 10,872,000 ordinary shares subject to vesting requirement.  In March 2008, November 2008, and May 2010, the Company increased the total number of ordinary shares available for issuance under the 2006 Plan by 3,200,000, 5,426,012, and 4,000,000 shares, respectively, resulting in a total of 23,498,012 options available for grant under the 2006 Plan.  The share option information for all periods presented has reflected the 4-for-1 stock split in May 2010 pursuant to the anti-dilution provisions under the 2006 Plan.

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

On August 16, 2010, the Company granted 2,400,000 options with an exercise price of US$2.66 per share for 2,360,000 options and US$1.47 per share for 4,000 options respectively. 2,300,000 options vested on the filing date of the Company’s 2010 annual report on Form 20-F as the net revenues for the year ended December 31, 2010 met US$176.4M. The contractual life is 1 years from the date of grant. In addition, 60,000 options vest over four years where 25% vest on the first anniversary of the grant date, and 6.25% vest each quarter over the next three years thereafter. The contractual life is 8 years from the date of grant. The remaining 40,000 options vest over four years, where 20% vest on the first anniversary of the grant date, 5% vest each quarter over the second year, and 7.5% vest each quarter over the next two years thereafter. The contractual life is 8 years from the date of grant.

On December 17, 2010, the Company granted 150,000 employee options with an exercise price of US$2.50 per share, of which 33.33% vest on the first anniversary of the grant date, and 8.33% vest each quarter over the next two years thereafter.  The contractual life is 8 years from the date of grant.

On April 7, 2011, the Company granted to employees 240,000 options, which vested immediately on the grant date. The contractual life of the nonvested shares is 8 years from the date of grant.

On April 15, 2011, the Company granted options on 320,000 shares with an exercise price of US$1.25 per share to employees. 50% of the options vest on the first and second anniversary of the grant date respectively. The contractual life is 8 years from the date of grant.

On April 15, 2011, the Company granted options on 1,052,000 shares with an exercise price of US$3.75 per share to employees. The vesting of the options will be on the filing date of the company’s 2011 annual report on Form 20-F, and contingent upon the achievement of certain profit targets for the year ended December 31, 2011 which is considered probable.  The exercise price will be adjusted if the actual profits for 2011 exceed the profit targets. The contractual life is 8 years from the date of grant.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

 (in U.S. dollars in thousands, except share and per share data)

18.                                                 SHARE-BASED COMPENSATION - continued

2006 Equity Incentive Plan - continued

On September 1, 2011 (the “2011 repricing date”), the Company’s board of directors and compensation committee approved to amend the terms of 21,013,820 stock options granted to employees to reduce the exercise price of all outstanding share options to US$0.0025 or US$0.245 per share based on the closing price of the Company’s ADSs on NYSE on September 1, 2011. The amendments did not change the vesting provisions or the number of shares subject to any of the option awards. This was accounted for as a share option modification and required the remeasurement of the fair value of these share options. This remeasurement resulted in a total incremental share-based compensation of US$15,092, of which US$13,221 was recognized in the year ended December 31, 2011, and the remaining is recognized ratably over the remaining vesting period of the awards.

On October 1, 2011, the Company granted 800,000 options with an exercise price of US$0.75 per share. The options vested immediately on the grant date. The contractual life is 4 years from the date of grant.

On January 31, 2012, the Company granted 752,000 employee options with an exercise price of US$0.245 per share, of which 20% will vest on the first anniversary of the grant date, and 5% will vest each quarter in the second year, and 7.5% will vest each quarter over the next two years thereafter. The contractual life is 8 years from the date of grant.

On July 11, 2012, the Company granted 200,000 options which vested immediately on the grant date. The contractual life of the nonvested shares is 4 years from the date of grant.

On December 15, 2012 (the “2012 repricing date”), the Company’s board of directors and compensation committee approved to amend the terms of certain stock options granted to employees to reduce the exercise price of 13,883,328 outstanding share options granted before 2011to nil per share. The amendments did not change the vesting provisions or the number of shares subject to any of the option awards. This was accounted for as a share option modification and required the remeasurement of the fair value of these share options. This remeasurement resulted in a total incremental share-based compensation of US$1,522, of which US$1,408 was recognized in the year ended December 31, 2012, and the remaining is recognized ratably over the remaining vesting period of the awards.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in U.S. dollars in thousands, except share and per share data)

18.                               SHARE-BASED COMPENSATION - continued

2006 Equity Incentive Plan - continued

A summary of option activity under the Plan as of December 31, 2012, and changes during the year then ended is presented below:

		Weighted		Weighted-average	Aggregate
		average		remaining	intrinsic
Options	Shares	exercise price		contractual term	value

Outstanding at January1, 2012	16,059,328	$	US0.20
Granted*	14,835,328	$	US0.01
Exercised	(8,600,000)	$	US0.28
Forfeited	(1,056,000)	$	US0.25
Cancelled*	(13,883,328)	$	US0.16
Outstanding at December 31, 2012	7,355,328	$	US0.12	4.6 years	2,025
Exercisable at December 31, 2012	5,747,833	$	US0.12	4.2 years	1.494

* Due to the share option modification in December 2012, 13,883,328 old share options were cancelled and replaced with the same number of new share options granted.

The weighted average grant date fair values of the options granted during the years ended December 31, 2010, 2011 and 2012 were US$0.88, US$1.25 and US$0.50, respectively.  The total intrinsic value of options exercised during the year ended December 31, 2010, 2011 and 2012 were $nil, $3,744 and $2,387, respectively.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	Years ended December 31,
	2010	2011	2012

Weighted average risk-free interest rate	1.49%	1.35%	1.44%
Weighted average expected term	1.4 years	2.2 years	4.7 years
Weighted average volatility	41.1%	45.5%	47.1%
Weighted average dividend yield	—	—	—
Weighted fair value of underlying ordinary shares	2.90	1.01	0.62

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in U.S. dollars in thousands, except share and per share data)

18.                               SHARE-BASED COMPENSATION - continued

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

The Group recorded share-based compensation of  US$2,924 , US$19,366 and US$4,441 during the years ended December 31, 2010, 2011 and 2012, respectively, based on the fair value on the grant dates over the requisite service period of award according to the graded vesting schedule.

As of December 31, 2012, total unrecognized compensation expense relating to unvested share options was US$1,865.  The amount is expected to be recognized over a weighted average period of 1.08 years according to the graded vesting schedule.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in U.S. dollars in thousands, except share and per share data)

19.                               NONCONTROLLING INTEREST

	Dimension	Harmonation	Yantai	Wuxi	Total
Balance as of December 31, 2010	—	591	(28)	—	563
Dissolution of Yantai (1)	—	—	32	—	32
Foreign currency translation adjustment	—	(15)	(4)	—	(19)
Net income	—	(233)	—	—	(233)
Balance as of December 31, 2011	—	343	—	—	343
Injection of a noncontrolling shareholder	—	—	—	1,102	1,102
Disposal of Dimension’s share (2)	3,387	—	—	—	3,387
Foreign currency translation adjustment	4	13	—	12	29
Net income	215	11	—	(82)	144
Balance as of December 31, 2012	3,606	367	—	1,032	5,005

(1) In 2011, to streamline the Corporate Structure, the Company dissolved Yantai Q.B. Eleven Outsourcing Service Company (“Yantai”) since the subsidiary did not have business operations.

(2) In January 2011, the Company acquired 100% equity interest of Dimension for a total consideration of $14.5 million, and the initial consideration includes US$4 million in cash and 1,152,352 ordinary shares of the Company with a fair value of US$5.34 million based on the closing market price of the Company’s ADSs on the acquisition date.  The purchase was accounted for as a business combination using the acquisition method of accounting. (see Note 3)

In September 2012, the Company and the original selling shareholders of Dimension (who are the current employees of the Group) agreed that the Group transferred 35% equity ownership of Dimension to the original selling shareholders in exchange for 1,152,352 ordinary shares of the Company.  The fair value of the shares received by the Company was determined to be US$357 and the fair value of the 35% equity ownership of Dimension transferred by the Group was determined to be US$4,265.  The excess of value (US$3,908) transferred by the Company in the transaction was recorded as non-cash compensation expense.  The transaction was completed in November 2012 and the Group continues to retain control of Dimension and therefore the Group continues to consolidate Dimension as a subsidiary.

20.                               COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. Rental expenses under operating leases were US$2,842, US$2,541 and US$2,752 for the years ended December 31, 2010, 2011 and 2012, respectively.

Future minimum lease payments under such non-cancelable leases as of December 31, 2012 are as follows:

2013	1,813
2014	1,359
2015	913
2016	913
2017 and thereafter	3,307
Total	8,305

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in U.S. dollars in thousands, except share and per share data)

20.                               COMMITMENTS AND CONTINGENCIES - continued

Legal contingencies

The Company initially acquired its Hong Kong operation (“Previous HK Operations”) in 2006 through the Company and Triumph. Under applicable Hong Kong law, the Company and Triumph were deemed to have established a place of business and carrying on business in Hong Kong, and therefore, both were required to obtain business registration certificates from the Business Registration Office of the Hong Kong government and to be registered with the Companies Registry of the Hong Kong government within one month of their acquisition of its Previous HK Operations. The Company did not obtain such certificates or undertake such registration and accordingly, the Company’s Previous HK Operations were not fully compliant with registration requirements in Hong Kong. As a result of such non-compliance, the Company could be subject to a fine for each day of non-compliance and a maximum one-time fine. As of December 31, 2011, no losses with respect to this contingency were accrued. There has been no prosecution initiated by the relevant authorities. If such action were to be taken, the penalty that the Company would incur could be in the range from zero to a maximum of US$264 up to November 5, 2010. The Company is unable to reasonably estimate the actual amount that it may have to pay if the authorities were to become aware of the non-compliance and were to commence proceedings.

In addition, as an employer, The Company’s Previous HK Operations were required to comply with legal obligations with regard to mandatory provident funds and compensation insurance for its employees under the Mandatory Provident Fund Schemes Ordinance (Cap. 485), or MPFSO, and under the Employees’ Compensation Ordinance (Cap. 282), or ECO, of the Hong Kong laws, respectively. The Company’s Previous HK Operations were not compliant with certain provisions of the MPFSO for a duration of approximately 10 months between 2006 and 2007 by failing to ensure, in relation to one employee at the time that such employee becomes a member of a registered mandatory provident fund scheme and to make and deduct the respective employer and employee mandatory provident fund contributions in a total amount of HK$20,000 to the employee’s account of such scheme. The Company’s Previous Hong Kong Operations were also not compliant with certain provisions of the ECO by failing to take out worker’s compensation insurance in relation to the said one employee.

As a result of the foregoing, the Company may be subject to fines, penalties and/or prosecutions under local laws and regulations. In recent enforcement cases under the MPFSO, defaulting employer(s) have been ordered to repay all unpaid contributions, and a surcharge or a penalty of the higher of US$0.6 or 5% of the total unpaid amount. The Company’s Previous HK Operations have made up these default contributions into the relevant employee’s mandatory provident fund scheme account and have been in compliance with its legal obligations under the MPFSO since October 2007. Furthermore, with respect to the failure to take out compensation insurance, any fines, penalties and/or prosecutions may include but not be limited to facing a maximum fine of US$13. Up to November 5, 2010, none of the Company’s Previous HK Operations’ employees have been injured whilst at work and the Company’s Previous HK Operations have been in full compliance with the ECO since March 2010. There has been no prosecution initiated by the relevant authorities or employees and the Company believes that if such action were to be taken, the actual penalty that the Company could incur would be insignificant. As of December 31, 2011 and December 31, 2012, no losses with respect to this contingency were accrued.

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in U.S. dollars in thousands, except share and per share data)

20.                               COMMITMENTS AND CONTINGENCIES - continued

Securities Class Action:

The Company were named as a defendant in a putative securities class action filed in the United States District Court for the Southern District of New York: Michael Fox v. Camelot Information Systems Inc., et al., Civil Action No. 12 CIV 0086 (filed on January 5, 2012). The complaint in this action also named as defendants our current and former directors and officers. The complaint also named underwriters for the Company’s initial public offering in July 2010 and the follow-on offering in December 2010.

Plaintiffs allege that the Company made various misstatements and omissions regarding the business practices and financial results in violation of the federal securities laws. Specifically, plaintiffs allege that the Company failed to disclose negative trends in the business, including those with respect to the the employees and most important customers. Plaintiffs seek to represent a class of all persons who purchased or otherwise acquired the the Company’s ADSs between July 21, 2010 and September 28, 2011, and/or who acquired shares of the Company’s ADSs pursuant to or traceable to the allegedly false and misleading registration statements and prospectuses issued in connection with our initial public offering and follow-on offering.  By order dated June 6, 2012, and pursuant to the Private Securities Litigation Reform Act, Judge Gardephe appointed lead plaintiffs and lead counsel in the case. Pursuant to a stipulation executed by the parties to the action, lead plaintiffs filed their consolidated amended complaint on September 6, 2012, and subsequently filed a corrected amended class action complaint on September 28, 2012.  The Company have filed a motion to dismiss the corrected amended class action complaint, which has been briefed by the parties and is currently pending before the court.

21.                               SEGMENT REPORTING

The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.  The Group has one operating segment.  The Group’s revenue and net income are substantially derived from enterprise application services and financial industry IT services.

The following table summarizes the Group’s net revenues in different geographic locations in U.S. dollars:

	Years ended December 31,
	2010	2011	2012

Net revenues
PRC	160,897	195,076	218,540
Taiwan	14,963	9,036	10,083
Japan	14,663	21,120	21,811
Others	2,340	1,888	3,629
Total	192,863	227,120	254,063

Geographic area information for net revenues is summarized based on the countries in which the customers are located

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in U.S. dollars in thousands, except share and per share data)

21.                               SEGMENT REPORTING - continued

The following table summarizes the Group’s net revenues by service line:

	Years ended December 31,
	2010	2011	2012

Enterprise application services	126,396	158,733	164,487
Hardware and software product	159	448	635

Total enterprise application services	126,555	159,181	165,122

Financial industry services	59,012	59,486	80,887
Hardware and software product	7,296	8,453	8,054

Total financial industry services	66,308	67,939	88,941

Total net revenues	192,863	227,120	254,063

The following table summarizes the Group’s long-lived assets in different geographic locations in U.S. dollars:

	2011	2012
Long-lived assets
PRC	49,042	15,550
Taiwan	1,649	340
Others	1,731	1,901
Total	52,422	17,791

22.                               SUBSEQUENT EVENTS

In March 2013, the board of directors of the Company has received a preliminary non-binding proposal letter dated March 12, 2013 from the Chairman and Chief Executive Officer, Mr. Simon Yiming Ma, the President, Ms. Heidi Chou, and the Executive Vice President and the Chief Executive Officer of CFITS, a subsidiary of the Company, Mr. Yuhui Wang (together with Mr. Ma and Ms. Chou, the “Buyer Group”), to acquire all of our outstanding shares that are not currently owned by the Buyer Group and their respective affiliates and certain of our other management members who may choose to join the Buyer Group in a going private transaction for US$1.85 per ADS in cash, subject to certain conditions. According to the proposal letter, the acquisition is intended to be financed through a combination of debt and equity capital, and the Buyer Group has been in discussion with a financial institution which has expressed interest in financing the proposed acquisition. The board of directors has formed a special committee of independent directors to consider the proposal and no decisions have been made by the special committee with respect to the response to the proposal.

In January 2013, Tianyi Financial Technology Service (Wuhan) Co., Ltd (“Tianyi”), filed a complaint against Tansun Beijing, one of our wholly owned PRC subsidiaries, before the Haidian District People’s Court in Beijing, alleging that Tansun Beijing breached the strategic cooperation agreement with Tianyi and seeking compensation in an aggregate amount of US$970 (RMB6 million). Tansun Beijing filed a motion to quash service of summon on the ground of lack of jurisdiction of the court.  By order dated February 18, 2013, Haidian District People’s Court in Beijing transferred this case to Chaoyang District People’s Court in Beijing. Tansun Beijing then appealed to The First Intermediate People’s Court in Beijing.  This case is currently pending.

Given the proceeding is in a very preliminary stage, there is considerable uncertainty regarding the timing or ultimate resolution of such proceeding, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made.  The Group does not expect the results of this lawsuit to have a material effect on the Company’s business, results of operations or financial condition.

CAMELOT INFORMATION SYSTEMS INC.

Additional Information-Financial Statement Schedule I

Financial Information of Parent Company

Balance Sheets

(in U.S. dollars in thousands, except share data)

	Years ended December 31,
	2011	2012
Assets

Current assets:
Cash and cash equivalents	4,849	18,372
Term deposits	40,854	—
Accounts receivable	152	199
Amounts due from related parties	20,747	21,960
Prepaid expenses and other current assets	669	1,725
Total current assets	67,271	42,256
Investment in subsidiaries	190,190	172,949
Intangible assets, net	—	1,554
Other noncurrent assets	352	266
Total assets	257,813	217,025
Liabilities and shareholders equity

Current liabilities:
Amounts due to related parties	12,995	12,881
Accrued expenses and other payables	4,158	2,294
Consideration payable in connection with business acquisitions	5,132	2,992
Total current liabilities	22,285	18,167
Contingent consideration payable-noncurrent	2,822	—
Other noncurrent liabilities	961	590
Total liabilities	26,068	18,757
Shareholders’ equity:
Ordinary shares (no par value; 451,925,654 shares authorized as of December 31, 2011 and 2012; 182,762,475 shares issued and 177,621,367 shares outstanding as of December 31, 2011; 190,926,475 shares issued and 185,069,020 shares outstanding as of December 31, 2012)	—	—
Additional paid-in capital	189,094	194,039
Retained earnings (accumulated deficit)	20,967	(19,579)
Accumulated other comprehensive income	21,684	23,808
Total shareholders equity	231,745	198,268
Total liabilities and shareholders’ equity	257,813	217,025

CAMELOT INFORMATION SYSTEMS INC.

Financial Information of Parent Company

Statements of Comprehensive Income

(in U.S. dollars in thousands, except share and per share data)

	Years Ended December 31,
	2010	2011	2012

Net revenues	130	178	48
Cost of revenues (including share-based compensation of US$136, US$1,463 and US$278 in 2010, 2011 and 2012, respectively)	(300)	(1,622)	(545)
Gross loss	(170)	(1,444)	(497)
Selling and marketing expenses (including share-based compensation of US$354, US$7,427 and US$2,043 in 2010, 2011 and 2012, respectively)	(354)	(7,427)	(2,043)
General and administrative expenses (including share-based compensation of US2,434, US$10,476 and US$2,120 in 2010, 2011 and 2012, respectively)	(2,504)	(16,706)	(11,050)
Changes in fair value of contingent consideration for business acquisitions	(3,880)	(1,669)	(170)
Total operating expenses	(6,738)	(25,802)	(13,263)
Loss from operations	(6,908)	(27,246)	(13,760)
Other income (expenses), net	381	1,624	750
Loss on disposal of a subsidiary	—	(23)	—
Equity in earnings (losses) of subsidiaries	25,124	(15,179)	(27,536)
Income (loss) before provisions for income taxes	18,597	(40,824)	(40,546)
Provisions for income taxes	—	—	—
Net income (loss)	18,597	(40,824)	(40,546)

Net income (loss)	18,597	(40,824)	(40,546)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	6,109	8,228	2,124
Comprehensive income (loss)	24,706	(32,596)	(38,422)

CAMELOT INFORMATION SYSTEMS INC.

Financial Information of Parent Company

Parent Company Statements of Change in Equity

(in U.S. dollars in thousands, except share data)

	Series A		Series B		Ordinary shares			Additional	Retained earnings	Accumulated other	Total
	preferred shares		preferred shares		Shares		Shares to	paid-in	(accumulated	comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	outstanding	Amount	be issued	capital	deficit)	income	equity
Balance as of December 31, 2009	44,055,018	28,725	4,019,328	5,000	82,640,994	—	11,035	20,199	43,194	7,347	115,500
Issuance of ordinary shares	—	—	—	—	7,932,000	—	(11,035)	11,035	—	—	—
Conversion of preferred shares upon the initial public offering (“IPO”)	(44,055,018)	(28,725)	(4,019,328)	(5,000)	48,074,346	—	—	33,725	—	—	—
Issuance of common shares upon IPO	—	—	—	—	36,666,668	—	—	89,635	—	—	89,635
Issuance of common shares upon the follow-on public offering	—	—	—	—	4,296,120	—	—	19,949	—	—	19,949
Share based compensation	—	—	—	—	—	—	—	2,924			2,924
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	6,109	6,109
Net income	—	—	—	—	—	—	—	—	18,597	—	18,597
Balance as of December 31, 2010	—	—	—	—	179,610,128	—	—	177,467	61,791	13,456	252,714
Issuance of ordinary shares in connection with business acquisition	—	—	—	—	1,152,352	—	—	5,341	—	—	5,341
Repurchase of ordinary shares	—	—	—	—	(8,473,600)	—	—	(14,415)	—	—	(14,415)
Options exercised	—	—	—	—	5,332,492	—	—	1,335	—	—	1,335
Share based compensation	—	—	—	—	—	—	—	19,366			19,366
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	8,228	8,228
Net loss	—	—	—	—	—	—	—	—	(40,824)	—	(40,824)
Balance as of December 31, 2011	—	—	—	—	177,621,372	—	—	189,094	20,967	21,684	231,745
Shares received for transfer of noncontrolling interest of a subsidiary					(1,152,352)			(357)			(357)
Adjustment in additional paid-in capital due to transfer of noncontrolling interest of a subsidiary	—	—	—	—	—	—	—	878	—	—	878
Options exercised	—	—	—	—	8,600,000	—	—	—	—	—	—
Share based compensation	—	—	—	—	—	—	—	4,441	—	—	4,441
Capital investment	—	—	—	—	—	—	—	(17)	—	—	(17)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	2,124	2,124
Net loss	—	—	—	—	—	—	—	—	(40,546)		(40,546)
Balance as of December 31, 2012	—		—	—	185,069,020	—	—	194,039	(19,579)	23,808	198,268

CAMELOT INFORMATION SYSTEMS INC.

Financial Information of Parent Company

Statements of Cash Flows

(in U.S. dollars in thousands)

	Years Ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net income (loss)	18,597	(40,824)	(40,546)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of intangible assets	—	—	388
Equity in (earnings) loss of subsidiaries	(25,124)	15,179	27,536
Loss on disposal of subsidiary	—	23	—
Share-based compensation	2,924	19,366	4,441
Changes in fair value of contingent consideration for business acquisitions	3,880	1,669	170
Non-cash compensation resulting from transfer of non-controlling interest of Dimension (Note 19)	—	—	3,908
Changes in operating assets and liabilities:
Accounts receivable	(6)	(27)	(47)
Amounts due from related parties	(1,757)	(14,872)	(1,213)
Prepaid expenses and other current assets	(769)	(825)	(1,058)
Other noncurrent assets	(352)	—	86
Accrued expenses and other payables	1,153	3,501	(1,909)
Other noncurrent liabilities	1,090	(59)	(373)
Net cash (used in) provided by operating activities	(364)	(16,869)	(8,617)
Cash flows from investing activities:
Purchase of term deposits	—	(40,854)	—
Maturity of term deposits		—	40,854
Purchases of businesses	(13,359)	(12,936)	(3,500)
Investment in subsidiaries		(2,015)	(10,000)
Net cash (used in) provided by investing activities	(13,359)	(55,805)	27,354
Cash flows from financing activities:
Repurchase of ordinary shares	—	(14,415)	—
Amounts due to related parties	6,713	(1,039)	(114)
Payment of professional fee related to initial public offering	—	(1,242)	—
Proceeds from issuance of initial public offering, net of issuance cost	90,818	—	—
Proceeds from follow-on offering	19,948	—	—
Reimbursed issuance cost from follow-on offering	—	836	—
Payment of reimbursable issuance cost related to follow-on offering	(141)	(694)	—
Payment of deferred consideration for acquisitions	(4,252)	(7,961)	(5,100)
Proceeds from exercise of share options	—	1,335	—
Net cash provided by (used in) financing activities	113,086	(23,180)	(5,214)
Net increase (decrease) in cash and cash equivalents	99,363	(95,854)	13,523
Cash and cash equivalents, beginning of year	1,340	100,703	4,849
Cash and cash equivalents, end of year	100,703	4,849	18,372

CAMELOT INFORMATION SYSTEMS INC.

NOTES TO ADDITIONAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands)

1.                                                BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries.  The parent-only financial statements are presented as the restricted net assets of the consolidated subsidiaries exceed 25% of the consolidated net assets as of December 31, 2012.

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

4.                                                RELATED PARTY BALANCE

The following represented related party balances as of December 31, 2011 and 2012:

	As of December 31,
	2011	2012
Amount due from related parties
Triumph	575	575
King’s	729	989
Taiwan Camelot	1,410	1,410
Shanghai Camelot	5	5
Beijing Camelot	13,746	14,217
Asialink	31	31
Bayshore	4,147	4,370
Yinfeng	104	363
Total	20,747	21,960
Amount due to related parties
Huaqiao	(12,995)	(12,881)
Total	(12,995)	(12,881)